     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1997

                                                        REGISTRATION NO. 2-28097

                                                                        811-1582
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        / / PRE-EFFECTIVE AMENDMENT NO.
                                      ----

                        / / POST-EFFECTIVE AMENDMENT NO.
                                      ---

                        (Check appropriate box or boxes)

                      THE ENTERPRISE GROUP OF FUNDS, INC.

               (Exact Name of Registrant as Specified in Charter)

                                 1-800-432-4320

                        (Area Code and Telephone Number)

                      3343 PEACHTREE ROAD, N.E., SUITE 450

                             ATLANTA, GEORGIA 30326

                    (Address of Principal Executive Offices)

                          CATHERINE R. MCCLELLAN, ESQ.

                      THE ENTERPRISE GROUP OF FUNDS, INC.

                      3343 PEACHTREE ROAD, N.E., SUITE 450

                             ATLANTA, GEORGIA 30326

                    (Name and Address of Agent for Service)

                                   COPIES TO:

                             MARGERY K. NEALE, ESQ.

                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP

                                919 THIRD AVENUE

                         NEW YORK, NEW YORK 10022-9998

It is proposed that this filing will become effective on May 24, 1997, or as soon thereafter as is practicable, pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933 and filed the Notice required by that Rule for Registrant's fiscal year ended December 31, 1996 on February 24, 1997. Accordingly, no filing fee is submitted herewith.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

ITEM OF PART A OF FORM N-14 AND CAPTION                           CAPTION OR LOCATION IN PROSPECTUS
----------------------------------------------------------------  ------------------------------------------------------

       1.  Beginning of Registration Statement and Outside Front
             Cover Page of Prospectus...........................  Cross Reference Sheet; Cover Page

       2.  Beginning and Outside Back Cover Page of
             Prospectus.........................................  Table of Contents

       3.  Fee Table, Synopsis Information and Risk Factors.....  Summary of Expenses; Summary; Risk Factors and Special
                                                                   Considerations

       4.  Information about the Transaction....................  The Reorganizations

       5.  Information about the Registrant.....................  Information about Enterprise Funds and RSF Inc.

       6.  Information about the Company Being Acquired.........  Information about Enterprise Funds and RSF Inc.

       7.  Voting Information...................................  Voting Information

       8.  Interest of Certain Persons and Experts..............  Not Applicable

       9.  Additional Information Required for Reoffering by
             Persons Deemed to be Underwriters..................  Not Applicable


                                                                  CAPTION OR LOCATION IN STATEMENT OF ADDITIONAL
ITEM OF PART B OF FORM N-14 AND CAPTION                           INFORMATION
----------------------------------------------------------------  ------------------------------------------------------

      10.  Cover Page...........................................  Cover Page

      11.  Table of Contents....................................  Table of Contents

      12.  Additional Information about the Registrant..........  Additional Information about Enterprise Funds and RSF
                                                                   Inc.

      13.  Additional Information about the Company being
             Acquired...........................................  Additional Information about Enterprise Funds and RSF
                                                                   Inc.

      14.  Financial Statements.................................  Financial Statements

ITEM OF PART C OF FORM N-14 AND CAPTION                           CAPTION OR LOCATION IN PART C
----------------------------------------------------------------  ------------------------------------------------------

      15.  Indemnification......................................  Indemnification

      16.  Exhibits.............................................  Exhibits

      17.  Undertakings.........................................  Undertakings

                          RETIREMENT SYSTEM FUND INC.
                                 P.O. BOX 2064
                             GRAND CENTRAL STATION
                         NEW YORK, NEW YORK 10163-2064
NOTICE OF SPECIAL MEETING
OF
SHAREHOLDERS
TO BE
HELD ON
      , 1997
                  TO THE SHAREHOLDERS OF:
                  Retirement System Fund Inc. Core Equity Fund
                  Retirement System Fund Inc. Emerging Growth Equity Fund Retirement System Fund Inc. Intermediate-Term Fixed-Income Fund
                  Retirement System Fund Inc. Money Market Fund

                         NOTICE IS HEREBY GIVEN that a Special Meeting of
                  Shareholders (the "Meeting") of Retirement System Fund Inc. Core Equity Fund ("RSF Inc. Core Equity"), Retirement System Fund Inc. Emerging Growth Equity Fund ("RSF Inc. Emerging Growth"), Retirement System Fund Inc. Intermediate-Term Fixed-Income Fund ("RSF Inc. Intermediate-Term"), and Retirement System Fund Inc. Money Market Fund ("RSF Inc. Money Market"), (each, an "Acquired Fund," and collectively, the "Acquired Funds" or the "RSF Inc. Funds"), and each a separate series of Retirement System Fund Inc. ("RSF Inc."), will be held at the offices of RSF Inc., 317 Madison Avenue, New York,
                  New York 10017, on        , 1997 at             , for the
                  following purposes with respect to each Acquired Fund:

                               A. To approve an Agreement and Plan of
                                  Reorganization and the proposed transaction
                      with respect to each Acquired Fund whereby all of the assets and liabilities of such Acquired Fund will be transferred to the series of The Enterprise Group of Funds, Inc. (each, an "Acquiring Fund" and collectively, the "Enterprise Portfolios") listed opposite its name below, in exchange for Class Y shares of such Acquiring Fund, which will be distributed pro rata by the Acquired Fund to the holders of its shares in complete liquidation of the Acquired Fund.

                        ACQUIRED FUND                         ACQUIRING FUND
                   --------------------------------------  --------------------
                       RSF INC. CORE EQUITY..............  Enterprise Growth
                                                           and Income Portfolio
                       RSF INC. EMERGING GROWTH..........  Enterprise Small
                                                           Company Growth
                                                           Portfolio
                       RSF INC. INTERMEDIATE-TERM........  Enterprise
                                                           Government
                                                           Securities Portfolio
                       RSF INC. MONEY MARKET.............  Enterprise Money
                                                           Market Portfolio

                               B. To transact such other business as may
                                  properly come before the Meeting or any and
                      all adjournments thereof.

                         The Board of Directors has fixed the close of business
                  on             , 1997, as the record date for the
                  determination of shareholders of each Acquired Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

                         A complete list of the shareholders of each Acquired
                  Fund entitled to vote at the Meeting will be available and open to the examination of any shareholder of such Acquired Fund, for any purpose germane to the Meeting during ordinary business hours at the offices of the Acquired Funds, 317 Madison Avenue, New York, New York 10017.

                         You are cordially invited to attend the Meeting.
                  Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the envelope provided for that purpose. The enclosed proxy is being solicited on behalf of the Board of Directors of the Acquired Funds.

                                                         By Order of the Board
                                                         of Directors,

                                                         Stephen P. Pollak
                                                         SECRETARY

                  New York, New York
                  Dated:        , 1997

PROXY STATEMENT AND
PROSPECTUS
MAY   , 1997
                                       CORE EQUITY FUND
                                 EMERGING GROWTH EQUITY FUND
                             INTERMEDIATE-TERM FIXED-INCOME FUND
                                      MONEY MARKET FUND
                                        PORTFOLIOS OF
                                RETIREMENT SYSTEM FUND INC.
                                          P.O. BOX 2064
                                      GRAND CENTRAL STATION
                                  NEW YORK, NEW YORK 10163-2064
                                           800-772-3615

                                ---------------------------------

                                         PROXY STATEMENT

                                 -------------------------------

                            THE ENTERPRISE GROUP OF FUNDS, INC.
                               3343 PEACHTREE ROAD, N.E. SUITE 450
                                      ATLANTA, GEORGIA 30326
                                           800-432-4320

                                ---------------------------------

                                           PROSPECTUS

                                 -------------------------------

                         This Proxy Statement/Prospectus is being furnished to
                  shareholders of: Retirement System Fund Inc. Core Equity Fund ("RSF Inc. Core Equity"), Retirement System Fund Inc. Emerging Growth Equity Fund ("RSF Inc. Emerging Growth"), Retirement System Fund Inc. Intermediate-Term Fixed-Income Fund ("RSF Inc. Intermediate-Term"), and Retirement System Fund Inc. Money Market Fund ("RSF Inc. Money Market," and each of RSF Inc. Core Equity, RSF Inc. Emerging Growth, RSF Inc. Intermediate-Term and RSF Inc. Money Market being referred to individually as an "Acquired Fund" and collectively as the "Acquired Funds" or the "RSF Inc. Funds"), each a series of Retirement System Fund Inc. ("RSF Inc."), a Maryland corporation. This Proxy Statement/Prospectus is being furnished in connection with the Special Meeting of Shareholders of each of the Acquired Funds (the "Meeting") to
                  be held on        , 1997, at which shareholders will be asked
                  to vote on a proposed reorganization (each, a "Reorganization" and collectively, the "Reorganizations") pursuant to which all of the assets and liabilities of the respective Acquired Fund will be transferred to the series (each, an "Acquiring Fund," and collectively, the "Acquiring Funds" or the "Enterprise Portfolios") (the Acquired Funds and Acquiring Funds are collectively referred to as the "Funds") of The Enterprise Group of Funds, Inc. ("Enterprise Funds"), a Maryland corporation, listed opposite its name below, in exchange for Class Y shares of such Acquiring Fund.

                   ACQUIRED FUND                         ACQUIRING FUND
                   -----------------------------  -----------------------------
                   RSF INC. CORE EQUITY.........  Enterprise Growth and Income
                                                  Portfolio
                                                  (Enterprise Growth and
                                                  Income)
                   RSF INC. EMERGING GROWTH.....  Enterprise Small Company
                                                  Growth Portfolio
                                                  (Enterprise Small Company
                                                  Growth)
                   RSF INC. INTERMEDIATE-TERM...  Enterprise Government
                                                  Securities Portfolio
                                                  (Enterprise Government)
                   RSF INC. MONEY MARKET........  Enterprise Money Market
                                                  Portfolio
                                                  (Enterprise Money)

                  Shares of the Acquiring Fund received by the Acquired Fund will be distributed to the shareholders of the respective Acquired Fund in liquidation of such Acquired Fund. Shareholders of the Acquiring Funds will not vote on the Reorganizations.

                         THE BOARD OF DIRECTORS OF RSF INC. UNANIMOUSLY
                  RECOMMENDS THAT SHAREHOLDERS OF EACH ACQUIRED FUND VOTE IN FAVOR OF THE REORGANIZATION OF THE ACQUIRED FUND.

                         Enterprise Growth and Income, Enterprise Small Company
                  Growth, Enterprise Government and Enterprise Money are separate series of Enterprise Funds, an open-end, management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Enterprise Growth and Income is a newly created portfolio which seeks to achieve a total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average measured over a period of three to five years, by investing primarily in a broadly diversified group of large capitalization companies. Enterprise Small Company Growth is a newly created portfolio which seeks to achieve maximum capital appreciation, primarily through investment in the equity securities of companies that have a market capitalization of no more than $1 billion. Enterprise Government's investment objective is current income and safety of principal, primarily from securities that are obligations of the U.S. Government, or its agencies or its instrumentalities. Enterprise Money's investment objective is to provide the highest possible level of current income consistent with preservation of capital and liquidity by investing in obligations maturing in one year or less from the time of purchase. The investment objectives, policies and restrictions of the Acquiring Funds, and consequently the risks of investing in the Acquiring Funds, are similar to those of the respective Acquired Funds, but differ in certain respects. There can be no assurance that any Fund will achieve its objective. See "Summary Comparison of the Funds" and "Risk Factors and Special Considerations." Enterprise Capital Management, Inc. ("Enterprise Capital") is the investment adviser to each Acquiring Fund. Enterprise Fund Distributors, Inc. is the distributor of each Acquiring Fund.

                         This Proxy Statement/Prospectus should be retained for
                  future reference. It sets forth concisely the information about each Acquiring Fund that a prospective investor should know before investing. The preliminary Prospectus of Enterprise Funds is attached as Exhibit A to this Proxy Statement/Prospectus and is incorporated herein. The following additional information concerning the proposed Reorganizations has been filed with the Securities and Exchange Commission, and is incorporated herein by reference: (i) Prospectus of the Acquired Funds dated January 28, 1997; (ii) Statement of Additional Information of the Acquired Funds ("RSF Inc. SAI") dated January 28, 1997; (iii) Annual Report of the Acquired Funds for the fiscal year ended September 30, 1996;

                  (iv) preliminary Statement of Additional Information of Enterprise Funds ("Enterprise Funds preliminary SAI"); and (v) the Statement of Additional Information, filed as part of the Registration Statement of which this Proxy Statement/Prospectus forms a part. Copies of any of the documents listed in (i), (ii), and (iii) may be obtained by writing or calling RSF Inc. at the address and telephone number shown above. Copies of any of the documents listed in
                  (iv) and (v) may be obtained without charge by writing or calling Enterprise Funds at the address and telephone number shown above.

                         It is anticipated that this Proxy Statement/Prospectus
                  will first be mailed to shareholders on or about        ,
                  1997.

                  THE SHARES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR
                   GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL
                    DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD,
                     OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE
                      SHARES INVOLVES  INVESTMENT RISKS, INCLUDING THE
                                   POSSIBLE LOSS OF PRINCIPAL.

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                  SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF
                    THIS PROSPECTUS.   ANY REPRESENTATION TO THE CONTRARY IS
                                       A CRIMINAL OFFENSE.

TABLE OF CONTENTS

SUMMARY OF EXPENSES..................................................1
SUMMARY..............................................................6
  The Reorganizations................................................6
  Summary Comparison of the Funds....................................6
    Investment Objectives and Policies...............................6
    Advisory Fees and Expense Ratios................................12
    Distribution Arrangements.......................................15
    Purchase, Exchange and Redemption Privileges....................15
  Tax Considerations................................................17
  Risk Factors and Special Considerations...........................17
THE REORGANIZATIONS.................................................18
  Background and Reasons for Proposed Reorganizations...............19
    Considerations of the Board of Directors of RSF Inc.............19
    Considerations of the Board of Directors of Enterprise Funds....20
  Agreement Among Enterprise Capital, Retirement Investors and
   RSGroupSM........................................................20
  Terms of the Agreement............................................20
  Description of Shares to be Issued................................21
  Certain Effects of the Reorganizations On Shareholders of the
   Acquired Funds...................................................21
  Expenses of the Reorganizations...................................21
  Federal Income Tax Consequences...................................22
  Comparative Information on Shareholder Rights and Obligations.....22
FINANCIAL INFORMATION...............................................24
  Capitalization....................................................24
MANAGEMENT'S DISCUSSION OF FUNDS' PERFORMANCE.......................24
INFORMATION ABOUT ENTERPRISE FUNDS AND RSF Inc......................25
INFORMATION CONCERNING THE MEETING..................................26
  Voting Information................................................26
  Dissenters' Rights................................................28
SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT...........28
OTHER MATTERS.......................................................31
PRELIMINARY PROSPECTUS OF ENTERPRISE FUNDS...................Exhibit A
AGREEMENT AND PLAN OF REORGANIZATION.........................Exhibit B

SUMMARY OF EXPENSES

                                                                 ENTERPRISE
                                                                 GROWTH AND
                                                   RSF INC.        INCOME       PRO FORMA
                                                 CORE EQUITY     (CLASS Y)       COMBINED
                                                 ------------   ------------   ------------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)..........      None           None           None
Maximum Sales Charge Imposed on Reinvested
  Dividends
  (as a percentage of offering price)..........      None           None           None
Contingent Deferred Sales Charge
  (as a percentage of original purchase price
  or redemption proceeds, as applicable).......      None           None           None
Redemption Fee
  (as a percentage of amount redeemed, if
  applicable)..................................      None           None           None
Exchange Fee...................................      None           None           None

ANNUAL OPERATING EXPENSES(A)
  (As a percentage of average net assets)
  (after expense reimbursements or waivers)
Management Fee.................................        .60%           .75%           .75%
12b-1 Fee......................................        .20%(B)      None           None
Other Expenses.................................        .20%(C)        .30%           .30%
  Total Operating Expenses.....................       1.00%(D)       1.05%(E)       1.05%(E)

                 ----------------------------------
                 (A) The Fund operating expenses set forth in this table reflect actual expenses incurred by RSF Inc. Core Equity for the fiscal year ended September 30, 1996, shown as a percentage of its average net assets for such period, and estimated expenses for Enterprise Growth and Income. Due to the continuous nature of Rule 12b-1 fees, long-term shareholders of RSF Inc. may pay more than the equivalent of the maximum front-end sales charges permitted by the Conduct Rules of the National Association of Securities Dealers, Inc.
                 (B) Absent voluntary fee waivers, 12b-1 fees would be .25% for
                     RSF Inc. Core Equity.
                 (C) "Other Expenses" is based on amounts for RSF Inc. Core
                     Equity for the fiscal year ended September 30, 1996. Absent voluntary waivers, "Other Expenses" would be 1.20% of average net assets of RSF Inc. Core Equity.
                 (D) Absent voluntary fee waivers, total annual Fund operating expenses would be 2.05% of average net assets of RSF Inc. Core Equity.
                 (E) For accounts with a balance of $1,000 or less, as of July
                     31, 1997, a $25 fee per account registration for maintenance will apply, excluding former RSF Inc. shareholders, Automatic Bank Draft Plan, Automatic Investment Plan, Retirement Plan and Savings Plan Accounts.

SUMMARY OF EXPENSES

                                                                   ENTERPRISE
                                                                     SMALL
                                                     RSF INC.       COMPANY
                                                     EMERGING        GROWTH       PRO FORMA
                                                      GROWTH       (CLASS Y)       COMBINED
                                                   ------------   ------------   ------------
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)............      None           None           None
Maximum Sales Charge Imposed on Reinvested
  Dividends
  (as a percentage of offering price)............      None           None           None
Contingent Deferred Sales Charge
  (as a percentage of original purchase price or
  redemption proceeds, as applicable)............      None           None           None
Redemption Fee
  (as a percentage of amount redeemed, if
  applicable)....................................      None           None           None
Exchange Fee.....................................      None           None           None

ANNUAL OPERATING EXPENSES(A)
  (As a percentage of average net assets)
  (after expense reimbursements or waivers)
Management Fee...................................       1.00%(B)       1.00%          1.00%
12b-1 Fee........................................        .20%(C)      None           None
Other Expenses...................................        .80%(D)        .40%           .40%
  Total Operating Expenses.......................       2.00%(E)       1.40%(F)       1.40%(F)

                 ----------------------------------
                 (A) The Fund operating expenses set forth in this table reflect actual expenses incurred by RSF Inc. Emerging Growth for the fiscal year ended September 30, 1996, shown as a percentage of its average net assets for such period, and estimated expenses for Enterprise Small Company Growth. Due to the continuous nature of Rule 12b-1 fees, long-term shareholders of RSF Inc. may pay more than the equivalent of the maximum front-end sales charges permitted by the Conduct Rules of the National Association of Securities Dealers, Inc.
                 (B) Absent voluntary waivers, management fees would be 1.20% of the average net assets of RSF Inc. Emerging Growth.
                 (C) Absent voluntary fee waivers, 12b-1 fees would be .25% for
                     RSF Inc. Emerging Growth.
                 (D) "Other Expenses" is based on amounts for RSF Inc. Emerging
                     Growth for the fiscal year ended September 30, 1996. Absent voluntary waivers, "Other Expenses" would be 2.00% of average net assets of RSF Inc. Emerging Growth.
                 (E) Absent voluntary fee waivers, total annual Fund operating expenses would be 3.45% of average net assets of RSF Inc. Emerging Growth.
                 (F) For accounts with a balance of $1,000 or less, as of July
                     31, 1997, a $25 fee per account registration for maintenance will apply, excluding former RSF Inc. shareholders, Automatic Bank Draft Plan, Automatic Investment Plan, Retirement Plan and Savings Plan Accounts.

SUMMARY OF EXPENSES

                                                                 ENTERPRISE
                                                   RSF INC.      GOVERNMENT     PRO FORMA
                                                 INTERMEDIATE-TERM  (CLASS Y)    COMBINED
                                                 ------------   ------------   ------------
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)..........      None           None           None
Maximum Sales Charge Imposed on Reinvested
  Dividends
  (as a percentage of offering price)..........      None           None           None
Contingent Deferred Sales Charge
  (as a percentage of original purchase price
  or redemption proceeds, as applicable).......      None           None           None
Redemption Fee
  (as a percentage of amount redeemed, if
  applicable)..................................      None           None           None
Exchange Fee...................................      None           None           None

ANNUAL OPERATING EXPENSES(A)
  (As a percentage of average net assets)
  (after expense reimbursements or waivers)
Management Fee.................................        .40%           .60%           .60%
12b-1 Fee......................................        .20%(B)      None           None
Other Expenses.................................        .40%(C)        .25%           .25%
  Total Operating Expenses.....................       1.00%(D)        .85%(E)        .85%(E)

                 ----------------------------------
                 (A) The Fund operating expenses set forth in this table reflect actual expenses incurred by RSF Inc. Intermediate-Term for the fiscal year ended September 30, 1996, shown as a percentage of its average net assets for such period, and estimated expenses for Enterprise Government Class Y shares for the fiscal year ending December 31, 1997. Class Y shares of Enterprise Government have not yet been offered to the public. Due to the continuous nature of Rule 12b-1 fees, long-term shareholders of RSF Inc. may pay more than the equivalent of the maximum front-end sales charges permitted by the Conduct Rules of the National Association of Securities Dealers, Inc.
                 (B) Absent voluntary fee waivers, 12b-1 fees would be .25% for
                     RSF Inc. Intermediate-Term.
                 (C) "Other Expenses" is based on amounts for RSF Inc.
                     Intermediate-Term for the fiscal year ended September 30, 1996. Absent voluntary waivers, "Other Expenses" would be 1.32% of average net assets of RSF Inc. Intermediate-Term.
                 (D) Absent voluntary fee waivers, total annual Fund operating expenses would be 1.97% of average net assets of RSF Inc. Intermediate-Term.
                 (E) For accounts with a balance of $1,000 or less, as of July
                     31, 1997, a $25 fee per account registration for maintenance will apply, excluding former RSF Inc. shareholders, Automatic Bank Draft Plan, Automatic Investment Plan, Retirement Plan and Savings Plan Accounts.

SUMMARY OF EXPENSES

                                                                 ENTERPRISE
                                                   RSF INC.     MONEY (CLASS    PRO FORMA
                                                 MONEY MARKET        Y)          COMBINED
                                                 ------------   ------------   ------------
SHAREHOLDER TRANSACTION EXPENSES
  Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)..........      None           None           None
Maximum Sales Charge Imposed on Reinvested
  Dividends
  (as a percentage of offering price)..........      None           None           None
Contingent Deferred Sales Charge
  (as a percentage of original purchase price
  or redemption proceeds, as applicable).......      None           None           None
Redemption Fee
  (as a percentage of amount redeemed, if
  applicable)..................................      None           None           None
Exchange Fee...................................      None           None           None

ANNUAL OPERATING EXPENSES(A)
  (As a percentage of average net assets)
  (after expense reimbursements or waivers)
Management Fee.................................        .00%(B)        .35%           .35%
12b-1 Fee......................................        .20%(C)      None           None
Other Expenses.................................        .30%(D)        .35%           .35%
  Total Operating Expenses.....................        .50%(E)        .70%(F)        .70%(F)

                 ----------------------------------
                 (A) The Fund operating expenses set forth in this table reflect actual expenses incurred by RSF Inc. Money Market for the fiscal year ended September 30, 1996, shown as a percentage of its average net assets for such period, and estimated expenses for Enterprise Money Class Y shares for the fiscal year ending December 31, 1997. Class Y shares of Enterprise Money have not yet been offered to the public. Due to the continuous nature of Rule 12b-1 fees, long-term shareholders of RSF Inc. may pay more than the equivalent of the maximum front-end sales charges permitted by the Conduct Rules of the National Association of Securities Dealers, Inc.
                 (B) Absent voluntary waivers, management fees would be .25% of the average net assets of RSF Inc. Money Market.
                 (C) Absent voluntary fee waivers, 12b-1 fees would be .25% for
                     RSF Inc. Money Market.
                 (D) "Other Expenses" is based on amounts for RSF Inc. Money
                     Market for the fiscal year ended September 30, 1996. Absent voluntary waivers, "Other Expenses" would be 3.64% of average net asset of RSF Inc. Money Market.
                 (E) Absent voluntary fee waivers, total annual Fund operating expenses would be 4.14% of average net assets of RSF Inc. Money Market.
                 (F) For accounts with a balance of $1,000 or less, as of July
                     31, 1997, a $25 fee per account registration for maintenance will apply, excluding former RSF Inc. shareholders, Automatic Bank Draft Plan, Automatic Investment Plan, Retirement Plan and Savings Plan Accounts.

                         The purpose of the foregoing tables is to assist an
                  investor in understanding the various costs and expenses that a shareholder of shares of each Acquired Fund, Acquiring Fund and the respective Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary -- Advisory and Other Fees" and "Summary -- Distribution Arrangements."

EXAMPLE
                         The Example below is intended to assist an investor in
                  understanding the various costs that an investor will bear directly or indirectly. The Example assumes payment of operating expenses at the levels set forth in the table above.

                                                    1 YEAR      3 YEARS     5 YEARS    10 YEARS
                                                   ---------  -----------  ---------  -----------
An investor would pay the following expenses on a
  $1,000 investment, assuming (1) 5% annual
  return and (2) redemption at the end of each
  time period.Expenses would be the same if there
  were no redemption at the end of each time
  period.
Enterprise Growth and Income.....................  $   11.00   $   33.00   $   58.00   $  128.00
RSF Inc. Core Equity.............................  $   10.00   $   32.00   $   55.00   $  123.00
Pro Forma Combined...............................  $   11.00   $   33.00   $   58.00   $  128.00

Enterprise Small Company Growth..................  $   14.00   $   44.00   $   77.00   $  168.00
RSF Inc. Emerging Growth.........................  $   20.00   $   63.00   $  108.00   $  235.00
Pro Forma Combined...............................  $   14.00   $   44.00   $   77.00   $  168.00

Enterprise Government............................  $    9.00   $   27.00   $   47.00   $  105.00
RSF Inc. Intermediate-Term.......................  $   10.00   $   32.00   $   55.00   $  123.00
Pro Forma Combined...............................  $    9.00   $   27.00   $   47.00   $  105.00

Enterprise Money.................................  $    7.00   $   22.00   $   39.00   $   87.00
RSF Inc. Money Market............................  $    5.00   $   16.00   $   28.00   $   63.00
Pro Forma Combined...............................  $    7.00   $   22.00   $   39.00   $   87.00

                         THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A
                  REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

SUMMARY
                  THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION RELATING TO EACH PROPOSED REORGANIZATION AND THE PARTIES THERETO CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE), AND THE AGREEMENT AND PLAN OF REORGANIZATION BETWEEN RSF INC. AND THE ENTERPRISE FUNDS, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS EXHIBIT B.

                  THE REORGANIZATIONS

                  At a meeting held on February 26, 1997, the Directors of RSF Inc. approved a proposal to transfer all of the assets and liabilities of each Acquired Fund to the Acquiring Fund listed below, in exchange for Class Y shares of the Acquiring Fund:

                          ACQUIRED FUND                 ACQUIRING FUND
                   ----------------------------  ----------------------------
                   RSF Inc. Core Equity          Enterprise Growth and Income
                                                 Enterprise Small Company
                   RSF Inc. Emerging Growth      Growth
                   RSF Inc. Intermediate-Term    Enterprise Government
                   RSF Inc. Money Market         Enterprise Money

                         Shares of the Acquiring Fund received by the Acquired
                  Fund will be distributed to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund. The acquisition of the assets and liabilities of each Acquired Fund by an Acquiring Fund, and the subsequent distribution of Class Y shares of the respective Acquiring Fund to the shareholders of the respective Acquired Funds are herein referred to each as a "Reorganization" and collectively as the "Reorganizations."

                  SUMMARY COMPARISON OF THE FUNDS

                  The following comparison is a summary of information contained elsewhere in this Proxy Statement/ Prospectus.

                         1.  INVESTMENT OBJECTIVES AND POLICIES.

                         ENTERPRISE GROWTH AND INCOME AND RSF INC. CORE
                  EQUITY. Enterprise Growth and Income is a newly created portfolio for the purpose of the Reorganization and is designed to have the same investment objective as RSF Inc. Core Equity. The investment objective of both Enterprise Growth and Income and RSF Inc. Core Equity is to achieve a total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average, measured over a period of three to five years, by investing primarily in a broadly diversified group of large capitalization companies. In carrying out its investment objective, it is contemplated that Enterprise Growth and Income will have similar investment policies to those of RSF Inc. Core Equity.

                         Enterprise Growth and Income and RSF Inc. Core Equity
                  each seeks its investment objective primarily through capital appreciation with income as a secondary consideration. Under normal circumstances, Enterprise Growth and Income and RSF Inc. Core Equity each invests in equity-based securities, primarily common stocks, and will each be at least 65% so invested. Equity-based securities may include securities convertible into common stocks and warrants to purchase common stocks. In general, Enterprise Growth and Income and RSF Inc. Core Equity each invests in stocks of companies with market capitalizations in excess of $750 million.

                         Enterprise Growth and Income may invest up to 10% of
                  its total assets in foreign securities, as well as both sponsored and unsponsored American Depository Receipts ("ADRs"), and European Depository Receipts ("EDRs") which are securities representing a right to obtain underlying securities of foreign issuers. RSF Inc. Core Equity may invest up to 20% of its total assets in foreign securities and may invest in ADRs without limitation.

                         See "Summary -- Risk Factors and Special
                  Considerations" for a discussion of the comparative risks of the two Funds.

                         ENTERPRISE SMALL COMPANY GROWTH AND RSF INC. EMERGING
                  GROWTH. Enterprise Small Company Growth is a newly created portfolio for the purpose of the Reorganization and is designed to have a similar investment objective to RSF Inc. Emerging Growth. The investment objective of Enterprise Small Company Growth is to achieve maximum capital appreciation primarily through investment in common stocks of small capitalization companies believed by the portfolio manager ("Portfolio Manager") to have an outlook for strong earnings momentum and consistently strong financial characteristics. The investment objective of RSF Inc. Emerging Growth is to achieve maximum capital appreciation, primarily through investment in the equity securities of companies that have a market capitalization of no more than $1 billion. In carrying out its investment objective, it is contemplated that Enterprise Small Company Growth will have similar investment policies to those of RSF Inc. Emerging Growth.

                         Under normal market conditions, Enterprise Small
                  Company Growth will invest at least 65% of its total assets in common stocks and convertible securities of small capitalization companies (market capitalization or annual revenues of up to $1 billion). At certain times that percentage may be substantially higher. Enterprise Small Company Growth may also invest up to 5% of its assets in warrants and rights to purchase common stocks.

                         Under normal circumstances, RSF Inc. Emerging Growth
                  invests in equity-based securities, primarily common stocks, including ADRs and will be at least 65% so invested. Equity-based securities may include securities convertible into common stocks and warrants to purchase common stocks.

                         Enterprise Small Company Growth may invest up to 10% of
                  its total assets in foreign securities, as well as both sponsored and unsponsored ADRs, and EDRs. RSF Inc. Emerging Growth may invest up to 20% of its total assets in foreign securities.

                         See "Summary -- Risk Factors and Special
                  Considerations" for a discussion of the comparative risks of the two Funds.

                         ENTERPRISE GOVERNMENT AND RSF INC.
                  INTERMEDIATE-TERM. The investment objective of Enterprise Government is current income and safety of principal, primarily from securities that are obligations of the U.S. Government, or its agencies or its instrumentalities ("U.S. Government Securities"). The investment objective of RSF Inc. Intermediate-Term is to seek to achieve a total return in excess of the Lipper Short-Intermediate (one to five year maturities) U.S. Government Mutual Funds Average, measured over a period of three to five years, by investing primarily in a diversified portfolio of debt securities with an actual or expected average life of under ten years. In pursuing their investment objectives, Enterprise Government and RSF Inc. Intermediate-Term have similar policies.

                         It is a fundamental policy of Enterprise Government
                  that under normal circumstances at least 80% of the value of its net assets will be invested in U.S. Government Securities. U.S. Government Securities consist of direct obligations of the United States Treasury (such as treasury bills, treasury notes and treasury bonds) and securities issued or guaranteed by agencies or instrumentalities of the United States Government. Those securities issued by agencies or instrumentalities may or may not be backed by the full faith and credit of the United States Government. Enterprise Government may concentrate from time to time in different U.S. Government Securities in order to obtain the highest level of current income and safety of principal. U.S. Government Securities are generally considered to be of the same or higher credit quality as privately issued securities rated Aaa by Moody's Investors Services, Inc. ("Moodys") or AAA by Standard & Poor's Corporation ("S&P"). Enterprise Government may invest the remainder of its assets in repurchase agreements, bankers acceptances, bank certificates of deposit, commercial paper and similar money market instruments, corporate bonds, other mortgage-related securities (including collateralized mortgage obligations or "CMOs") and asset-backed securities rated Aaa by Moody's or AAA by S&P at the time of the investment or determined by the Portfolio Manager to be of comparable credit quality at the time of investment to such rated securities. In making such investments, the Portfolio Manager seeks income but gives careful attention to security of principal and considers such factors as marketability and diversification.

                         RSF Inc. Intermediate-Term seeks to achieve its
                  objective of total return through a high level of current income with consideration also given to the safety of principal through investments in fixed-income securities either maturing within 10 years or having an expected average life of under 10 years. RSF Inc. Intermediate-Term is managed within an average portfolio maturity range of 2 years to a maximum of 5 years and an average duration range from 2 1/2 years to 4 years. Enterprise Government does not seek any specified average portfolio maturity or average duration.

                         Under normal circumstances, RSF Inc. Intermediate-Term
                  will have at least 65% of its assets invested in fixed income securities. RSF Inc. Intermediate-Term is also subject to the following policies: (i) at least 75% of RSF Inc. Intermediate-Term's assets, taken at market value, must be in securities having a rating at the time of purchase of "Aa" or better from Moody's, "AA" or better from S&P or Fitch Investors Services, Inc. or an equivalent rating from another nationally known rating service or must consist of U.S. Government Securities; (ii) at least 65% of RSF Inc. Intermediate-Term's assets must be invested in U.S. Government Securities; and (iii) the balance of RSF Inc. Intermediate-Term's assets must be invested in securities of United States corporations rated "A" or better by one of the foregoing rating agencies, and other debt securities (E.G., securities of foreign issuers), which in the judgment of the investment manager, would be of comparable quality to United States securities having a rating of "A" or better by one of the rating agencies. RSF Inc. Intermediate-Term will attempt to purchase only securities which were part of an original issue of $100 million or more. The investment manager will also consider the nature of the issuer's business; the industry under which it is classified; the issuer's financial strength, including its historic and projected earnings and its present and anticipated cash flow; the issuer's debt maturity schedules and current and future borrowing requirements; and the issuer's continuing ability to meet its future obligations.

                         RSF Inc. Intermediate-Term may from time to time invest
                  in CMOs, real estate mortgage investment conduits ("REMICs") and certain stripped mortgage-backed securities. RSF Inc. Intermediate-Term may also purchase zero-coupon obligations of corporations, and instruments evidencing ownership of future interest or principal payments on United States Treasury Bonds and CMOs.

                         RSF Inc. Intermediate-Term may invest up to 10% of its
                  assets in foreign securities. Enterprise Government does not invest in foreign securities.

                         RSF Inc. Intermediate-Term may lend portfolio
                  securities to broker-dealers or financial institutions deemed creditworthy under guidelines approved by RSF Inc.'s Board of Directors. Any such loan will be made only against collateral consisting of cash or U.S. Government Securities with an aggregate value at all times equal to or greater than the value of the securities loaned. Enterprise Government may not lend its securities.

                         See "Summary -- Risk Factors and Special
                  Considerations" for a discussion of the comparative risks of the two Funds.

                         ENTERPRISE MONEY AND RSF INC. MONEY MARKET.  The
                  investment objectives of Enterprise Money and RSF Inc. Money Market are similar. Enterprise Money seeks to provide the highest possible level of current income consistent with preservation of capital and liquidity. The Fund invests in a diversified portfolio of high quality money market instruments comprised of U.S. dollar-denominated instruments which present minimal credit risks and are of eligible quality. RSF Inc. Money Market seeks as high a level of current interest income as is consistent with maintaining liquidity and stability of principal by investing in high quality, U.S. dollar-denominated money market instruments with maturities of one year or less. In carrying out their investment objectives, Enterprise Money and RSF Inc. Money Market have similar investment policies.

                         Both Enterprise Money and RSF Inc. Money Market are
                  money market mutual funds that seek to maintain a stable net asset value of $1.00 per share. There can be no assurance that either Enterprise Money or RSF Inc. Money Market will be able to maintain such a stable net asset value. In addition, Enterprise Money and RSF Inc. Money Market are subject to the investment restrictions of Rule 2a-7 under the 1940 Act which requires that each maintain a dollar weighted average maturity of not more than 90 days and invest exclusively in securities that mature within 397 days. Rule 2a-7 also requires that all investments be limited to U.S. dollar-denominated investments that: (1) present "minimal credit risks," and (2) are at the time of acquisition "Eligible Securities," as defined in Rule 2a-7.

                         RSF Inc. Money Market may invest up to 10% of its
                  assets in U.S. dollar-denominated foreign securities. Enterprise Money does not invest in foreign securities.

                         See "Summary -- Risk Factors and Special
                  Considerations" for a discussion of the comparative risks.

                         ALL FUNDS

                         Each of the Enterprise Portfolios may invest up to 5%
                  of its total assets in variable amount master demand notes. Variable amount master demand notes are demand obligations that permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payees of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes. RSF Inc. Funds do not purchase variable amount master demand notes.

                         Each of the Enterprise Portfolios may invest up to 10%
                  of its net assets in restricted securities (privately placed equity or debt securities) or other securities which are not readily marketable. Each of the RSF Inc. Funds may invest up to 10% of its net assets in illiquid securities, including repurchase agreements with maturities greater than seven days.

                         Each of the Enterprise Portfolios and RSF Inc. Funds
                  may borrow from banks as a temporary measure for extraordinary or emergency purposes and not for leverage. Borrowing by each of the Enterprise Portfolios is limited to the lesser of (a) 5% of its total assets taken at cost, or (b) 5% of the value of its assets at the time the loan is made; and each Enterprise Portfolio will not purchase securities while borrowings are outstanding. Each of the RSF Inc. Funds may not borrow in an amount exceeding 10% of the value of its total assets at the time of such borrowing; provided that while borrowings of the Fund (including reverse repurchase agreements) equaling 5% or more of its assets are outstanding, the Fund will not purchase securities. In addition to bank borrowing, for temporary or emergency purposes, each of the RSF Inc. Funds may invest in reverse repurchase agreements with broker-dealers or financial institutions deemed creditworthy under guidelines approved by the Board of Directors of RSF Inc. up to an aggregate value of not more than 5% of the Fund's total assets. Such agreements involve the sale of securities held by the Fund pursuant to the Fund's agreement to repurchase the securities at an agreed-upon date and price reflecting a market rate of interest. While a reverse repurchase agreement is outstanding, each RSF Inc. Fund will maintain appropriate assets in a segregated account with its custodian in an amount at least equal to the Fund's obligation under the agreement.

                         Each of the Enterprise Portfolios and RSF Inc. Funds
                  may purchase securities on a when-issued basis. "When-issued" securities are securities which have not been issued at the time they are purchased and thus delivery of and payment for these securities may be delayed for several weeks or more, as compared to the timing of a normal settlement. Each of the Enterprise Portfolios does not invest more than 5% of its assets in when-issued securities (except Enterprise Government which does not invest more than 20% of its assets in when-issued securities). Each of the RSF Inc. Funds does not invest more than 25% of its assets at any time in when-issued securities.

                         Each of the Enterprise Portfolios and the RSF Inc.
                  Funds is limited to investing no more than 5% of its total assets in the securities of any single issuer (other than U.S. Government Securities). This limitation applies to 100% of the portfolio of each of Enterprise Government and Enterprise Money and 75% of the portfolio of each of Enterprise Growth and Income and Enterprise Small Company Growth. The Board of Directors of Enterprise Funds has approved changing this limitation to 75% with respect to Enterprise Government; however, such change is subject to shareholder approval. This limitation applies to 75% of the portfolio of each of the Retirement Funds.

                         Each of the Enterprise Portfolios (except Enterprise
                  Money) and each of the RSF Inc. Funds (except RSF Inc. Money Market) may sell or write covered call options in order to earn premium income. Enterprise Growth and Income and Enterprise Small Company Growth each may invest up to 5% of its net assets in covered call options. Enterprise Government may invest up to 20% of its net assets in covered call options. A RSF Inc. Fund may not write an option if immediately after such sale the aggregate value of the obligations under the outstanding options would exceed 25% of its assets.

                         Each of the RSF Inc. Funds (except RSF Inc. Money
                  Market) may also purchase or sell (or write) exchange-traded options on securities or indices of securities and may enter into closing transactions with respect thereto.

                         The Enterprise Portfolios (except Enterprise Government
                  and Enterprise Money) may purchase put options which relate to
                  (i) securities (whether or not they hold such securities); Index Options (whether or not they hold such Options); or
                  (iii) broadly-based stock indexes. The Enterprise Portfolios (except Enterprise Government and Enterprise Money) may write covered put options. Each of the RSF Inc. Funds may sell (or write) secured put options.

                         Each of the Enterprise Portfolios (except Enterprise
                  Money) and each of the RSF Inc. Funds (except RSF Inc. Money Market), may enter into contracts for future acquisition or delivery of securities ("Futures Contracts"). The Enterprise Portfolios (except Enterprise Money) may enter into such Futures Contracts, including index contracts and foreign currencies and may also purchase and sell call options on Futures Contracts for hedging purposes. Enterprise Growth and Income and Enterprise Small Company Growth may each invest up to 5% of its net assets in Futures Contracts, and Enterprise Government may invest up to 20% of its net assets in Futures Contracts. Each of the RSF Inc. Funds may invest in Futures Contracts to purchase or sell specified financial instruments at a date in the future, and invest in interest rate and stock index Futures Contracts and in their related options, as well as purchase or sell (or write) Futures Contracts and their related options for hedging purposes. A RSF Inc. Fund may not enter into any of the foregoing transactions if, immediately thereafter, more than 25% of the value of the Fund's assets would be so invested or the amount committed to initial margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets, after taking into account unrealized gains and unrealized losses on such contracts, excluding the amount by which any option is "in-the-money."

                         Enterprise Growth and Income and Enterprise Small
                  Company Growth each may invest 5% of its net assets in options on stock indexes. These options are based on indexes of stock prices that change in value according to the market value of the stock they include. Some stock index options are based on a broad market index, such as the New York Stock Exchange Composite Index or the Standard & Poor's 500. Other index options are based on a market segment or on stocks in a single industry. Stock index options are traded primarily on securities exchanges.

                         For temporary defensive purposes, each of the RSF Inc.
                  Funds may invest up to 100% of its total assets in cash equivalents. Each of the RSF Inc. Funds (except RSF Inc. Money Market) may also pursue certain additional investment policies and strategies including: investing in options on securities and indices of securities; engaging in futures transactions; acquiring foreign securities; investing in foreign currency transactions; investing in repurchase agreements; acquiring when-issued securities; and lending Fund securities.

                         Each of the Enterprise Portfolios (except for
                  Enterprise Money) may engage in interest rate swaps for hedging purposes and not as a speculative investment. RSF Inc. Funds do not engage in this technique.

                         In addition to the policies and restrictions set forth
                  above, the Enterprise Portfolios and RSF Inc. Funds are subject to certain additional investment policies and limitations, described in the Enterprise Funds preliminary SAI and the RSF Inc. SAI dated January 28, 1997. Reference is hereby made to the Enterprise Funds preliminary Prospectus, attached as Exhibit A, the Enterprise Funds preliminary SAI, and the RSF Inc. Prospectus and SAI, dated January 28, 1997, which set forth in full the investment objectives, policies and investment restrictions of each of the Enterprise Portfolios and the RSF Inc. Funds.

                         2.  ADVISORY FEES AND EXPENSE RATIOS.

                         Enterprise Capital serves as investment adviser to all
                  of the Acquiring Funds. The Acquiring Funds pay advisory fees to Enterprise Capital at the following annual rates:

                   ACQUIRING FUND                                       FEE
                   --------------------------------------------------  ------
                   Enterprise Growth and Income......................    .75 %
                   Enterprise Small Company Growth...................   1.00 %
                   Enterprise Government.............................    .60 %
                   Enterprise Money..................................    .35 %

                         Enterprise Capital has the authority to retain
                  Portfolio Managers to provide an investment program and manage the assets of each of the Enterprise Portfolios, subject to the supervision of Enterprise Capital and the Board of Directors of Enterprise Funds. Enterprise Capital itself manages Enterprise Money. Retirement System Investors Inc. ("Retirement Investors") will serve as Portfolio Manager for Enterprise Growth and Income, and Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") will serve as Portfolio Manager for Enterprise Small Company Growth, each pursuant to a subadvisory agreement between Enterprise Capital and Retirement Investors or Pilgrim Baxter, respectively. TCW Management, Inc. ("TCW") serves as the Portfolio Manager for Enterprise Government pursuant to a subadvisory agreement between Enterprise Capital and TCW. Retirement Investors and Pilgrim Baxter will be paid, and TCW is paid, a subadvisory fee by the Adviser and not by Enterprise Funds at the following annual rates:

                           ACQUIRING FUND                  FEE
                   -------------------------  ------------------------------
                          Enterprise Growth   .30% of average net assets up
                     and Income.............  to $100 million, .25% of the
                                                next $100 million of average
                                                net assets and .20% of such
                                                assets above $200 million.
                          Enterprise Small    .65% of average net assets up
                     Company Growth.........  to $50 million, .55% of the
                                                next $50 million of average
                                                net assets and .45% of such
                                                assets in excess of $100
                                                million.
                          Enterprise          .30% of average net assets up
                     Government.............  to $50 million, and .25% of
                                                such assets greater than $50
                                                million.

                         Enterprise Capital has agreed to reimburse such portion
                  of the fees due to it to assure, for the period commencing January 1, 1997, and ending no earlier than December 31, 1997, that expenses incurred by Class Y shares of Enterprise Growth and Income will not exceed 1.05%; Enterprise Small Company Growth will not exceed 1.40%; Enterprise Government will not exceed .85%; and Enterprise Money will not exceed .70%, respectively, of average annual assets.

                         Retirement Investors serves as investment adviser to
                  each of the RSF Inc. Funds. Retirement Investors serves as investment manager to RSF Inc. Core Equity, RSF Inc. Intermediate-Term and RSF Inc. Money Market, and Pilgrim Baxter, an independent investment manager, currently serves as the investment manager of RSF Inc. Emerging Growth. Retirement Investors is a subsidiary of Retirement System Group Inc. ("RSGroupSM"), a company formed as part of a reorganization, effective August 1, 1990, that externalized the management functions of RSI Retirement Trust (the "Retirement Trust"), an open-end diversified management investment company designed exclusively for the investment of funds held in certain tax-exempt trusts. The Retirement Trust has six portfolios that have investment objectives and policies that are substantially the same as those of RSF Inc. Funds, as well as two portfolios that have specialized functions.

                         Retirement Investors is paid advisory fees at the
                  following annual rates:

                   ACQUIRED FUND                                        FEE
                   --------------------------------------------------  ------
                   RSF Inc. Core Equity
                     First $50 million...............................    .60 %
                     Next $150 million...............................    .50 %
                     Over $200 million...............................    .40 %
                   RSF Inc. Intermediate-Term
                     First $50 million...............................    .40 %
                     Next $100 million...............................    .30 %
                     Over $150 million...............................    .20 %
                   RSF Inc. Money Market
                     First $50 million...............................    .25 %
                     Over $50 million................................    .20 %

                  Retirement Investors is currently waiving such fee with respect to RSF Inc. Money Market.

                         With respect to RSF Inc. Emerging Growth, Retirement
                  Investors is entitled to receive a fee based on a percentage of average annual net assets of RSF Inc. Emerging Growth, in an amount equal to the sum of (i) .20% of the total assets of RSF Inc. Emerging Growth and (ii) the fee to which the investment manager of RSF Inc. Emerging Growth is entitled, which Retirement Investors remits to the investment manager. The investment manager of RSF Inc. Emerging Growth is entitled to an annual management fee equal to .65% of average net assets up to $50 million, .55% of the next $50 million of average net assets and .45% of such assets in excess of $100 million. Retirement Investors has agreed to waive payment of the portion of its investment advisory fee in an amount equal to .20% of the total assets of RSF Inc. Emerging Growth, and intends to waive payment of such amount going forward if necessary to maintain a competitive expense ratio.

                         A comparison of annual operating expense data for the
                  Acquired and Acquiring Funds is set forth in the "Summary of Expenses" at pages 1-5.

                         Enterprise Growth and Income, Enterprise Government and
                  Enterprise Money pay advisory fees at a marginally higher annual rate than RSF Inc. Core Equity, RSF Inc. Intermediate-Term and RSF Inc. Money Market, respectively. The annual rate of advisory fees for Enterprise Small Company Growth and RSF Inc. Emerging Growth will be the same (taking into account the voluntary fee waivers with respect to RSF Inc. Emerging Growth). It is currently estimated that Class Y shares of Enterprise Growth and Income and Enterprise Small Company Growth will have lower annual expense ratios than RSF Inc. Core and RSF Inc. Emerging Growth, respectively, without giving effect to voluntary fee waivers. For their most recently completed fiscal years, Class Y shares of Enterprise Government had a lower expense ratio than RSF Inc. Intermediate-Term. Class Y shares of Enterprise Money have a higher expense ratio than RSF Inc. Money Market, due to voluntary waivers assumed by the RSF Inc. Funds' adviser. There is no assurance that any voluntary fee waivers will continue. Given the economies of scale that should result from the Reorganization and in view of all relevant factors, the Board of Directors of RSF Inc. has determined that the Reorganization would be beneficial to each such Acquired Fund and its shareholders. See "The Reorganizations -- "Background and Reasons for Proposed Reorganizations."

                         3.  DISTRIBUTION ARRANGEMENTS

                         Each Enterprise Portfolio offers four classes of
                  shares. Shareholders of the Acquired Funds will receive Class Y shares of the respective Acquiring Funds in the Reorganizations. Class Y shares are sold at net asset value and do not incur any initial or contingent deferred sales charge. Class Y shares are not subject to any ongoing distribution or service fees. Enterprise Fund Distributors, Inc. ("Enterprise Distributors") serves as distributor of Enterprise Funds, and receives no compensation from Enterprise Funds for distributing Class Y shares. Enterprise Distributors pays expenses of distribution of Class Y shares that are not otherwise paid by dealers or other financial services firms. Class Y shares are not subject to any plan of distribution pursuant to Rule 12b-1 under the 1940 Act.

                         Class Y shares are generally available only to a
                  limited class of eligible institutional investors with a minimum investment of $1 million; however, following consummation of the Reorganizations, former shareholders of the Acquired Funds will be eligible to purchase Class Y shares of each portfolio of Enterprise Funds at net asset value, even if they do not otherwise qualify to purchase such shares, subject to an initial opening balance of $1,000 per Portfolio.

                         Each RSF Inc. Fund offers its shares at net asset value
                  without a sales charge.

                         Retirement System Distributors Inc. ("Retirement
                  Distributors") acts as distributor of each of the RSF Inc. Funds and bears all of each RSF Inc. Fund's distribution expenses. Retirement Distributors receives no compensation for its services as such except as may be paid under a distribution plan adopted by each RSF Inc. Fund pursuant to Rule 12b-1 under the 1940 Act. Under the distribution plan, the maximum amount payable to Retirement Distributors is equal to .25% of the RSF Inc. Fund's average daily net assets on an annual basis. Retirement Distributors currently voluntarily limits payments under the distribution plan to .20% of the RSF Inc. Fund's average daily net assets.

                         Under the distribution plan adopted for each RSF Inc.
                  Fund, Retirement Distributors may make payments to broker-dealers that sell shares to their customers and provide certain related services, and to banks and other financial institutions that enter into agreements with RSF Inc. to provide shareholder services.

                         4.  PURCHASE, EXCHANGE AND REDEMPTION PRIVILEGES

                         Procedures for the purchase, exchange and redemption of
                  the Enterprise Portfolios differ slightly from procedures applicable to the purchase, exchange and redemption of the RSF Inc. Funds. Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Enterprise Portfolios' or the RSF Inc. Funds' shares may be obtained from Enterprise Funds Shareholder Services at 1-800-368-3527, or from Retirement Distributors at 1-800-772-3615.

                         Reference is made to the Enterprise Funds preliminary
                  Prospectus, attached as Exhibit A, and the Prospectus of RSF Inc. dated January 28, 1997, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of the Enterprise Portfolios and RSF Inc. Funds, respectively. Set forth below is a brief listing of the significant purchase, exchange and redemption procedures applicable to the Enterprise Portfolios and RSF Inc. Funds.

                         Purchases of Class Y shares of the Enterprise
                  Portfolios may be made through Enterprise Distributors and most investment dealers by check. Purchases of RSF Inc. Funds may be made through Retirement Distributors and broker dealers that have entered into dealer agreements and through financial institutions that provide shareholder services to their customers, by check or wire. Class Y shares of the Enterprise Portfolios are offered to certain institutional purchasers of $1 million or more and to The Mutual of New York Employee 401(k) Plan. The minimum initial investment in a RSF Inc. Fund is $2,500 and the minimum subsequent investment is $250, except with respect to purchases pursuant to a periodic purchase or payroll deduction plan. Former RSF Inc. Fund shareholders who receive Class Y shares as a result of the Reorganizations will be subject to $1,000 minimum initial investment per Portfolio, and $50 minimum subsequent investment. Minimums are not applicable for investments through non-qualified retirement plans or Individual Retirement Accounts. Enterprise Funds and RSF Inc. each reserves the right to reject any purchase request.

                         The purchase price of the Class Y shares of Enterprise
                  Portfolios and shares of RSF Inc. Funds is based on the net asset value of the respective Fund and is not subject to any sales charges. The net asset value per share of the Enterprise Portfolios and RSF Inc. Funds is calculated at the close of the trading on each day the New York Stock Exchange is open for trading (currently 4:00 p.m., New York time).

                         Class Y Shares of each Enterprise Portfolio may be
                  exchanged at net asset value for Class Y shares of any portfolio of Enterprise Funds. Shares of any of the RSF Inc. Funds may be exchanged without a sales charge for shares of any other portfolio of RSF Inc.

                         If each Reorganization is consummated, shareholders of
                  each Retirement Fund will receive Class Y shares of the respective Enterprise Portfolio, which may be exchanged without a sales charge for Class Y shares of any of the other portfolios of Enterprise Funds.

                         Redemptions of Enterprise Portfolios may be made by
                  telephone, in writing or by wire. Redemptions of RSF Inc. Funds must be submitted in writing. Shares of the Enterprise Portfolios and RSF Inc. Funds are redeemed at the net asset value per share next determined after the receipt of such request by the respective Funds. Enterprise Portfolios redeems its shares in cash (by check), but reserves the right to provide redemptions in assets of a Portfolio should considerations and the size of the Portfolio require that method of redemption. RSF Inc. Funds redeems its shares by check unless arrangements have been made in advance for payment by wire transfer, not later than seven days after receipt of written redemption requests in proper form.

                         The right of a shareholder to redeem shares of the
                  Acquired Funds at net asset value at any time prior to the Closing Date will not be impaired by the approval of the Reorganizations. Therefore, a shareholder may redeem in accordance with the redemption procedures set forth in the Acquired Fund's current prospectus until the date on which the Reorganization is consummated. Shareholders should consult with their personal tax advisors as to the different tax consequences of redeeming their shares as opposed to exchanging their shares for shares of the Acquiring Funds in the Reorganizations. See "Tax Considerations" below.

                  TAX CONSIDERATIONS

                  Each Reorganization is being structured as a tax-free reorganization of the Fund pursuant to which no gain or loss would be recognized by the Acquired Fund or shareholders of the Acquired Fund for federal income tax purposes as a result of the receipt of shares of the Acquiring Fund in the Reorganization. The aggregate tax basis of shares of the Acquiring Fund received by shareholders of the Acquired Fund in the Reorganization would be the same as the aggregate tax basis of the Acquired Fund's shares held by a shareholder immediately prior to the Reorganization. In addition, a shareholder's holding period in Acquiring Fund shares will include the shareholder's holding period in the Acquired Fund's shares surrendered in exchange therefor, provided that such shares are held by the shareholder as a capital asset on the closing date. A legal opinion will be provided which describes the tax consequences of the Reorganization.

                         For further information about the tax consequences of
                  the Reorganizations, see "The Reorganizations -- Federal Income Tax Consequences."

                  RISK FACTORS AND SPECIAL CONSIDERATIONS

                  Enterprise Growth and Income and Enterprise Small Company Growth invest primarily in equity securities and as such, are subject to market risks. That is, the possibility exists that common stocks will decline over short or even extended periods of time, and the United States equity market tends to be cyclical, experiencing both periods when stock prices generally increase and periods when stock prices generally decrease. Since RSF Inc. Core Equity and RSF Inc. Emerging Growth invest primarily in common stocks, these risk factors are generally also present in investments in RSF Inc. Core Equity and RSF Inc. Emerging Growth. Like RSF Inc. Core Equity and RSF Inc. Emerging Growth, Enterprise Growth and Income and Enterprise Small Company Growth may invest in the securities of foreign issuers which may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. As a matter of practice, Enterprise Growth and Income and Enterprise Small Company Growth will not invest in the securities of a foreign issuer if such risk appears to the Portfolio Manager to be substantial.

                         Enterprise Small Company Growth may invest in
                  securities of small or emerging growth companies which may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general. A risk of investing in smaller, emerging companies is that they often are at an earlier stage of development and therefore have limited product lines, market access for such products, financial resources and depth in management than larger, more established companies, and their securities may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, certain smaller issuers may face difficulties in obtaining the capital necessary to continue in operation and may go into bankruptcy, which could result in a complete loss of an investment. Smaller companies also may be less significant factors within their industries and may have difficulty withstanding competition from larger companies. While smaller companies may be subject to these additional risks, they may also realize more substantial growth than larger, more established companies. Since RSF Inc. Emerging Growth invests in similar securities, these risk factors are generally also present in an investment in RSF Inc. Emerging Growth.

                         As with other mutual funds that invest in U.S.
                  Government securities and CMOs, Enterprise Government is subject to market risks. Although some obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government, such as Government National Mortgage Association participation certificates, are backed by the full faith and credit of the U.S. Treasury, no assurances can be given that the U.S. Government will provide financial support to other agencies or instrumentalities, since it is not obligated to do so. The prices of fixed-income government securities generally fluctuate inversely in relation to the direction of interest rates. The prices of longer term securities fluctuate more widely in response to market interest rate changes. Furthermore, there is no limit to portfolio maturity. Generally, the values of the securities in which Enterprise Government will invest, and accordingly the value of Enterprise Government's shares, will fall as interest rates rise and rise as interest rates fall. Since RSF Inc. Intermediate-Term also invests primarily in U.S. Government securities, in addition to investing in CMOs, these risk factors are generally also present in an investment in RSF Inc. Intermediate-Term.

                         Enterprise Money invests primarily in money market
                  securities and as such, is subject to market risks. Briefly, these risks include, but are not limited to, the ability of the issuers of securities owned by Enterprise Money to meet their obligations for the payment of principal and interest when due or to repurchase such securities as previously agreed, and, in the case of certain dollar-denominated obligations issued by domestic or foreign branches of U.S. and foreign banks and other offshore issuers, international economic and political developments, foreign governmental restrictions that may adversely affect the payment of principal or interest and foreign withholding or other taxes on interest income. Since RSF Inc. Money Market also invests in money market instruments, these risk factors are generally also present in an investment in RSF Inc. Money Market.

                         A full discussion of the risks inherent in investment
                  in each of the Enterprise Portfolios and each of the RSF Inc. Funds is set forth in the Enterprise Funds preliminary Prospectus, the Enterprise Funds' preliminary SAI, and RSF Inc.'s Prospectus and SAI, dated January 28, 1997.

THE REORGANIZATIONS
                  The terms and conditions upon which each Reorganization may be consummated are set forth in the Form of Agreement and Plan of Reorganization (the "Agreement"), between Enterprise Funds and RSF Inc., on behalf of the respective Acquired and Acquiring Funds (see Exhibit B hereto). If certain conditions, including approval by the shareholders of each Acquired Fund are satisfied, all of such Acquired Fund's assets will be sold to the respective Acquiring Fund and its liabilities assumed by such Acquiring Fund. This will occur on the "Closing Date" of
                  the Reorganizations, which is        , 1997, or such other
                  date as the parties may agree.

                         On the Closing Date, after the transfer of an Acquired
                  Fund's assets to the respective Acquiring Fund and assumption of the Acquired Fund's liabilities by the Acquiring Fund, such Acquired Fund's shareholders will receive the number of newly-issued Class Y shares of the Acquiring Fund of equal aggregate value to the aggregate value of the shares of the Acquired Fund which were previously held. The newly-issued shares will be credited to each shareholder's account as of the Closing Date.

                  BACKGROUND AND REASONS FOR PROPOSED REORGANIZATIONS

                         CONSIDERATIONS OF THE BOARD OF DIRECTORS OF RSF INC.

                         In electing to approve the Agreement and recommend it
                  to shareholders of RSF Inc., the Directors acted upon information provided to them indicating that the proposed Reorganizations would operate in the best interests of shareholders. In particular, the Directors determined that the proposed Reorganizations offered the following benefits:

                    - PARTICIPATING IN A LARGER FUND COMPLEX: The Directors were informed that the proposed Reorganizations would, if effected, result in shareholders of RSF Inc.'s four current portfolios becoming shareholders in a mutual fund complex consisting of thirteen portfolios and total assets in excess of $1.02 billion as of March 31, 1997. RSF Inc. shareholders could thereafter exchange their shares for a significantly larger number of funds than is currently the case within RSF Inc without the imposition of a sales charge or other fee (see "Description of Shares to be Issued"). The Directors received information to the effect that a larger, more diverse complex can appeal to a broader class of institutional and retail investors, may be able to achieve economies of scale more quickly or efficiently, and may be able to reduce costs by taking advantage of its relatively larger size.

                    - CONTINUITY OF MANAGEMENT: The Directors were provided with information detailing the arrangements, whereby the current investment manager to RSF Inc. Core Equity will be retained as Portfolio Manager to Enterprise Growth and Income, as well as the fact that the investment manager to RSF Inc. Emerging Growth will serve as the Portfolio Manager to Enterprise Small Company Growth. Accordingly, with respect to these two RSF Inc. portfolios, the post-reorganization Enterprise Funds portfolios will be managed on a day-to-day basis by the same persons who had been responsible for managing these RSF Inc. portfolios.

                    - TAX-FREE NATURE OF TRANSACTION; LACK OF DILUTION: The Directors were informed that the proposed Reorganizations involving RSF Inc. and the Enterprise Funds would be accomplished without the imposition of federal income taxes on either RSF Inc. or its shareholders. In addition, the Directors received representations to the effect that RSGroupSM will defray RSF Inc.'s costs associated with participation in the proposed Reorganizations. Finally, the Directors were informed that the interests of RSF Inc. shareholders would not be materially diluted as a result of the proposed Reorganizations, and that the RSF Inc. shareholders would receive shares of Enterprise Portfolios equal in value to the aggregate value of their RSF Inc. Fund shares.

                    - PERFORMANCE OF ENTERPRISE FUNDS; FEES AND EXPENSES: The Directors received information relating to the performance of the various Enterprise Portfolios with which the various RSF Inc. Funds would be reorganized. The Directors were given details of the performance record for each of Enterprise Government and Enterprise Money, both on an absolute basis and in comparison to relevant benchmarks and industry averages. The Directors also received information about the fees and expenses charged (or to be charged) to each of the Enterprise Portfolios, which information tended to show that RSF Inc. shareholders who become Class Y shareholders of the Enterprise Portfolios as a result of the proposed Reorganizations will in most instances be subject to fees and expenses that are lower than, or at most equal to, the fees charged by RSF Inc. (without taking into account voluntary fee waivers).

                         THE BOARD OF DIRECTORS OF RSF INC. UNANIMOUSLY
                  RECOMMENDS THAT THE SHAREHOLDERS OF EACH ACQUIRED FUND VOTE FOR THE RESPECTIVE REORGANIZATION.

                         CONSIDERATIONS OF THE BOARD OF DIRECTORS OF ENTERPRISE
                  FUNDS

                         The Board of Directors of Enterprise Funds, including
                  the independent Directors, has unanimously concluded that consummation of each Reorganization is in the best interests of the respective Enterprise Portfolio and its shareholders, and has unanimously voted to approve the Agreement.

                  AGREEMENT AMONG ENTERPRISE CAPITAL, RETIREMENT INVESTORS AND RSGROUPSM

                  Each Reorganization is being proposed as part of an agreement by and among Enterprise Capital, Retirement Investors and RSGroupSM, the parent corporation of Retirement Investors, pursuant to which Retirement Investors and RSGroupSM would be compensated for selling to Enterprise Capital the books, records and goodwill relating to the management of the RSF Inc. Funds and cooperating in facilitating the transactions contemplated by the Agreement. As part of the Agreement, Retirement Investors and RSGroupSM have agreed not to compete with Enterprise Capital and its affiliates by providing advisory services to certain investment companies. The Agreement also contains provisions relating to providing subadvisory services by Retirement Investors to Enterprise Growth and Income following consummation of the Reorganizations.

                  TERMS OF THE AGREEMENT

                  On the Closing Date, all the assets and liabilities of each Acquired Fund will be transferred to the respective Acquiring Fund in exchange for Class Y shares of the Acquiring Fund on the basis of relative net asset value. Each Acquired Fund will then distribute to its shareholders the shares of the Acquiring Fund received by such Acquired Fund pursuant to the terms of the Agreement in complete liquidation of the Acquired Fund. Immediately upon distribution, the shares of the Acquiring Fund received by the Acquired Fund's shareholders will have an aggregate net asset value equal to the aggregate net asset value of the shares of the Acquired Fund held immediately prior to the Reorganization.

                         As of the Closing Date, each Acquiring Fund will,
                  through its transfer agent, credit on its books and confirm in writing an appropriate number of its Class Y shares to each shareholder of the Acquired Fund, regardless of whether such shareholder holds physically issued certificates. As of the Closing Date, any such certificate representing shares of the Acquired Fund will represent only the right to receive an appropriate number of shares of the Acquiring Fund. Therefore, as of the Closing Date, any present certificate holders of an Acquired Fund will be asked to surrender their certificates. No redemption or repurchase of any Acquiring Fund's shares credited to former shareholders of an Acquired Fund in respect of Acquired Fund shares represented by unsurrendered certificates will be permitted until such certificates have been surrendered for cancellation. Any shareholder of an Acquired Fund who wishes to receive a certificate representing his or her shares in Acquiring Funds must submit a written request therefor, along with any certificates representing shares of such Acquired Fund accompanied by such proper instruments of transfer, such as stock powers and signature guarantees, as the Acquiring Fund may reasonably require.

                         The Agreement sets forth certain additional conditions
                  to the obligations of the parties to proceed with each Reorganization, including the approval of the Reorganization by shareholders of the Acquired Fund, an opinion of counsel as to tax matters (depending on then-existing facts and circumstances) and the accuracy of various representations and warranties of each Acquiring and Acquired Fund. Further, if the Reorganization is not approved at the Meeting by shareholders of an Acquired Fund, such Acquired Fund will continue to operate separately; however, the proposal may be resubmitted to shareholders of such Acquired Fund, or the Board of Directors of such Acquired Fund may consider what other action, if any, should be taken. The failure by shareholders of any one Acquired Fund to approve its Reorganization will not affect consummation of a Reorganization by another Acquired Fund.

                         The foregoing description of the Agreement is qualified
                  in its entirety by the terms and provisions of the Agreement, a copy of which is attached hereto as Exhibit B.

                  DESCRIPTION OF SHARES TO BE ISSUED

                  Full and fractional Class Y shares of each Acquiring Fund will be issued without the imposition of a sales charge or other fee to the shareholders of the respective Acquired Fund in accordance with the procedures described above. Class Y shares to be issued in the Reorganizations will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Enterprise Funds preliminary Prospectus, attached hereto as Exhibit A for additional information about Class Y shares.

                  CERTAIN EFFECTS OF THE REORGANIZATIONS ON SHAREHOLDERS OF THE ACQUIRED FUNDS

                  Upon consummation of each Reorganization, the prior election of each Acquired Fund's shareholders to reinvest dividends and distributions in additional shares or to receive dividends or distributions in cash will continue in effect until changed as set forth in the Prospectus of the Acquiring Funds (such options for reinvestment being identical to those of each Acquired Fund). Shareholders of the Acquired Funds will receive shares of the respective Acquiring Fund having, on the Closing Date, the equivalent value in the aggregate of the shares of the Acquired Fund previously held, in accordance with the terms of the Agreement.

                  EXPENSES OF THE REORGANIZATIONS

                  The expenses for effecting the Reorganizations are estimated at not more than $30,000 per Acquired Fund. These expenses will be borne by RSGroupSM and Enterprise Capital.

                  FEDERAL INCOME TAX CONSEQUENCES

                  All of the Funds have elected to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Funds intend to continue to so qualify.

                         As a condition to the Reorganization, the Funds will
                  receive opinions from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to Enterprise Funds, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) each Reorganization as set forth in the Agreement will constitute a tax-free reorganization under
                  Section 368(a)(1)(C) or (F) of the Code; (2) no gain or loss will be recognized by the Acquiring Fund upon its receipt of the Acquired Fund's assets solely in exchange for Class Y shares of the Acquiring Fund; (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of its assets to the Acquiring Fund solely in exchange for Class Y shares of the Acquiring Fund and the assumption of the Acquired Fund's liabilities, if any, or upon the distribution (whether actual or constructive) of the Class Y shares of the Acquiring Fund to the Acquired Fund shareholders in exchange for their shares of the Class Y shares of the Acquiring Fund;
                  (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for Class Y shares of the Acquiring Fund; (5) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (6) the tax basis of Class Y shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Agreement will be the same as the tax basis of Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
                  (7) the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (8) the holding period of Class Y shares of the Acquiring Fund received by each shareholder of the Acquiring Fund will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares were held as capital assets on the date of the Reorganization.

                         The opinion of counsel will be based upon certain
                  representations made by the Funds. While an opinion of counsel does not bind the Internal Revenue Service or the courts, it will reflect such counsel's view, as of the closing of the Reorganizations, as to the expected federal income tax treatment of each Reorganization. If the Internal Revenue Service were to take a position contrary to the views expressed by such counsel, and succeed in asserting such position, shareholders would be treated as having received shares of the Acquiring Fund in a transaction in which gain or loss would be recognized for federal income tax purposes and the Acquiring Fund would be treated for such purposes as having purchased the assets of the Acquired Fund for their fair market value.

                         Shareholders should consult their tax advisers
                  regarding the effect of the proposed transactions in light of their individual circumstances. As the foregoing discussion relates only to federal income tax consequences, shareholders should also consult their tax advisers as to the state and local tax consequences of such transactions.

                  COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS

                         GENERAL.  Both Enterprise Funds and RSF Inc. are
                  open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. Each of Enterprise Funds and RSF Inc. is organized as a corporation under the laws of the State of Maryland and is governed by its respective Articles of Incorporation, Bylaws and Board of Directors, in addition to applicable state and federal law. Each of the Acquiring Funds is a separate series of Enterprise Funds, and each of the Acquired Funds is a separate series of RSF Inc. Set forth below is a brief summary of the significant rights of shareholders of the Acquiring and Acquired Funds.

                         SHARES OF THE ACQUIRING AND ACQUIRED FUNDS.  Enterprise
                  Funds is authorized to issue up to 1,700,000 shares of common stock. The Board of Directors may determine the number of authorized shares of each of Enterprise Growth and Income, Enterprise Small Company Growth Enterprise Government and Enterprise Money,. The shares of each Enterprise Portfolio have been divided into four classes, Class A, Class B, Class C and Class Y shares. RSF Inc. is authorized to issue up to two billion shares of common stock. The RSF Inc. Funds have only one class of shares. Issued and outstanding shares of both the Acquiring and Acquired Funds are fully paid and nonassessable, and freely transferable.

                         VOTING RIGHTS.  Neither Enterprise Funds nor RSF Inc.
                  is required to hold annual meetings of shareholders except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of directors under certain circumstances. Enterprise Funds requires that a special meeting of shareholders be called by the Board of Directors or the shareholders for action by shareholder vote, including the removal of any or all of the Directors, as may be required by either the Articles of Incorporation, the bylaws or the 1940 Act. Shareholders of RSF Inc. retain the right, under certain circumstances, to request that a meeting of shareholders be held and, if such a request is made, RSF Inc. will assist with the shareholder communication in connection with the meeting. Each share of an Acquiring or Acquired Fund gives the shareholder one vote in director elections and other matters submitted to shareholders for vote. All shares of each series of RSF Inc., and of each series and class of Enterprise Funds, have equal voting rights except that in matters affecting only a particular series or class, only shares of that series or class are entitled to vote.

FINANCIAL INFORMATION
                  CAPITALIZATION

                  The capitalization of each of the Acquired Funds and Class Y shares of the Acquiring Funds as of December 31, 1996, and the pro forma combined capitalization as of that date after giving effect to the Reorganization are as follows:

                                                                           ENTERPRISE
                                                                           GROWTH AND
                                                      ENTERPRISE             INCOME
                                 RSF INC. CORE     GROWTH AND INCOME     (CLASS Y) PRO
                                    EQUITY             (CLASS Y)         FORMA COMBINED
                                ---------------  ---------------------  ----------------
Net Assets....................    $10,329,748          $       0           $10,329,748
Shares Outstanding............        510,795                  0              510,795
Net Asset Value per Share.....    $     20.22          $       0           $    20.22


                                                                           ENTERPRISE
                                                                         SMALL COMPANY
                                                      ENTERPRISE             GROWTH
                                   RSF INC.      SMALL COMPANY GROWTH    (CLASS Y) PRO
                                EMERGING GROWTH        (CLASS Y)         FORMA COMBINED
                                ---------------  ---------------------  ----------------
Net Assets....................    $ 8,754,909          $       0           $8,754,909
Shares Outstanding............        401,490                  0              401,490
Net Asset Value per Share.....    $     21.81          $       0           $    21.81

                                                                           ENTERPRISE
                                                                           GOVERNMENT
                                   RSF INC.           ENTERPRISE         (CLASS Y) PRO
                                INTERMEDIATE-TERM GOVERNMENT (CLASS Y)   FORMA COMBINED
                                ---------------  ---------------------  ----------------
Net Assets....................    $ 6,487,280          $       0           $6,487,280
Shares Outstanding............        615,860                  0              549,769
Net Asset Value per Share.....    $     10.53          $       0           $    11.80

                                                                        ENTERPRISE MONEY
                                RSF INC. MONEY     ENTERPRISE MONEY      (CLASS Y) PRO
                                    MARKET             (CLASS Y)         FORMA COMBINED
                                ---------------  ---------------------  ----------------
Net Assets....................    $ 1,670,085          $       0           $1,670,085
Shares Outstanding............      1,670,100                  0            1,670,100
Net Asset Value per Share.....    $      1.00          $       0           $     1.00

MANAGEMENT'S DISCUSSION OF
FUNDS' PERFORMANCE
                  ENTERPRISE GROWTH AND INCOME AND ENTERPRISE SMALL COMPANY
                  GROWTH

                  Enterprise Growth and Income and Enterprise Small Company Growth are newly created Portfolios of Enterprise Funds and accordingly, have no historical performance information.

                  ENTERPRISE GOVERNMENT

                  TCW, a wholly owned subsidiary of TCW Management Company, has been managing Enterprise Government since May 1, 1992. TCW currently manages over $54 billion for institutional clients. Its normal investment minimum is $35 million.

                         The investment process is grounded in long term value
                  consideration. TCW does not attempt to forecast short term trends in interest rates and, therefore, does not frequently alter average portfolio maturities. The process focuses on controlling the variables that are known and can be managed, such as the term structure of interest rates, mortgage prepayment rates and security structure. Portfolios remain substantially invested in mortgage-backed products under the great majority of market conditions.

                  1996 PERFORMANCE REVIEW

                         Mortgage-backed securities, which are the primary
                  holding of Enterprise Government, were once again a top performing fixed income asset in 1996. Moderately increasing interest rates, low volatility and strong technicals pushed the total rate of return of the mortgage sector over 250 basis points above the aggregate fixed income market. During the first six months, news of a strengthening economy stimulated inflationary fears and drove interest rates steadily higher. By July 1, the treasury yield curve had moved up all over 100 basis points. However, as evidence of slowing economic growth and minimal inflationary pressures mounted in the third quarter, interest rates reversed. These falling interest rates during the early fall months reignited prepayment fears among mortgage investors causing mortgages to underperform slightly. But during December, this trend once again reversed. News of widespread economic strength drove interest rates higher, spreads tightened and mortgages outperformed.

                         A number of technical factors contributed positively to
                  the performance of the mortgage sector in 1996. Most significantly, there was an increase in the demand for mortgage product at the same time that the supply of new securities decreased. The increase in investor demand was driven, at least in part, by tight spreads in other sectors of the fixed income market. This supply/demand imbalance was especially pronounced in the adjustable rate mortgage sector where demand for short duration assets increased as new production declined. The collateralized mortgage obligation sub-sector continued to revive in 1996. Increased demand drove new issuance up but volume of new product remained well below the levels see three years ago.

                         Class Y shares of Enterprise Government have not yet
                  been offered and accordingly, there is no historical performance information with respect to such class.

                  RSF INC. FUNDS

                  The performance information of RSF Inc. Funds is contained in RSF Inc.'s Annual Report, dated September 30, 1996, and is incorporated herein by reference.

INFORMATION ABOUT
ENTERPRISE FUNDS AND RSF
INC.
                  ENTERPRISE FUNDS

                  Information about the Enterprise Portfolios and Enterprise Funds is contained in the Enterprise Funds preliminary Prospectus, a copy of which is attached hereto as Exhibit A. Additional information about Enterprise Funds is included in the Enterprise Funds' Annual Report to Shareholders dated December 31, 1996, the Enterprise Funds Statement of Additional Information (relating to this Proxy Statement/Prospectus) and the Enterprise Funds preliminary SAI attached as an exhibit thereto. Copies of the Annual Report and Statement of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting Enterprise Funds at 1-800-432-4320, or by writing Enterprise Funds at 3343 Peachtree Road,

                  N.E., Suite 450, Atlanta, Georgia 30326. Enterprise Funds is subject to the informational requirements of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by Enterprise Funds can be obtained by calling or writing Enterprise Funds and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                         This Proxy Statement/Prospectus, which constitutes part
                  of a Registration Statement filed by Enterprise Funds with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Enterprise Funds and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                  RSF INC.

                         Information about the RSF Inc. Funds and RSF Inc. is
                  contained in RSF Inc.'s current Prospectus dated January 28, 1997, the Annual Report to Shareholders dated September 30, 1996, the RSF Inc. SAI dated January 28, 1997, and the Statement of Additional Information (relating to this Proxy Statement/Prospectus). Copies of such Prospectus, Annual Report and Statement of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from RSF Inc. by calling 1-800-772-3615 or by writing to RSF Inc. at P.O. Box 2064, Grand Central Station, New York, NY 10163-2064. RSF Inc. is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by RSF Inc. can be obtained by calling or writing RSF Inc. and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.

INFORMATION CONCERNING THE
MEETING
                  VOTING INFORMATION

                  Proxies in the form enclosed with this Proxy
                  Statement/Prospectus are being solicited by the Board of Directors of RSF Inc. for use at the Meeting. If the proxy cards in the accompanying form are properly executed and returned, the shares of the Acquired Funds represented thereby will be voted as instructed on the proxy. If no instructions are given, such shares will be voted FOR the proposed Reorganization and in the discretion of the proxies named in the proxy card, on any other proposals to properly come before the Meeting or any adjournment thereof. Any proxy may be revoked by a shareholder prior to its exercise upon written notice to the Secretary of RSF Inc., by the shareholder signing and sending a later-dated proxy, or by the vote of a shareholder cast in person at the Meeting.

                         The costs of preparing, printing and mailing the
                  accompanying Notice of Special Meeting and this Proxy Statement/Prospectus and the costs of the Meeting will be borne by Enterprise Capital and RSGroupSM. In addition to the use of the mail, proxies may be solicited by telephone or telecopier by officers, employees and agents of RSF Inc. on behalf of the Board of Directors, expenses of which may be charged to Enterprise Capital and RSGroupSM. If RSF Inc. determines that it is necessary to retain a proxy soliciting firm to assist in the solicitation of proxies for the Meeting, the cost of such firm will be borne by RSGroupSM. The mailing address of the Acquired Funds is P.O. Box 2064, Grand Central Station, New York, New York 10163-2064.

                         Shareholders of record at the close of business on
                  February 28, 1997 are entitled to vote at the Meeting. Each share of an Acquired Fund is entitled to one vote with respect to the proposed Reorganization with respect to that Fund. On February 28, 1997 there were issued and outstanding 543,145, 569,146, 629,514 and 1,795,253 shares of RSF Inc. Core Equity, RSF Inc. Emerging Growth, RSF Inc. Intermediate-Term and RSF Inc. Money Market, respectively. SEE "Security Ownership of Certain Shareholders and Management."

                         As of the record date, there were no issued and
                  outstanding Class Y shares of any of Enterprise Growth and Income, Enterprise Small Company Growth, Enterprise Government or Enterprise Money. SEE "Security Ownership of Certain Shareholders and Management."

                         If, by the time scheduled for the Meeting, a quorum of
                  shareholders of an Acquired Fund is not present or if a quorum of an Acquired Fund's shareholders is present but sufficient votes in favor of the Reorganization are not received, such Acquired Fund may propose one or more adjournments of the Meeting to permit further solicitation of proxies from shareholders of the Acquired Fund. Any such adjournment will require the affirmative vote of a majority of the shares of the Acquired Fund present in person or by proxy at the session of the Meeting to be adjourned. In the event of a proposal to adjourn the Meeting, the persons named as proxies will vote the proxies in favor of such adjournment if they determine that such adjournment and additional solicitation is reasonable and in the interest of the Acquired Fund's shareholders.

                         A quorum for the transaction of business at the Meeting
                  is constituted with respect to each of RSF Inc. Core Equity, RSF Inc. Emerging Growth, RSF Inc. Intermediate-Term and RSF Inc. Money Market, by the presence in person or by proxy of holders of one-third of the outstanding shares of the respective Fund entitled to vote at the Meeting. If a proxy is properly executed and returned accompanied by instructions to withhold authority ("non-vote"), or is marked with an abstention, the shares represented thereby will be considered to be present at the Meeting for determining the existence of a quorum for the transaction of business with respect to such Acquired Fund. Approval of the Reorganization requires the affirmative vote of a majority of such Fund's shares outstanding and entitled to vote at the Meeting. The shares represented by a proxy that constitutes a non-vote or an abstention will be considered outstanding for all purposes and will therefore have the same effect as a vote cast against the Reorganization. Approval of the Reorganization by the shareholders of the Acquiring Funds is not necessary.

                  DISSENTERS' RIGHTS

                  Under Maryland law, shareholders of registered investment companies such as RSF Inc. are not entitled to demand the fair value of shares and will be bound by the terms of the Reorganizations. Any shareholder of an Acquired Fund may, however, redeem his or her shares at net asset value prior to the date of the Reorganization in accordance with the procedures set forth in each respective Acquired Fund's Prospectus.

SECURITY OWNERSHIP OF
CERTAIN SHAREHOLDERS AND
MANAGEMENT
                  On February 28, 1997, the record date for the Meeting, the Directors and officers of the RSF Inc. as a group owned less than 1% of the outstanding shares of each Acquired Fund. To the best knowledge of Retirement Investors, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of an Acquired Fund's outstanding shares.

                             NUMBER OF                        NUMBER OF
TITLE OF FUND AND NAME    SHARES OWNED OF   PERCENT OWNED   SHARES OWNED   PERCENT OWNED
AND ADDRESS OF RECORD       RECORD AND      OF RECORD AND     OF RECORD      OF RECORD
OR BENEFICIAL OWNER        BENEFICIALLY     BENEFICIALLY        ONLY           ONLY
------------------------  ---------------  ---------------  -------------  -------------
RSF INC. CORE EQUITY
IBJ Schroder as Trustee         --               --             328,191           60.4%
  for various accounts
One State Street
New York, NY 10004
Marine Midland as               --               --              63,418           11.7%
Trustee
  for various accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
The Dime Savings Bank           30,105              5.5%         --             --
  of Williamsburgh
209 Havemeyer Street
Brooklyn, NY 11211
Independence Savings            28,836              5.3%         --             --
Bank
195 Montague Street
Brooklyn, NY 11201
ALBANK, FSB                    103,943             19.1%         --             --
10 North Pearl Street
Albany, NY 12207
First Union National           136,331             25.1%*        --             --
Bank
301 South College St.
Charlotte, NC 28288

                 ----------------------------------
                 * Total ownership is less than 25% of total RSF Inc. Funds' assets.

                             NUMBER OF                        NUMBER OF
TITLE OF FUND AND NAME    SHARES OWNED OF   PERCENT OWNED   SHARES OWNED   PERCENT OWNED
AND ADDRESS OF RECORD       RECORD AND      OF RECORD AND     OF RECORD      OF RECORD
OR BENEFICIAL OWNER        BENEFICIALLY     BENEFICIALLY        ONLY           ONLY
------------------------  ---------------  ---------------  -------------  -------------
Flushing Savings Bank           43,791              8.1%         --             --
144-51 Northern Blvd.
Flushing, NY 11354

RSF INC. EMERGING GROWTH
IBJ Schroder as Trustee         --               --             138,414           24.3%
  for various accounts
One State Street
New York, NY 10004
Marine Midland as               --               --              41,978            7.4%
Trustee
  for various accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                     46,648              8.2%         --             --
10 North Pearl Street
Albany, NY 12207
Ridgewood Savings Bank          42,981              7.6%         --             --
Myrtle & Forest Avenues
Ridgewood, NY 11385

RSF INC.
INTERMEDIATE-TERM
IBJ Schroder as Trustee         --               --             279,676           44.2%
  for various accounts
One State Street
New York, NY 10004
Marine Midland as               --               --              84,832           13.5%
Trustee
  for various accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                     59,211              9.4%         --             --
10 North Pearl Street
Albany, NY 12207
First Union National            76,338             12.1%         --             --
Bank
301 South College Street
Charlotte, NC 28288

                             NUMBER OF                        NUMBER OF
TITLE OF FUND AND NAME    SHARES OWNED OF   PERCENT OWNED   SHARES OWNED   PERCENT OWNED
AND ADDRESS OF RECORD       RECORD AND      OF RECORD AND     OF RECORD      OF RECORD
OR BENEFICIAL OWNER        BENEFICIALLY     BENEFICIALLY        ONLY           ONLY
------------------------  ---------------  ---------------  -------------  -------------
Flushing Savings Bank        50,516            8.0%        --             --
144-51 Northern Blvd.
Flushing, NY 11354
Beneficial Owners:
Institutional               130,005           20.7%        --             --
Securities Corp.
200 Park Avenue,
6th Floor West
New York, NY 10166
The Dime Savings Bank        43,502            6.9%        --             --
  of Williamsburgh
209 Havemeyer Street
Brooklyn, NY 11211
The Roslyn Savings           69,496           11.0%        --             --
Bank
1400 Old Northern
Blvd.
Roslyn, NY 11576

RSF INC. MONEY MARKET
IBJ Schroder as              --             --            714,693           40.0%
Trustee
  for various accounts
One State Street
New York, NY 10004
Marine Midland as            --             --            303,645           17.0%
Trustee
  for various accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                 657,216          37.64%*       --             --
10 North Pearl Street
Albany, NY 12207
Beneficial Owners:
Flushing Savings Bank       154,372            8.6%        --             --
144-51 Northern Blvd.
Flushing, NY 11354

                 ----------------------------------
                 * Total ownership is less than 25% of total RSF Inc. Funds' assets.

                          NUMBER OF                     NUMBER OF
TITLE OF FUND AND NAME  SHARES OWNED   PERCENT OWNED  SHARES OWNED   PERCENT OWNED
AND ADDRESS OF RECORD   OF RECORD AND  OF RECORD AND    OF RECORD      OF RECORD
OR BENEFICIAL OWNER     BENEFICIALLY   BENEFICIALLY       ONLY           ONLY
----------------------  -------------  -------------  -------------  -------------
Charter Trust Company          222,534             12.4%         --             --
Trustee of Mid-Maine
  Savings Bank
95 North Main Street
P.O. Box 1374
Concord, NH 03302
North Fork Bank                112,447              6.3%         --             --
275 Broad Hollow Road
Melville, NY 11747
Poughkeepsie Savings           149,272              8.3%         --             --
Bank
249 Main Mall
Poughkeepsie, NY 12602
General Sullivan Group,         96,003              5.4%         --             --
Inc.
Sullivan Way
P.O. Box 7509
West Trenton, NJ 08628

                         On the record date, the Directors and officers of
                  Enterprise Funds as a group owned less than 1% of the outstanding shares of each Acquiring Fund. To the best knowledge of Enterprise Capital, as of the record date, no person owned beneficially or of record 5% or more of the Acquiring Funds' outstanding shares of any of the Acquiring Funds.

OTHER
MATTERS
                  The Board of Directors of each Acquired Fund knows of no other matters that may come before the Meeting. If any such matters should properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment.

                         Please mark, sign, date and return the enclosed proxy
                  promptly. No postage is required on the enclosed envelope if mailed in the United States.

                                                         By Order of the Board
                                                         of Directors

                                                         Stephen P. Pollak
                                                         SECRETARY

                  New York, NY
                         , 1997

                      THE ENTERPRISE GROUP OF FUNDS, INC.
                            Atlanta Financial Center
                      3343 Peachtree Road, N.E., Suite 450
                             Atlanta, Georgia 30326
                For Shareholder Information Call 1-800-368-3527

                          PROSPECTUS DATED MAY 1, 1997

       The Enterprise Group of Funds, Inc. (the "Fund") is a series of mutual funds that seeks to provide investors a broad range of investment alternatives through its 13 separate Portfolios. Each Portfolio is managed as if it were a separate mutual fund issuing its own shares. The Fund's principal investment adviser, Enterprise Capital Management, Inc., selects separate sub-advisers referred to as "Portfolio Managers" that provide investment advice for the Portfolios and that are selected on the basis of able investment performance in their respective areas of responsibility.

EQUITY PORTFOLIOS                              INCOME PORTFOLIO
    Growth Portfolio                               Government Securities Portfolio
    Growth and Income Portfolio                    High-Yield Bond Portfolio
    Equity Portfolio                               Tax-Exempt Income Portfolio
    Equity Income Portfolio
    Capital Appreciation Portfolio             FLEXIBLE PORTFOLIO
    Small Company Growth Portfolio                 Managed Portfolio
    Small Company Value Portfolio
    International Growth Portfolio             MONEY MARKET PORTFOLIO
                                                   Money Market Portfolio

       This Prospectus explains concisely what you should know about the Fund and its Portfolios before you consider investing. Please read this Prospectus and retain it for future reference. Additional information, contained in a "Statement of Additional Information," dated May 1, 1997 has been filed with the Securities and Exchange Commission and is available upon request without charge by writing or calling the Fund. It is incorporated by reference into this Prospectus (which means that it is legally part of it).

       LIKE ALL MUTUAL FUND SHARES, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       INVESTMENTS IN THE MONEY MARKET PORTFOLIO ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE IS NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

       THE HIGH-YIELD BOND PORTFOLIO INVESTS SIGNIFICANTLY IN LOWER RATED BONDS, COMMONLY REFERRED TO AS "JUNK BONDS." BONDS OF THIS TYPE ARE CONSIDERED TO BE SPECULATIVE WITH REGARD TO THE PAYMENT OF INTEREST AND RETURN OF PRINCIPAL AND HAVE SPECIAL RISKS. THEY MAY NOT BE SUITABLE FOR ALL INVESTORS. PLEASE READ THE RISK INFORMATION CAREFULLY

       PLEASE NOTE THAT THESE FUNDS ARE NOT BANK DEPOSITS; ARE NOT FEDERALLY INSURED; ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL(S).

                      THE ENTERPRISE GROUP OF FUNDS, INC.
                               PROSPECTUS SUMMARY

       Set forth below are the 13 Portfolios of the Fund, their Portfolio Managers and investment objectives. The Fund is a diversified, open-end management investment company. Enterprise Capital Management, Inc. serves as investment adviser. The Fund consists of common stock divided into thirteen Portfolios consisting of four separate Classes for each Portfolio. Shares are freely transferable within each Class.

          PORTFOLIO MANAGER                                  INVESTMENT OBJECTIVES
--------------------------------------  ----------------------------------------------------------------
EQUITY PORTFOLIOS
Growth Portfolio                        Capital  appreciation,  primarily  from  investments  in  common
Montag & Caldwell, Inc.                 stocks.
Atlanta, Georgia
Growth & Income Portfolio               Total  return in excess of the total return of the Lipper Growth
Retirementent System Investors Inc.     and Income Mutual Funds Average measured over a period of  three
New York, New York                      to  five years, by investing  primarily in a broadly diversified group of large capitalization stocks.
Equity Portfolio                        Long term capital  appreciation, primarily  from investments  in
OpCap Advisors                          securities  of  companies  that are  believed  by  the Portfolio
New York, New York                      Manager to  be undervalued  in the  marketplace in  relation  to factors such as the companies' assets or earnings.
Equity Income Portfolio                 A  combination of growth and income  to achieve an above average
1740 Advisers, Inc.                     and consistent  total  return,  primarily  from  investments  in
New York, New York                      dividend paying common stocks.
Capital Appreciation Portfolio          Maximum  capital appreciation,  primarily through  investment in
Provident Investment Counsel, Inc.      common stock of companies that demonstrate accelerating earnings
Pasadena, California                    momentum and consistently strong financial characteristics.
Small Company Growth Portfolio          Capital appreciation by investing primarily in common stocks  of
Pilgrim Baxter                          small capitalization companies believed by the Portfolio Manager
Wayne, Pennsylvania                     to  have on outlook for strong earning momentum and consistently strong financial characteristics.
Small Company Value Portfolio           Maximum capital  appreciation, primarily  through investment  in
GAMCO Investors, Inc.                   the   equity  securities   of  companies  that   have  a  market
Rye, New York                           capitalization of no more than $1 billion.
International Growth Portfolio          Capital appreciation, primarily through a diversified  portfolio
Brinson Partners, Inc.                  of non-U.S. equity securities.
Chicago, Illinois

          PORTFOLIO MANAGER                                  INVESTMENT OBJECTIVES
--------------------------------------  ----------------------------------------------------------------
INCOME PORTFOLIOS
Government Securities Portfolio         Current   income  and   safety  of   principal,  primarily  from
TCW Funds Management, Inc.              securities that are obligations of  the U.S. Government, or  its
Los Angeles, California                 agencies, or its instrumentalities.
High-Yield Bond Portfolio               Maximum  current income, primarily from debt securities that are
Caywood-Scholl Capital Management       rated Ba or lower  by Moody's Investors Service,  Inc. or BB  or
San Diego, California                   lower by Standard & Poor's Corporation.
Tax-Exempt Income Portfolio             A  high level of current income  exempt from federal income tax,
Morgan Stanley Asset Management, Inc.   with consideration given to preservation of principal, primarily
New York, New York                      from  investment  in  a   diversified  portfolio  of   long-term
                                        investment grade municipal bonds.

FLEXIBLE PORTFOLIO
Managed Portfolio                       Growth  of capital over  time through investment  in a portfolio
OpCap Advisors                          consisting of  common stocks,  bonds and  cash equivalents,  the
New York, New York                      percentages  of which will vary based on the Portfolio Manager's assessments of relative investment values.

MONEY MARKET PORTFOLIO
Money Market Portfolio                  The highest  possible level  of current  income consistent  with
Enterprise Capital Management, Inc.     preservation   of   capital  and   liquidity  of   investing  in
Atlanta, Georgia                        obligations maturing  in  one year  or  less from  the  time  of purchase.

                            INVESTMENT RISK FACTORS

       The risk characteristics of each Portfolio are different. In general, investors should consider the following risks: An investment in any of the Portfolios carries the risk that the net asset value of the Portfolio shares will fluctuate in response to market conditions. Further, an investment in any of the Income Portfolios carries the risk that the issuers of securities in the Income Portfolios may default on the payment of principal and interest. An investment in the High-Yield Bond Portfolio carries an increased risk that issuers of securities in which the High-Yield Bond Portfolio invests may default in the payment of principal and interest as compared to the risk of such defaults in the other Income Portfolios. In addition, an investment in the High-Yield Bond Portfolio may be subject to certain other risks relating to the market price, relative liquidity in the secondary market and sensitivity to interest rate and economic changes of the noninvestment grade securities in which the High-Yield Bond Portfolio invests that are higher than may be associated with higher rated, investment grade securities. The Small Company Growth and Small Company Value Portfolios carry an increased risk that smaller capitalization companies may experience higher growth rates and higher failure rates than do larger companies. The limited volume and frequency of trading of small capitalization companies may subject their stocks to greater price deviations than stocks of larger companies. The International Growth Portfolio carries additional risks associated with possibly less stable foreign securities and currencies. Because of the short-term nature of the Money Market Portfolio's investments, an investment in shares of the Money Market Portfolio is subject to relatively little market risk and financial risk, but is subject to a high level of current income volatility. In addition, the Money Market Portfolio uses the amortized cost method to value its portfolio securities and seeks to maintain a constant net asset value of $1.00 per share. There is no assurance that this Portfolio will be able to maintain this constant net asset value. See "Certain Investment Techniques and Associated Risks."

                             PURCHASE ALTERNATIVES

       Each Portfolio offers four Classes of shares: Shares of each Class are generally offered at the net asset value next determined after receipt of your purchase order plus (i) an initial ("front-end") sales charge (Class A shares) or (ii) a deferred sales charge (Class B and C shares). The following is a brief description of the Y Class of shares offered. Class A, Class B, Class C Shares are contained in a separate prospectus. For more complete descriptions of each Class of shares, see "How to Purchase Shares."

CLASS Y SHARES:  Class  Y  shares  do not  incur  an initial  sales  charge when purchased. Class Y shares are not subject to any ongoing distribution fees or service fees. Class Y shares are subject to an investment of $1,000,000. Institutional investors eligible to purchases Class Y shares include banks, savings institutions, trust companies, insurance companies, investment companies as defined by the Investment Company Act of 1940, pension or profit sharing trusts, certain wrap account clients of broker/dealers, former shareholders of Retirement System Fund, Inc. ("RSF") whose shares were merged into the Enterprise Group of Funds, Inc. or other financial institutional buyer. Wrap account clients of broker/dealers and former RSI shareholders are offered Class Y shares at a lower minimum purchase amount.

                                                                                                            SMALL         SMALL
                                                 GROWTH AND                    EQUITY        CAPITAL       COMPANY       COMPANY
                                     GROWTH        INCOME        EQUITY        INCOME      APPRECIATION    GROWTH         VALUE
SUMMARY OF FUND EXPENSES            PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
---------------------------------- -----------   -----------   -----------   -----------   -----------   -----------   -----------
CLASS OF SHARES:                       Y             Y             Y             Y             Y             Y             Y
SHAREHOLDER TRANSACTION EXPENSES
Maximum Initial Sales Load Imposed
  on Purchase
  (as a % of offering price)......       None          None          None          None          None          None          None
Maximum Deferred Sales Load.......       None          None          None          None          None          None          None
Maximum Sales Load Imposed on
  Reinvested dividends............       None          None          None          None          None          None          None
Exchange Fee......................       None          None          None          None          None          None          None
Redemption Fee*...................       0.75          0.75          0.75          0.75          0.75          0.75          0.75
ANNUAL FUND OPERATING EXPENSES
  (AS A % OF AVERAGE NET ASSETS)
Management Fee**..................       0.75          0.75          0.75          0.75          0.75          1.00          0.75
12b-1.............................       None          None          None          None          None          None          None
Other Expenses....................       0.40          0.30          0.40          0.30          0.55          0.40          0.55

TOTAL FUND OPERATING
  EXPENSES***.....................       1.15          1.05          1.15          1.05          1.30          1.40          1.30
                                        -----         -----         -----         -----         -----         -----         -----
                                        -----         -----         -----         -----         -----         -----         -----

Example 1 You would pay the following expenses over the indicated periods in each of the Funds on a $1,000 investment assuming (a) payment of the maximum sales charge (none), (b) a 5% annual return, and (c) redemption at the end of the time period.

1 Year............................      12.00         11.00         12.00         11.00         13.00         14.00         13.00
3 Years...........................      37.00         33.00         37.00         33.00         41.00         44.00         41.00
5 Years...........................      63.00         58.00         63.00         58.00         71.00         77.00         71.00
10 Years..........................     140.00        128.00        114.00        128.00        157.00        168.00        157.00

THE EXAMPLE SHOULD NOT BE CONSIDERED INDICATIONS OF PAST OR OF FUTURE EXPENSES OR PERFORMANCE, AND ACTUAL EXPENSES OR PERFORMANCE MAY VARY FROM THOSE SHOWN.

The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Portfolios will bear directly or indirectly.

  *  Charged to shares redeemed 90 days of purchase.

 ** These fees may be higher than that of other funds. However, the Board of Directors has determined that such fees are reasonable in light of the services, investment decisions and investment techniques employed.

*** The expense information set out above reflects a revised commitment of Enterprise Capital Management, Inc. effective January 1, 1997, to reimburse to the fund's Portfolios a portion of the fees due it under the investment Adviser's Agreement. That commitment provides that the Fund's total operating expenses for the Portfolios, on an annual basis, will not exceed the amounts set forthin the above table. By reason of the expense reimbursement commitment applicable in 1996, the actual expenses incurred by Class Y shares of the Portfolio for 1996 were, on an annualized basis, Small Company -- 1.30; International Growth -- 1.55; and Managed -- 1.12. Absent this reimbursement of fees, the ratio of expenses to average net assets for the Portfolio for 1996 would have been as follows: Small Company -- 1.92; International Growth -- 1.75; and Managed -- 1.12. Accordingly, expenses for Class Y shares of the funds represent estimates of what these expenses are expected to be for the 1997 fiscal year. See "Management of the Fund" and "Brokerage Transactions" for further information concerning expenses.

For accounts with a balance of $1,000 or less, as of July 31, a $25 fee per account registration per Portfolio for maintenance will apply, excluding Automatic Bank Draft Plan Accounts, Automatic Investment Plan Accounts, and Retirement Plans.

                                      INTERNATIONAL GOVERNMENT    HIGH-YIELD                                   MONEY
                                        GROWTH      SECURITIES       BOND       TAX-EXEMPT      MANAGED       MARKET
SUMMARY OF FUND EXPENSES               PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
------------------------------------  -----------   -----------   -----------   -----------   -----------   -----------
CLASS OF SHARES:                          Y             Y             Y             Y             Y             Y
SHAREHOLDER TRANSACTION EXPENSES
Maximum Initial Sales Load Imposed
  on Purchase
  (as a % of offering price)........        None          None          None          None          None          None
Maximum Deferred Sales Load.........        None          None          None          None          None          None
Maximum Sales Load Imposed on
  Reinvested dividends..............        None          None          None          None          None          None
Exchange Fee........................        None          None          None          None          None          None
Redemption Fee*.....................        0.75          0.75          0.75          0.75          0.75          0.75
ANNUAL FUND OPERATING EXPENSES
  (AS A % OF AVERAGE NET ASSETS)
Management Fee**....................        0.85          0.60          0.60          0.50          0.75          0.35
12b-1...............................        None          None          None          None          None          None
Other Expenses......................        0.70          0.25          0.25          0.30          0.55          0.35

TOTAL FUND OPERATING EXPENSES***....        1.55          0.85          0.85          0.80          1.30          0.70
                                           -----         -----         -----         -----         -----         -----
                                           -----         -----         -----         -----         -----         -----

Example 1 You would pay the following expenses over the indicated periods in each of the Funds on a $1,000 investment assuming (a) payment of the maximum sales charge (none) 5% annual return, and (c) redemption at the end of the time period.

1 Year..............................       16.00          9.00          9.00          8.00         13.00          7.00
3 Years.............................       49.00         27.00         27.00         26.00         41.00         22.00
5 Years.............................       84.00         47.00         47.00         44.00         71.00         39.00
10 Years............................      185.00        105.00        105.00         99.00        157.00         87.00

THE EXAMPLE SHOULD NOT BE CONSIDERED INDICATIONS OF PAST OR OF FUTURE EXPENSES OR PERFORMANCE, AND ACTUAL EXPENSES OR PERFORMANCE MAY VARY FROM THOSE SHOWN.

The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Portfolios will bear directly or indirectly.

  *  Charged to shares redeemed 90 days of purchase.

 ** These fees may be higher than that of other funds. However, the Board of Directors has determined that such fees are reasonable in light of the services, investment decisions and investment techniques employed.

*** The expense information set out above reflects a revised commitment of Enterprise Capital Management, Inc. effective January 1, 1997, to reimburse to the fund's Portfolios a portion of the fees due it under the investment Adviser's Agreement. That commitment provides that the Fund's total operating expenses for the Portfolios, on an annual basis, will not exceed the amounts set forthin the above table. By reason of the expense reimbursement commitment applicable in 1996, the actual expenses incurred by Class Y shares of the Portfolio for 1996 were, on an annualized basis, Small Company -- 1.30; International Growth -- 1.55; and Managed -- 1.12. Absent this reimbursement of fees, the ratio of expenses to average net assets for the Portfolio for 1996 would have been as follows: Small Company -- 1.92; International Growth -- 1.75; and Managed -- 1.12. Accordingly, expenses for Class Y shares of the funds represent estimates of what these expenses are expected to be for the 1997 fiscal year. See "Management of the Fund" and "Brokerage Transactions" for further information concerning expenses.

For accounts with a balance of $1,000 or less, as of July 31, a $25 fee per account registration per Portfolio for maintenance will apply, excluding Automatic Bank Draft Plan Accounts, Automatic Investment Plan Accounts, and Retirement Plans.

                              FINANCIAL HIGHLIGHTS
            (FOR A SHARE OUTSTANDING THROUGH THE PERIODS INDICATED)

       The financial highlights which follow are part of the Fund's financial statements and are included in Fund's Annual Report to Shareholders. The Fund's 1996 Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information. Annual reports may be obtained without charge by calling the Fund at 800-432-4320. The Report contains information about the performances of the Portfolios.

       (Registrant undertakes to submit Financial Highlights as part of a Post-Effective Amendment 485(b) filing on or before April 30, 1997.)

              INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS

       The following descriptions of the Portfolios are intended to help you select the Portfolio which is appropriate for your investment objective. You may wish to pursue your objectives by investing in more than one Portfolio.

       The investment objectives of each Portfolio may not be changed without approval of a majority of the outstanding voting securities of that Portfolio.

EQUITY PORTFOLIOS

       Under normal market conditions, at least 65% of the net asset value of the eight Equity Portfolios will be invested in common equity securities. The remainder of the Equity Portfolios' assets may be invested in repurchase agreements, bankers acceptances, bank certificates of deposit, commercial paper and similar money market instruments, convertible bonds, convertible preferred stock, preferred stock, corporate bonds, U.S. Treasuries, notes and bonds, American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs"), foreign stocks, rights and warrants.

       The Growth, Growth and Income, Equity Income, Capital Appreciation, Small Company Growth and Small Company Value Portfolios invest in securities that are traded on national securities exchanges and in the over-the-counter market. Each of these Portfolios may invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in illiquid, including restricted, securities. As noted below, the International Growth Portfolio invests principally in the securities of foreign issuers listed on recognized foreign exchanges, but may also invest in securities traded on the over-the-counter market.

GROWTH PORTFOLIO

       The objective of the Growth Portfolio is appreciation of capital primarily through investments in common stocks. The Portfolio's common stock selection emphasizes those companies having growth characteristics, but the Portfolio's investment policy recognizes that securities of other companies may be attractive for capital appreciation purposes by virtue of special developments or depression in price believed to be temporary. The potential for appreciation of capital is the basis for investment decisions; any income is incidental.

GROWTH AND INCOME

       The objective of the Growth and Income Portfolio is to achieve a total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average, measured over a period of three to five years, by investing primarily in a broadly diversified group of large capitalization companies. The Fund seeks this objective primarily through capital appreciation with income as a secondary consideration. The Fund will invest in securities of companies which the Portfolio Manager believes to be financially sound and will consider such factors as the sales, growth and profitability prospects for the economic sector and markets in which the company operates and for the services of products it provides; the financial condition of the company; its ability to meet its liabilities and to provide income in the form of dividends; the prevailing price of the security; how that price compares to historical price levels of the security, to current price levels in the general market, and to the prices of competing companies; projected earnings estimates and earnings growth rate of the company, and the relation of those figures to the current price.

       Under normal circumstances, the Growth and Income Portfolio expects to be as fully invested as practicable in equity-based securities, primarily common stocks, and will be at least 65% so invested. Equity-based securities may include securities convertible into common stocks and warrants to purchase common stocks.

       In general, the Portfolio will invest in stocks of companies with market capitalizations in excess of $750 million. Although there is no assurance that the Portfolio will meet its objective, the securities held in the Growth and Income Portfolio will generally reflect the price volatility of the broad equity market (i.e., the Standard & Poor's 500 Index).

EQUITY PORTFOLIO

       The investment objective of the Equity Portfolio is long term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the Portfolio Manager to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings. It is the Portfolio Manager's intention to invest in securities of companies which in the Portfolio Manager's opinion possess one or more of the following characteristics: undervalued assets, valuable consumer or commercial franchises, securities valuation below peer companies, substantial and growing cash flow and/or a favorable price to book value relationship. Investment policies aimed at achieving the Portfolio's objective are set in a flexible framework of securities selection which primarily includes equity securities, such as common stocks, preferred stocks, convertible securities, rights and warrants in proportions which vary from time-to-time. Under normal circumstances at least 65% of the Portfolio's assets will be invested in equity securities. The Portfolio will invest primarily in stocks listed on the New York Stock Exchange. In addition, it may also purchase securities listed on other domestic securities exchanges, securities traded in the domestic over-the-counter market and foreign securities provided that they are listed on a domestic or foreign securities exchange or represented by American Depository Receipts listed on a domestic securities exchange or traded in the United States over-the-counter market.

EQUITY INCOME PORTFOLIO

       The objective of the Equity Income Portfolio is a combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend-paying common stocks.

       The Portfolio's principal criterion in stock selection is above average yield, and it uses this criterion as a discipline to enhance stability and reduce market risk. Subject to this primary criterion, the Portfolio invests in stocks that have relatively low price to earnings ratios or relatively low price to book value ratios.

CAPITAL APPRECIATION PORTFOLIO

       The objective of the Capital Appreciation Portfolio is maximum capital appreciation, primarily through investments in common stocks of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics.

       The Portfolio invests primarily in common stocks of companies which meet the Portfolio Manager's criteria of: (a) steadily increasing earnings; and (b) a three-year average performance record of sales, earnings, dividend growth, pretax margins, return on equity and reinvestment rate at an aggregate average of 1.5 times the average performance of the Standard & Poor's 500 common stocks ("S&P 500") for the same period. The Portfolio attempts to invest in a range of small, medium and large companies designed to achieve an average capitalization of the companies in which it invests that is less than the average capitalization of the S&P 500. The potential for maximum capital appreciation is the basis for investment decisions; any income is incidental.

SMALL COMPANY GROWTH PORTFOLIO

       The Small Company Growth Portfolio seeks capital appreciation and invests primarily in common stocks of small capitalization companies believed by the Portfolio Manager to have an outlook for strong earnings growth and potential for significant capital appreciation. The Portfolio will normally be as fully invested as practicable in common stocks and securities convertible into common stocks, but also may invest up to 5% of its assets in warrants and rights to purchase common stocks. In the option of the Portfolio Manager, there may be times when the shareholder's best interests are best served and the investment objective is more likely to be achieved by having varying amounts of the Portfolio's assets in convertible securities. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks and convertible securities of small capitalization companies (market capitalization or annual revenues of up to $1 billion). At certain times that percentage may be substantially higher.
Securities will be sold when the Portfolio Manager believes that anticipated appreciation no longer probable, alternative investments offer superior appreciation prospects, or the risk of a decline in market price is too great. Because of its policy with respect to the sales of investments, the Portfolio may from time to time realize short-term gains or losses. The Portfolio will likely have somewhat greater volatility than the stock market in general, as measured by the S&P 500 Index.

       The securities of the Small Company Growth Fund generally will have a higher degree of risk and price volatility than larger growth funds and a lower income return than those funds.

       For temporary defensive purposes, the Portfolio may invest up to 100% of its total assets in cash equivalents. The Portfolio may also pursue certain additional investment policies and strategies including: foreign securities; investing foreign currency transactions; investing in repurchase agreements; and acquiring when-issue securities.

SMALL COMPANY VALUE PORTFOLIO

       The objective of the Small Company Value Portfolio is maximum capital appreciation, primarily through investment of at least 65% of Portfolio assets in the common equity securities of companies (based on the total outstanding common shares at the time of investment) which have a market capitalization of no more than $1 billion (hereinafter referred to as "small cap companies").

       The Portfolio intends to invest the remaining 35% of its total assets in the same manner but reserves the right to use some or all of the 35% to invest in equity securities of companies (based on the total outstanding common shares at the time of investment) which have a market capitalization of more than $1 billion.

       In pursuing its objective, the Portfolio's strategy will be to invest in stocks of companies with value that may not be fully reflected by current stock price. Since small companies tend to be less actively followed by stock analysts, the market may overlook favorable trends and then adjust its valuation more quickly once investor interest has surfaced. The Portfolio Manager seeks out companies in the public market that are selling at a discount to their private market value (PMV) measured using proprietary research techniques in areas of core competencies. The Portfolio Manager then determines whether there is an emerging catalyst that will focus investor attention on the underlying assets of the company. Smaller companies may be subject to a valuation catalyst such as increased investor attention, takeover efforts or a change in management.

INTERNATIONAL GROWTH PORTFOLIO

       The   objective  of   the  International  Growth   Portfolio  is  capital
appreciation, primarily through a diversified portfolio of non-U.S. equity securities.

       It is a fundamental policy of the Portfolio that it will invest at least 80% of the value of its assets (except when maintaining a temporary defensive position) in equity securities of companies domiciled outside the United States. That portion of the Portfolio not invested in equity securities is, in normal circumstances, invested in U.S. and foreign government securities, high grade commercial paper, certificates of deposit, foreign currency, banker acceptances, cash and cash equivalents, time deposits, repurchase agreements and similar money market instruments, both foreign and domestic. The Portfolio may invest in convertible debt securities of foreign issuers which are convertible into equity securities at such time as a market for equity securities is established in the country involved.

       The Portfolio Manager's investment perspective for the Portfolio is to invest in the equity securities of non-U.S. markets and companies which are believed to be undervalued based upon internal research and proprietary valuation systems. This international equity strategy reflects the Portfolio Manager's decisions concerning the relative attractiveness of asset classes, the individual international equity markets, industries across and within those markets, other common risk factors within those markets and individual international companies. The Portfolio Manager initially identifies those securities which it believes to be undervalued in relation to the issuer's assets, cash flow, earnings and revenues. The relative performance of foreign currencies is an important factor in the Portfolio's performance. The Portfolio Manager may manage the Portfolio's exposure to various currencies to take advantage of different yield, risk and return characteristics. The Portfolio Manager's proprietary valuation model determines which securities are potential candidates for inclusion in the Portfolio.

       The benchmark for the fund is the Morgan Stanley Capital International Non-U.S. Equity (Free) Index (the "Benchmark"). The Benchmark is a market driven broad based index which includes non-U.S. equity markets in terms of capitalization and performance. The Benchmark is designed to provide a representative total return for all major stock exchanges located outside the U.S. From time to time, the Portfolio Manager may substitute securities in an equivalent index when it believes that such securities in the index more accurately reflect the relevant international market.

       As a general matter, the Advisor will purchase for the Fund only securities contained in the underlying index relevant to the Benchmark. Brinson Partners will attempt to enhance the long-term risk and return performance of the Fund relative to the Benchmark by deviating from the normal Benchmark mix of country allocation and currencies in reaction to discrepancies between current market prices and fundamental values. The active management process is intended to produce a superior performance relative to the Benchmark index.

       The Portfolio Manager will purchase securities of companies domiciled in a minimum of 8 to 12 countries outside the United States.

INCOME PORTFOLIOS

       Investors should refer to the Appendix to the Statement of Additional Information for a description of the Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's ("S&P") ratings mentioned below.

GOVERNMENT SECURITIES PORTFOLIO

       The objective of the Government Securities Portfolio is current income and safety of principal primarily from securities that are obligations of the U.S. Government, its agencies and instrumentalities ("U.S. Government Securities").

       It is a fundamental policy of the Portfolio that under normal conditions at least 80% of the value of its net assets will be invested in U.S. Government Securities. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities are generally considered to be of the same or higher credit quality as privately issued securities rated Aaa by Moody's or AAA by S&P.

       U.S. Government Securities consist of direct obligations of the U.S. Treasury (such as treasury bills, treasury notes and treasury bonds) and securities issued or guaranteed by agencies and instrumentalities of the United States Government. Those securities issued by agencies or instrumentalities may or may not be backed by the full faith and credit of the United States. Examples of full faith and credit securities are securities issued by the Government National Mortgage Association ("GNMA Certificates"). Examples of agencies or instrumentalities whose securities are not backed by the full faith and credit of the United States are the Federal Farm Credit System, the Federal Home Loan Banks, the Tennessee Valley Authority, the United States Postal Service and the Export-Import Bank. The Portfolio may concentrate from time to time in different securities described above in order to obtain the highest level of current income and safety of principal.

       The remainder of the Portfolio's assets may be invested in repurchase agreements, bankers acceptances, bank certificates of deposit, commercial paper and similar money market instruments, corporate bonds and other mortgage-related securities (including collateralized mortgage obligations or "CMOs") rated Aaa by Moody's or AAA by S&P at the time of the investment or determined by the Portfolio Manager to be of comparable credit quality at the time of investment to such rated securities. In making such investments, the Portfolio Manager seeks income but gives careful attention to security of principal and considers such factors as marketability and diversification. For a discussion of CMOs and related risks, see "Certain Investment Techniques and Associated Risks," at page 16.

       As described in "Certain Investment Techniques and Associated Risks," at page 16, the Portfolio may write and sell covered call option contracts on securities that it owns (in an effort to enhance income through hedging and other investment techniques) to the extent of 20% of the value of its net assets at the time such option contracts are written.

HIGH-YIELD BOND PORTFOLIO

       The objective of the High-Yield Bond Portfolio is maximum current income, primarily from debt securities that are rated Ba or lower by Moody's or BB or lower by Standard & Poor's.

       It is a fundamental policy of the Portfolio that it will invest at least 80% of the value of its total assets (except when maintaining a temporary defensive position) in high-yielding, income-producing corporate bonds that are rated B3 or better by Moody's or B- or better by S&P. The corporate bonds in which the Portfolio invests are high-yielding but normally carry a greater credit risk than bonds with higher ratings. In addition, such bonds, commonly referred to as "junk bonds", may involve greater volatility of price than higher-rated bonds. For a discussion of High-Yield Securities and related risks, see "Certain Investment Techniques and Associated Risks" at page 16.

       The Portfolio's investments are selected by the Portfolio Manager after careful examination of the economic outlook to determine those industries that appear favorable for investments. Industries going through a perceived decline generally are not candidates for selection. After the industries are selected, bonds of issuers within those industries are selected based on their creditworthiness, their yields in relation to their credit and the relative strength of their common stock prices. Companies near or in bankruptcy are not considered for investment. The Portfolio does not purchase bonds which are rated Ca or lower by Moody's or CC or lower by S&P or which, if unrated, in the judgment of the Portfolio Manager have characteristics of such lower-grade bonds. Should an investment purchased with the above-described credit quality requisites be downgraded to Ca or lower or CC or lower, the Portfolio Manager shall have discretion to hold or liquidate the security.

       Subject to the restrictions described above, under normal circumstances, up to 20% of the Portfolio's assets may include: (1) bonds rated Caa by Moody's or CCC by S&P; (2) unrated debt securities which, in the judgment of the Portfolio Manager have characteristics similar to those described above; (3) convertible debt securities; (4) puts, calls and futures as hedging devices; (5) foreign issuer debt securities; and (6) short-term money market instruments, including certificates of deposit, commercial paper, U.S. Government Securities and other income-producing cash equivalents. For a discussion on puts, calls, and futures and their related risks, see "Certain Investment Techniques and Associated Risks," at page 16 .

TAX-EXEMPT INCOME PORTFOLIO

       The objective of the Tax-Exempt Income Portfolio is a high level of current income not includable in gross income for federal income tax purposes, with consideration given to preservation of principal, primarily from investments in a diversified portfolio of long-term investment grade municipal bonds.

       It is a fundamental policy of the Portfolio that it will invest at least 80% of its net assets (except when maintaining a temporary defensive position) in Municipal Securities (or futures contracts or options on futures with respect thereto) which, at the time of investment, are investment grade or in Municipal Securities which are not rated if, based upon credit analysis by the Portfolio Manager, it is believed that such securities are of comparable quality to such rated bonds.

       The Portfolio invests primarily in investment grade "Municipal Securities" the interest on which, in the opinion of counsel for issuers or the Portfolio, is not includable in gross income for federal income tax purposes. Municipal Securities are notes and bonds issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities. These securities are traded primarily in the over-the-counter market. Such securities may have fixed, variable or floating rates of interest. See the Appendix to this Prospectus for a further description of Municipal Securities.

       Investment grade securities are: bonds rated within the three highest ratings by Moody's (Aaa, Aa, A) or S&P (AAA, AA, A); notes given one of the three highest ratings by Moody's (MIGl, MIG2, MIG3) for notes; commercial paper rated P-l by Moody's or A-1 by S&P; and variable rate securities rated VMIGl or VMIG2 by Moody's.

       While there are no maturity restrictions on the Municipal Securities in which the Portfolio invests, the average maturity is expected to range between 10 and 25 years. The Portfolio Manager will actively manage the Portfolio, adjusting the average Portfolio maturity and utilizing futures contracts and options on futures as a defensive measure according to its judgment of anticipated interest rates. During periods of rising interest rates and falling prices, a shorter weighted average maturity may be adopted to cushion the effect of bond price declines on the Portfolio's net asset value. When rates are falling and prices are rising, a longer weighted average maturity rate may be adopted. For a discussion on futures and their related risks, see "Certain Investment Techniques and Associated Risks," at page 16.

       The Portfolio may also invest up to 20% of its net assets in cash, cash equivalents and debt securities, the interest from which may be subject to federal income tax. Investments in taxable securities will be limited to investment grade corporate debt securities and U.S. Government Securities.

       The Portfolio will not invest more than 20% of its net assets in Municipal Securities the interest on which is subject to federal alternative minimum tax.

FLEXIBLE PORTFOLIO

MANAGED PORTFOLIO

       The objective of the Managed Portfolio is growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Portfolio Manager's assessments of the relative outlook for such investments. In seeking to achieve its investment objective, the types of equity securities in which the Portfolio may invest will be the same as those in which the Equity Portfolios invest. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the Portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Manager deems it advisable in order to preserve capital. In addition, the Portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American Depository Receipts listed on a domestic securities exchange or traded in the United States over-the-counter market.

       The allocation of the Portfolio's assets among the different types of permitted investments will vary from time to time based upon the Portfolio Manager's evaluation of economic and market trends and its perception of the relative values available from such types of securities at any given time. There is neither a minimum nor a maximum percentage of the Portfolio's assets that may, at any given time, be invested in any of the types of investments identified above. Consequently, while the Portfolio will earn income to the extent it is invested in bonds or cash equivalents, the Portfolio does not have any specific income objective.

MONEY MARKET PORTFOLIO

The investment objective of the Money Market Portfolio is to provide the highest possible level of current income, consistent with preservation of capital and liquidity. Securities in which the Portfolio will invest may not yield as high a level of current income as securities of lower quality and longer maturity which generally have less liquidity and greater market risk. The Money Market Portfolio seeks to achieve its objective by investing in a diversified portfolio of high quality money market instruments, comprised of U.S. dollar-denominated instruments which present minimal credit risks and are of eligible quality which consist of the following:

1. obligations issued or guaranteed as to principal and interest by the United States Government or any agency or authority controlled or supervised by and acting as an instrumentality of the U.S. Government pursuant to authority granted by Congress;

2. commercial paper, negotiable certificates of deposit, letters of credit, time deposits and bankers' acceptances, of U.S. or foreign banks, and U.S. or foreign savings and loans associations, which at the date of investment have capital, surplus and undistributed profits as of the date of their most recent published financial statements of $500,000,000 or greater;

3. short-term corporate debt instruments (commercial paper or variable amount master demand notes) rated "A-1" or "A-2" by S&P or "Prime 1" or "Prime 2" by Moody's, or, if not rated, issued by a company rated at least "A" by S&P or Moody's and about which the Board of Directors of the Fund has ratified the Portfolio Manager's independent determination that the instrument presents minimal credit risks and is of high quality; however, investments in securities of all issuers having the second highest overall rating (A-2/P-2) assigned shall be limited to no more than five percent of the Portfolio's assets at the time of purchase, with the investment of any one such issuer being limited to not more than one percent of Portfolio assets at the time of purchase;

4. corporate obligations limited to non-convertible corporate debt securities having one year or less remaining to maturity and which are rated "AA" or better by S&P or "Aa" or better by Moody's; and

5.  repurchase agreements with respect to any of the foregoing obligations.

       The Money Market Portfolio will limit its investment in the securities of any one issuer to no more than five percent of Portfolio assets, measured at the time of purchase.

       In addition, the Money Market Portfolio will not purchase any security, including any repurchase agreement maturing in more than seven days, which is subject to legal or contractual delays on resale or which is not readily marketable if more than 10% of the net assets of the Money Market Portfolio, taken at market value would be invested in such securities.

       After purchase by the Money Market Portfolio, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Money Market Portfolio. Neither event will require a sale of such security by the Money Market Portfolio. The Portfolio Manager will consider such event in its determination of whether the Money Market Portfolio should continue to hold the security provided that the security presents minimal credit risks and that holding the security is in the best interests of the Portfolio. To the extent Moody's or S&P may change their rating systems generally (as described in the Appendix to the Statement of Additional Information) the Money Market Portfolio will attempt to use comparable ratings as standards for investments in accordance with investment policies contained herein and in the Fund's Statement of Additional Information.

       The dollar weighted average maturity of the Money Market Portfolio will be 90 days or less.

       All investments of the Money Market Portfolio will be limited to instruments which the Board of Directors determines are of eligible quality, which, if instruments of foreign issuers, are United States dollar-denominated instruments presenting minimal credit risk, and all of which are either:

1. of those rated in the two highest rating categories by any nationally recognized statistical rating organization (NRSRO), or

2. if the instrument is not rated, of comparable quality as determined by the Board of Directors.

       Generally, instruments with NRSRO ratings in the two highest grades are considered "high quality." All of the money market investments will mature in 397 days or less. The Money Market Portfolio will use the amortized cost method of securities valuation, as described more fully in the Statement of Additional Information.

               CERTAIN INVESTMENT TECHNIQUES AND ASSOCIATED RISKS

       Following is a description of certain investment techniques employed by the Portfolios, and certain types of securities invested in by the Portfolios and associated risks. Unless otherwise indicated, all of the Portfolios may use the indicated techniques and invest in the indicated securities.

GENERAL RISKS ASSOCIATED WITH EQUITY PORTFOLIOS

The Equity Portfolios seek to reduce risk of loss of principal due to changes in the value of individual stocks by investing in a diversified portfolio of common stocks and through the use of options on stocks. Such investment techniques do not, however, eliminate all risks. Investors should expect the value of the Equity Portfolios and the net asset value of their shares to fluctuate based on market conditions.

       Smaller capitalization companies may experience higher growth rates and higher failure rates than do larger capitalization companies due to the risk related to markets, market share, product performance and financial resources. The limited volume and frequency of trading of small capitalization companies may subject their stocks to greater price deviations than stocks of larger companies.

       The International Growth Portfolio carries additional risks associated with possibly less stable foreign securities and currencies. For a discussion on these risks, please refer to "Foreign Currency and Values" at page 30.

GENERAL RISKS ASSOCIATED WITH INCOME PORTFOLIOS

Although the Income Portfolios seek to reduce credit risks, i.e., failure of obligors to pay interest and principal, through careful selection of investments, and they seek to reduce market risks resulting from fluctuations in the principal value of debt obligations due to changes in prevailing interest rates by careful timing of maturities of investments, such risks cannot be eliminated, and these factors will affect the net asset value of shares in the Income Portfolios. The value of debt obligations has an inverse relationship with prevailing interest rates.

GENERAL RISKS ASSOCIATED WITH FLEXIBLE PORTFOLIO

The foregoing types of risks associated with equity and income portfolios also apply to flexible portfolios.

U.S. GOVERNMENT SECURITIES

Although the payment of interest and principal on a security may be guaranteed by the United States Government or one of its agencies or instrumentalities, the value of such fixed income securities and, consequently, the yield on and net asset value of shares of the Government Securities Portfolio are not guaranteed by the U.S. Government. The net asset value fluctuates in response to changes in interest rates and market valuation. During periods of declining interest rates, prepayment of mortgages underlying mortgage-backed securities can be expected to accelerate. As a result, the Government Securities Portfolio's ability to maintain positions in high-yielding, mortgage-backed securities, such as GNMA Certificates, will be affected by reductions in the principal amounts of such securities resulting from such prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at the time.

MORTGAGE-RELATED SECURITIES AND ASSET-BACKED SECURITIES

Up to 20% of the net assets of the Government Securities Portfolio may be invested in assets other than U.S. Government Securities, including collateralized mortgage related securities ("CMOs") and asset backed securities. These securities are considered to be volatile. CMOs are obligations fully collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgages are passed through to the holders of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, depending on the type of CMOs in which the Government Securities Portfolio invests, the investment may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities.

       While there are many versions of CMOs and asset backed securities, some include "Interest Only" or "IO" - where all interest payments go to one class of holders, "Principal Only" or "PO" - where all of the principal goes to a second class of holders, "Floaters" - where the coupon rate floats in the same direction as interest rates and "Inverse Floaters" - where the coupon rate floats in the opposite direction as interest rates. All these securities are volatile; they also have particular risks in differing interest rate environments as described below.

       The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on yield to maturity and, therefore, the market value of the IO. As interest rates rise and fall, the value of IOs tends to move in the same direction as interest rates. Accordingly, investment in IOs can theoretically be expected to contribute to stabilizing a Portfolio's net asset value. However, if the underlying mortgage assets experience greater than anticipated prepayments of principal, the Portfolio may fail to fully recoup its initial investment in these securities even if the securities are rated AAA or the equivalent.
Conversely, while the yield to maturity on a PO class is also extremely sensitive to rate of principal payments (including prepayments) on the related underlying mortgage assets, a slow rate of principal payments may have a material adverse effect on yield to maturity and therefore the market value of the PO. As interest rates rise and fall, the value of POs tends to move in the opposite direction from interest rates. This is typical of most debt instruments. See "General Risks Associated With Income Portfolios" on page 16.

       Floaters and Inverse Floaters ("Floaters") are extremely sensitive to the rise and fall in interest rates. The coupon rate on these securities is based on various benchmarks, such as LIBOR ("London Inter-Bank Offered Rate") and the 11th District cost of funds (the base rate). The coupon rate on Floaters can be affected by a variety of terms. Floaters can be reset at fixed intervals over the life of the Floater, float with a spread to the base rate, or be a certain percentage rate minus a certain base rate. Some Floaters have floors below which the interest rate cannot be reset and/or ceilings above which the interest rate cannot be reset. The coupon rate and/or market value of Floaters tend to move in the same direction as the base rate while the coupon rate and/or market value of Inverse Floaters tend to move in the opposite direction from the base rate.

       The market value of all CMOs and other asset backed securities are determined by supply and demand in the bid/ask market, interest rate movements, the yield curve, forward rates, prepayment assumptions and credit of the underlying issuer. Further, the price actually received on a sale may be different from bids when security is being priced.

       CMOs and asset-backed securities trade over a bid and ask market through several large market makers. Due to the complexity and concentration of derivative securities, the liquidity and, consequently, the volatility of these securities can be sharply influenced by market demand.

       Asset-backed and mortgage-related securities may not be readily marketable. To the extent any of these securities are not readily marketable in the judgment of the Portfolio Manager (subject to the oversight of the Board of Directors), the investment restriction limiting the Portfolio's investment in illiquid instruments to not more than 10% of the value of its net assets will apply. However, IOs and POs issued by the U.S. Government, its agencies and instrumentalities, and backed by fixed-rate mortgages may be excluded from this limit, if, in the judgment of the Portfolio Manager (subject to the oversight of the Board of Directors) such IOs and POs are readily marketable. The Government Securities Portfolio does not intend to invest in residual interests, privately issued securities or subordinated classes of underlying mortgages.

HIGH-YIELD SECURITIES

Notwithstanding the investment policies and restrictions applicable to the High-Yield Bond and Managed Portfolios which were designed to reduce risks associated with such investments, high-yield securities may carry higher levels of risk than many other types of income producing securities. These risks are of three basic types: the risk that the issuer of the high-yield bond will default in the payment of principal and interest; the risk that the value of the bond will decline due to rising interest rates, economic conditions, or public perception; and the risk that the investor in such bonds may not be able to readily sell such bonds. Each of the major categories of risk are impacted by various factors, as discussed below:

HIGH-YIELD BOND MARKET

       The high-yield bond market is relatively new and has grown in the context of a long economic expansion. Any downturn in the economy may have a negative impact on the perceived ability of the issuer to make principal and interest payments which may adversely affect the value of outstanding high-yield securities and reduce market liquidity.

SENSITIVITY TO INTEREST RATE AND ECONOMIC CHANGES

       In general, the market prices of bonds bear an inverse relationship to interest rates; as interest rates increase, the prices of bonds decrease. The same relationship may hold for high-yield bonds, but in the past high-yield bonds have been somewhat less sensitive to interest rate changes than treasury and investment grade bonds. While the price of high-yield bonds may not decline as much, relatively, as the prices of treasury or investment grade bonds decline in an environment of rising interest rates, the market price, or value, of a high-yield bond will be expected to decrease in periods of increasing interest rates, negatively impacting the net asset value of the High-Yield Bond Portfolio. High-yield bond prices may not increase as much, relatively, as the prices of treasury or investment grade bonds in periods of decreasing interest rates. Payments of principal and interest on bonds are dependent upon the issuer's ability to pay. Because of the generally lower creditworthiness of issuers of high-yield bonds, changes in the economic environment generally, or in an issuer's particular industry or business, may severely impact the ability of the issuer to make principal and interest payments and may depress the price of high-yield securities more significantly than such changes would impact higher rated, investment grade securities.

PAYMENT EXPECTATIONS

       Many high-yield bonds contain redemption or call provisions which might be expected to be exercised in periods of decreasing interest rates. Should bonds in which the High-Yield Bond Portfolio has invested be redeemed or called during such an interest rate environment, the Portfolio would have to sell such securities without reference to their investment merit and reinvest the proceeds received in lower yielding securities, resulting in a decreased return for investors in the High-Yield Bond Portfolio. In addition, such redemptions or calls may reduce the High-Yield Bond Portfolio's asset base over which the Portfolio's investment expenses may be spread.

LIQUIDITY AND VALUATION

       Because of periods of relative illiquidity, many high-yield bonds may be thinly traded. As a result, the ability to accurately value high-yield bonds and determine the net asset value of the High-Yield Bond Portfolio, as well as the Portfolio's ability to sell such securities, may be limited. Public perception of and adverse publicity concerning high-yield securities may have a significant negative impact on the value and liquidity of high-yield securities, even though not based on fundamental investment analysis.

TAX CONSIDERATIONS

       To the extent that the High-Yield Bond Portfolio invests in securities structured as zero coupon bonds, the Portfolio will be required to report interest income even though no cash interest payment is received until maturity of the bond. Investors in the High-Yield Bond Portfolio would be taxed on this interest income even though no cash distribution of such interest is received in the year in which such income is taxed.

PORTFOLIO COMPOSITION

       As of December 31, 1996, the High-Yield Bond Portfolio consisted of securities classified as follows:

                                                PERCENTAGE OF
CATEGORY                                          PORTFOLIO
---------------------------------------------  ---------------
BB...........................................         14.1%
B............................................         80.8%
CCC..........................................          0.2%
Non-rated*...................................          4.9%

---------------
*   Equivalent ratings for these securities would have been CCC to B3.

DEFENSIVE TACTICS

Any or all of the Portfolios may at times for defensive purposes, at the determination of the Portfolio Manager, temporarily place all or a portion of their assets in cash, short-term commercial paper (i.e. short-term unsecured promissory notes issued by corporations to finance short-term credit needs), United States Government Securities, high quality debt securities (including "Eurodollar" and "Yankee Dollar" obligations, i.e., U.S. issuer borrowings payable overseas in U.S. funds and obligations of foreign issuers payable in U.S. funds), non-convertible preferred stocks and obligations of banks when in the judgment of the Portfolio Manager such investments are appropriate in light of economic or market conditions. The Money Market Portfolio may at times for defensive purposes, at the determination of the Portfolio Manager, temporarily place all or a portion of its assets in cash, when in the judgment of the Portfolio Manager such an investment is appropriate in light of economic or market conditions. The International Growth Portfolio may invest in all of the above, both foreign and domestic, including foreign currency, foreign time deposits, and foreign bank acceptances. When a Portfolio takes a defensive position, it may not be following the fundamental investment policy of the Portfolio.

HEDGING TRANSACTIONS

Except as otherwise indicated, the Portfolio Managers, other than for the Money Market Portfolio, may engage in the following hedging transactions to seek to hedge all or a portion of a Portfolio's assets against market value changes resulting from changes in equity values, interest rates and currency fluctuations. Hedging is a means of offsetting, or neutralizing, the price movement of an investment by making another investment, the price of which should tend to move in the opposite direction from the original investment.

       The Portfolios will not engage in hedging transactions for speculative purposes but only as a hedge against changes resulting from market conditions in the values of securities owned or expected to be owned by the Portfolios. Unless otherwise indicated, a Portfolio will not enter into a hedging transaction (except for closing transactions) if, immediately thereafter, the sum of the amount of the initial deposits and premiums on open contracts and options would exceed 5% of the Portfolio's total assets taken at current value.

CERTAIN SECURITIES

The Portfolios may invest in the following described securities, except as otherwise indicated. These securities are commonly referred to as derivatives. A Portfolio's investment in such securities, in the aggregate, may not exceed 5% of net assets at the time of investment; provided, however, that the
International Growth Portfolio, the High-Yield Bond Portfolio, and the Government Securities Portfolio may invest up to 20% of their net assets in such securities.

CALL OPTIONS

       The Portfolios, other than the Money Market Portfolio, may write (sell) call options that are listed on national securities exchanges or are available in the over-the-counter market through primary broker-dealers. Call options are short-term contracts with a duration of nine months or less. Such Portfolios of the Fund may only write call options which are "covered," meaning that the Portfolio either owns the underlying security or has an absolute and immediate right to acquire that security, without additional cash consideration, upon conversion or exchange of other securities currently held in the Portfolio. In addition, no Portfolio will, prior to the expiration of a call option, permit the call to become uncovered. If a Portfolio writes a call option, the purchaser of the option has the right to buy (and the Portfolio has the obligation to sell) the underlying security at the exercise price throughout the term of the option. The amount paid to the Portfolio by the purchaser of the option is the "premium." The Portfolio's obligation to deliver the underlying security against payment of the exercise price would terminate either upon expiration of the option or earlier if the Portfolio were to effect a "closing purchase transaction" through the purchase of an equivalent option on an exchange. The Portfolio would not be able to effect a closing purchase transaction after it had received notice of exercise. The International Growth Portfolio may purchase and write covered call options on foreign and U.S. securities and indices and enter into related closing transactions.

       Generally, such a Portfolio intends to write listed covered calls when it anticipates that the rate of return from so doing is attractive, taking into consideration the premium income to be received, the risks of a decline in securities prices during the term of the option, the probability that closing purchase transactions will be available if a sale of the securities is desired prior to the exercise, or expiration of the options, and the cost of entering into such transactions. A principal reason for writing calls on a securities portfolio is to attempt to realize, through the receipt of premium income, a greater return than would be earned on the securities alone. A covered call writer such as a Portfolio, which owns the underlying security, has, in return for the premium, given up the opportunity for profit from a price increase in the underlying security above the exercise price, but it has retained the risk of loss should the price of the security decline.

       The writing of covered call options involves certain risks. A principal risk arises because exchange and over-the-counter markets for options may be limited; it is impossible to predict the amount of trading interest which may exist in such options, and there can be no assurance that viable exchange and over-the-counter markets will develop or continue. The Portfolios will write covered call options only if there appears to be a liquid secondary market for such options. If, however, an option is written and a liquid secondary market does not exist, it may be impossible to effect a closing purchase transaction in the option. In that event, the Portfolio may not be able to sell the underlying security until the option expires or the option is exercised, even though it may be advantageous to sell the underlying security before that time.

PUTS

       The Portfolios, except the Government Securities Portfolio and the Money Market Portfolio, may purchase put options ("Puts") which relate to (i) securities (whether or not they hold such securities); (ii) Index Options (described below whether or not they hold such Options); or (iii) broadly-based stock indexes. The Portfolios, except the Government Securities Portfolio and Money Market Portfolio, may write covered put options. The Portfolio will receive premium income from writing covered put options, although it may be required, when the put is exercised, to purchase securities at higher prices than the current market price. The High-Yield Bond Portfolio may invest up to 10% of the value of the Portfolio in Puts.

ENTERING INTO FUTURES CONTRACTS

       All Portfolios may, other than the Money Market Portfolio, enter into contracts for the future acquisition or delivery of securities ("Futures Contracts") including index contracts and foreign currencies, and may also purchase and sell call options on Futures Contracts. These Portfolios may use this investment technique to hedge against anticipated future adverse price changes which otherwise might either adversely affect the value of the Portfolio's securities or currencies held in the Portfolio, or to hedge anticipated future price changes which adversely affect the prices of stocks, long-term bonds or currencies which the Portfolio intends to purchase at a later date. Alternatively, the Portfolios may enter into Futures Contracts in order to hedge against a change in interest rates which will result in the premature call at par value of certain securities which the Portfolio has purchased at a premium. If stock, bond or currency prices or interest rates move in an unexpected manner, the Portfolio would not achieve the anticipated benefits of Futures Contracts.

       The use of Futures Contracts involves special considerations or risks not associated with the primary activities engaged in by any Portfolios. Risks of entering into Futures Contracts include: (1) the risk that the price of the Futures Contracts may not move in the same direction as the price of the securities in the various markets; (2) the risk that there will be no liquid secondary market when the Portfolio attempts to enter into a closing position;
(3) the risk that the Portfolio will lose an amount in excess of the initial margin deposit; and (4) the fact that the success or failure of these transactions for the Portfolio depends on the ability of the Portfolio Manager to predict movements in stock, bond, and currency prices and interest rates.

INDEX OPTIONS

       All the Equity Portfolios may invest in options on stock indexes. These options are based on indexes of stock prices that change in value according to the market value of the stocks they include. Some stock index options are based on a broad market index, such as the New York Stock Exchange Composite Index or the Standard & Poor's 500. Other index options are based on a market segment or on stocks in a single industry. Stock index options are traded primarily on securities exchanges.

       Because the value of an index option depends primarily on movements in the value of the index rather than in the price of a single security, whether a Portfolio will realize a gain or loss from purchasing or writing an option on a stock index depends on movements in the level of stock prices in the stock market generally or, in the case of certain indexes, in an industry or market segment rather than changes in the price of a particular security. Consequently, successful use of stock index options by a Portfolio will depend on that Portfolio Manager's ability to predict movements in the direction of the stock market generally or in a particular industry. This requires different skills and techniques than predicting changes in the value of individual securities.

INTEREST RATE SWAPS

       In order to attempt to protect the Portfolio investments from interest rate fluctuations, the Portfolios may engage in interest rate swaps. The Portfolios tend to use interest rate swaps as a hedge and not as a speculative investment. Interest rate swaps involve the exchange of the Portfolio with another party of their respective rights to receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the Portfolio holds an interest-paying security whose interest rate is reset once a year, it may swap the right to receive interest at a rate that is reset daily. Such a swap position would offset changes in the value of the underlying security because of subsequent changes in interest rates. This would protect the Portfolio from a decline in the value of the underlying security due to rising rates, but would also limit its ability to benefit from falling interest rates.

       The Portfolio will enter into interest rate swaps only on a net basis (i.e., the two payments streams will be netted out, with Portfolio receiving or paying as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or liquid high grade debt securities having an aggregate net asset value at least equal to the accrued excess, will be maintained in a segregated account by the Portfolio's custodian bank.

       The use of interest rate swaps involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Portfolio Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Portfolio will be less favorable than it would have been if this investment technique were never used. Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Thus, if the other party to an interest rate swap defaults, the Portfolio's risk of loss consists of the net amount of interest payments that the Portfolio is contractually entitled to receive.

FOREIGN CURRENCY VALUES AND TRANSACTIONS

Investments in foreign securities will usually involve currencies of foreign countries, and the value of the assets of the International Growth Portfolio (and of the other Portfolios that may invest in foreign securities to a much lesser extent) as measured in United States dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the International Growth Portfolio may incur costs in connection with conversions between various currencies.

       The normal currency allocation of the International Growth Portfolio is identical to the currency mix of the Benchmark. The Portfolio expects to maintain this normal currency exposure when global currency markets are fairly priced relative to each other and relative to associated risks. The Portfolio may actively deviate from such normal currency allocations to take advantage of or to protect the Portfolio from risk and return characteristics of the currencies and short-term interest rates when those prices deviate significantly from fundamental value. Deviations from the Benchmark are determined by the Portfolio Manager based upon its research.

       To manage exposure to currency fluctuations, the Portfolio may alter equity or money market exposures (in its normal asset allocation mix as previously identified), enter into forward currency exchange contracts, buy or sell options, futures or options on futures relating to foreign currencies and may purchase securities indexed to currency baskets. The Portfolio will also use these currency exchange techniques in the normal course of business to hedge against adverse changes in exchange rates in connection with purchases and sales of securities. Some of these strategies may require the Portfolio to set aside liquid assets in a segregated custodial account to cover its obligations. These techniques are further described below.

       The Portfolio may conduct its foreign currency exchange transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or through entering into contracts to purchase or sell foreign currencies at a future date (i.e., "forward foreign currency" contract or "forward" contract). A forward contract involves an obligation to purchase or sell a specific currency amount at a future date, which may be any fixed number of days from the date of the contract, agreed upon by the parties, at a price set at the time of the contract. The Portfolio will convert currency on a spot basis from time to time and investors should be aware of the potential costs of currency conversion.

       When the Portfolio Manager believes that the currency of a particular country may suffer a significant decline against the U.S. dollar or against another currency, the Portfolio may enter into a currency contract to sell, for a fixed amount of U.S. dollars or other appropriate currency, the amount of foreign currency approximating the value of some or all of the Portfolio's securities denominated in such foreign currency.

       At the maturity of a forward contract, the Portfolio may either sell a portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by repurchasing an "offsetting" contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the foreign currency. The Portfolio may realize a gain or loss from currency transactions.

       The Portfolio also may purchase and write put and call options on foreign currencies (traded on U.S. and foreign exchanges or over-the-counter markets) to manage the Portfolio's exposure to changes in currency exchange rates. Call options on foreign currency written by the Portfolio will be "covered", which means that the Fund will own an equal amount of the underlying foreign currency. With respect to put options on foreign currency written by the Portfolio, the Portfolio will establish a segregated account with its custodian bank consisting of cash, U.S. government securities or other high grade liquid debt securities in an amount equal to the amount the Portfolio would be required to pay upon exercise of the put.

CERTAIN OTHER SECURITIES

Except as otherwise indicated, the Portfolios may purchase the following securities, the purchase of which involves certain risks described below. Unless otherwise indicated, a Portfolio will not purchase a category of such securities if the value of such category, taken at current value, would exceed 5% of the Portfolio's total assets.

MASTER DEMAND NOTES

       All Portfolios may purchase variable amount master demand notes. Variable amount master demand notes are demand obligations that permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payees of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes. Since there is no secondary market for these notes, the appropriate Portfolio Managers, subject to the overall review of the Fund's Directors and Enterprise Capital Management, Inc., the adviser, monitor the financial condition of the issuers to insure that they are able to repay the notes.

REPURCHASE AGREEMENTS

       All Portfolios may enter into repurchase agreements having maturities of seven days or less. When a Portfolio acquires securities from a bank or broker-dealer, it may simultaneously enter into a repurchase agreement with the same seller pursuant to which the seller agrees at the time of sale to repurchase the security at a mutually agreed upon time and price. In such instances, the Fund's Custodian has possession of the security or collateral for the seller's obligation. If the seller should default on its obligation to repurchase the securities, the Portfolio may experience delays, difficulties or other costs when selling the securities held as collateral and may incur a loss if the value of the collateral declines. The appropriate Portfolio Managers, subject to the overall review by the Fund's Directors and Enterprise Capital, monitor the value of the collateral as to repurchase agreements, and they monitor the creditworthiness of the seller and must find it satisfactory before engaging in repurchase agreements. The Portfolios enter into repurchase agreements only with Federal Reserve member banks that have net worth of at least $100,000,000 and outstanding commercial paper of the two highest rating categories assigned by Moody's or S&P or with broker-dealers that are registered with the Securities and Exchange Commission, are members of the National Association of Securities Dealers, Inc. ("NASD") and have similarly rated commercial paper outstanding. Any repurchase agreements entered into by the Portfolios will be fully collateralized and marked to market daily, other than those entered into by the Money Market Portfolio, which are valued on an amortized cost basis.

RESTRICTED OR ILLIQUID SECURITIES

       All of the Portfolios may invest up to 10% of the assets of the Portfolios in restricted securities (privately placed equity or debt securities) or other securities which are not readily marketable.

FOREIGN SECURITIES

       As noted above, under normal circumstances the International Growth Portfolio will invest primarily in foreign securities. All other Portfolios, except the Government Securities Portfolio, the Tax-Exempt Income Portfolio and the Money Market Portfolio, may, subject to the 10% limitation, invest in foreign securities as well as both sponsored and unsponsored American Depository Receipts ("ADRs"), and European Depository Receipts ("EDRs") which are securities of U.S. issuers backed by securities of foreign issuers. There may be less information available about unsponsored ADRs and EDRs, and therefore, they may carry higher credit risks. The Portfolios may also invest in securities of foreign branches of domestic banks and domestic branches of foreign banks.

       Investments in foreign equity and debt securities involve risks different from those encountered when investing in securities of domestic issuers. The appropriate Portfolio Managers and Enterprise Capital, subject to the overall review of the Fund's Directors, evaluate the risks and opportunities when investing in foreign securities. Such risks include trade balances and imbalances and related economic policies; currency exchange rate fluctuations; foreign exchange control policies; expropriation or confiscatory taxation; limitations on the removal of funds or other assets; political or social instability; the diverse structure and liquidity of securities markets in various countries and regions; policies of governments with respect to possible nationalization of their own industries; and other specific local, political and economic considerations.

FORWARD COMMITMENTS

       Securities may be purchased on a "when issued" or on a "forward delivery" basis, which means it may take as long as 120 days before such obligations are delivered to a Portfolio. The purpose of such investments is to attempt to obtain higher rates of return or lower purchase costs than would be available for securities purchased for immediate delivery. Securities purchased on a when issued or forward delivery basis involve a risk that the value of the security to be purchased may decline prior to the settlement date. In addition, if the dealer through which the trade is made fails to consummate the transaction, the Portfolio may lose an advantageous yield or price. The Fund does not accrue income prior to delivery of the securities in the case of forward commitment purchases. The 5% limitation does not apply to the International Growth, Government Securities and Tax-Exempt Income Portfolios which will have a 20% limitation.

PORTFOLIO TURNOVER

In carrying out the investment policies described in this Prospectus, each Portfolio expects to engage in a substantial number of securities portfolio transactions, and the rate of portfolio turnover will not be a limiting factor when a Portfolio Manager deems it appropriate to purchase or sell securities for a Portfolio. However, no Portfolio's annual portfolio turnover rate (other than the High-Yield Bond Portfolio and the Money Market Portfolio for which, due to the short-term nature of its investment, a portfolio turnover rate is not applicable) is expected to exceed 100%.

       A portfolio turnover rate is, in summary, the percentage computed by dividing the lesser of a Portfolio's purchases or sales proceeds of securities by the average investments of the Portfolio. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs which are borne directly by a Portfolio. Each Portfolio intends to elect and to comply with the various provisions of the Internal Revenue Code so as to qualify as a "regulated investment company" thereunder. See "Taxes" at page 45. Among such requirements is a limitation that less than 30% of the Portfolio's gross income in each taxable year may be derived from gains (without deduction for losses) from the sale or other disposition of stock or other securities held for less than three months. Accordingly, the ability of each Portfolio to effect certain transactions may be limited.

                            INVESTMENT RESTRICTIONS

       Except   as  indicated,  each  of  the  Portfolios  has  adopted  certain investment restrictions and limitations for the purpose of reducing their exposure in specific situations.

       No Portfolio will: (1) as to 75% of the assets of each Portfolio, invest more than 5% of the value of its total assets in the securities of any single issuer (other than cash items and U.S. government securities, as defined in the Investment Company Act of 1940) if such purchase would cause more than 5% of the value of its assets to be invested in securities of such issuer (this limitation does not apply to U.S. Government Securities as well as its agencies and instrumentalities); (2) purchase more than 10% of the voting securities of any issuer; (3) invest more than 5% of its total assets in the securities of companies that have a continuous operating history of less than three years (the High-Yield Bond and Tax-Exempt Income Portfolios are not subject to this restriction); (4) except as to the Money Market Portfolio, as described below, invest more than 25% of its total assets in any one industry, provided that: (i) this limitation does not apply to investments in U.S. Government Securities as well as its agencies and instrumentalities, general obligation bonds, or Municipal Securities other than industrial development bonds issued by non-governmental users; and (ii) utility companies will be divided according to their services (for example, gas, gas transmission, electric, electric and gas, and telephone will each be considered as a separate industry); (5) borrow money, except from a bank and only for temporary or emergency purposes, and such borrowings will not exceed 5% of the lower of the value or cost of the Portfolio's total assets; or (6) pledge, mortgage or hypothecate its assets to an extent greater than 5% of the value of its total assets. For purposes of restrictions (1) and (2), each Portfolio will regard the entity which has ultimate responsibility for the payment of interest and principal as the issuer. Notwithstanding restriction (4), the Money Market Portfolio may invest in excess of 25% of its total assets in U.S. Government Securities as well as its agencies and instrumentalities, and certain bank instruments issued by domestic banks. See "Investment Restrictions" in the Statement of Additional Information.

       These investment limitations, and other limitations that are fundamental policies, that are described in greater detail in the Statement of Additional Information, may be changed only with the approval of the holders of a majority of the shares of a Portfolio.

       In addition, management of the Fund has adopted the following restrictions which apply to all of the Portfolios and may be changed only by the Board of Directors of the Fund. No Portfolio will: (A) lend its assets to any person or individual, except by the purchase of bonds or other debt obligations customarily sold to institutional investors; (B) invest more than 5% of the value of its net assets, valued at the lower of cost or market, in warrants (Included within that amount, but not to exceed 2% of the value of the Portfolio's net assets, may be warrants which are not listed on the New York or American Stock Exchange. Warrants acquired by a Portfolio in units or attached to securities may be deemed to be without value.), (C) invest in oil, gas, or other mineral leases, or (D) engage in arbitrage transactions.

       If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in the investment's percentage of the value of a Portfolio's total assets resulting from a change in portfolio value or assets will not constitute a violation of the percentage restrictions.

       The Managed Portfolio will not invest more than 15% of the value of its total assets in real estate investment trusts, commonly referred to as "REITS". The Managed Portfolio will not invest more than 5% of the value of its total assets in high-yield securities.

       In order to qualify for federal income tax treatment as a regulated investment company for a taxable year, each Portfolio must, among other things,
(a) derive at least 90% of its gross income during such taxable year from qualifying income (i.e., dividends, interest, payments with respect to loans of stock and securities, and gains from the sale or other disposition of stock or securities or options thereon); (b) derive less than 30% of its gross income during such taxable year from the sale or other disposition of stock or securities (or options thereon) held less than three months; and (c) diversify its holdings so that, at the end of each fiscal quarter of such taxable year,
(i) at least 50% of the market value of its total assets is represented by cash, cash items, U.S. Government Securities, securities of other regulated investment companies, and other securities limited, in the case of other securities for purposes of this calculation, in respect of any one issuer, to an amount not greater than 5% of the value of its total assets or 10% of the voting securities of the issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government Securities). Under current law, compliance with the "30% test" described in clause (b) above may, in particular, limit a Portfolio's ability to utilize options in connection with its investment strategy.

                        HOW TO PURCHASE PORTFOLIO SHARES

       Enterprise Fund Distributors, Inc. ("the Distributor"), is the principal underwriter for shares of the Fund. The Distributor, whose address is Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326, is a subsidiary of Enterprise Capital Management, Inc. Purchases can be made through most invest dealers who, as part of the service they provide, must transmit orders promptly. The Funds offer four separate Classes of shares: Class A, B, C and Y shares, each with a different combination of sales charges, ongoing fees and other features.

       The four Classes also have separate exchange privileges. (See "How to Exchange Shares Among the Portfolios." The income attributable to each class and the dividends payable on the shares of each class will be reduced by the amount of the distribution fee or service fee, if any, payable by that class.

       Class Y shares do not bear a sales charge or distribution fee. There is a redemption charge of .75% for any redemption of shares held less that 90 days. Institutional investors eligible to purchase Class Y shares include banks, savings institutions, trust companies, insurance companies, investment companies as defined by the Investment Company Act of 1940, pension or profit sharing trust, certain wrap account clients of broker/dealers, former shareholders of Retirement Systems Investors, Inc. ("RSI") or other financial institutional buyer. Wrap account clients of broker/dealers and former RSI shareholders are offered Class Y at a lower minimum purchase amount.

       All purchases made by check should be in U.S. dollars and made payable to The Enterprise Group of Funds, Inc., or in the case of a retirement account, the custodian or trustee. Third party checks will not be accepted. When purchases are made by check or periodic account investment, redemptions will not be allowed until the investment being redeemed has been in the account for 15 calendar days.

       For accounts with balances under $1,000 as of July 31, an annual service charge of $25 per account registration per Portfolio will apply.

       From time to time, the Fund temporarily may suspend the offering of shares of one or more of its Classes or Portfolios to new investors. During the period of such suspension, persons who are already shareholders of any such Class or Portfolio normally will be permitted to continue to purchase additional shares and to have dividends reinvested.

       Portfolio shares are purchased at the net asset value next determined after the application for purchase of shares is received by the Enterprise Shareholder Services Division of the Fund's Transfer Agent, National Financial Data Services, Inc. (the "Transfer Agent"). The Distributor or the Fund may reject any orders.

       DEALER COMPENSATION. Enterprise Distributors will provide additional compensation to dealers in connection with sales of shares of the Funds and other mutual funds distributed by Enterprise Distributors ("Enterprise Funds") including promotional gifts (which may include gift certificates, dinners and other items), financial assistance to dealers in connection with conferences, sales or training programs for their employees, seminars for the public and advertising campaigns. In some instances, these incentives may be made available only to dealers whose representatives have sold or are expected to sell significant amounts of shares.

       In addition to distribution and service fees paid the Fund under Class A, Class B and Class C Plans, Enterprise Capital (or one of its affiliates) may make payments to dealers (including MONY Securities Corp.) and other persons which distribute shares of the Funds (including Class Y shares). Such payments may be calculated by reference to the net asset value of shares sold by such persons or otherwise.

       HOW THE NET ASSET VALUE IS COMPUTED. The net asset value per share for each Class of each Portfolio of the Fund is determined by dividing the total value of the Portfolio's investments and other assets, less any liabilities, by the total number of outstanding shares of the Portfolio for each Class. Net asset value per share is determined at the close of trading on each day the New York Stock Exchange is open for trading (currently 4:00 p.m., New York time) except that net asset value per share of the International Growth Portfolio may not, in certain circumstances, be determined on days when the New York Stock Exchange is open for trading but one or more foreign stock exchanges are not open for trading. The net asset value per share is effective as of the time of computation. In determining net asset value, the price carried by the composite tape of all national exchanges after 4:00 p.m. New York time is used.

       Domestic equity securities are valued at the last sale price or, in the absence of any sale on that date, the closing bid price. Domestic equity securities without last trade information are valued at the last bid price. Domestic equity securities, for which market quotations are not readily available, and other assets are valued at fair value as determined in good faith by the Board of Directors. Debt securities and foreign securities are valued on the basis of independent pricing services approved by the Board of Directors, and such pricing services generally follow the same procedures in valuing foreign equity securities as are described above as to domestic equity securities.

       Securities held by the Money Market Portfolio are valued on an amortized cost basis. The Securities and Exchange Commission's rules relating to the amortized cost method involve valuing a security at its cost and amortizing any discount or premium over the period until maturity, without taking into account the impact of fluctuating interest rates on the market value of the security unless the deviation from net asset value as calculated by using available market quotations exceeds 1/2 of 1%. At that point, the Board of Directors will promptly decide what action, if any, will be initiated. The Money Market Portfolio seeks to maintain a constant net asset value of $1.00 but there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value. The Money Market Portfolio will not maintain a dollar weighted average portfolio maturity which exceeds 90 days.

       Although the legal rights of each class of shares are substantially identical, the different expenses borne by each class will result in different net asset values and dividends for each class. It is expected, however, that the net asset values of the three classes will tend to converge immediately after the recording of dividends, which will differ by approximately the amount of the distribution and service related expense accrual differential among the classes.

       SHARE CERTIFICATES. The Fund does not ordinarily issue certificates representing shares of the Portfolios. Instead, shares are held on deposit for shareholders by the Fund's Transfer Agent, which sends a statement of shares owned in each Portfolio to shareholders following each transaction in the shareholder's account. Certificates for full shares only (other than the Money Market Portfolio) are available at no charge at any time upon written request to the Transfer Agent. Special shareholder services such as telephone redemptions, exchanges, electronic funds transfers and wire orders are not available as to certificated shares.

                              SHAREHOLDER SERVICES

       For the convenience of investors, the following plans are available:

1. AUTOMATIC REINVESTMENT PLAN. Dividends and capital gains distributions may be automatically reinvested in the same Class of shares or, at the investor's election, may be paid out in cash. No sales charge is applied upon reinvestment of dividends or capital gains.

2. AUTOMATIC INVESTMENT PLAN. An investor may debit any Portfolio Account of a Class on a monthly basis for automatic investments into one or more of the other Portfolios of the same Class. The Portfolio from which the investment will be made is subject to the $1,000 minimum. The investor may then choose to have $50 or more transferred to either an established Enterprise portfolio, or they may open a new account subject to an initial minimum investment of $100.

3.  BANK  PURCHASE  AND  REDEMPTION PLAN.    Any  investor may  initiate  an ACH
    (Automatic Clearing House) Purchase or Redemption directly to a bank account when proper instructions have been established on the account.

4. RETIREMENT PLANS. Shareholders may adopt Profit Sharing Plan, Money Purchase Plan and other retirement plans funded by Portfolio shares and other investment which plans have been approved by the Internal Revenue Service.

   The costs of these plans (exclusive of the retirement plans on which a $10 annual custodial fee is charged) are paid by the Distributor, except for the normal cost of issuing shares, which is paid by the Portfolios of the Fund. Additional information concerning these plans is available from the Distributor upon request.

                    HOW TO EXCHANGE SHARES AMONG THE PORTFOLIOS

       An exchange represents the sales of shares of one fund and the purchase of shares of another, which may produce a gain or loss for tax purposes. Class Y shares may be exchanged for Class Y shares of any Portfolio. Class Y shares cannot be exchanged for Class A, B or C shares.

       Shares of a Portfolio will be processed at the net asset value next determined after the Transfer Agent receives your exchange request. The exchange feature may be modified or discontinued at any time, upon notice to shareholders.

       Exchanges may be directed by:

1.  calling:  Enterprise Shareholder Services 1-800-368-3527

2.  writing:  Enterprise Shareholder Services
          P.O. Box 419731
          Kansas City, MO 64141-6731

       To exchange by letter, state the name of the Portfolio you are exchanging from, the account name(s) and address, the account number, the dollar amount or number of shares to be exchanged, and the Portfolio into which you are exchanging. Sign your name(s) exactly as it appears on your account statement.

       The minimum initial investment rules applicable to a Portfolio apply to any exchange where the exchange results in a new account being opened in such Portfolio. Exchanges into existing accounts are not subject to a minimum amount. Original investments in the Money Market Portfolio which are transferred to other Portfolios are not considered Portfolio exchanges but purchases.

       The Fund reserves the right not to allow the exercise of the exchange privilege in less than two-week intervals. The Fund reserves the right to restrict the exchange from any Portfolio until funds have been held in that Portfolio for at least seven days. The Fund further reserves the right to discontinue or modify the exchange privilege on a prospective basis at any time, including a modification of the amount or terms of a service fee.

       In addition, with regard to exchange requests made by market timers on behalf of clients, the Fund reserves the right to delay settlement up to seven days if it is determined by the Portfolio Manager that immediate settlement would harm the Portfolio.

       Before engaging in an exchange transaction, a shareholder should read carefully the parts of this Prospectus describing the Portfolio into which the exchange will occur. See "Investment Objectives and Policies of the Portfolios." Shareholders must elect to authorize the Fund's transfer agent to act upon telephone exchange requests. Shareholders are subject to risk should they elect to exchange by telephone in that neither the Fund nor the Transfer Agent will be liable for properly acting upon telephone instructions believed to be genuine. The Fund employs reasonable procedures to confirm that instructions communicated by telephone are genuine, and should the Fund or its transfer agent fail to institute such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Telephone exchanges are activated by instructions received from a shareholder or any person claiming to act as the shareholder's representative who can provide the Transfer Agent with account registration information.

       Exchanges are taxable as redemptions on which gains or losses may be recognized.

                         HOW TO REDEEM PORTFOLIO SHARES

       Any shareholder may require the Fund to redeem his or her shares in any Portfolio. The redemption price will be the net asset value per share next determined after receipt of all required information.

REDEMPTIONS

Redemptions may be made: (1) by telephone; (2) in writing; or (3) by wire, if the appropriate request forms have been submitted. Payment for shares redeemed will be made within seven days after the request has been properly made and received. Shares purchased by check may not be redeemed until such shares have been on the Fund's books for at least 15 calendar days.

       TELEPHONE REDEMPTIONS. The Fund accepts telephone requests for redemptions from shareholders who have authorized this service. Telephone requests for redemption may be made by calling the Transfer Agent at 1-800-368-3527. Anyone making a telephone redemption request must furnish: (1) the name and address of record of the registered owner(s); (2) the account number; (3) the amount to be withdrawn; and (4) the name of the person making the request. Checks for telephone redemptions will be issued only to the registered shareowner(s) and mailed to the last address of record or exchanged into any other Portfolio. All telephone redemption instructions are recorded and are limited to requests of $50,000 or less. Shareholders also have the option to have redemption proceeds transferred directly to a bank account through the Automatic Clearing House (ACH) system. All applicable bank information must be established on the account before this type of redemption is initiated. Shareholders are subject to risk should they elect to redeem by telephone in that neither the Fund nor the Transfer Agent will be liable for properly acting upon telephone instructions believed to be genuine. Should the Fund or its transfer agent fail to utilize reasonable procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.

       WRITTEN  REDEMPTIONS.    Redemption  requests  may  be  made  in writing,
accompanied by any issued share certificates, to:

      Enterprise Shareholder Services
      P.O. Box 419731
      Kansas City, MO 64141-6731

       Such written redemption requests and any share certificates or a stock power must be endorsed by the investor. A signature guarantee is required if the redemption proceeds exceed $50,000 or the proceeds are to be sent to an address other than the address of record or to a person other than the registered holder. A signature guarantee may be secured from a member firm of a domestic securities exchange or by a commercial bank, savings and loan association, credit union or trust company. Further documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees or guardians.

       WIRE REDEMPTIONS. For a separate $10 charge, redemptions for a maximum of $250,000 will be wired at your request. On written requests, funds may be wired to any bank. On a telephone request, funds may be wired only to the bank previously designated by you in writing. If a shareholder has given authorization for expedited wire redemption, shares can be redeemed and the proceeds sent by federal wire transfer to a single, previously designated bank account. Requests received prior to 4:00 p.m. (New York time) by the Fund's Transfer Agent, will result in shares being redeemed at the next determined net asset value, and the proceeds normally will be sent to the designated bank account the following business day. Delivery of the proceeds of a wire redemption request may be delayed by the Fund for up to seven days if the Fund deems it appropriate under the then current market conditions. Once authorization is on file, the Transfer Agent will honor requests by any authorized person at 1-800-368-3527. This privilege may not be used to redeem shares in certificated form. To change the name of the single designated bank account to receive wire redemption proceeds, it is necessary to send a written request with signature(s) guaranteed to the Transfer Agent.

REDEMPTIONS--GENERAL

The Fund may redeem its shares in cash or with a pro rata portion of the assets of the appropriate Portfolio. To date, all redemptions have been made in cash, and the Fund anticipates that all redemptions will be made in cash in the future, but it reserves the right to provide redemptions in assets of a Portfolio should considerations and the size of the Portfolio require that method of redemption. The Fund has elected to commit itself to pay in cash all requests for redemption by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of: (i) $250,000 or (ii) 1% of the net asset value of the Portfolio at the beginning of such period.

       The Fund reserves the right to redeem an account at its option upon not less than 45 days' written notice if an account's net asset value is $500 or less and remains so during the notice period.

                            PERFORMANCE COMPARISONS

       Investors may look to mutual fund reporting services such as Lipper Analytical Services, Inc., CDA Investment Technologies, Wiesenberger Dealer Services, Computer Directions Adviser Services, Inc., Moody's Bond Survey Index, Nelson's Investment Manager Data Base, Morningstar, Inc., Salomon Brothers Corporate Bond Rate-of-Return Index, Shearson Lehman Municipal Bond Index, Bond-20 Bond Index and mortgage trade and other publications to compare the performance of each Portfolio with other mutual funds in that Portfolio's category. Comparative performance information from these sources may be used by the Fund in advertising.

       From time to time, articles about the Fund regarding its performance or ranking may appear in national publications such as KIPLINGER'S PERSONAL FINANCE MAGAZINE, MONEY MAGAZINE, FINANCIAL WORLD, MORNINGSTAR, DALBAR, VALUE LINE MUTUAL FUND SURVEY, PERSONAL INVESTORS, FORBES, FORTUNE, BUSINESS WEEK, WALL STREET JOURNAL, DONAGHUE and BARRON'S. Some of these publications may publish their own rankings or performance reviews of mutual funds, including the Fund. Reference to or reprints of such articles may be used in the Fund's promotional literature.

       From time to time, the Fund may advertise a Portfolio's "yield" and "total return." Total return and yield are calculated separately for Class A, Class B, Class C and Class Y shares. For Portfolios other than the Money Market Portfolio, the yield for any 30-day (or one month) period is computed by dividing the net investment income per share earned during such Period by the maximum public offering price per share on the last day of the period, and then annualizing such 30-day (or one month) yield in accordance with a formula prescribed by the Securities and Exchange Commission which provides for compounding on a semiannual basis.

       Current annualized yield quotations for the Money Market Portfolio are based on the Portfolio's net investment income per share for a seven-day period and exclude any realized or unrealized gains or losses on portfolio securities. The yield is computed by determining the net change in value for a hypothetical account having a balance of one share at the beginning of the period, excluding any realized or unrealized gains or losses, and dividing by the price per share at the beginning of the period (expected to remain constant at $1). The net change is then annualized by multiplying it by 365/7, with the current yield figure carried to the nearest one-hundredth of one percent. The effective yield of the Money Market Portfolio for a seven-day period is computed by expressing the unannualized return for that period on a compounded, annualized basis.

       A Portfolio may also advertise in items of sales literature an "actual distribution rate" which is computed in the same manner as yield except that actual income dividends declared per share during the period in question are substituted for net investment income per share.

       Advertisements of the Portfolio's total return disclose the Portfolio's average annual compounded total return for its most recently completed fiscal year and the appropriate periods since the Portfolio's inception. The Portfolio's total return for each such period is computed by finding, through the use of a formula prescribed by the Securities and Exchange Commission, the average annual compounded rates of return over the period that would equate an assumed initial amount invested to the value of the investment at the end of the period. For purposes of computing total return, income dividends and capital gains distributions paid on shares of the Portfolio are assumed to have been reinvested when received and the front end sales charge applicable to sales of Portfolio shares (other than the Money Market Portfolio) is assumed to have been paid.

       Any distribution rate, yield or total rate of return figure should not be considered as representative of the performance of a Portfolio in the future. In addition, the Income Portfolios' performance figures are not directly comparable to those of bank deposits and other similar investments, which maintain a fixed principal value and pay a fixed yield on the principal amount. These Portfolios' net asset values are not fixed. They vary based not only upon the type, quality and maturities of the securities held in the Portfolio, but also on the changes in the current value of such securities and on changes in the Portfolios' expenses. For narrative discussions of the Fund's performance including graphs comparing Portfolios to various securities indexes, please request a copy of an Annual Report to Shareholders from the Fund.

       The Money Market Portfolio's actual yields will fluctuate, and are not necessarily indicative of future actual yields. Actual yields are dependent on such variables as portfolio quality, average portfolio maturity, the type of instruments in which investments are made, changes in interest rates on money market instruments, portfolio expenses and other factors.

                             MANAGEMENT OF THE FUND

DIRECTORS

The Board of Directors of the Fund is responsible for the management of the business of the Fund under the laws of Maryland, and it is primarily responsible for reviewing the activities of Enterprise Capital, the various Portfolio Managers and the Distributor under the Investment Advisory and Portfolio Manager Agreements and the Distributor's Agreement and Plan of Distribution which relate to the operations of the Fund and its Portfolios. Information concerning the Directors, including their names, positions, terms of office and principal occupations during the past five years, is contained in the Statement of Additional Information.

INVESTMENT ADVISER ARRANGEMENTS

The Fund has entered into an Investment Adviser's Agreement with Enterprise Capital Management, Inc. ("Enterprise Capital") which, in turn, has Portfolio Management agreements with each of the Portfolio Managers discussed below. Enterprise Capital acts as the Portfolio Manager for the Money Market Portfolio. It is Enterprise Capital's responsibility to select, subject to the Board of Directors' review and approval, Portfolio Managers who have distinguished themselves by able performance in their respective areas of responsibility and to review their continued performance. Enterprise Capital is assisted in this duty by Evaluation Associates, Inc., which has had 25 years of experience in evaluating investment advisers for individuals and institutional investors.

       Enterprise Capital and the Fund have received an exemptive order from the Securities and Exchange Commission which permits Enterprise, subject to, among other things, initial shareholder authority, to thereafter enter into or amend Portfolio Manager Agreements without obtaining shareholder approval each time. On April xx, 1997, shareholders voted affirmatively to give the Fund this ongoing authority. With Board approval, Enterprise Capital is permitted to employ new Portfolio Managers for the Portfolios, change the terms of the Portfolio Manager Agreements or enter into a new Agreement with that Portfolio Manager. Shareholders of a Portfolio continue to have the right to terminate the Portfolio Manager's Agreement for the Portfolio at any time by a vote of the majority of the outstanding voting securities of the Portfolio. Shareholders will be notified of any Portfolio Manager changes or other material amendments to Portfolio Manager Agreements that occur under these arrangements.

       Enterprise Capital is also responsible for conducting all operations of the Fund except those operations contracted to the Transfer Agent and Custodian. Enterprise Capital is a subsidiary of The Mutual Life Insurance Company of New York ("MONY"), one of the nation's largest insurance companies. Enterprise Capital, which was incorporated in 1986, served as principal investment adviser to Alpha Fund, Inc., the predecessor of the Fund's Growth Portfolio. Enterprise Capital's address is Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326.

PORTFOLIO MANAGERS

The following sets forth certain information about each of the Portfolio Managers, the annual rate of compensation as a percentage of the Portfolio's net assets paid to Enterprise Capital ("Management Fee") and the portion of the Management Fee that Enterprise Capital pays to the respective Portfolio Managers. Typical minimum investment requirements for the Portfolio Managers range from $1,000,000 to $50,000,000. Due to these high minimums, this level of professional management was previously reserved for institutional investors and high net worth individuals. Collectively, the Portfolio Managers manage assets in excess of $232 billion.

       GROWTH PORTFOLIO-- The Portfolio Manager of the Growth Portfolio is Montag & Caldwell, Inc. ("Montag & Caldwell"). It has served as investment adviser to Alpha Fund, Inc., the predecessor of the Growth Portfolio, since the Fund was organized in 1968. Ronald E. Canakaris, President and Chief Investment Officer, is responsible for the day to day investment management of the Portfolio and has more than 33 years experience in the investment industry. Montag & Caldwell and its predecessors have been engaged in the business of providing investment counseling to individuals and institutions since 1945. It is controlled by Allegheny Corporation, a holding company owning 100% of the stock of Montag & Caldwell. Total assets under management for all clients at

December  31,  1996, approximated  $8.5 billion.  Usual investment  minimum: $20 million. Representative clients include: Alexander & Alexander Services; American Business Products; and Wake Forest University. Its address is 1100 Atlanta Financial Center, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. The Management Fee paid by the Growth Portfolio is .75% of net assets, and the Portfolio Manager receives 40% of that fee for assets under management up to $100,000,000; 33% for assets from $100,000,000 to $200,000,000; and 27% for assets greater than $200,000,000.

       GROWTH AND INCOME PORTFOLIO-- The Portfolio Manager of the Growth and Income Portfolio is Retirement System Investors Inc. which is a subsidiary of Retirement Group Inc. Its address is 317 Madison Ave., New York, New York 10122. James P. Coughlin, President and Chief Investment Officer, is responsible for the day to day management of the Portfolio and has more than 30 years experience in the investment industry. Total assets under management for Retirement Investors Inc. was $558 million as of December 31, 1996. The Management Fee is
 .75%, and the Portfolio Manager receives 40% of that fee for assets under management up to $100,000,000 million; and 27% of that fee thereafter.

       EQUITY PORTFOLIO-- The Portfolio Manager of the Equity Portfolio is OpCap Advisors which is a subsidiary of Oppenheimer Capital, a general partnership. The Portfolio Manager and its affiliates have operated as investment advisers to both mutual funds and other clients since 1968, and had approximately $48.3 billion under management as of December 31, 1996. Eileen Rominger, Senior Vice President of Oppenheimer Capital, is responsible for the day-to-day management of the Portfolio. Ms. Rominger has more than 18 years experience in the investment industry. The annual Management Fee is .75% and the Portfolio Manager receives 53% of that fee for assets under management up to $100,000,000 and 40% thereafter. Usual investment minimum is $10 million. OpCap's address s One World Financial Center, New York, New York 10281.

       EQUITY INCOME PORTFOLIO-- The Portfolio Manager of the Equity Income Portfolio is 1740 Advisers, Inc. ("1740 Advisers"). It is a subsidiary of MONY. Its address is 1740 Broadway, New York, New York 10019. John V. Rock, President and Director, is responsible for the day to day investment management of the Portfolio and has more than 33 years experience in the investment industry.
Total assets under management (for the Equity Income Portfolio and all other accounts managed) at December 31, 1996, were approximately $1.2 billion. Usual investment minimum: $20 million. The Management Fee paid by the Equity Income Portfolio is .75% of net assets, and the Portfolio Manager receives 40% of that fee for assets under management up to $100,000,000; 33% for assets from $100,000,000 to $200,000,000; and 27% for assets greater than $200,000,000.

       CAPITAL APPRECIATION PORTFOLIO-- The Portfolio Manager of the Capital Appreciation Portfolio is Provident Investment Counsel, Inc. ("PIC"). PIC traces its origins to an investment partnership formed in 1951. PIC is a wholly owned subsidiary of United Asset Management, Inc. Jeffrey J. Miller is a Managing Director of the firm and is responsible for the day to day management of the Portfolio. He has more than 24 years experience in the investment industry. Representative clients include: Bell Atlantic, McGraw-Hill and International Paper Co. Its address is 300 North Lake Avenue, Pasadena, California 91101. As of December 31, 1996, total assets under management for all clients were $18 billion. Usual investment minimum: $5 million. The Management Fee is .75% and the Portfolio Manager receives 66% of that fee for assets under management up to $100 million; .60% for assets under management for the next $100 million; and
 .40% for assets thereafter.

       SMALL COMPANY GROWTH PORTFOLIO-- The Portfolio Manager of the Small Company Growth Portfolio is Pilgrim Baxter & Associates ("Pilgrim Baxter"). Its offices are at 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087. Pilgrim Baxter is a wholly owned subsidiary of United Asset Management, Inc. Gary Pilgrim, Chief Investment Officer of the firm, is responsible for the day to day management of the Portfolio. He has more than 29 years experience in the investment industry. As of December 31, 1996, total assets under management for all clients was $14.7 billion. Usual investment minimum: $20 million. The Management Fee is 1.00% and the Portfolio Manager receives 65% of that fee for assets under management up to $50,000,000 million; and 55% for assets under management for the next $50,000,000 million; and 45% for assets thereafter.

       SMALL COMPANY VALUE PORTFOLIO-- The Portfolio Manager of the Small Company Value Portfolio is GAMCO Investors, Inc. ("GAMCO"). Its offices are located at One Corporate Center, Rye, New York 10580. GAMCO is a majority owned subsidiary of Gabelli Funds, Inc. GAMCO's predecessor, Gabelli & Company, Inc., was founded in 1977 by Mario J. Gabelli who has served as its chief investment officer since inception. He will be responsible for the day-to-day management of the Portfolio and has more than 26 years of experience in the investment industry. As of December 31, 1996, total assets under management for all clients were $5.2 billion. Usual investment minimum is $1 million. The Management Fee is
 .75% and the Portfolio Manager receives 53% of that fee for assets under management up to $1,000,000,000 and 40% for assets in excess of $1,000,000,000.

       INTERNATIONAL GROWTH PORTFOLIO-- The Portfolio Manager of the International Growth Portfolio is Brinson Partners, Inc. ("Brinson"). Day to day management of this Portfolio is performed by a committee. Brinson Partners is a wholly owned subsidiary of Swiss Bank Corporation. As of December 31, 1996, Brinson's assets under management for all clients approximated $71.6 billion. Usual investment minimum: $25 million. Brinson's address is 209 South LaSalle Street, Chicago, Illinois 60604. The Management Fee is .85%, and the Portfolio Manager receives 53% of that fee for assets under management up to $100 million; 41% of that fee for assets under management from $100 million to $200 million; 38% of that fee for assets from $200 million to $500 million; and 29% of that fee for assets greater than $500 million.

       GOVERNMENT SECURITIES PORTFOLIO-- The Portfolio Manager of the Government Securities Portfolio is TCW Funds Management, Inc. The firm, founded in 1971, is a wholly-owned subsidiary of TCW Management Company, a Nevada corporation, whose direct and indirect subsidiaries, including Trust Company of the West and TCW Asset Management Company, provide a variety of trust, investment management and investment advisory services. Philip A. Barach, Managing Director, and Jeffrey
E. Gundlach, Managing Director, are responsible for the day to day investment management of the Portfolio and have more than 33 years combined experience in the investment industry. As of December 31, 1996 TCW and its affiliated companies had approximately $54 billion under management or committed for management in various fiduciary and advisory capacities. Usual investment minimum: $35 million. The firm's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The Management Fee is .60% and the Portfolio Manager receives 50% of that fee for assets under management up to $50,000,000 and 42% of that fee for assets under management greater than $50,000,000.

       HIGH-YIELD BOND PORTFOLIO-- The Portfolio Manager of the High-Yield Bond Portfolio is Caywood-Scholl Capital Management ("Caywood-Scholl"). This firm was formed in April 1986 and the following individuals own its stock: James Caywood, Eric Scholl and Salim Shah. Mr. Caywood, Managing Director and Chief Executive Officer, is responsible for the day to day management of the Portfolio. He has more than 28 years of investment industry experience. Caywood-Scholl provides investment advice exclusively with respect to high yield, low grade fixed income instruments. As of December 31, 1996, assets under management for all clients approximated $732 million. Usual investment minimum: $1 million. The address of Caywood-Scholl Capital Management is 4350 Executive Drive, Suite 125, San Diego, California 92121. The Management Fee is .60%, and the Portfolio Manager receives 50% of that fee for assets up to $100,000,000 and 42% of that fee for assets above $100,000,000.

       TAX-EXEMPT INCOME PORTFOLIO-- The Portfolio Manager of the Tax-Exempt Income Portfolio is Morgan Stanley Asset Management, Inc. ("Morgan Stanley"), which was founded in 1975 and serves as investment manager to a variety of institutional investors. Gerald P. Barth, Vice President, is responsible for the day to day management of the Portfolio and has more than 13 years industry experience. Morgan Stanley is a wholly-owned subsidiary of Morgan Stanley Group, Inc., which is a publicly owned investment banking firm. As of December 31, 1996, Morgan Stanley managed approximately $72.6 billion of assets for its various clients. Usual investment minimum: $25 million.. Its address is 1221 Avenue of the Americas, New York, New York 10020. The Management Fee is .50%, and the Portfolio Manager receives 50% of that fee for assets under management up to $50,000,000 and 30% of that fee for assets above $50,000,000.

       MANAGED PORTFOLIO-- The Portfolio Manager of the Managed Portfolio is OpCap Advisors, a majority owned subsidiary of Oppenheimer Capital, a general partnership. The investments of the Managed Portfolio are managed by Richard J. Glasebrook II, Managing Director of Oppenheimer Capital. He has more than 32 years of investment industry experience. As of March 31, 1996, Oppenheimer Capital and its affiliates had over $48.3 billion under management. Its usual investment minimum is $10 million. Its address is One World Financial Center, New York, New York 10281. The Management Fee is .75% and the Portfolio Manager receives 53% of that fee for assets up to $100,000,000 and 40% of that fee for assets in excess of $100,000,001.

       MONEY MARKET PORTFOLIO-- The Portfolio Manager of the Money Market Portfolio is Enterprise Capital, a wholly-owned subsidiary of MONY. Its address is Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. Enterprise Capital utilizes the services of The Mutual Life Insurance Company of New York employees for certain services relating to management of the Portfolio. Day-to-day management of the Portfolio is performed by a committee. MONY's address is 1740 Broadway, New York, New York 10019. Enterprise Capital began operating as Portfolio Manager on May 1, 1992. Total money market assets in the Portfolio at December 31, 1996, approximated $60.4 million. The Management Fee is .35%.

PAYMENT OF EXPENSES

The Investment Advisory Agreement obligates Enterprise Capital to provide investment advisory services to the Portfolios of the Fund and to furnish the Fund with certain administrative, clerical, bookkeeping and statistical services, office space and facilities and for paying the compensation of the officers of the Fund. Each Portfolio pays all other expenses incurred in its operation, and a portion of the Fund's general administrative expenses is allocated to each Portfolio either on the basis of its asset size, on the basis of special needs of such Portfolio, or equally, as is deemed appropriate. These expenses include expenses such as: custodial, transfer agent, brokerage, auditing and legal services, the printing of Prospectuses sent to existing shareholders, expenses relating to bookkeeping and recording and determining the net asset value of shares, and the expenses of qualification of a Portfolio's shares under the federal and state securities laws. The Fund's Board of Directors annually reviews allocation of expenses among the Portfolios.

       Enterprise Capital has advised the Fund that it will reimburse such portion of the fees due to it under the Investment Adviser's Agreement as is necessary to assure, for the period commencing January 1, 1997 and ending no earlier than December 31, 1997, that expenses incurred by the Portfolios will not exceed the following percentages of average annual assets for the Y Class (annualized for periods of less than a fiscal year): Growth 1.30%; Growth and Income 1.05%; Equity 1.15%; Equity Income 1.05%; Capital Appreciation 1.30%; Small Company Growth 1.40%; Small Company Value 1.30%; International Growth 1.55%; Government Securities 0.85%; High-Yield Bond 0.85%; Tax-Exempt Income 1.30%; Managed 1.55% and Money Market 0.55%. The Portfolio Managers have advised the Fund that they may assist in a portion of the above-referenced reimbursement from time to time.

       Enterprise Capital and the Fund entered into five agreements pursuant to which Enterprise Capital advanced on behalf of the Fund $33,748 to cover the costs of expanding the series to include a Small Company Value Portfolio $43,278 of expanding the series to include a Managed Portfolio; and $43,000 for each of the following: Equity Portfolio, Growth & Income Portfolio and Small Company Growth Portfolio and completing the appropriate registrations under the Investment Company Act of 1940, the Securities Act of 1933, and certain state securities laws. The agreements provide that these amounts will be repaid by each Portfolio, in five equal annual increments without interest, commencing at the end of the first fiscal year at which each such Portfolio have total net assets of $5 million or more. The Small Company Portfolio and Managed Portfolio have commenced such payments.

                                     TAXES

       Each Portfolio of the Fund has qualified and intends to continue to qualify as a "regulated investment company" in 1995 under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the Code, each Portfolio is regarded as a separate regulated investment company. If any Portfolio qualifies as a "regulated investment company" and complies with provisions of the Code which require regulated investment companies to distribute substantially all of their net income (both ordinary income and capital gain), the Portfolios will be relieved of federal income tax on the amounts distributed.

       Dividends declared out of a Portfolio's net investment income, taking account of its realized short-term capital gains to the extent that they exceed its realized short-term capital losses but not taking account its realized long-term capital gains and losses, are taxable to its shareholders as ordinary income, whether such dividends are received in cash or additional shares. If, for any taxable year, a Portfolio complies with certain requirements, some or all of the dividends (excluding capital gain dividends, as defined in the Code) received by the Portfolio's corporate shareholders may qualify for the 70% dividends received deduction available to corporations.

       Distributions declared out of a Portfolio's realized net capital gain (realized net long-term capital gains in excess of realized net short-term capital losses) and designated by the Portfolio as a capital gain dividend in a written notice to the shareholders are taxable to such shareholders as long-term capital gain without regard to the length of time a shareholder has held stock of the Portfolio and regardless of whether paid in cash or additional shares.

       The Portfolios may be required to withhold for federal income taxes 31% ("Back-Up Withholding") of the distributions and the proceeds of redemptions payable to shareholders who fail to comply with regulations requiring that they provide a correct social security or taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to back-up Withholding. Corporate shareholders and certain other shareholders specified in the Code are exempt from Back-Up Withholding.

       Distributions from retirement plans are also subject to 20% federal withholding if the shareholder fails to provide a tax identification number to the trustee or custodian and funds are not rolled over.

       No gain or loss will be recognized by Class B shareholders upon the conversion of Class B shares into Class A shares.

TAX-EXEMPT INCOME PORTFOLIO

Dividends derived from interest on Municipal Securities and designated by the Portfolio as exempt interest dividends by written notice to the shareholders, under existing law, are not subject to federal income tax. Dividends derived from net long-term capital gains realized by the Portfolio are taxable to shareholders as a capital gain upon distribution. Any short-term capital gains or any taxable interest income realized by the Portfolio will be distributed as a taxable ordinary income dividend distribution. These rules apply whether such distribution is made in cash or in additional shares. The percentage of income that is tax-exempt is applied uniformly to all distributions made by the Portfolio during each year. As with shares in all Portfolios, a sale, exchange or redemption of shares in the Tax-Exempt Income Portfolio is a taxable event and may result in capital gain or loss. In addition, generally any capital loss realized from shares held for six months or less is disallowed to the extent of tax-exempt dividend income received.

       The Tax-Exempt Income Portfolio declares and pays dividends monthly on the last business day of the month. When a shareholder redeems shares of the Portfolio on other than a dividend payment date, a portion of the shareholder's redemption proceeds will represent accrued tax-exempt income which will be treated as part of the amount realized for purposes of capital gains computations for federal and state or local income tax purposes and will not be tax-exempt.

       The Tax Reform Act of 1986 makes income from certain "private activity" bonds issued after August 7, 1986, an item of tax preference for the alternative minimum tax at a maximum rate of 28% for individuals and 20% for corporations. If the Portfolio invests in private activity bonds, shareholders may be subject to the alternative minimum tax on that part of such Portfolio distributions derived from interest income on those bonds. The Tax-Exempt Income Portfolio does not intend to invest more than 20% of its assets in private activity bonds. In higher income brackets, up to 85% of an individual's Social Security benefits may be subject to federal income tax. Along with other factors, total tax-exempt income, including any tax-exempt dividend income from the Portfolio, is taken into account in determining that portion of Social Security benefits which is taxed.

       The treatment for state and local tax purpose of distributions from the Tax-Exempt Income Portfolio representing Municipal Securities interests will vary according to the laws of state and local taxing authorities.

FOREIGN INCOME TAXES

Investment income received by the International Growth Portfolio from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Portfolio to a reduced rate of tax or exemption from tax on such income. It is impossible to determine the effective rate of foreign tax in advance since the amount of these Portfolio's assets to be invested within various countries is not known. The Portfolio intends to operate so as to obtain treaty-reduced rates of tax where applicable.

       To the extent that this Portfolio is liable for foreign income taxes withheld at the source, the Portfolio also intends to operate so as to meet the requirements of the Code to "pass through" to the Portfolio's shareholders credits for foreign income taxes paid, but there can be no assurance that the Portfolio will be able to do so.

EXCISE TAX

The Federal tax laws impose a four percent nondeductible excise tax on each regulated investment company with respect to the amount, if any, by which such company does not meet distribution requirements specified in such tax laws. Each Portfolio of the Fund intends to comply with such distribution requirements and thus does not expect to incur the four percent nondeductible excise tax.

GENERAL

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations in effect, as currently interpreted by the Courts and by the Internal Revenue Service in published revenue rulings and in private letter rulings and is only applicable to U.S. persons. These interpretations can be changed at any time. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The above discussion covers only federal income tax considerations with respect to the Portfolios and their shareholders. State and local tax laws vary greatly, especially with regard to the treatment of exempt-interest dividends. Shareholders should consult their own tax advisers for more information regarding the federal, state, and local tax treatment of each Portfolio's shareholders.

       Statements indicating the tax status of distributions to each shareholder will be mailed to each shareholder annually.

                           DIVIDENDS AND DISTRIBUTION

       It is the Fund's intention to distribute substantially all of the net investment income and realized net capital gains, if any, of each Portfolio. The per share dividends and distribution on each class of shares of a Portfolio will be reduced as a result of any service fees applicable to that class. For dividend purposes, net investment income of each Portfolio will consist of substantially all dividends received, interest accrued, net short-term capital gains realized by such Portfolio less the estimated expenses of such Portfolio.

       Unless shareholders request otherwise, by notifying the Fund's Transfer Agent, dividends and capital gains distributions will be automatically reinvested in shares of the respective Portfolio at net asset value; such reinvestments automatically occur on the payment date of such dividends and capital gains distributions. At the election of any shareholder, dividends or capital gains distributions, or both, will be distributed in cash to such shareholders. However, if it is determined that the U.S. Postal Service cannot properly deliver Fund mailings to the shareholder, the respective Portfolios will terminate the shareholder's election to receive dividends and other distributions in cash. Thereafter, the shareholder's subsequent dividends and other distributions will be automatically reinvested in additional shares of the respective Portfolios until the shareholder notifies the Transfer Agent or the Portfolio in writing of his or her correct address and requests in writing that the election to receive dividends and other distributions in each be reinstated.

       Distributions of capital gains from each of the Portfolios, other than the Money Market Portfolio, are made annually. Dividends from investment income of the Equity Portfolios (except the Equity Income Portfolio) and Managed Portfolio are declared and paid annually. Dividends on the Equity Income Portfolio are paid semiannually. Dividends from investment income of the Income Portfolios are declared daily and paid monthly. Dividends from investment income and any net realized capital gains of the Money Market Portfolio are declared daily and reinvested monthly in additional shares of the Money Market Portfolio at net asset value.

                             BROKERAGE TRANSACTIONS

       Each Portfolio Manager selects the brokerage firms which complete portfolio transactions for that Portfolio, subject to the overall direction and review of Enterprise Capital and the Board of Directors of the Fund.

       The initial criterion which must be met by any Portfolio Manager in selecting brokers and dealers to effect securities transactions for a Portfolio is whether such brokers and dealers can obtain the most favorable combination of price and execution for the transaction. This does not mean that the execution decision must be based solely on whether the lowest possible commission costs may be obtained. In seeking to achieve the best combination of price and execution, the Portfolio Managers evaluate the overall quality and reliability of broker-dealers and the service they provide, including their general execution capability, reliability and integrity, willingness to take positions in securities, general operational capabilities and financial condition. All brokerage transactions shall comply with Investment Company Act Rule 17e-1.

       Subject to this primary objective, the Portfolio Managers may select for brokerage transactions those firms which furnish brokerage and research services to the Fund, Enterprise Capital, and the respective Portfolio Managers, or those firms who agree to pay certain of the Fund's expenses, including certain custodial and transfer agent services, and, consistent with the National Association of Securities Dealers, Inc. Rules of Fair Practice, those firms which have been active in selling shares of the Fund.

                              GENERAL INFORMATION

ORGANIZATION OF FUND

The Fund was incorporated January 2, 1968, as Alpha Fund, Inc., and its name was changed to The Enterprise Group of Funds, Inc. on September 14, 1987, and it expanded into a series fund and Alpha Fund became the Growth Portfolio of the Fund. The Money Market Portfolio was added commencing May 1, 1990; the Small Company Value Portfolio was added commencing October 1, 1993; the Managed Portfolio was added commencing October 3, 1994; and the Growth and Income Portfolio, Equity Portfolio and Small Company Growth Portfolio were added on May 1, 1997. Class A, B and Y shares were established May 1, 1995. Class C shares were established on May 1, 1997. The Fund is a Maryland corporation. Each Portfolio of the Fund is diversified, as that term is defined in the Investment Company Act of 1940.

OTHER CLASSES OF SHARES

Each Portfolio currently offers four classes of shares, Class A, Class B, Class C and Class Y, and may in the future offer additional classes. Class A, Class B and Class C shares are the only classes of shares offered by this Prospectus. Class Y shares are only available to certain institutional purchasers of $1 million or more and to The Mutual of New York Employee 401(k) Plan and the Enterprise Capital Management, Inc. 401(k) Plan. Institutional investors eligible to purchase Class Y shares include banks, savings institutions, trust companies, insurance companies, investment companies as defined by the Investment Company Act of 1940, pension or profit sharing trusts, certain wrap account clients of broker/dealers, former shareholders of Retirement System Fund Inc. or other financial institutional buyer. Wrap account clients of broker/dealers and former Retirement System Fund Inc. shareholders are offered Class Y shares at a lower minimum purchase amount.

CAPITAL STOCK

The authorized capital stock of the Fund consists of Common Stock, par value $0.10 per share. The shares of Common Stock are divided into 13 series with each series representing a separate Portfolio. The Board of Directors may determine the number of authorized shares for each series and to create new series of Common Stock. It is anticipated that new classes will be authorized by the Board from time to time as new Portfolios with separate investment objectives and policies are established.

       Each class of shares is entitled to participate in dividends and distributions declared by the respective Portfolios and in net assets of such Portfolios upon liquidation or dissolution remaining after satisfaction of outstanding liabilities, except that each Class will bear its own distribution and shareholder servicing charges. The shares of each Portfolio, when issued, will be fully paid and nonassessable, have no preference, preemptive, conversion, exchange or similar rights, and will be freely transferable. Holders of shares of any Portfolio are entitled to redeem their shares as set forth under "How to Redeem Fund Shares."

VOTING RIGHTS

Shares of each Portfolio are entitled to one vote per share and fractional votes for fractional shares. The Fund's shareholders have the right to vote on the election of Directors of the Fund and on any and all other matters on which, by law or the provisions of the Fund's bylaws, they may be entitled to vote.

       Each series (i.e., Portfolio) of the Fund is further divided into four classes of shares: Class A, Class B, Class C and Class Y. Class A, Class B, Class C and Class Y shares represent interests in the same assets of a Portfolio and are identical in all respects, except that Class A and Class B, and Class C shares bear certain expenses related to distribution and servicing of such shares.

       On matters relating to all Portfolios or Classes of shares and affecting all Portfolios or Class of shares in the same manner, shareholders of all Portfolios or Classes of shares are entitled to vote. On any matters affecting only one Portfolio, only the shareholders of that Portfolio are entitled to vote. On matters relating to all the Portfolios but affecting the Portfolios differently, separate votes by Portfolio are required. Each class has exclusive voting rights with respect to matters related to distribution and servicing expenditures, as applicable.

       The Fund and its Portfolios are not required by Maryland law to hold annual meetings of shareholders under normal circumstances. The Board of Directors or the shareholders may call special meetings of the shareholders for action by shareholder vote, including the removal of any or all of the Directors, as may be required by either the Articles of Incorporation or bylaws of the Fund, or the Investment Company Act of 1940. Shareholders possess certain rights related to shareholder communications which, if exercised, could facilitate the calling by shareholders of a special meeting.

CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT

State Street Bank & Trust Company of Boston, Massachusetts acts as Custodian of the Fund's assets.

       National Financial Data Services, Inc. acts as the Fund's Transfer Agent and Dividend Disbursing Agent. National Financial Data Services, Inc. is a joint venture of State Street Bank & Trust Company of Boston, Massachusetts and DST Systems, Inc. of Kansas City, Missouri.

REPORTS TO SHAREHOLDERS

The Fund sends to all its shareholders annual and semiannual reports, including a list of investment securities held in the Portfolios.

                                    APPENDIX
                      DESCRIPTION OF MUNICIPAL SECURITIES

       Municipal Securities are notes and bonds issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which is exempt from federal income taxes and, in certain instances, applicable state or local income taxes. These securities are traded primarily in the over-the-counter market.

       Municipal Securities are issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets, water and sewer works and gas and electric utilities. Municipal Securities may also be issued in connection with the refunding of outstanding Municipal Securities obligations, obtaining funds to lend to other public institutions and for general operating expenses. Industrial Development Bonds ("IDBs") are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities for business and manufacturing, housing, sports, pollution control, and for airport, mass transit, port and parking facilities and are considered tax-exempt bonds if the interest thereon is exempt from federal income taxes.

       The two principal classifications of tax-exempt bonds are "general obligation" and "revenue." General obligation bonds are secured by the issuer's pledge of its full faith and credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. Although IDBs are issued by municipal authorities, they are generally secured only by the revenues derived from payment of the industrial user. The payment of principal and interest on IDBs is dependent solely upon the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment.

       Tax-exempt notes are of short maturity, generally less than three years. They include such securities as Project Notes, Tax Anticipation Notes, Revenue Anticipation Notes, Bond Anticipation Notes and Construction Loan Notes. Tax-exempt commercial paper consists of short term obligations generally having a maturity of less than nine months.

       New issues of Municipal Securities are normally offered on a when-issued basis, which means that delivery and payment for these securities normally takes place 15 to 45 days after the date of commitment to purchase.

       Yields of Municipal Securities depend upon a number of factors, including economic, money and capital market conditions, the volume of Municipal Securities available, conditions within the Municipal Securities market, and the maturity, rating and size of individual offerings. Changes in market values of Municipal Securities may vary inversely in relation to changes in interest rates. The magnitude of changes in market values in response to changes in market rates of interest typically varies in proportion to the quality and maturity of obligations. In general, among Municipal Securities of comparable quality, the longer the maturity, the higher the yield, and the greater potential for price fluctuations.

                   FLOATING RATE AND VARIABLE RATE SECURITIES

       The Tax-Exempt Income Portfolio may invest in floating rate and variable rate tax-exempt securities. These securities are normally IDBs or revenue bonds that provide that the rate of interest is set as a specific percentage of a designated base rate, such as rates of treasury bills or bonds or the prime rate at a major commercial bank and provide that the holders of the securities can demand payment of the obligation on short notice at par plus accrued interest, which amount may be more or less than the amount initially paid for the bonds. Floating rate securities have an interest rate which changes whenever there is a change in the designated base interest rate, while variable rate securities provide for a specific periodic adjustment in the interest rate. Frequently such securities are secured by letters of credit or other credit support arrangements provided by banks. The quality of the underlying credit or of the bank, as the case may be, must be equivalent to the long-term bond or commercial paper rating stated above.

INVESTMENT ADVISER
Enterprise Capital Management, Inc.
Atlanta Financial Center
3343 Peachtree Road, N.E.
Suite 450
Atlanta, Georgia 30326
Telephone:
1-800-432-4320 (Toll Free)

DISTRIBUTOR
Enterprise Fund Distributors, Inc.
3343 Peachtree Road, N.E.
Suite 450
Atlanta, Georgia 30326
Telephone:
1-800-432-4320 (Toll Free)

CUSTODIAN
State Street Bank and Trust Company
Boston, Massachusetts

TRANSFER AGENT
National Financial Data Services, Inc.
1004 Baltimore Ave., 2nd Floor
Kansas City, MO 64105-2112
Telephone:
1-800-368-3527 (Toll Free)

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Atlanta, Georgia 30309

MEMBER - INVESTMENT COMPANY INSTITUTE

                               TABLE OF CONTENTS

Prospectus summary........................................................     2
Investment objectives and policies of the Portfolios......................     8
Certain investment techniques and associated risks........................    15
Investment restrictions...................................................    24
How to purchase Portfolio shares..........................................    25
Shareholder services......................................................    27
How to exchange shares among the Portfolios...............................    27
How to redeem Portfolio shares............................................    28
Performance comparisons...................................................    29
Management of the Fund....................................................    31
Taxes.....................................................................    35
Dividends and distribution................................................    37
Brokerage transactions....................................................    37
General information.......................................................    38
Appendix..................................................................    40

                                  MAY 1, 1997

                                GROWTH PORTFOLIO
                           GROWTH & INCOME PORTFOLIO
                                EQUITY PORTFOLIO
                            EQUITY INCOME PORTFOLIO
                         CAPITAL APPRECIATION PORTFOLIO
                         SMALL COMPANY GROWTH PORTFOLIO
                         SMALL COMPANY VALUE PORTFOLIO
                         INTERNATIONAL GROWTH PORTFOLIO
                        GOVERNMENT SECURITIES PORTFOLIO
                           HIGH-YIELD BOND PORTFOLIO
                          TAX-EXEMPT INCOME PORTFOLIO
                               MANAGED PORTFOLIO
                             MONEY MARKET PORTFOLIO
                                     [LOGO]

                      AGREEMENT AND PLAN OF REORGANIZATION

       AGREEMENT  AND PLAN OF REORGANIZATION dated as  of            , 1997 (the
"Agreement"), between THE ENTERPRISE GROUP OF FUNDS, INC., a Maryland corporation ("Enterprise Funds"), on behalf of its portfolios as set forth in Schedule A hereto (each, an "Acquiring Fund" and together, the "Acquiring Funds"), and RETIREMENT SYSTEM FUND INC., a Maryland corporation ("RSF Inc.") on behalf of its portfolios as set forth in Schedule A hereto (each, an "Acquired Fund" and together, the "Acquired Funds").

       This  Agreement  is  intended  to  be  and  is  adopted  as  a  plan   of
reorganization and liquidation with respect to each respective Acquiring Fund and Acquired Fund within the meaning of Section 368(a)(1)(C) or Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code"), as set forth on Schedule A hereto. Each reorganization (each, a "Reorganization") will consist of the transfer of all of the assets of an Acquired Fund to the corresponding Acquiring Fund as set forth in Exhibit A hereto, in exchange solely for Class Y Shares of the respective Acquiring Fund (with respect to each Acquiring Fund, the "Acquiring Fund Shares"), and the distribution, after the Closing Date (as hereinafter defined), of such Acquiring Fund Shares to the shareholders of such Acquired Fund in liquidation of such Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

       WHEREAS, RSF Inc. and Enterprise Funds are registered open-end management investment companies and each Acquired Fund owns securities in which each respective Acquiring Fund is permitted to invest;

       WHEREAS, each Acquired Fund and each Acquiring Fund is authorized to issue shares of common stock;

       WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of Enterprise Funds has determined separately with respect to each Acquiring Fund that the exchange of all of the assets of the respective Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund and its shareholders; and

       WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act), of RSF Inc. has determined separately with respect to each Acquired Fund that the exchange of all of the assets of such Acquired Fund for the respective Acquiring Fund Shares is in the best interests of such Acquired Fund and its shareholders;

       NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

1. TRANSFER OF ASSETS OF EACH ACQUIRED FUND IN EXCHANGE FOR THE RESPECTIVE ACQUIRING FUND SHARES AND LIQUIDATION OF EACH ACQUIRED FUND.

    1.1 Subject to the terms and conditions contained herein, RSF Inc., on behalf of each Acquired Fund (severally and not jointly), agrees to assign, transfer and convey to the respective Acquiring Fund all of the assets of such Acquired Fund, including without limitation all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by such Acquired Fund and any deferred or prepaid expenses shown as assets on the books of such Acquired Fund on the closing date (the "Closing Date") provided for in paragraph 3.1., and Enterprise Funds, on behalf of each Acquiring Fund (severally and not jointly), agrees in exchange therefor (a) to deliver to each such Acquired Fund the number of respective Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3 and (b) to assume such Acquired Fund's liabilities, if any, as set forth in paragraph 1.2. Such transaction shall take place at the closing (the "Closing") on the Closing Date. In lieu of delivering certificates for the Acquiring Fund Shares, each Acquiring Fund shall credit the respective Acquiring Fund Shares to such Acquired Fund's account, for the benefit of its shareholders, on the stock record books of such Acquiring Fund and shall deliver a confirmation thereof to such Acquired Fund.

    1.2 Except as otherwise provided herein, each Acquiring Fund will assume from the respective Acquired Fund all debts, liabilities, obligations and duties of such Acquired Fund of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Closing Date and whether or not specifically referred to in this Agreement; provided, however, that each such Acquired Fund agrees to utilize its best efforts to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date.

    1.3 Delivery of the assets of each Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company, Boston, Massachusetts, each Acquiring Fund's custodian (the "Custodian"), for the account of the respective Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of such Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by such Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of such Acquiring Fund.

    1.4 Each Acquired Fund will pay or cause to be paid to the respective Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to such Acquiring Fund hereunder. Each Acquired Fund will transfer to the respective Acquiring Fund any distributions, rights or other assets received by such Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to such Acquiring Fund on the Closing Date and shall not be separately valued.

    1.5 As soon after the Closing Date as is conveniently practicable, each Acquired Fund will liquidate and distribute pro rata to the respective Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (with respect to each Acquired Fund, the "Acquired Fund
Shareholders"), the Acquiring Fund Shares received by such Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the respective Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of such Acquiring Fund Shares then credited to the account of such Acquired Fund on the books of such Acquiring Fund to open accounts on the share record books of such Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the pro rata number of such Acquiring Fund Shares due such shareholders, based on their ownership of shares of such Acquired Fund on the Closing Date. All issued and outstanding shares of each Acquired Fund will simultaneously be canceled on the books of such Acquired Fund. Share certificates representing interests in each Acquired Fund will represent a number of respective Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. No redemption or repurchase of any Acquiring Fund's shares credited to former shareholders of an Acquired Fund in respect of Acquired Fund shares represented by unsurrendered certificates will be permitted until such certificates have been surrendered for cancellation. No Acquiring Fund shall issue certificates representing Acquiring Fund Shares in connection with such exchange.

    1.6 Ownership of Acquiring Fund Shares will be shown on the books of each respective Acquiring Fund's transfer agent. Shares of each Acquiring Fund will be issued in the manner described in such Acquiring Fund's current prospectus and statement of additional information.

    1.7 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the respective Acquired Fund shares on the books of such Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

    1.8 Any reporting responsibility of an Acquired Fund is and shall remain the responsibility of RSF Inc. up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of RSF Inc., on which RSF Inc. is dissolved and deregistered.

    1.9 RSF Inc. shall be deregistered as an investment company under the 1940 Act and dissolved as a Maryland corporation as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.

2.  VALUATION.

    2.1 The value of each Acquired Fund's net assets to be acquired by each respective Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the respective Acquiring Fund's then-current prospectus or statement of additional information.

    2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the respective Acquiring Fund's then-current prospectus or statement of additional information.

    2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for each respective Acquired Fund's net assets shall be determined by dividing the value of the net assets of such Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one respective Acquiring Fund Share determined in accordance with paragraph 2.2.

    2.4 All computations of value shall be made in accordance with the regular practices of each respective Acquiring Fund, subject to this Section 2.

3.  CLOSING AND CLOSING DATE.

    3.1   The Closing Date shall be             , 1997 or such later date as the
parties may mutually agree. All acts taking place on the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) [at the offices of Enterprise Funds, Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326], or such other time and/or place as the parties may mutually agree.

    3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of any Acquiring Fund or Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of any Acquiring Fund or Acquired Fund is impracticable, the Closing Date with respect to any such Acquiring Fund and Acquired Fund shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

    3.3 Retirement System Consultants Inc., as transfer agent for each Acquired Fund, shall deliver at the Closing with respect to each Acquired Fund a certificate of an authorized officer stating that its records contain the names and addresses of such Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. Enterprise Funds shall issue and deliver confirmations with respect to each Acquiring Fund evidencing the respective Acquiring Fund Shares to be credited to the respective Acquired Fund on the Closing Date to the Secretary of RSF Inc., or provide evidence satisfactory to RSF Inc. that such Acquiring Fund Shares have been credited to each respective Acquired Fund's account on the books of such Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATIONS AND WARRANTIES.

    4.1 RSF Inc., on behalf of each Acquired Fund (severally and not jointly), represents and warrants to Enterprise Funds as follows:

        (a) RSF Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to carry on its business as it is now being conducted and to consummate the transactions contemplated by this Agreement.

        (b) RSF Inc. is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

        (c) RSF Inc. is not, and the execution, delivery and performance of this Agreement will not result, in material violation of RSF Inc.'s Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which any Acquired Fund is a party or by which it is bound.

        (d) No Acquired Fund has any material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.

        (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against RSF Inc. or any Acquired Fund or any of the properties or assets of an Acquired Fund, which, if adversely determined, would materially and adversely affect the financial condition or the conduct of the business of such Acquired Fund. RSF Inc. knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of any Acquired Fund or its ability to consummate the transactions contemplated herein.

        (f) The current prospectus and statement of additional information of each Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (g) The Statements of Assets and Liabilities of each Acquired Fund at September 30, 1995 and 1996 have been audited by McGladrey & Pullen, LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to Enterprise Funds) fairly reflect the financial condition of each such Acquired Fund as of such dates, and there are no known contingent liabilities of such Acquired Fund as of such dates not disclosed therein.

        [(h) The unaudited Statement of Assets and Liabilities of each Acquired Fund at March 31, 1997 has been prepared in accordance with generally accepted accounting principles, consistently applied, although subject to year-end adjustments, and on a basis consistent with the Statement of Assets and Liabilities of such Acquired Fund at September 30, 1996 which has been audited by McGladrey & Pullen, LLP, independent auditors, and such statement (a copy of which has been furnished to Enterprise Funds) fairly reflects the financial condition of such Acquired Fund as of such date, and there are no known liabilities of such Acquired Fund, contingent or otherwise, as of such date not disclosed therein.]

        (i) Since [September 30, 1996] [March 31, 1997], there has not been any material adverse change in any Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by any Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Enterprise Funds.

        (j) At the Closing Date, all federal and other tax returns and reports of each Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of RSF Inc.'s knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

        (k) For each fiscal year of its operation, each Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

        (l) All issued and outstanding shares of each Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of each Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3 hereof. No Acquired Fund has outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into shares of any Acquired Fund.

        (m) On the Closing Date, each Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

        (n) The execution, delivery and performance of this Agreement with respect to each Reorganization will have been duly authorized prior to the Closing Date by all necessary action on the part of RSF Inc. and, subject to the approval of the respective Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of RSF Inc. with respect to each Acquired Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

        (o) The joint prospectus/proxy statement of each Acquiring Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to RSF Inc. and the respective Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

    4.2 Enterprise Funds, on behalf of each Acquiring Fund (severally and not jointly), represents and warrants to RSF Inc. as follows:

        (a) Enterprise Funds is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted and to consummate the transactions contemplated by this Agreement.

        (b) Enterprise Funds is registered under the 1940 Act as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

        (c)    Enterprise  Funds  is  not,  and  the  execution,  delivery   and
performance of this Agreement will not result, in material violation of Enterprise Funds' Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which any Acquiring Fund is a party or by which it is bound.

        (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against Enterprise Funds or any Acquiring Fund or any of the properties or assets of an Acquiring Fund, which, if adversely determined, would materially and adversely affect the financial condition or the conduct of the business of such Acquiring Fund. Enterprise Funds knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of any Acquiring Fund or its ability to consummate the transactions contemplated herein.

        (e) The current prospectus and statement of additional information of each Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (f) The Statement[s] of Assets and Liabilities of each Acquiring Fund at December 31, 1995 [and 1996], [have] been audited by Coopers & Lybrand L.L.P., independent auditors, and [have] been prepared in accordance with generally accepted accounting principles, and such statement[s] (copies of which have been furnished to RSF Inc.) fairly reflect the financial condition of such Acquiring Fund as of such date[s], and there are no known contingent liabilities of such Acquiring Fund as of such date[s] not disclosed therein.

        (g) Since [December 31, 1996], there has not been any material adverse change in any Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by any Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by RSF Inc.

        (h) At the Closing Date, all federal and other tax returns and reports of each Acquiring Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of Enterprise Funds' knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

        (i) For each fiscal year of its operation, subject to applicable statute of limitation periods, each Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

        (j) All issued and outstanding Acquiring Fund Shares (if any) are, and at the Closing Date, subject to consummation of the transactions contemplated herein, will be, duly and validly issued and outstanding, fully paid and non-assessable. No Acquiring Fund has outstanding any options, warrants or other rights to subscribe for or purchase any of such Acquiring Fund Shares, nor is there outstanding any security convertible into any such Acquiring Fund Shares.

        (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Enterprise Funds, and, subject to any filings required to be made with the State of Maryland to authorize the creation of Enterprise Growth and Income Portfolio and Enterprise Small Company Growth Portfolio (the "New Acquiring Funds") this Agreement constitutes the valid and legally binding obligation of Enterprise Funds on behalf of each Acquiring Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

        (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to Enterprise Funds and the respective Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

5. COVENANTS OF ENTERPRISE FUNDS, ON BEHALF OF EACH ACQUIRING FUND, AND RSF INC., ON BEHALF OF EACH ACQUIRED FUND.

    5.1 Each Acquiring Fund and each Acquired Fund will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

    5.2 RSF Inc. will call a meeting of shareholders of each Acquired Fund to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

    5.3 Enterprise Funds will take, or cause to be taken, all action necessary to authorize and create the New Acquiring Funds, including without limitation, the making of any filings required by the State of Maryland and the filing of a Post-Effective Amendment to Enterprise Funds' Registration Statement on Form N-1A to reflect the addition of the New Acquiring Funds.

    5.4 Subject to the provisions of this Agreement, Enterprise Funds and RSF Inc. will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

    5.5 As promptly as practicable after the date hereof, Enterprise Funds and RSF Inc. shall file or cause to be filed with the Commission an application for an order exempting Enterprise Funds from the provisions of Section 15(f)(1)(A) of the 1940 Act.

    5.6 As promptly as practicable, but in any case within sixty days after the Closing Date, RSF Inc. shall furnish Enterprise Funds, in such form as is reasonably satisfactory to Enterprise Funds, statements of the earnings and profits of each Acquired Fund for federal income tax purposes which will be carried over to each respective Acquiring Fund as a result of Section 381 of the Code and which will be certified by the President and Treasurer of Retirement, Inc.

    5.7 RSF Inc. will provide Enterprise Funds with information with respect to each Acquired Fund reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1 (o), all to be included in a Registration Statement on Form N-14 of Enterprise Funds (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with each meeting of Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein with respect to each Acquired Fund.

    5.8 Enterprise Funds agrees, on behalf of each Acquiring Fund (severally and not jointly), to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the operations of each Acquiring Fund after the Closing Date.

    5.9 On or prior to the Valuation Date, each Acquired Fund, the assets of which will be acquired in a reorganization within the meaning of Code section 368(a)(1)(C) as reflected in Schedule A, shall have paid a dividend or dividends which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103(a) over its deductions disallowed under Code sections 265 and 171(a)(2) for the taxable periods or years ended on or before September 30, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and for all of its net capital gain, if any, realized in taxable periods or years ended on or before September 30, 1996 and in the period from said date to and including the Closing Date, and such dividend or dividends shall be paid on the Closing Date.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF ENTERPRISE FUNDS WITH RESPECT TO EACH ACQUIRING FUND.

       The obligations of Enterprise Funds with respect to each Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by RSF Inc. with respect to each respective Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    6.1 All representations and warranties of RSF Inc. contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

    6.2 RSF Inc. shall have delivered to Enterprise Funds a statement of each Acquired Fund's assets, together with a list of such Acquired Fund's portfolio securities showing the tax cost of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of RSF Inc.

    6.3 RSF Inc. shall have delivered to Enterprise Funds on the Closing Date a certificate executed in its name by the President or Vice President and Treasurer or Secretary of RSF Inc., in form and substance satisfactory to Enterprise Funds, to the effect that the representations and warranties of RSF Inc. made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

    6.4 Enterprise Funds shall have received the exemptive order referred to in paragraph 5.5.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF RSF Inc. WITH RESPECT TO EACH ACQUIRED FUND.

       The obligations of RSF Inc. with respect to each Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by Enterprise Funds with respect to each respective Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

    7.1 All representations and warranties of Enterprise Funds contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

    7.2 Enterprise Funds shall have delivered to RSF Inc. on the Closing Date a certificate executed in its name by the President or Vice President and Treasurer or Secretary of Enterprise Funds, in form and substance satisfactory to RSF Inc., to the effect that the representations and warranties of Enterprise Funds made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ENTERPRISE FUNDS AND RSF Inc.

       If any of the conditions set forth below do not exist on or before the Closing Date with respect to any Acquired Fund or Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement with respect to such Acquired Fund and respective Acquiring Fund only:

    8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the respective Acquired Fund in accordance with the provisions of the Articles of Incorporation of RSF Inc., Maryland law and the 1940 Act.

    8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

    8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by Enterprise Funds or RSF Inc. with respect to each Acquiring Fund or Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of such Acquiring Fund or Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

    8.4  The Post-Effective Amendment of Enterprise Funds described in paragraph
5.3 and the Registration Statement shall each have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

    8.5 Enterprise Funds and RSF Inc. shall have received an opinion of Shereff, Friedman, Hoffman & Goodman, LLP or a private letter ruling from the Internal Revenue Service substantially to the effect that for federal income tax purposes, with respect to each Reorganization and each respective Acquiring Fund and Acquired Fund:

        (a) The transfer of all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the distribution of such Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) or (F) of the Code (as indicated on Schedule A hereto); (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption of its liabilities, if any, or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders solely in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares solely for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).

9.  TERMINATION OF AGREEMENT.

        (a) This Agreement and the transactions contemplated hereby may be terminated and abandoned with respect to any particular Reorganization by resolution of the Board of Directors of RSF Inc. or the Board of Directors of Enterprise Funds at any time prior to the Closing Date (and notwithstanding any vote of the respective Acquired Fund Shareholders) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable with respect to such Reorganization.

    9.1 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9 with respect to any Reorganization, this Agreement shall become void and have no effect with respect to such

Reorganization, without any liability on the part of any party hereto or the directors or officers of RSF Inc. or Enterprise Funds or the shareholders of the respective Acquiring Fund or of the respective Acquired Fund with respect to such Reorganization, in respect of this Agreement. Notwithstanding termination of this Agreement with respect to any one or more Acquired Fund and respective Acquired Fund(s), the effectiveness of this Agreement shall not be affected with respect to any other Acquired Fund and Acquiring Fund.

10.  WAIVER.

       At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Directors of Enterprise Funds or the Board of Directors of RSF Inc. with respect to any Reorganization, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the respective Acquiring Fund or Acquired Fund, as the case may be.

11.  MISCELLANEOUS.

    11.1 It is agreed for purposes of this Agreement that each Acquiring Fund and each Acquired Fund listed on Schedule A hereto, individually and not jointly, shall be deemed to be entering into a separate agreement so that it is if the parties hereto had signed a separate agreement with respect to each of such entities and that a single document is being signed simply to facilitate the execution and administration of this Agreement. None of the Acquiring Funds or Acquired Funds is responsible for any of the obligations, or is entitled to any of the rights, of any other Acquiring Fund or Acquired Fund, respectively. Any failure by the parties to meet any obligations or conditions with respect to any one or more Reorganizations shall not result in a failure of any obligation or condition to any other Reorganization.

    11.2 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.

    11.3 This Agreement, including Schedule A hereto, contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.

    11.4 This Agreement shall be governed and construed in accordance with the internal laws of the State of Maryland, without giving effect to principles of conflicts of laws.

    11.5 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

    11.6 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

       IN WITNESS WHEREOF, RSF Inc., on behalf of each of the Acquired Funds, and Enterprise Funds, on behalf of each of the Acquiring Funds, have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                                          Acquiring Fund:
                                          THE ENTERPRISE GROUP OF FUNDS, INC.
                                          on behalf of its portfolios,
                                          ENTERPRISE GROWTH AND INCOME PORTFOLIO
                                          ENTERPRISE SMALL COMPANY GROWTH
                                          PORTFOLIO
                                          ENTERPRISE GOVERNMENT SECURITIES
                                          PORTFOLIO
                                          ENTERPRISE MONEY MARKET PORTFOLIO

Attest:

                                          By: /s/_______________________________
                                             Name:
                                             Title:

/s/___________________________________
Name:
Title:

                                          Acquired Fund:
                                          RETIREMENT SYSTEM FUND INC.
                                          on behalf of its portfolios,
                                          CORE EQUITY FUND
                                          EMERGING GROWTH EQUITY FUND
                                          INTERMEDIATE-TERM FIXED-INCOME FUND
                                          MONEY MARKET FUND

Attest:

                                          By: /s/_______________________________
                                             Name:
                                             Title:

/s/___________________________________
Name:
Title:

                                   SCHEDULE A

                                                                                CODE SECTION
                                 ACQUIRING FUND WITH WHICH ACQUIRED FUND WILL   OF THE
         ACQUIRED FUND           REORGANIZE                                     REORGANIZATION
Core Equity Fund                 Enterprise Growth and Income Portfolio         368(a)(1)(F)
Emerging Growth Equity Fund      Enterprise Small Company Growth Portfolio      368(a)(1)(F)
Intermediate-Term Fixed-Income   Enterprise Government Securities Portfolio     368(a)(1)(C)
Fund
Money Market Fund                Enterprise Money Market Portfolio              368(a)(1)(C)

                      STATEMENT OF ADDITIONAL INFORMATION
                                  MAY  , 1997

                          ACQUISITION OF THE ASSETS OF
                                CORE EQUITY FUND
                          EMERGING GROWTH EQUITY FUND
                      INTERMEDIATE-TERM FIXED-INCOME FUND
                               MONEY MARKET FUND,
                                 PORTFOLIOS OF
                          RETIREMENT SYSTEM FUND INC.
                                 P.O. BOX 2064
                             GRAND CENTRAL STATION
                         NEW YORK, NEW YORK 10163-2064
                        TELEPHONE NUMBER: 1-800-772-3615
                    BY AND IN EXCHANGE FOR CLASS Y SHARES OF
                     ENTERPRISE GROWTH AND INCOME PORTFOLIO
                   ENTERPRISE SMALL COMPANY GROWTH PORTFOLIO
                   ENTERPRISE GOVERNMENT SECURITIES PORTFOLIO
                       ENTERPRISE MONEY MARKET PORTFOLIO,
                                 PORTFOLIOS OF
                      THE ENTERPRISE GROUP OF FUNDS, INC.
                           3343 PEACHTREE ROAD, N.E.
                                   SUITE 450
                             ATLANTA, GEORGIA 30326
                        TELEPHONE NUMBER: 1-800-432-4320

       This Statement of Additional Information dated May , 1997 is not a prospectus. A Proxy Statement/Prospectus dated May , 1997 related to the above-referenced matter may be obtained from The Enterprise Group of Funds, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. This Statement of Additional Information should be read in conjunction with such Proxy Statement/Prospectus.

TABLE OF CONTENTS

1.         Preliminary Statement of Additional Information of Enterprise Growth and Income
           Portfolio, Enterprise Small Company Growth Portfolio, Enterprise Government
           Securities Portfolio, and Enterprise Money Market Portfolio, portfolios of The
           Enterprise Group of Funds, Inc.

2.         Statement of Additional Information of Core Equity Fund, Emerging Growth Equity
           Fund, Intermediate-Term Fixed-Income Fund, and Money Market Fund, portfolios of
           Retirement System Fund Inc., dated January 28, 1997.

3.         Annual Report to Shareholders of Enterprise Growth and Income Portfolio,
           Enterprise Small Company Growth Portfolio, Enterprise Government Securities
           Portfolio, and Enterprise Money Market Portfolio, portfolios of The Enterprise
           Group of Funds, Inc., for the year ended December 31, 1996.

4.         Annual Report to Shareholders of Core Equity Fund, Emerging Growth Equity Fund,
           Intermediate-Term Fixed-Income Fund, and Money Market Fund, portfolios of
           Retirement System Fund Inc., for the year ended September 30, 1996.

                    ADDITIONAL INFORMATION ABOUT ENTERPRISE FUNDS AND RSF INC.

                  The preliminary Statement of Additional Information of Enterprise Growth and Income Portfolio ("Enterprise Growth and Income"), Enterprise Small Company Growth Portfolio ("Enterprise Small Company Growth"), Enterprise Government Securities Portfolio ("Enterprise Government"), and Enterprise Money Market Portfolio ("Enterprise Money") (collectively the "Enterprise Portfolios"), portfolios of The Enterprise Group of Funds, Inc. ("Enterprise Funds"), is attached hereto and is incorporated herein by reference.

                         The Statement of Additional Information of Core  Equity
                  Fund ("RSF Inc. Core Equity"), Emerging Growth Equity Fund ("RSF Inc. Emerging Growth"), Intermediate-Term Fixed-Income Fund ("RSF Inc. Intermediate-Term"), and Money Market Fund ("RSF Inc. Money Market") (collectively the "RSF Inc. Funds"), portfolios of Retirement System Fund Inc. ("RSF Inc."), dated January 28, 1997, is attached hereto and is incorporated herein by reference.

                         The Annual  Report to  Shareholders of  the  Enterprise
                  Portfolios, for the year ended December 31, 1996, is attached hereto and is incorporated herein by reference.

                         The Annual  Report  to  Shareholders of  the  RSF  Inc.
                  Funds, for the year ended September 30, 1996, is attached hereto and is incorporated herein by reference.

                         Pro   forma   financial   statements   of   RSF    Inc.
                  Intermediate-Term  and  Enterprise  Government,  and  RSF Inc.
                  Money Market and Enterprise Money, respectively, are not presented, since as of April 21, 1997, the net asset value of each of RSF Inc. Intermediate-Term and RSF Inc. Money Market did not exceed ten percent of each of Enterprise Government and Enterprise Money's net asset value, respectively. Pro forma financial statements of RSF Inc. Core Equity and Enterprise Growth and Income, and RSF Inc. Emerging Growth and Enterprise Small Company Growth, respectively, are not presented, since each of RSF Inc. Core Equity and RSF Inc. Emerging Growth will be reorganized into Enterprise Growth and Income and Enterprise Small Company Growth, respectively, each a newly-created Portfolio of Enterprise Funds with no public shareholders or assets (other than seed capital) prior to the Reorganization. Following the Reorganization, the assets previously owned by each of RSF Inc. Core Equity and RSF Inc. Emerging Growth will represent 100% of the assets of the respective newly-created Portfolios (other than seed capital).

                                     [LOGO]

                            Atlanta Financial Center
                         3343 Peachtree Road, Suite 450
                          Atlanta, Georgia 30326-1022

                      STATEMENT OF ADDITIONAL INFORMATION

EQUITY PORTFOLIOS:

    GROWTH PORTFOLIO
    GROWTH AND INCOME PORTFOLIO
    EQUITY PORTFOLIO
    EQUITY INCOME PORTFOLIO
    CAPITAL APPRECIATION PORTFOLIO
    SMALL COMPANY GROWTH PORTFOLIO
    SMALL COMPANY VALUE PORTFOLIO
    INTERNATIONAL GROWTH PORTFOLIO

INCOME PORTFOLIOS:

    GOVERNMENT SECURITIES PORTFOLIO
    HIGH-YIELD BOND PORTFOLIO
    TAX-EXEMPT INCOME PORTFOLIO

FLEXIBLE PORTFOLIO:

    MANAGED PORTFOLIO

MONEY MARKET PORTFOLIO:

    MONEY MARKET PORTFOLIO

       This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund's Prospectus.

       A copy of the Prospectus may be obtained by writing to the Fund at 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326, or by calling the Fund at the following numbers:

        1-800-432-4320
        1-800-368-3527 (SHAREHOLDER SERVICES)

       The date of the Prospectus to which this Statement of Additional Information relates is May 1, 1997.

       The date of this Statement of Additional Information is May 1, 1997.

                               TABLE OF CONTENTS

                                                                                                 PAGE NO.
                                                                                                 ---------
General Information and History
    (See Prospectus--General Information)......................................................          3
Investment Objectives and Policies
    (See Prospectus--Investment Objectives and Policies of the Portfolios).....................          3
Management of the Fund
    (See Prospectus--Management of the Fund)...................................................          6
Investment Advisory and Other Services.........................................................          9
Investment Advisory Agreement..................................................................          9
Portfolio Managers.............................................................................         10
Distributor's Agreement and Plan of Distribution...............................................         11
Miscellaneous
    (See Prospectus--Management of the Fund)...................................................         11
Purchase, Redemption and Pricing of Securities
    Being Offered..............................................................................         11
  Services for Investors
       (See Prospectus--How to Purchase Portfolio Shares;
       How to Redeem Portfolio Shares).........................................................         12
  Redemptions in Kind..........................................................................         13
  Determination of Net Asset Value.............................................................         14
Portfolio Transactions and Brokerage...........................................................         15
Performance Comparisons........................................................................         15
Custodian......................................................................................         16
Independent Accountants........................................................................         16
Taxes..........................................................................................         16
Financial Statements...........................................................................         17
Appendix.......................................................................................         18

                                 GENERAL INFORMATION AND HISTORY

                  The Enterprise Group of Funds, Inc. (the "Fund") was incorporated January 2, 1968 as Alpha Fund, Inc. Its name was changed to The Enterprise Group of Funds, Inc. on September 14, 1987, and at that same time: (i) the Fund's Board of Directors was authorized to establish any number of series of common stock of the Fund, each of which series would represent stock in a separate Portfolio; (ii) each outstanding share of the common stock of Alpha Fund, Inc. became one share of the newly established Growth Portfolio; and (iii) the Fund was reincorporated as a Maryland corporation with the shares of the Common Stock of the Fund divided into nine classes consisting of a separate class for each Portfolio. On May 31, 1989, the Fund's GNMA and Corporate Portfolios were combined with the Government Securities Portfolio reducing the number of Fund Portfolios to eight. Effective May 1, 1990, the Fund added its Money Market Portfolio. Effective April 21, 1993, the Fund liquidated the Precious Metals Portfolio. Effective October 1, 1993, the Fund added its Small Company Value Portfolio and effective October 3, 1994, the Fund added its Managed Portfolio. Effective May 1, 1995, the Fund added Class B and Class Y shares. Effective May 1, 1997 the Fund added Class C Shares and the Equity, Equity Income and Small Company Growth Portfolios.

                         INTERNATIONAL GROWTH  PORTFOLIO--Capital  appreciation,
                  primarily through a diversified portfolio of non-U.S. equity securities.

                         The International  Growth  Portfolio  Manager  believes
                  that, over the long term, investing across international equity markets based upon discrepancies between market prices and fundamental values may achieve a positive enhancement for the Portfolio's investment performance relative to the returns from the Benchmark.

                         Fundamental value is considered to be the current value
                  of long-term, sustainable future cash flows derived from a given asset class or security. In determining fundamental value, the Portfolio Manager examines the relative price to value of the investment opportunity based upon the prospects for relative economic growth among countries, regions or geographic areas; expected levels of inflation; government policies influencing business conditions; and the outlook for currency relationships. Investment decisions are based on comparisons of current market prices to fundamental values.

                         Although it may  invest anywhere  in the  world, it  is
                  expected that the Portfolio will primarily invest in the equity markets included in the Morgan Stanley Capital International Non-U.S. Equity (Free) Index which currently are Japan, the United Kingdom, Germany, France, Canada, Italy, the Netherlands, Australia, Switzerland, Spain, Hong Kong, Belgium, Singapore, Malaysia, Sweden, Denmark, Norway, New Zealand, Austria, Finland and Ireland. The composition of the Index may change over time, according to criteria established by Morgan Stanley.

                         The "Asset Allocation Mix," set forth below, represents
                  the asset allocation mix based on the Benchmark as of December 31, 1996, and may shift over time as the Benchmark index weights change.

                                           ASSET ALLOCATION MIX
                                         ------------------------        ASSET CLASS
                          ASSET CLASS                                  STRATEGY RANGES
                        ---------------                            ------------------------
                               Non-U.S.
                               Equities                     100%                   80-100%
                          Cash and Cash
                            Equivalents          0%        0-20%
                                              -----
                                               100%

                         The "asset class strategy  ranges" indicated above  are
                  the ranges within which the Fund expects to make its active asset allocations to specific asset classes. Under all but unusual market conditions, the Portfolio expects to adhere to the strategy ranges set forth above. However, the Portfolio's strategy ranges may be exceeded by the Portfolio under unusual market conditions.

                         The  investment policies of the Portfolios along with a
                  description of the securities in which the Portfolios invest, certain risks connected with investments in the Portfolios, and a description of investment techniques used by the Portfolios are set forth in the Prospectus.

                                   1.C INVESTMENT RESTRICTIONS

                  The Fund has adopted the following investment restrictions which cannot be changed as to any individual Portfolio without approval by the holders of a majority of the outstanding shares of the relevant Portfolio. (As used - in this Statement of Additional Information, "a majority of the outstanding shares of the relevant Portfolio" means the lessor of (i) 67% of the shares of the relevant Portfolio represented at a meeting at which more than 50% of the outstanding shares of that Portfolio are represented in person or by proxy or (ii) more than 50% of the outstanding shares of the relevant Portfolio.) Except as otherwise set forth, none of the Portfolios may:

                  1. As to 75% of the assets of any Portfolio, purchase the securities of any issuer if such purchase would cause more than 5% of the value of its assets to be invested in the securities of such issuer (except U.S. Government securities or those of its agencies or instrumentalities), or purchase more than 10% of the outstanding securities, or more than 10% of the outstanding voting securities, of any issuer.

                  2. Purchase securities of any company with a record of less than three years continuous operation (including that of predecessors) if such securities would cause the Portfolio's investment in such companies taken at cost to exceed 5% of the value of the Portfolio's total assets. (The High Yield Bond and Tax-Exempt Income Portfolios are not subject to this restriction.)

                  3. Purchase securities on margin, but it may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities and may make initial and maintenance margin deposits in connection with options and futures contracts as permitted by its investment program.

                  4. Make short sales of securities, unless at the time of such sale, it owns, or has the right to acquire at no additional cost to the Portfolio as the result of the ownership of convertible or exchange securities, an equal amount of such securities, and it will retain such securities so long as it is in a short portion as to them. In no event will a Portfolio make short sales of securities in such a manner that the value of its net assets used to cover such sales would exceed 15% of the value of its net assets at any time. The short sales of the type described above, which are called "sales against the box," may be used by a Portfolio when management believes that they will protect profits or limit losses in investments and would be used chiefly in deferring a tax gain or loss.

                  5. Borrow money, except that a Portfolio may borrow from banks as a temporary measure for emergency purposes and not for investment, in which case such borrowings may not be in excess of the lesser of: (a) 5% of its total assets taken at cost; or (b) 5% of the value of its assets at the time that the loan is made. A Portfolio will not purchase securities while borrowings are outstanding. A Portfolio will not pledge, mortgage or hypothecate its assets taken at market value to an extent greater than the lesser of 10% of the value of its net assets or 15% of the value of its total assets taken at cost.

                  6. Purchase or retain the securities of any issuer if those officers and directors of the Fund or of its investment advisor holding individually more than 1/2 of 1% of the securities of such issuer together own more than 5% of the securities of such issuer.

                  7. Purchase the securities of any other investment company except in the open market in a transaction involving no commission or profit to a sponsor or dealer (other than the customary sales load or broker's commission) or as a part of a merger, consolidation, acquisition or reorganization.

                  8. Invest in real estate; this restriction does not prohibit the Fund from investing in the securities of real estate investment trusts.

                  9. Invest for the purpose of exercising control of management of any company.

                  10. Underwrite securities issued by others except to the extent that the disposal of an investment position may qualify the Portfolio or the Fund as an underwriter as that term is defined under the Securities Act of 1933, as amended,

                  11. Except for the Money Market Portfolio, make any investment which would cause more than 25% of the total assets of the Portfolio to be invested in securities issued by companies principally engaged in any one industry; provided, however, that: (i) this limitation does not apply to investments in U.S. Government Securities as well as its agencies and instrumentalities, general obligation bonds, municipal securities other than industrial development bonds issued by non-governmental users, and (ii) utility companies will be divided according to their services (for example, gas, gas transmission, electric, electric and gas, and telephone will each be considered a separate industry). The Money Market Portfolio may invest more that 25% of its total assets in U.S. Government Securities as well as its agencies and instrumentalities and certain bank instruments issued by domestic banks. The instruments in which the Money Market Portfolio may invest in excess of 25%, in the aggregate, of its total assets are letters of credit and guarantees, negotiable certificates of deposit, time deposits, commercial paper and bankers acceptances meeting the investment criteria for the Money Market Portfolio.

                  12. Participate with others in any trading account. This restriction does not prohibit the Fund or any Portfolio from combining portfolio orders with those of other Portfolios or other clients of the investment adviser or Portfolio Managers when to do so would permit the Fund and one or more Portfolios to obtain a large-volume discount from ordinary brokerage commissions when negotiated rates are available. (See "Portfolio Transactions and Brokerage" below.)

                  13. Invest more than 10% of the value of its assets in securities which are subject to legal or contractual restrictions on resale or are otherwise not readily saleable.

                         In addition,  management of  the Fund  has adopted  the
                  following restrictions which apply to all of the Portfolios and may be changed only by the Board of Directors of the Fund. No Portfolio will: (i) lend its assets to any person or individual, except by the purchase of bonds or other debt obligations customarily sold to institutional investors, (ii) invest more than 5% of the value of its net assets, valued at the lower of cost or market, in warrants (Included in that amount, but not to exceed 2% of the value of the Portfolio's net assets, may be warrants which are not listed on the New York or American Stock Exchanges. Warrants acquired by a Portfolio in units or attached to securities may be deemed to be without value.), or (iii) invest in oil, gas, or other mineral leases or engage in arbitrage transactions.

                                      MANAGEMENT OF THE FUND

                  The directors and officers of the Fund, and their principal occupations during the past five years, are set forth below. Directors who are "interested persons", as defined in the 1940 Act, are denoted by an asterisk. As to their duties relative to the Fund, the address of each is Atlanta Financial Center, 3343 Peachtree Road, N.E., Ste. 450, Atlanta, GA 30326.

                         NAME, AGE AND POSITION WITH THE FUND     PRINCIPAL OCCUPATION PAST FIVE YEARS
                        --------------------------------------  ----------------------------------------
                        Arthur T. Dietz (73)                    Member of the Audit Committee President,
                          Director                              ATD Advisory Services, Inc. since  1996;
                                                                President   and  Chief  Chief  Executive
                                                                Officer, Strategic Portfolio Management,
                                                                Inc.,  1987-1996;  Mills  B.  Lane  Pro-
                                                                fessor  of  Finance  and  Banking, Emory
                                                                University, 1954-1988; Trustee,
                                                                Enterprise Accumulation Trust; Director,
                                                                Medical Synergies, Inc.
                        *Samuel J. Foti (45)                    President and  Chief Operating  Officer,
                          Director                              MONY    since   1994;   Executive   Vice
                                                                President,  MONY  (1991-1994);  Trustee,
                                                                MONY  since 1993;  Senior Vice President
                                                                and Chief Marketing Officer, MONY  (1989
                                                                -1991); Trustee, Enterprise Accumulation
                                                                Trust.
                        Arthur Howell (78)                      Of  Counsel, law firm of Alston Director
                                                                &  Bird,  Atlanta,  Georgia;   President
                                                                Chairman  of  the  Audit  Committee  and
                                                                Chairman   of    the    Board,    Summit
                                                                Industries,   Inc.;  Secretary   of  the
                                                                Executive  Committee,  Crescent  Banking
                                                                Co., Inc.; Trustee, Enterprise
                                                                Accumulation Trust.

                        William A. Mitchell, Jr. (59)           President,  Carter  &  Associates  (real
                          Director                              estate development),  Atlanta,  Georgia;
                                                                Trustee, Enterprise Accumulation Trust.
                        Lonnie H. Pope (63)                     President and Chief Executive Officer of
                          Director                              AFF,  Inc. (creator  and manufacturer of
                          Member of the Audit Committee         aromatics,  flavors   and   fragrances),
                                                                Marietta,  Georgia;  Trustee, Enterprise
                                                                Accumulation Trust.
                        *Michael I. Roth (51)                   Chairman and  Chief  Executive  Officer,
                          Director                              MONY  since  1993;  President  and Chief
                                                                Executive  officer,  MONY   (1991-1993);
                                                                Executive   Vice  President   and  Chief
                                                                Financial  Officer,  MONY   (1989-1991);
                                                                Executive   Vice  President   and  Chief
                                                                Financial Officer, Primerica Corporation
                                                                (1987);   Executive   Vice    President,
                                                                Primerica Corporation (1982-1987);
                                                                Trustee,  Enterprise Accumulation Trust;
                                                                Director,  American   Council  of   Life
                                                                Insurance (ACLI).
                        *Victor Ugolyn (49)                     Chairman,  President and Chief Executive
                          Director                              Officer, The Enterprise Group of  Funds,
                                                                Inc. since 1991; Chairman, President and
                                                                Chief   Executive   Officer,  Enterprise
                                                                Capital and  Enterprise  Fund  Distribu-
                                                                tors,   Inc.   since   1991;   Chairman,
                                                                President and  Chief Executive  Officer,
                                                                Enterprise   Accumulation   Trust;  Vice
                                                                Chairman and  Chief  Marketing  Officer,
                                                                Value Line Securities, Inc. (1986-1991).
                        Catherine R. McClellan (41)             Secretary, Enterprise Accumulation
                          Secretary                             Trust;  Senior Vice President, Secretary
                                                                and Chief  Counsel,  Enterprise  Capital
                                                                Management, Inc.; Senior Vice President,
                                                                Secretary  and Chief Counsel, Enterprise
                                                                Fund Distributors, Inc.
                        Herbert M. Williamson (46)              Assistant   Secretary   and   Treasurer,
                          Treasurer                             Enterprise Accumulation Trust,
                                                                Enterprise  Capital Management, Inc. and
                                                                Enterprise Fund Distributors, Inc.
                        Phillip G. Goff (33)                    Vice  President   and  Chief   Financial
                          Vice President                        Officer,  Enterprise Accumulation Trust,
                                                                Enterprise Capital Management, Inc.  and
                                                                Enterprise  Fund Distributors, Inc. 1995
                                                                -present;  Audit   Manager,  Coopers   &
                                                                Lybrand, L.L.P., 1986 - 1995.

                 * Messrs. Foti, Roth and Ugolyn are "interested persons" of the Fund, of Enterprise Capital Management, Inc. (the Fund's investment adviser), and of Enterprise Fund Distributors, Inc. (the distributor of the Fund's Shares), as that term is defined in the Investment Company Act of 1940.

                         At December 31, 1996, the officers and directors of the
                  Fund as a group owned less than one percent of the shares of each Portfolio.

                         The Fund  pays  fees to  those  directors who  are  not
                  "interested persons" of the Fund at the rate of $10,000 per director per year plus $1,000 for each special or committee meeting attended. The Fund pays no salaries, fees or compensation to any of its officers, since these expenses are borne by the Fund's investment adviser, Enterprise Capital Management, Inc. No fees were paid to the "interested" directors of the Fund.

                         The  following sets forth compensation  paid to each of
                  the Directors during 1996:

                                                             (3)
                                                           PENSION
                                                             OR                           TOTAL
                                                          RETIREMENT                  COMPENSATION
                                                (2)       BENEFITS                        FROM
                                             AGGREGATE     ACCRUED       (4)(5)        REGISTRANT
                                           COMPENSATION    AS PART      ESTIMATED       AND FUND
                               (1)             FROM        OF FUND   ANNUAL BENEFITS  COMPLEX PAID
                              NAME          REGISTRANT    EXPENSES   UPON RETIREMENT  TO DIRECTORS*
                        Arthur T. Dietz      $  14,500      None             None       $  23,350
                        Arthur Howell        $  14,500      None             None       $  23,350
                        William A.
                        Mitchell, Jr.        $  13,000      None             None       $  21,250
                        Lonnie H. Pope       $  14,500      None             None       $  23,350

                  * Each Director received fees for services as a Trustee of Enterprise Accumulation Trust.

                              INVESTMENT ADVISORY AND OTHER SERVICES

                  INVESTMENT ADVISORY AGREEMENT

                         The  Fund  has  entered  into  an  Investment  Advisory
                  Agreement (the "Adviser's Agreement") with Enterprise Capital Management, Inc. ("Enterprise Capital") which, in turn, has entered into Portfolio Manager's Agreements with each of the Portfolio Managers as discussed in the Prospectus. Enterprise Capital functions as the adviser to the Money Market Portfolio. Enterprise Capital is a subsidiary of The Mutual Life Insurance Company of New York ("MONY"), one of the nation's largest insurance companies. Enterprise Capital was incorporated in 1986. Enterprise Capital's address is Suite 450, 3343 Peachtree Road, Atlanta, Georgia 30326. Victor Ugolyn, who is President of the Fund, is also Chairman of the Board and President of Enterprise Capital.

                         The Adviser's Agreement obligates Enterprise Capital to
                  provide investment advisory services to the Portfolios of the Fund, to furnish the fund with certain administrative, clerical, bookkeeping and statistical services, office space and facilities, and to pay the compensation of the officers of the Fund. Each Portfolio pays all other expenses incurred in its operation, and a portion of the Fund's general administrative expenses are allocated to the Portfolios either on the basis of their asset size, on the basis of special needs of any Portfolio, or equally as is deemed appropriate. The Fund's Board of Directors annually reviews allocation of expenses among the Portfolios.

                         The  Adviser's Agreement  authorizes Enterprise Capital
                  to enter into subadvisory agreements with various investment advisers as Portfolio Managers for the Portfolios of the Fund. The Portfolio Manager's Agreements are substantially the same in all material respects except for the names of the Portfolio Managers and the rates of compensation, which consist of a portion of the management fee that is paid by the Fund to Enterprise Capital and which Enterprise Capital pays to the Portfolio Managers.

                         Enterprise  Capital  is  the Portfolio  Manager  of the
                  Money Market Portfolio. It utilizes the services of The Mutual Life Insurance Company of New York employees for certain services relating to management of the Portfolio. These services include but are not limited to the initial credit review of approved issuers and trading. All such services are provided on a cost reimbursement basis.

                         Expenses that  are  borne directly  by  the  Portfolios
                  incurring such costs include redemption expenses, expenses of portfolio transactions, shareholder servicing costs, mailing costs, expenses of registering the shares under federal and state securities laws, accounting and pricing costs (including the daily calculation of net asset value and daily dividends), interest, certain taxes, legal services, auditing services, charges of the custodian and transfer agent, and other expenses attributable to an individual account. Expenses which are generally allocated either on the basis of size or equally among the respective Portfolios include director fees, legal expenses, state franchise taxes, costs of printing of proxies, prospectuses, registration statements and shareholder reports, printing and issuance of stock certificates and other expenses properly payable by the Fund that are allocable to the respective Portfolios. Litigation costs, if any, may be directly allocable to the Portfolios or allocated on the basis of the size of the respective Portfolios. The Board of Directors has determined that this is an appropriate method of allocation of expenses.

                         Enterprise Capital has  advised the Fund  that it  will
                  reimburse such portion of the fees due to it under the Adviser's Agreement as is necessary to assure, for the period commencing January 1, 1997 and ending no earlier than December 31, 1997 that expenses incurred by the Portfolios will not exceed those which appear as part of the Expense table, page 2, to the Prospectus. This commitment was also in effect from January 1, 1989 through December 31, 1996.

                         The table  below  sets  forth  the  1996  breakdown  by
                  Portfolio of (1) the investment advisory fee paid to Enterprise Capital, (2) the percentage of the Management Fee to be paid by Enterprise Capital to the Portfolio Manager, (3) the portfolio management fee paid by Enterprise Capital to the Portfolio Manager, (4) the net advisory fee left to Enterprise Capital after payment of the portfolio management fee, and (5) the amount of the expense reimbursement paid by Enterprise Capital to the Portfolio to assure that expenses incurred by the Portfolio did not exceed 2.0% of average annual net assets for the Equity Portfolios and 1.3% of average annual net assets for the Income Portfolios. To the extent that the Management Fee equals or exceeds .75% of the average daily net asset values of a Portfolio, such fee is higher than the fee charged to most investment companies. However, the Board of Directors has determined that such fees are reasonable in light of the services, investment decisions and investment techniques employed by the Portfolios.

                        PORTFOLIO                              (1)         (2)        (3)        (4)        (5)
                        ----------------------------------
                        Growth............................  $1,282,393     40%(1)    474,978    807,415  37,407(2)
                        Equity Income.....................     523,261        40%    209,391    313,870    126,447
                        Capital Appreciation..............     935,780     66%(3)    611,348    324,432  21,601(2)
                        Small Company Value...............     153,784     40%(4)     72,105     81,679    128,396
                        International Growth..............     353,427        50%    187,181    166,246     80,932
                        Government Securities.............     490,882     50%(5)    229,645    261,237     94,868
                        High-Yield Bond...................     339,960        50%    170,056    169,904    114,041
                        Tax-Exempt Income.................     162,828        50%     81,452     81,376     51,959
                        Managed...........................   1,164,633        53%    568,181    596,452     --
                        Money Market......................     160,844     --         --        160,844     82,594

                               (1)33% of assets $100,000,001 - $200,000,000

                               (2)
                                 Reflects total expenses before reduction for brokerage commission credits which are reflected as expense reimbursement.

                               (3)60% of assets in excess of $100,000,001 -
                                  $200,000,000

                               (4)42% of assets in excess of $500,000,001

                               (5)53% of assets in excess of $20,000,001

                  PORTFOLIO MANAGERS

                  MONTAG & CALDWELL, INC.

                         Montag & Caldwell was established in 1945 as an
                  investment adviser.

                  TCW FUNDS MANAGEMENT, INC.

                         TCW Funds Management, Inc. was established for the sole
                  purpose  of  managing  investment portfolios.  The  1997 Money
                  Market Directory of Pension Funds and their Investment Managers ranks TCW as the 13th largest investment counselling firm in the United States of the 1,261 firms surveyed.

                         Additional information concerning the Portfolio
                  Managers and their annual rate of compensation is set forth in the Prospectus.

                  DISTRIBUTOR'S AGREEMENT AND PLAN OF DISTRIBUTION

                         The Distributor's Agreements and Plans of  Distribution
                  (the "12b-1 Plans") between the Fund and Enterprise Fund Distributors, Inc. ("Enterprise Distributors"), pursuant to which Enterprise Distributors serves as principal underwriter of the Fund's shares, is described in the Prospectus. The 12b-1 Plans provide for the payment by the Fund to Enterprise Distributors of a daily distribution fee.

                             TOTAL CONTINGENT DEFERRED SALES CHARGES

                                                                                                      TRAVEL,
                                                                                                    TELEPHONE &
                                   DISTRIBUTION COMMISSION &     CDSC       CDSC PAID  MARKETING &     OTHER
                                   FEES PAID   SALES FEES     COLLECTED &      TO      ADVERTISING  AUTHORIZED
                                    TO EFD     PAID TO EFD    PAID TO EFD    DEALERS    FEES PAID    FEES PAID
                        1996       $3,696,663   $ 692,305      $   6,916    $1,725,493  $1,045,791   $ 328,418
                        1995       $2,487,595   $ 505,970      $   3,074    $1,255,109  $ 585,683    $ 301,269
                        1994       $2,232,408   $ 627,245      $  23,779    $2,322,408  $ 866,155    $ 535,608

                  MISCELLANEOUS

                  The terms of each of the Investment Adviser's Agreement, the Distributor's Agreements and Plans of Distribution, the
                  Transfer Agent Agreement, the Accounting Agreement and the Portfolio Manager's Agreements (collectively, the "Agreements") provide that each such Agreement: (i) will automatically terminate upon "assignment," as such term is defined in the Investment Company Act of 1940 (the "1940 Act"); (ii) must be approved annually by the Fund's Board of Directors or by vote of a majority of the outstanding voting securities; and (iii) must be approved annually in person by vote of a majority of the directors of the Fund who are not parties to such contract or "interested persons" (as such term is defined in the 1940 Act) of such party. Each Agreement further provides that it can be terminated without penalty by either party thereto upon 60 days written notice to the other party. The Distributor's Agreement and Plan of Distribution were most recently approved by the shareholders at the Special Meeting of Shareholders held April 26, 1995. The Investment Adviser's Agreement was most recently approved by the shareholders at the Annual Meeting of Shareholders held July 25, 1988. The Fund's Board of Directors most recently approved continuance of the Investment Adviser's Agreement and the Portfolio Manager's Agreements on February 20, 1997.

                   PURCHASE, REDEMPTION AND PRICING OF SECURITIES BEING OFFERED

                  Information concerning purchase and redemption of shares of the Fund's Portfolios, as well as information concerning computation of net asset value per share is set forth in the Fund's Prospectus.

                  SERVICES FOR INVESTORS

                  For the convenience of investors, the following plans are available. Investors should realize that none of these plans can guarantee profit or insure against loss. The costs of these shareholder plans (exclusive of the employee benefit plans) are paid by Enterprise Distributors, except for the normal cost of issuing shares, which is paid by the Fund.

                  AUTOMATIC REINVESTMENT PLAN. All shareholders, unless they request otherwise, are enrolled in the Automatic Reinvestment Plan under which dividends and capital gains distributions on their shares are automatically reinvested in shares of the same Class of Portfolio(s) at the net asset value per share computed on the record date of such dividends and capital gains distributions. The Automatic Reinvestment Plan may be terminated by participants or by the Fund at any time. No sales charge is applied upon reinvestment of dividends or capital gains.

                  AUTOMATIC BANK DRAFT PLAN. An Automatic Bank Draft Plan is available for investors who wish to purchase shares of one or more of the Portfolios in amounts of $25 or more on a regular basis by having the amount of the investment automatically deducted from the investor's checking account. The minimum initial investment for this Plan is $100. Forms authorizing this service are available from the Fund.

                  AUTOMATIC INVESTMENT PLAN. An investor may debit any Class of a Portfolio Account on a monthly basis for automatic investments into one or more of the other Portfolios of the same Class. The Portfolio from which the investment will be made is subject to the $1,000 minimum. The investor may then choose to have $50 or more transferred to either an established Enterprise Portfolio, or they may open a new account subject to an initial minimum investment of $100.

                  LETTER OF INTENT INVESTMENTS. Any investor may execute a Letter of Intent covering purchases of Class A shares of $100,000 or more, at the public offering price, of Fund shares to be made within a period of 13 months. A reduced sales charge will be applicable to the total dollar amount of Class A shares purchased in the 13-month period provided at least $100,000 is purchased. The minimum initial investment under a Letter of Intent is 5% of the amount indicated in the Letter of Intent. Shares purchased with the first 5% of such amount will be held in escrow (while remaining registered in the name of the investor) to secure payment of the higher sales charge applicable to the shares actually purchased if the full amount indicated is not purchased, and such escrowed shares will be involuntarily redeemed to pay the additional sales charge, if necessary. When the full amount indicated has been purchased, the escrow will be released.

                         Investors  wishing to enter into  a Letter of Intent in
                  conjunction with their investment in Class A shares of the Portfolios should complete the appropriate portion of the new account application.

                  RIGHT OF ACCUMULATION DISCOUNT. Investors who make an additional purchase of Class A shares of the Fund which, when combined with the value of their existing aggregate holdings of shares of the Portfolios of the Fund, each calculated at the then applicable net asset value per share, at the time of the additional purchase, equals $100,000 or more, will be entitled to the reduced sales charge shown under "How to Purchase Portfolio Shares" in the Prospectus on the full amount of each additional purchase.

                  For purposes of determining the discount, holdings of Fund shares of the investor's spouse, immediate family or accounts controlled by the investor, whether as a single investor or trustee of, or participant in, pooled and similar accounts, will be aggregated.

                  CHECKWRITING. A check redemption feature is available on the Money Market Portfolio Class A shares with opening balances of $5,000 or more. Redemption checks may be made payable to the order of any person in any amount from $500 to $100,000. Up to five redemption checks per month may be written without charge. Each additional redemption check over five in a given month will be subject to a $5 fee. Redemption checks are free and may be obtained from the Transfer Agent or by contacting Enterprise Capital Management. A $25 fee will be imposed on any account for stopping payment of a redemption check upon request of the shareholder. It is not possible to use a redemption check to close out an account since additional shares accrue daily.

                  SYSTEMATIC WITHDRAWAL PLAN. Investors may elect a Systematic Withdrawal Plan under which a fixed sum will be paid monthly, quarterly, or annually. There is no minimum withdrawal payment required. Shares in the Plan are held on deposit in noncertificate form and any capital gain distributions and dividends from investment income are invested in additional shares of the Portfolio(s)at net asset value. Shares in the Plan account are then redeemed at net asset value to make each withdrawal payment. Redemptions for the purpose of withdrawals are made on or about the 15th day of the month of payment at that day's closing net asset value, and checks are mailed within five days of the redemption date. Such distributions are subject to applicable taxation.

                         Because  withdrawal  payments may  include a  return of
                  principal, redemptions for the purpose of making such payments may reduce or even use up the investment, depending upon the size of the payments and the fluctuations of the market price of the underlying portfolio securities. For this reason, the payments cannot be considered as a yield of income on the investment.

                  RETIREMENT PLANS.  The  Fund offers various Retirement  Plans:
                  IRA (for all individuals with employment income); 403(b)(7) (for employees of certain tax-exempt organizations and schools); and corporate pension and profit sharing (including a 401(k) option) plans. For full details as to these plans, you should request a copy of the plan document from Enterprise Distributors. After reading the plan, you may wish to consult a competent financial or tax adviser if you are uncertain that the plan is appropriate for your needs.

                  REDEMPTIONS IN KIND

                  The Fund's Articles of Incorporation provide that it may redeem its shares in cash or with a pro rata portion of the assets of the Fund. To date, all redemptions have been made in cash, and the Fund anticipates that all redemptions will be made in cash in the future. In order to meet the requirements of certain state laws, the Fund has elected, pursuant to Rule 18f-1 under the 1940 Act, to commit itself to pay in cash all requests for redemption by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of: (i) $250,000; or (ii) 1% of the net asset value of the Fund at the beginning of such period. If shares are redeemed through a distribution of portfolio securities, the recipient would incur brokerage commissions upon the sale of such securities.

                  DETERMINATION OF NET ASSET VALUE

                  The net asset value of each Portfolio's shares is determined once daily as of the close of the New York Stock Exchange
                  (usually 4 p.m. Eastern time) on each day on which the Exchange is open for trading. The net asset value of a share is computed by dividing the value of the net asset of the Portfolio by the total number of shares outstanding.

                  MONEY MARKET PORTFOLIO

                         The  net asset value  of the Money  Market Portfolio is
                  computed by dividing the total value of the Portfolio's assets, less liabilities (including dividends payable), by the number of shares outstanding. The assets are determined by valuing the portfolio securities at amortized cost, pursuant to Rule 2a-7. The amortized cost method of valuation involves valuing a security at cost at the time of purchase and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument.

                         The purpose of the  amortized cost method of  valuation
                  is to attempt to maintain a constant net asset value per share of $1.00. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Portfolio would receive if it sold its portfolio securities. Under the direction of the Board of Directors, certain procedures have been adopted to monitor and stabilize the price per share. Calculations are made to compare the value of the portfolio securities, valued at amortized cost, with market values. Market valuations are obtained by using actual quotations provided by market makers, estimates of market value, or values obtained from yield data relating to classes of money market instruments published by reputable sources at the bid prices for those instruments. If a deviation of 1/2 of 1% or more between the $1.00 per share net asset value and the net asset value calculated by reference to market valuations has occurred, or if there are any other deviations which the Board of Directors believes will result in dilution or other unfair results material to shareholders, the Board of
                  Directors will consider what action, if any, should be initiated.

                         The  market value  of debt  securities usually reflects
                  yields generally available on securities of similar quality. When yields decline, the market value of a portfolio holding higher yielding securities can be expected to increase; when yields increase, the market value of a portfolio invested at lower yields can be expected to decline. In addition, if the Portfolio has net redemptions at a time when interest rates have increased, the Portfolio may be forced to sell portfolio securities prior to maturity at a price below the Portfolio's carrying value. Also, rather than market value, any yield quoted may be different from the yield that would result if the entire Portfolio were valued at market value, since the amortized cost method does not take market fluctuations into consideration.

                  OTHER PORTFOLIOS

                         The net asset value of Portfolios other than the  Money
                  Market Portfolio is computed by dividing the total value of the series' securities and other assets, less liabilities, by the number of series shares then outstanding. Securities other than money market instruments maturing in 60 days or less which are traded on a national exchange are valued at the last sale price as of the close of business on the day the securities are being valued, or, lacking any sales, at the last bid price. Securities other than money market instruments maturing in 60 days or less traded in the over-the-counter market are valued at the last bid price or at yield equivalent as obtained from one or more dealers that make markets in the securities. Securities which are traded both in the over-the-counter market and on a national exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the supervision of the Board of Directors. Money market instruments with maturities of 60 days or less are valued using the amortized cost method of valuation.

                               PORTFOLIO TRANSACTIONS AND BROKERAGE

                  The portfolio transactions and brokerage policies of the Fund are set forth in the Prospectus. In the last three fiscal years ended December 31, the Fund has paid the following aggregate amounts for brokerage commissions on transactions in portfolio securities: 1994 - $601,596; 1995 - $489,729; 1996 -
                  $762,622
                                     PERFORMANCE COMPARISONS

                  From time to time the Fund may advertise a Portfolio's "yield" as "total return." See the Prospectus under "Performance Comparisons" for an explanation of the method of calculation of "yield" or "total return."

                         From  time  to  time,  a  portfolio's  performance  and
                  performance of comparable investments may be compared to that of the Consumer Price Index or various unmanaged indexes such as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Lehman Brothers Government/ Corporate Bond Index, the Salomon Brothers Low Grade Index, the Lehman
                  Brothers Government Bond Index, Lehman Brothers Mortgage Backed Index, Lehman Brothers Municipal Bond Index, Morgan Stanley Goldmine Index, the Salomon Brothers Analytical Record of Yield and Yield Spreads, and the Salomon Brothers World Money Market Index; and it may also be compared to the performance of other appropriate fixed income or equity mutual funds or mutual fund indexes as reported by Lipper Analytical Services, Inc. ("Lipper") or CDA Investment Technologies, Inc. ("CDA"). Lipper and CDA are widely recognized independent mutual fund reporting services. Lipper and CDA performance calculations are based upon changes in net asset value with all dividends reinvested and do not include the effect of any sales charges. Also, a portfolio's performance may be compared to the historical returns of various investments, performances indexes of those investments or economic indicators, included but not limited to stocks, bonds, certificates of deposit, money market deposit accounts, money market funds and US Treasury Bills. Certain of these alternative investments may offer fixed rates of return and guaranteed principal and may be insured. Betas utilized will be calculated by CDA Investment Technologies, Inc.

                         The  Fund's performance may  be compared in advertising
                  to the performance of other mutual funds in general or the performance of particular types of mutual funds, especially those with similar objectives. Lipper Analytical Services, Inc. ("Lipper"), an independent mutual fund performance rating service headquartered in Summit, New Jersey, provides rankings which may be used from time to time.

                         The Fund may be compared in advertising to Certificates
                  of Deposit ("CDs") or other investments issued by banks. The Fund differs from bank investments in that bank products offer fixed or variable rates; principal is fixed and may be insured. Money markets seek to maintain a stable net asset value and yield fluctuates. Further, the Fund may offer greater liquidity or higher potential returns than CDs.

                         From  time to  time, the Fund  may provide hypothetical
                  illustrations based on past performance for a particular time period. Performance information for any Portfolio reflects only the performance of a hypothetical investment in the Portfolio during a particular time period on which the calculations are based. Performance information should be considered in light of the Portfolio's investment objectives and policies, characteristics and qualities of the Portfolio and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                         The  Fund  may  advertise examples  of  the  effects of
                  periodic investment plans, including the principal of dollar cost averaging. Dollar cost averaging programs provide an opportunity to invest a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when the price is high and more shares when the price is low. While such a strategy does not assure a profit guard against loss in a declining market, the investor's cost per share can be lower if fixed numbers of shares had been purchased at periodic intervals. In evaluating such a plan, consideration should be given to the shareholder's ability to continue purchasing shares through periods of low price levels.

                                            CUSTODIAN

                  State Street Bank and Trust Company of Boston, Massachusetts, has been retained to act as custodian of the assets of the Fund.

                                     INDEPENDENT ACCOUNTANTS

                  Coopers & Lybrand L.L.P. whose address is 1100 Campanile Building, Atlanta, Georgia, 30309, has been retained to serve as the Fund's independent accountants.

                                              TAXES

                  See the Prospectus for information concerning taxes.

                              FINANCIAL STATEMENTS

                                                                                                  ANNUAL REPORT
                                                                                                   PAGE NUMBER
                                                                                                  -------------
Financial Statements
Portfolios of Investment Securities, December 1, 1996...........................................            4
Statement of Assets and Liabilities, December 31, 1996..........................................           52
Statements of Operations for the Year Ended December 31, 1996...................................           54
Statements of Changes in Net Assets for Each of the Two Years Ended December 31, 1995 and
 1996...........................................................................................           56
Financial Highlights............................................................................           60
Notes to Financial Statements...................................................................           74
Report of Independent Accountants...............................................................           83

                                             APPENDIX
                               RATINGS OF CORPORATE DEBT SECURITIES

                  MOODY'S INVESTORS SERVICE, INC.(1)

                         Aaa  -- Bonds  rated Aaa are  judged to be  of the best
                  quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge."

                         Aa -- Bonds rated Aa are  judged to be of high  quality
                  by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds.

                         A -- Bonds  rated A possess  many favorable  investment
                  attributes and are to be considered as upper medium grade obligations.

                         Baa -- Bonds rated Baa  are considered as medium  grade
                  obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                         Ba  -- Bonds  rated Ba  are judged  to have speculative
                  elements: their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterize bonds in this case.

                         B  -- Bonds  rated B generally  lack characteristics of
                  the desirable investment. Assurance of interest and principal payments of or maintenance of other terms of the contract over any long period of time may be small.

                         Caa  --  Bonds rated  Caa  are of  poor  standing. Such
                  issues may be in default or there may be present elements of danger with respect to principal or interest.

                         Ca  -- Bonds  rated Ca represent  obligations which are
                  speculative in a high degree. Such issues are often in default or have other marked short-comings.
                  ---------------------------------
                  (1)Moody's applies numerical modifiers, 1, 2 and 3 in generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                  STANDARD & POOR'S CORPORATION(2)

                         AAA -- Bonds rated AAA have the highest rating assigned
                  by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

                         AA -- Bonds rated AA have a very strong capacity to pay
                  interest and repay principal and differ from the highest-rated issues only in a small degree.

                         A --  Bonds  rated A  have  a strong  capacity  to  pay
                  interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

                         BBB --  Bonds  rated  BBB are  regarded  as  having  an
                  adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher-rated categories.

                         BB,B,CCC,CC --  Bonds  rated BB,  B,  CCC, and  CC  are
                  regarded, on balance, as predominately speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
                  ---------------------------------
                  (2)Plus (+) or Minus (-): The ratings from AA to BB may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

                             STATEMENT OF ADDITIONAL INFORMATION
                                 RETIREMENT SYSTEM FUND INC.

                         This  Statement  of Additional  Information  sets forth
                  certain information with respect to shares offered by Retirement System Fund Inc. ("Fund"), an open-end diversified management investment company.

                        THIS  STATEMENT  OF  ADDITIONAL  INFORMATION  IS  NOT  A
                  PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THE FUND'S PROSPECTUS DATED JANUARY 28, 1997. A COPY OF THE PROSPECTUS MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO RETIREMENT SYSTEM FUND INC., P.O. BOX 2064, GRAND CENTRAL STATION, NEW YORK, NEW YORK 10163-2064, ATTENTION: STEPHEN P. POLLAK, ESQ.

                  Dated: January 28, 1997

                                        TABLE OF CONTENTS

                                                                                  PAGE
                                                                                   ---
The Fund.....................................................................           2
Additional Information About Investment Policies and Restrictions............           2
Federal Tax Treatment of Dividends and Distributions.........................          12
Miscellaneous Considerations.................................................          15
Valuation of Shares..........................................................          17
Performance Information......................................................          17
Administration of the Fund...................................................          21
Advisory and Other Services..................................................          24
Distribution Agreement.......................................................          25
Brokerage Allocation and Portfolio Turnover..................................          26
Description of Shares........................................................          27
Counsel and Auditors.........................................................          28
Control Persons..............................................................          28
Financial Statements.........................................................          32

THE FUND
                  Retirement System Fund Inc. ("Fund") is an open-end diversified management investment company which was organized under the laws of the State of Maryland on November 14, 1990. The Fund consists of seven diversified investment funds each with a different set of investment objectives and policies ("Investment Funds" or "Funds"). Currently investors may purchase shares of the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Money Market Fund. In the future, the Fund expects to offer shares of the Value Equity Fund, International Equity Fund and Actively Managed Fixed-Income Fund and has the authority to create additional funds as well. There can be no assurance that the investment objective of any Investment Fund can be attained.

                         Retirement  System  Investors  Inc.  (the   "Investment
                  Advisor") acts as the Fund's investment advisor. The Investment Advisor is a subsidiary of Retirement System Group Inc. ("Group"), a company formed as part of a reorganization, effective August 1, 1990, that externalized the management functions of RSI Retirement Trust (the "Trust"), an open-end diversified management investment company.

ADDITIONAL INFORMATION
ABOUT INVESTMENT POLICIES
AND RESTRICTIONS
                  The Fund's investment objectives and general investment policies are described in the Prospectus. This Statement of Additional Information provides additional information about the investment policies and strategies which may be used by the Fund. Additional investment restrictions are set forth below.

                  REPURCHASE AGREEMENTS

                  Each Fund may enter into repurchase agreements with broker-dealers or financial institutions deemed creditworthy under guidelines approved by the Board of Directors. A repurchase agreement is a short-term investment in which the purchaser (i.e., the Fund) acquires ownership of a debt security and the seller agrees to repurchase the obligation at a future time and set price, usually not more than seven days from the date of purchase, thereby determining the yield during the purchaser's holding period. The value of underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. The Fund makes payment for such securities only upon physical delivery or evidence of book entry transfer to the account of a custodian or bank acting as agent. The underlying securities may have maturity dates exceeding one year. The Fund does not bear the risk of a decline in value of the underlying securities unless the seller defaults under its repurchase obligation. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and loss including (i) possible decline in the value of the underlying security while the Fund seeks to enforce its rights thereto, (ii) possible subnormal levels of income and lack of access to income during this period, and
                  (iii) expenses of enforcing its rights.

                  REVERSE REPURCHASE AGREEMENTS

                  The Fund may enter into reverse repurchase agreements with broker-dealers or financial institutions deemed creditworthy under guidelines approved by the Board of Directors up to an aggregate value of not more than 5% of the Fund's total assets. Such agreements involve the sale of securities held by the Fund pursuant to the Fund's agreement to repurchase the securities at an agreed-upon date and price reflecting a market rate of interest. Such agreements are considered to be borrowings, and may be entered into only for temporary or emergency purposes. While a reverse repurchase transaction is outstanding, the Fund will maintain with its custodian in a segregated account cash, United States government securities or other liquid, high-grade debt obligations, marked to market daily, in an amount at least equal to the Fund's obligations under the reverse repurchase agreement.

                  WHEN-ISSUED AND DELAYED DELIVERY SECURITIES

                  From time to time, in the ordinary course of business, the Fund may make purchases of securities, at the current market value of the securities, on a forward commitment basis. "When-issued" securities are securities which have not been issued at the time they are purchased and thus delivery of and payment for these securities may be delayed for several weeks or more, as compared to the timing of a normal settlement. Delayed delivery securities are outstanding securities the settlement for which is negotiated, the price is fixed at the time of the commitment, but delivery and payment will take place after the date of the commitment. While the Fund will purchase securities on a forward commitment basis only with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time the Fund makes the commitment to purchase or sell securities on a forward commitment basis, it will record the transaction and thereafter reflect the value of such securities purchased or the proceeds to be received in determining its net asset value. Because subsequent changes in the market price will affect the value of the security to be delivered, the purchase of "when-issued" or delayed delivery securities creates the potential for profit or loss to the Fund without any investment by the Fund. At the time of delivery of the securities, their value may be more or less than the purchase or sale price.

                  LENDING FUND SECURITIES

                  The Fund may also lend portfolio securities to broker-dealers or financial institutions deemed creditworthy under guidelines approved by the Fund's Board of Directors. The Fund will lend portfolio securities only against collateral consisting of cash or United States government securities with an aggregate value at all times equal to or greater than the value of the securities loaned. The borrower would pay to the Fund an amount equal to any dividends or interest received on the securities lent. The Fund would retain all or a portion of the interest received on investment of the cash collateral or receive a fee from the borrower. Either the Fund or the borrower could terminate the Loan at any time.

                  OPTIONS AND FUTURES

                  As noted in the Prospectus, investment managers of the Funds may engage in certain options and futures strategies primarily in order to attempt to hedge the Fund's assets. An investment manager may use options on equity and debt securities in which the Fund is authorized to invest, stock index options, stock and stock index futures contracts and interest rate futures contracts ("futures contracts" or "futures") and options on futures contracts. The foregoing instruments are sometimes referred to collectively as "Hedging Instruments." Certain special characteristics of and risks associated with using Hedging Instruments are discussed below. In addition to the investment guidelines (described below) adopted by the Board of Directors to govern investment in Hedging Instruments, use of these instruments is subject to the applicable regulations of the Securities and Exchange Commission (the "SEC"), the several options and futures exchanges upon which options and futures are traded, the Commodity Futures Trading Commission ("CFTC") and the various state regulatory authorities.

                         The   Fund  will  not  use   leverage  in  its  hedging
                  strategies. In the case of transactions entered into as a hedge, the Fund will hold securities or other options or futures positions whose values are expected to offset ("cover") its obligations under the hedging strategies. The Fund will not enter into a hedging or option income strategy that exposes it to an obligation to another party unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash, receivables and short-term debt securities with a value sufficient to cover its potential obligations. The Fund will comply with guidelines established by the SEC with respect to coverage of hedging strategies by mutual funds, and will set aside cash and/or liquid, high-grade debt securities in a segregated account with its custodian in the amount prescribed. Securities or other options or futures positions used for cover and securities held in a segregated account cannot be sold or closed out while the hedging strategy is outstanding, unless they are replaced with similar assets. As a result, there is a possibility that the use of cover or segregation involving a large percentage of the Fund's assets could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

                         A  call  option is  a  short-term contract  pursuant to
                  which the purchaser of the option, in return for a premium, has the right to buy the security underlying the option at a specified price at any time during the term of the option. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option during the option term, to deliver the underlying security against payment of the exercise price. A put option is a similar contract that gives its purchaser, in return for a premium, the right to sell the underlying equity security at a specified price during the option term. The writer of the put option, who receives the premium, has the obligation upon exercise during the option term, to buy the underlying security at the exercise price.

                         A  stock index  assigns relative  values to  the stocks
                  included in the index and fluctuates with changes in the market values of those stocks. A stock index option operates in the same way as a more traditional stock option, except that exercise of a stock index option is effected with cash payment and does not involve delivery of securities. Thus, upon exercise of a stock index option, the purchaser will realize, and the writer will pay, an amount based on the difference between the exercise price and the closing price of the stock index.

                         The  Fund may purchase call  options on debt securities
                  that an investment manager intends to include in its portfolio in order to fix the cost of a future purchase. Call options also may be used as a means of participating in an anticipated price increase of a security on a more limited risk basis than would be possible if the security itself were purchased. In the event of a decline in the price of the underlying security, use of this strategy would serve to limit the potential loss to the Fund to the option premium paid; conversely, if the market price of the underlying security increases above the exercise price and the Fund either sells or exercises the option, any profit eventually realized will be reduced by the premium. The Fund may purchase put options in order to hedge against a decline in the market value of securities it holds. The put option enables the Fund to sell the underlying security at the predetermined exercise price; thus, the potential for loss to the Fund below the exercise price is limited to the option premium paid. If the market price of the underlying security is higher than the exercise price of the put option, any profit the Fund realizes on the sale of the security would be reduced by the premium paid for the put option less any amount for which the put option may be sold.

                         The  Fund  may write  covered call  and put  options on
                  securities in which it is authorized to invest for hedging or to increase income in the form of premiums received from the purchasers of the options. Because it can be expected that a call option will be exercised if the market value of the underlying security increases to a level greater than the exercise price, the Fund will write covered call options on securities generally when an investment manager believes that the premium received by the

                  Fund, plus anticipated appreciation in the market price of the underlying security up to the exercise price of the option, will be greater than the total appreciation in the price of the security. The strategy may be used to provide limited protection against a decrease in the market price of the security, in an amount equal to the premium received for writing the call option less any transactions costs. Thus, in the event that the market price of the underlying security held by the Fund declines, the amount of such decline will be offset wholly or in part by the amount of the premium received by the Fund. If, however, there is an increase in the market price of the underlying security and the option is exercised, the Fund would be obligated to sell the security at less than its market value.

                         A put  option gives  the purchaser  of the  option  the
                  right to sell, and the writer (seller) the obligation to buy, the underlying security at the exercise price during the option period. So long as the obligation continues, the writer may be assigned an exercise notice by the broker-dealer through whom such option was sold, requiring it to make payment of the exercise price against delivery of the underlying security. The operation of put options in other respects, including their related risks and rewards, is substantially identical to that of call options. Generally, the Fund would write covered put options on securities when an investment manager believes that the market price of the securities will not decline below the exercise price less the premiums received. If the put option is not exercised, the Fund will realize income in the amount of the premium received. This technique could be used to enhance current return during periods of market uncertainty. The risk in such a transaction would be that the market price of the underlying security would decline below the exercise price less the premiums received, in which case the Fund would expect to suffer a loss.

                  OPTIONS GUIDELINES

                  In view of the risks involved in using the options strategies described above, the Board of Directors has adopted the following investment guidelines to govern the Fund's use of such strategies (which guidelines may be modified by the Board without shareholder vote):

                               (1)options on equity securities and stock indexes
                                  will be  purchased or  written only  on  those
                      securities and stock indexes with respect to which options are traded on recognized United States options exchanges; on debt securities will be purchased or written only when an investment manager believes that there exists a liquid secondary market in such options,

                               (2)the Fund will write only covered options,  and
                                  each  such option will  remain covered so long
                      as the Fund is obligated under the option, and

                               (3)the Fund  will  not purchase  put  options  on
                                  securities not held in its portfolio.

                  SPECIAL CHARACTERISTICS AND RISKS OF OPTIONS TRADING

                  The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. If the Fund wishes to terminate its obligation to purchase or sell securities under a put or call option it has written, it may purchase a put or call option of the same series (i.e., an option identical in its terms to the option previously written); this is known as a closing purchase transaction. Conversely, in order to terminate its right to purchase or sell specified securities under a call or put option it has purchased, the Fund may write an option of the same series as the option held; this is known as a closing sale transaction. Closing transactions essentially permit the Fund to realize profits or limit losses on its options positions prior to the exercise or expiration of the option. Whether a profit or loss is realized from a closing transaction depends on the price movement of the underlying security and the market value of the option.

                         In  considering the use of options to enhance income or
                  to hedge the Fund, particular note should be taken of the following:

                               (1)The  value of an option position will reflect,
                                  among other things,  the current market  price
                      of the underlying security, the time remaining until expiration, the relationship of the exercise price to the market price, the historical price volatility of the underlying security and general market conditions. For this reason, the successful use of options as a hedging or income-enhancing strategy depends upon an investment manager's ability to forecast the direction of price fluctuations in the underlying securities.

                               (2)Options  normally have expiration  dates of up
                                  to nine  months.  The  exercise  price  of  an
                      option may be below, equal to or above the current market value of the underlying security. Options that expire unexercised have no value. Unless an option purchased by the Fund is exercised or unless a closing transaction is effected with respect to that position, a loss will be realized in the amount of the premium paid.

                               (3)A position in an exchange-listed option may be
                                  closed out only on an exchange that provides a
                      secondary market for identical options. Most exchange-listed options relate to stocks. Exchange markets for options on debt securities exist but are relatively new, and the ability to establish and close out positions on the exchanges is subject to the maintenance of a liquid secondary market will exist for any particular option at any specific time. In such event, it may not be possible to effect closing transactions with respect to certain options, with the result that the Fund would have to exercise those options which it has purchased in order to realize any profit. With respect to options written by the Fund, the inability to enter into a closing transaction may result in material losses to the Fund. For example, because the Fund must maintain a covered position with respect to any call option it writes on a security, it may not sell the underlying security during the period it is obligated under such option. This requirement may impair the Fund's ability to sell a portfolio security or make an investment at a time when such a sale or investment might be advantageous.

                               (4)The Fund's  activities in  the options  market
                                  may result in a higher portfolio turnover rate
                      and additional brokerage costs; however, the Fund also may save on commissions by using options as a hedge rather than buying or selling individual securities in anticipation of market movements.

                  FUTURES STRATEGIES

                  The Fund may engage in futures strategies to attempt to reduce the overall investment risk that would normally be expected to be associated with ownership of the securities in which it invests. The Fund may use interest rate futures contracts and options thereon to hedge its portfolio against changes in the general level of interest rates.

                         A stock index futures contract is a bilateral agreement
                  pursuant to which one party agrees to accept, and the other party agrees to make, delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the stocks comprising the index is made. Generally, contracts are closed out prior to the expiration date of the contract.

                         An  interest  rate  futures  contract  is  a  bilateral
                  agreement pursuant to which one party agrees to make, and the other party agrees to accept, delivery of the specified type of debt security called for in the contract at a specified future time and at a specified price. The Fund may purchase an interest rate futures contract when it intends to purchase debt securities but has not yet done so. This strategy may minimize the effect of all or part of an increase in the market price of the debt security which the Fund intends to purchase in the future. A rise in the price of the debt security prior to its purchase may either be offset by an increase in the value of the futures contract purchased by the Fund, or avoided by taking delivery of the debt securities under the futures contract. Conversely, a fall in the market price of the underlying debt security may result in a corresponding decrease in the value of the futures position. The Fund may sell an interest rate futures contract in order to continue to receive the income from a debt security, while endeavoring to avoid part or all of the decline in the market value of that security which would accompany an increase in interest rates.

                         Options on futures contracts are similar to options  on
                  securities, except that an option on a futures contract gives the purchaser the right, in return for the premium, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell a security, at a specified price at any time during the option term. Upon exercise of the option, the delivery of the futures position to the holder of the option will be accompanied by delivery of the accumulated balance that represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the future. The writer of an option, upon exercise, will assume a short position in the case of a call and a long position in the case of a put.

                         The Fund may purchase a call option on an interest rate
                  futures contract to hedge against a market advance in debt securities that the Fund plans to acquire at a future date. The purchase of a call option on an interest rate futures contract is analogous to the purchase of a call option on an individual debt security which can be used as a temporary substitute for a position in the security itself. The Fund also may write covered call options on interest rate futures contracts as a partial hedge against a decline in the price of debt securities held by the Fund or purchase put options on interest rate futures contracts in order to hedge against a decline in the value of debt securities held by the Fund.

                  FUTURES GUIDELINES

                  In view of the risks involved in using the futures strategies described above, the Board of Directors has adopted the following investment guidelines to govern the Fund's use of such strategies (which guidelines may be modified by the board without shareholder vote):

                               (1)the  Fund  will  use  interest  rate   futures
                                  contracts  and options thereon  solely in bona
                      fide hedging transactions or under other circumstances permitted by the CFTC;

                               (2)the  Fund  will not  purchase or  sell futures
                                  contracts or related  options if,  immediately
                      thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets;

                               (3)in instances  involving  the purchase  by  the
                                  Fund  of futures  contracts or  the writing of
                      related options, an amount of cash, United States Government securities or other liquid, high-grade debt instruments equal to the market value of the futures positions held (or the Fund's exposure in the case of futures-related options) less any initial margin deposits thereon held by the custodian will be deposited in a segregated account with the Fund's custodian to collateralize the position and thereby insure that the use of such futures contracts or related options is unleveraged;

                               (4)the value of all  futures contracts sold  will
                                  not  exceed  the  total  market  value  of the
                      Fund's total assets;

                               (5)futures contracts and related options will not
                                  be purchased  if immediately  thereafter  more
                      than 25% of the Fund's total assets would be so invested; and

                               (6)the Fund will not write put options on futures
                                  contracts except to effect closing
                      transactions.

                  SPECIAL CHARACTERISTICS AND RISKS OF FUTURES TRADING

                  No price is paid upon entering into futures contracts. Instead, upon entering into a futures contract, the Fund is required to deposit with the Fund's custodian in a segregated account in the name of the futures broker through whom the transaction is effected an amount of cash, United States government securities or other liquid, high-grade debt instruments generally equal to 10% or less of the contract value. This amount is known as "initial margin." When writing a call option on a futures contract, options premium also must be deposited in accordance with applicable exchange rules. Subsequent payments, called "variation margin," to and from the broker, are made on a daily basis as the value of the futures position varies, a process known as "marking to the market." For example, when the Fund purchases a contract and the value of the contract rises, the Fund receives from the broker a variation margin payment equal to that increase in value. Conversely, if the value of the futures position declines, the Fund is required to make a variation margin payment to the broker equal to the decline in value. Unlike margin in securities transactions, margin on futures contracts does not involve borrowing to finance the futures transactions. Rather, margin on futures contracts is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied.

                         Holders and writers of futures positions and options on
                  futures positions can enter into offsetting closing transactions by selling or purchasing, respectively, a futures position or related options position with the same terms as the position or option held or written. Positions in future contracts may be closed only on an exchange or board of trade providing a secondary market for such futures contracts.

                         Under  certain  circumstances,  futures  exchanges  may
                  establish daily limits on the amount that the price of a futures contract or related option may vary either up or down from the previous day's settlement price. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond the limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. Futures or related options prices could move to the daily limit for several consecutive trading days with little or no trading and thereby prevent prompt liquidation of positions and subject some traders to substantial losses. In such event, it may not be possible for the Fund to close a position and in the event of adverse price movements, the Fund would have to make daily cash payments of variation margin (except in the case of purchased options). However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the contracts can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, there is no guarantee that the price of the securities will, in fact, correlate with the price movements in the contracts and thus provide an offset to losses on the contracts.

                         In considering the use of futures contracts and related
                  options by the Fund, particular note should be taken of the following:

                               (1)Successful  use   by  the   Fund  of   futures
                                  contracts and related options will depend upon
                      an investment manager's ability to predict movements in the direction of the interest rate markets, which requires different skills and techniques than predicting changes in the prices of individual securities. Moreover, futures contracts relate not to the current price level of the underlying instrument but to the anticipated levels at some point in the future. There is, in addition, the risk that the movements in the price of the futures contract will not correlate with the movements in prices of the securities being hedged. For example, if the price of the securities being hedged has moved in a favorable direction, this advantage may be partially offset by losses in the futures position. If the price of the futures contract moves more than the price of the underlying securities, the Fund will experience either a loss or a gain on the future which may or may not be completely offset by movements in the price of the securities that are the subject of the hedge.

                               (2)In addition to the possibility that there  may
                                  be an imperfect correlation, or no correlation
                      at all, between price movements in the futures position and the securities being hedged, movements in the prices of futures contracts may not correlate perfectly with movements in the prices of the hedged securities due to price distortions in the futures markets. There may be several reasons unrelated to the value of the underlying securities that cause this situation to occur. First, as noted above, all participants in the futures market are subject to initial and variation margin requirements. If, to avoid meeting additional margin deposit requirements or for other reasons, investors choose to close a significant number of futures contracts through offsetting transactions, distortions in the normal price relationship between the securities and the futures markets may occur. Second, because the deposit requirements in the futures market are less onerous than margin requirements in the securities market, there may be increased participation by speculators in the futures market; such speculative activity in the futures market also may cause temporary price distortions. As a result, correct forecast of general market trends may not result in successful hedging through the use of futures contracts over the short term. In addition, activities of large traders in both the futures and
                      securities   markets   involving   arbitrage   and   other
                      investment strategies may result in temporary price distortions.

                               (3)Positions in futures  contracts may be  closed
                                  out  only  on an  exchange  or board  of trade
                      which provides a secondary market for such futures contracts. Although the Fund intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract at any particular time. In such event, it may not be possible to close a futures position, and in the event of adverse price movements, the Fund would continue to be required to make variation margin payments.

                               (4)Like options on securities, options on futures
                                  contracts have a limited life. The ability  to
                      establish and close out options on futures will be subject to the development and maintenance of liquid secondary markets on the relevant exchanges or boards of trade. There can be no certainty that liquid secondary markets for all options on futures contracts will develop.
                      However, the Fund will not trade options on futures contracts on any exchange or board of trade unless and until, in an investment manager's opinion, the market for such options has developed sufficiently that the risks in connection with options on futures transactions are not greater than the risks in connection with futures transactions.

                               (5)Purchasers of options on futures contracts pay
                                  a  premium in  cash at  the time  of purchase.
                      This amount and the transaction costs are all that is at risk. Sellers of options on futures contracts, however, must post an initial margin and are subject to additional margin calls which could be substantial in the event of adverse price movements. In addition, although the maximum amount at risk when the Fund purchases an option is the premium paid for the option and the transaction costs, there may be circumstances when the purchase of an option on a futures contract would result in a loss to the Fund when the use of a futures contract would not, such as when there is no movement in the value of the securities being hedged.

                               (6)As  is  the  case  with  options,  the  Fund's
                                  activities in the  futures markets may  result
                      in a higher portfolio turnover rate and additional transaction costs in the form of added brokerage commissions; however, the Fund also may save on commissions by using such contracts as a hedge rather than buying or selling individual securities in anticipation or as a result of market movements.

                  ADDITIONAL INVESTMENT RESTRICTIONS

                  The Fund's investment program is subject to a number of investment restrictions which reflect self-imposed standards as well as Federal and state regulatory limitations. The investment restrictions recited below are matters of fundamental policy which cannot be changed for any Investment Fund without the approval of the holders of a majority of the outstanding shares of the affected Investment Fund or Funds. Each Investment Fund may not:

                     (1) Concentrate   25%  or  more  of  its  total  assets  in
                         securities of issuers in any one industry (for this purpose the United States Government, its agencies and instrumentalities are not considered an industry);

                     (2) With respect to  75% of its  total assets, invest  more than 5% of its total assets in the securities of any single issuer (for this purpose the United States Government, its agencies and instrumentalities are not considered a single issuer);

                     (3) Borrow money,  except that  the  Fund may  borrow  from banks as a temporary measure for extraordinary or emergency purposes in an amount not exceeding 10% of the value of the total assets of the Fund at the time of such borrowing, provided that, while borrowings of the Fund (including reverse repurchase agreements) equaling 5% or more of its assets are outstanding, the Fund will not purchase securities;

                     (4) Invest  more than 10%  of its total  assets in illiquid
                         securities,  including   repurchase   agreements   with
                         maturities greater than seven days;

                     (5) Pledge,  mortgage  or  hypothecate  the  assets  of any
                         Investment Fund to any extent greater than 10% of the value of the total assets of that Investment Fund;

                     (6) Issue senior securities;

                     (7) Act  as an underwriter of securities within the meaning of the Federal securities laws except insofar as it might be deemed to be an underwriter upon disposition of certain portfolio securities;

                     (8) Purchase or  sell  real  estate,  but  this  shall  not prevent investments in instruments secured by real estate or interest therein or in marketable securities of issuers which invest in real estate or engage in real estate operations;

                     (9) Make loans to other persons,  except the Fund may  make time or demand deposits with banks, may purchase bonds, debentures or similar obligations that are publicly distributed or of a type customarily purchased by institutional investors, may loan portfolio securities and may enter into repurchase and reverse repurchase agreements;

                     (10)Purchase  securities on  margin or make  short sales of securities;

                     (11)Purchase or  sell  commodities or  commodity  contracts except futures contracts on financial instruments, foreign currencies and stock indexes; or

                     (12)Enter into  foreign  currency  transactions  if,  as  a result, more than 25% of the value of the Fund's total assets would be committed to such contracts.

                         The following are investment restrictions which may  be
                  changed with respect to an Investment Fund or Funds by a vote of a majority of the Board of Directors of the Fund. Each Investment Fund may not:

                     (1) Invest  in  companies  for  the  purpose  of exercising control or management; or

                     (2) Invest in  securities  of  other  investment  companies except as part of a merger, consolidation, reorganization or purchase of assets approved by the Fund's shareholders.

                         If  a percentage restriction referred  to in one of the
                  above investment restrictions is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values or assets will not constitute a violation of that restriction.

FEDERAL TAX TREATMENT OF
DIVIDENDS AND DISTRIBUTIONS
                  The following is only a summary of certain additional tax considerations generally affecting the Fund and its shareholders that are not described in the Fund's Prospectus. No attempt is made to present a detailed explanation of the tax treatment of any Investment Fund or its shareholders, and the discussion here and in the Fund's Prospectus is not intended as a substitute for careful tax planning.

                  DISTRIBUTION REQUIREMENT

                  Each Fund intends to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a qualifying regulated investment company, each Fund will be exempt from income tax on that part of its net investment income and capital gains that it distributes to shareholders.

                         To qualify for this favorable treatment, each Fund must
                  meet certain requirements described below and must distribute to its shareholders an amount equal to at least 90% of the sum of its investment company taxable income and its net excludable interest income (the "Distribution Requirement"). If, in any taxable year, a Fund is unable to meet the Distribution Requirement because it had previously made distributions to avoid liability for the federal excise tax (discussed below), the Internal Revenue Service may waive the Distribution Requirement for that year if the Fund satisfactorily establishes its inability to meet the requirement.

                  INCOME REQUIREMENTS

                  To qualify as a regulated investment company each Fund must derive at least 90% of its gross income from its business of investing in stocks, securities or currencies (The "Income Requirement"). This income may consist of dividends, interest, payments with regard to securities loans, gain from sales or other dispositions of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts), derived with regard to its business of investing in such stocks, securities or currencies.

                         In addition, each Fund must derive less than 30% of its
                  gross income from the sale or disposition of any of the following investments if held for less than three months (the "Short-Short Gain Test"): stocks or securities, options, futures or forward contracts (other than options, futures or forward contracts on foreign currencies), and foreign currencies (or options, futures or forward contracts on foreign currencies) not directly related to the Fund's principal business of investing in stock or securities (or options or futures on stocks or securities).

                         The  Short-Short Gain Test will not prevent a Fund from
                  disposing of investments at a loss, since the recognition of a loss before the expiration of the three-month holding period is disregarded.

                  SPECIAL RULES

                  If a Fund derives income from a partnership or trust, that income will satisfy the Income Requirement only to the extent that it is attributable to items of income of the partnership or trust that would satisfy the Income Requirement if the Fund had realized them directly in the same manner as the partnership or trust.

                         Future  Treasury regulations  may provide  that foreign
                  currency gains that are not "directly related" to a Fund's principal business of investing in stocks or securities (or in options and futures with respect to stocks or securities) will not satisfy the Income Requirement. It is not clear how the regulations will apply to certain currency-related transactions or whether the regulations, when issued, will have only prospective effect. Consequently, each Fund will attempt to operate so that the gross income from certain currency-related transactions will be less than 10% of the Fund's gross income in any taxable year to which these Treasury regulations could apply. Each Fund will continue to operate in this way until the applicable Treasury regulations are issued or the Fund receives a private letter ruling from the Internal Revenue Service that income from such currency transactions will satisfy the Income Requirement.

                         Because of the Short-Short Gain Test, the Fund may have
                  to limit the sale of appreciated securities or currencies that it has held for less than three months. In addition, there are presently no Treasury regulations that indicate when the writing and purchasing of options on foreign currency or investment in forward foreign currency exchange contracts and currencies directly relates to a regulated investment company's principal business of investing in stocks or securities (or options and futures with respect to stocks or securities). Until such Treasury regulations are issued, the Fund may have to limit (i) the sale or offsetting of forward foreign currency exchange contracts that it has held for less than three months; (ii) the exercise or closing of appreciated options on foreign currency that it has held for less than three months; and (iii) certain other transactions involving foreign currencies.

                  SECTION 1256 CONTRACTS

                  Certain options that a Fund may write or purchase and certain forward foreign currency exchange contracts that a Fund enters into may be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last business day of the taxable year, regardless of whether the Fund's obligations (or rights) thereunder have yet terminated (by delivery, exercise, entering into a closing transaction or otherwise). Any gain or loss recognized as a consequence of this year-end deemed disposition is combined with any other gain or loss that the Fund previously recognized upon the termination of other Section 1256 contracts during that taxable year.

                         In the case of certain Section 1256 contracts that  are
                  forward foreign currency exchange contracts, the net amount of
                  Section 1256 gain or loss for the entire taxable year (including gain or loss arising as a consequence of the year-end deemed sale of such forward contracts and options) is treated as ordinary income or loss. In the case of other
                  Section 1256 contracts, however, net Section 1256 gain or loss is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Each Fund may elect not to have the year-end deemed sale rule apply to Section 1256 contracts that are part of a "mixed straddle" with other investments of the Fund that are not section 1256 contracts.

                  ASSET DIVERSIFICATION TEST

                  At the close of each quarter of its taxable year, at least 50% of the value of each Fund's assets must consist of cash and cash items, United States government securities, securities of other regulated investment companies, and other securities. For this purpose, such other securities are limited, in respect to any one issuer, to an amount that does not exceed 5% of the value of the Fund's total assets and does not represent more than 10% of the outstanding voting securities of the issuer. In addition, no more than 25% of the value of the Fund's total assets may be invested in the securities of any one issuer (other than United States government securities and securities of other regulated investment companies), or in two or more issuers that the Fund controls and that are engaged in the same or similar trades or businesses or related trades or businesses.

                  FUND DISTRIBUTIONS

                  Each Fund anticipates that it will distribute substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income, regardless of whether the distributions are paid in cash or in additional Shares. Each Fund will advise shareholders annually as to the United States federal income tax consequences of distributions made during the year.

                         Corporate  shareholders   will  be   entitled  to   the
                  dividends received deduction on Fund distributions to the extent that a Fund receives qualifying dividends each year. Generally, a dividend is a qualifying dividend if it has been received from a domestic corporation. For purposes of the alternative minimum tax and the environmental tax, however, corporate shareholders must generally take the full amount of any dividend received from a Fund into account in determining "alternative minimum taxable income."

                         Each Fund intends  to distribute to  shareholders as  a
                  capital gains distribution the excess of its net long-term capital gain over its net short-term capital loss ("net capital gain") for each taxable year. However, under Subchapter M of the Code, a Fund is not required to distribute net capital gain. If a Fund makes a capital gains distribution, it is taxable to shareholders as long-term capital gain, regardless of how long the shareholder has held Fund Shares and regardless of whether the distribution is paid in cash or in Shares. The aggregate amount of a Fund's capital gains distributions may not exceed the Fund's net capital gain for any taxable year. A Fund's net capital gain is determined by excluding any net capital loss or net long-term capital loss attributable to transactions occurring after October 31 of the taxable year. Instead, any such loss is treated as if it arose on the first day of the following taxable year.

                         Conversely,  if a Fund elects to retain its net capital
                  gain for any taxable year, it will be taxed thereon (except to the extent of any available capital loss carryovers) at the 35% corporate capital gains tax rate. In such event, it is expected that the Fund also will elect to have shareholders treated as having received a distribution of such gain. Shareholders must then report their respective shares of such gain on their returns as long-term capital gains and will receive a refundable tax credit for their allocable share of the capital gains tax paid by the Fund on the gain. In addition, shareholders will increase the tax basis for their Shares by an amount equal to the deemed distribution less the tax credit.

                         Investors  should  be  careful  to  consider  the   tax
                  implications of purchasing shares just prior to the next dividend date of any ordinary income dividend or capital gains distribution. Investors who purchase just prior to an ordinary income dividend or capital gains distribution will be taxable on the entire amount of the distribution received, even though the net asset value per share on the date of purchase reflected the amount of such distribution.

MISCELLANEOUS
CONSIDERATIONS
                  FEDERAL EXCISE TAX

                  A 4% non-deductible excise tax is imposed on regulated investment companies that fail to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of "capital gain net income" (excess of capital gains over capital losses) for the one-year period ending on October 31 of such calendar year. The excise tax is imposed on the undistributed part of this required distribution. In addition, the balance of such income must be distributed during the next calendar year to avoid liability for the excise tax in that year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

                         For  purposes of the excise tax, a regulated investment
                  company must reduce capital gain net income by the amount of any net ordinary loss for the calendar year, but not below the net capital gain for the one-year period ending on October 31. In addition, a regulated investment company must exclude certain foreign currency gains and losses incurred after October 31 of any year in determining the amount of ordinary taxable income for the current calendar year. Instead, such gains and losses are included in determining ordinary taxable income for the succeeding calendar year.

                         Each Fund intends to  make sufficient distributions  of
                  its ordinary income and capital gain net income before the end of each calendar year to avoid liability for the excise tax. However, investors should note that a Fund may in certain circumstances be required to liquidate Fund investments in order to make sufficient distributions to avoid excise tax liability. Liquidation of investments in such circumstances may affect the ability of the Fund to satisfy the Short-Short Gain test.

                  SALE OF SHARES

                  Generally, gain or loss on the sale of Shares will be capital gain or loss, which will be long-term if the Shares have been held for more than one year. However, investors should be aware that any loss realized upon the sale, exchange, or redemption of Shares held for six months or less will be treated as a long-term capital loss to the extent that any capital gains distributions have been paid with respect to such Shares (or any undistributed net capital gain of the Fund with respect to such Shares has been included in determining the investor's long-term capital gain). In addition, any loss realized on a sale or other disposition of Shares will be disallowed to the extent an investor repurchases (or enters into a contract or option to repurchase) Shares within a 61-day period, beginning 30 days before and ending 30 days after the disposition of the Shares. Investors should particularly note that this loss disallowance rule will apply to Shares received through the reinvestment of dividends during the 61-day period.

                  FAILURE TO QUALIFY AS A REGULATED INVESTMENT COMPANY

                  If for any taxable year a Fund does not qualify as a regulated investment company, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to shareholders. Distributions will then be taxable as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be eligible for the dividends received deduction in the case of corporate shareholders.

                  BACK-UP WITHHOLDING

                  In certain cases, a Fund will be required to withhold and remit to the United States Treasury 31% of distributions paid to any shareholder if (i) the shareholder has not provided a correct tax identification number, (ii) the shareholder is subject to back-up withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) the shareholder has failed to certify to the Fund that the shareholder is not subject to back-up withholding.

                  FOREIGN INCOME TAXES

                  As described in the Prospectus, if the International Equity Fund receives investment income from foreign sources, applicable foreign income taxes may be withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Fund to a reduced rate of, or exemption from, taxes on such income. It is impossible to determine the effective rate of foreign tax in advance, since the amount of the International Equity Fund's assets to be invested in various countries is not known.

                         If  more  than 50%  of the  value of  the International
                  Equity Fund's total assets at the close of its taxable year consists of the stocks or securities of foreign corporations, the Fund may elect to "pass through" to its shareholders the amount of foreign income taxes the Fund has paid (the "Foreign Tax Election"). If the International Equity Fund makes the Foreign Tax Election, shareholders would be required to include in gross income, even though not actually received, their respective pro-rata shares of the foreign income taxes paid by the Fund. In addition, shareholders would either have to deduct their pro rata share of foreign taxes in computing their taxable income, or would have to use it (subject to various Code limitations) as a foreign tax credit against United States Federal income tax (but not both). If the Fund makes the Foreign Tax Election, its shareholders would be required to treat their pro rata shares of such foreign taxes and allocable portions of Fund distributions as foreign source income for purposes of the foreign tax credit limitation rules of the Code.

                  EFFECT OF FUTURE LEGISLATION; LOCAL TAX CONSIDERATIONS

                  The foregoing general discussion of United States Federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

                         State  and  local  rules of  taxation  of  dividend and
                  capital gain distributions from regulated investment companies often differ from the rules of United States Federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules regarding any investment in a Fund. Shareholders should also consult their advisers regarding the application of the federal rules described above to their specific circumstances.

VALUATION OF SHARES
                  A Fund determines its net asset value per share as of the close of trading (currently 4:00 p.m., eastern time) on the New York Stock Exchange ("NYSE") on each Business Day, which is defined as each Monday through Friday when the NYSE is open. Currently, the NYSE is closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving and Christmas.

                         Securities  which  are  listed  on  United  States  and
                  foreign stock exchanges are valued at the last sale price on the day the securities are being valued or, lacking any sales on such day, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are generally valued on the exchange considered by the investment manager as the primary market. Securities traded in the OTC market and listed on the National Association of Securities Dealers Automatic Quotation System ("NASDAQ") are valued at the last available sale price on NASDAQ at 4:00 p.m.; other OTC securities are valued at the last bid price available prior to valuation.

                         When   market  quotations   for  options   and  futures
                  positions held by a Fund are readily available, those positions are valued based upon the sale price at the close of trading on the applicable exchange. Securities, options and futures positions, and other assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors. The amortized cost method of valuation may also be used with respect to debt obligations with remaining maturities of 60 days or less. Other securities and assets will be valued at fair value by or under the direction of the Board of Directors of the Fund.

PERFORMANCE INFORMATION
                  YIELD

                  Current and effective yield are computed using standardized methods required by the SEC. The annualized yield for the Money Market Fund is computed by: (a) determining the net change in the value of a hypothetical account having a balance of one share at the beginning of a seven-calendar day period;
                  (b) dividing the net change by the value of the account at the beginning of the period to obtain the base period return; and
                  (c) annualizing the results (i.e., multiplying the base period return by 365/7). The net change in the value of the account reflects the value of additional shares purchased with dividends declared on both the original share and such additional shares, but does not include realized gains and losses or unrealized appreciation and depreciation. Compound effective yields are computed by adding 1 to the base period return (calculated as described above), raising the sum to a power equal to 365/7 and subtracting 1.

                         Yield may fluctuate daily and does not provide a  basis
                  for determining future yields. Because the yields of the Funds will fluctuate, they cannot be compared with yields on savings accounts or other investment alternatives that provide an agreed to or guaranteed fixed yield for a stated period of time. However, yield information may be useful to an investor considering temporary investments in money market instruments. In comparing the yield of one money market fund to another, consideration should be given to each fund's investment policies, including the types of investments made, lengths of maturities of the portfolio securities, the method used by each fund to compute the yield (methods may differ) and whether there are any special account charges which may reduce the effective yield.

                         For  the seven day period ended September 30, 1996, the
                  yield and compound yield for the Money Market Fund were 4.77% and 4.88%, respectively.

                         The  yield of Funds other than the Money Market Fund is
                  calculated by dividing the net investment income per share (as described below) earned by the Fund during a 30-day (or one month) period by the net asset value per share on the last day of the period and analyzing the result on a semi-annual basis by adding one to the quotient, raising the sum to the power of six, subtracting one from the result and then doubling the difference. The Fund's net investment income per share earned during the period is based on the average daily number of shares outstanding during the period entitled to receive dividends and includes dividends and interest earned during the period minus expenses accrued for the period, net of reimbursements. This calculation can be expressed as follows:

    Yield  = 2 [(a-b+ 1)6 -1]
           cd
   Where:  a = dividends and
           interest earned
           during the period
           b = expenses accrued
           for the period (net
           of reimbursements)
           c = the average
           daily number of
           shares outstanding
           during the period
           that were entitled
           to receive dividends
           d = net asset value
           per share on the
           last day of the
           period

                         Except as noted below,  for the purpose of  determining
                  net investment income earned during the period (variable "a" in the formula), interest earned on debt obligations held by a Fund is calculated by computing the yield to maturity of each obligation based on the market value of the obligation (including actual accrued interest) at the close of business on the last business day of each month, or, with respect to obligations purchased during the month, based on the purchase price (plus actual accrued interest), dividing the result by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest) in order to determine the interest income on the obligation for each day of the subsequent month that the obligation is held by a Fund. For purposes of this calculation, it is assumed that each month contains 30 days. The maturity of an obligation with a call provision is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date.

                         Undeclared  earned income  will be  subtracted from the
                  net asset value per share (variable "d" in the formula). Undeclared earned income is net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be and is declared as a dividend shortly thereafter.

                         The yields on certain obligations, including the  money
                  market instruments in which the Funds invest (such as commercial paper and bank obligations), are dependent on a variety of factors, including general money market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody's Investors Service and Standard & Poor's Corporation represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. In addition, subsequent to its purchase by a Fund, an issue may cease to be rated or may have its rating reduced below the minimum required for purchase. In such event, the investment manager will consider whether a Fund should continue to hold the obligation.

                         For the 30  day period  ended September  30, 1996,  the
                  yield for the Core Equity Fund was 1.26%, the Emerging Growth Fund was -0.81% and the Intermediate-Term Fixed-Income Fund was 5.06%.

                  TOTAL RETURN

                  Average annual total return quotes ("Standardized Return") used in a Fund's performance are calculated according to the following formula:

P(1 + T)n                  =      ERV
where:      P              =      a hypothetical initial payment of $1,000
            T              =      average annual total return
            n              =      number of years (exponent)
            ERV            =      ending redeemable value of a hypothetical $1,000
                                  payment made at the beginning of that period.

                         Under the foregoing formula, the time periods used will
                  be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication and will cover one, five and ten year periods or a shorter period dating from the effectiveness of a Fund's registration statement. During its first year of operations, a Fund may, in lieu of annualizing its total return, use an aggregate total return calculated in the same manner. Average annual total return, or "T" in the formula above, is computed by finding the average annual change in the value of an initial $1,000 investment over the period. In calculating the ending redeemable value the applicable sales load, if any, is deducted and all dividends and distributions are assumed to have been reinvested at net asset value.

                         Calculated according to  the SEC rules  for the  fiscal
                  year ended September 30, 1996, the ending redeemable value of a hypothetical $1,000 investment in each of the Fund's investment funds in operation during such period, and the resulting total return for each such investment fund were as follows:

                                           ENDING REDEEMABLE
                                               VALUE OF
                                                $1,000
INVESTMENT FUND RETURN*                       INVESTMENT*       TOTAL
-----------------------------------------  -----------------  ----------
Core Equity Fund.........................      $1,222.06          22.21%
Emerging Growth Equity Fund..............      $1,420.74          42.07%
Intermediate-Term Fixed-Income Fund......      $1,038.18           3.82%
Money Market Fund........................      $1,051.93           5.19%

                 ----------------------------------
                 *   Assumes    the   reinvestment   of    all   dividends   and
                     distributions.

                         Calculated according to  the SEC rules  for the  5-year
                  period ended September 30, 1996, the ending redeemable value of a hypothetical $1,000 investment in each of the Fund's investment funds in operation during such period, and the resulting average annual total return for each such investment fund were as follows:

                                          ENDING REDEEMABLE
                                              VALUE OF         AVERAGE
                                               $1,000          ANNUAL
INVESTMENT FUND RETURN*                      INVESTMENT*        TOTAL
----------------------------------------  -----------------  -----------
Core Equity Fund........................      $2,292.55           18.05%
Emerging Growth Equity Fund.............      $3,476.68           28.30%
Intermediate-Term Fixed-Income Fund.....      $1,363.70            6.40%
Money Market Fund.......................      $1,217.28            4.01%

                 ----------------------------------
                 *   Assumes   the   reinvestment    of   all   dividends    and
                     distributions.

                         Calculated  according to  the SEC rules  for the period
                  from the respective dates of commencement of operations, as indicated below, to September 30, 1996, the ending redeemable value of a hypothetical $1,000 investment in each of the Fund's investment funds in operation during such period, and the resulting average annual total return for each such investment fund were as follows:

                                          ENDING REDEEMABLE
                                              VALUE OF         AVERAGE
                                               $1,000          ANNUAL
INVESTMENT FUND RETURN*                      INVESTMENT*        TOTAL
----------------------------------------  -----------------  -----------
Core Equity Fund (5/10/91)..............      $2,395.71           17.80%
Emerging Growth Equity Fund (5/10/91)...      $3,664.42           27.57%
Intermediate-Term Fixed-Income Fund
 (5/10/91)..............................      $1,453.47            7.26%
Money Market Fund (2/7/91)..............      $1,257.47            4.19%

                 ----------------------------------
                 *   Assumes    the   reinvestment   of    all   dividends   and
                     distributions.

                  OTHER INFORMATION

                  The performance of a Fund, as well as the composite performance of all fixed-income funds and all equity funds, may be compared to data prepared by Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Morningstar, Inc., the Donoghue Organization, Inc. or other independent services which monitor the performance of investment companies, and may be quoted in advertising in terms of their rankings in each applicable universe. In addition, a Fund may use performance data reported in financial and industry publications, including Barron's, Business Week, Forbes, Investor's Daily, IBC/ Donoghue's Money Fund Report, Money Magazine, The Wall Street Journal and USA Today.

ADMINISTRATION OF THE FUND
                  The overall business affairs of the Fund are managed by its Board of Directors. The Fund has seven members of the Board of Directors. The Fund's officers are responsible for the operation of the Fund under the supervision of the Board of Directors. The officers of the Fund are the President, one or more Vice Presidents, a Secretary and a Treasurer. There may also be a Chairman.

                         The Fund's Board of Directors  meets four times a  year
                  and currently has two standing committees: an Audit Committee and a Nominating Committee. These committees meet from time to time between meetings of the Board of Directors to consider matters concerning the Fund. The Fund pays to each member of the Board of Directors who is not an officer of the Fund a fee of $800 for each board meeting and each committee meeting which they attend, with the chairman of the committee, who is not an officer of the Fund, receiving an additional $100 for each committee meeting. A fee of $400 is paid to each non-officer Director who participates in a telephonic meeting. In addition, the Fund pays an annual fee of $7,000 to each Director who is not an officer of the Fund, a Director of Retirement System Group Inc., or a Trustee of RSI Retirement Trust.

                         The   Directors   and  officers   are   reimbursed  for
                  reasonable expenses incurred in attending meetings or otherwise in connection with their attention to the affairs of the Fund. For the fiscal year ended September 30, 1996, the foregoing persons accrued total fees and expenses of $36,399.

                         The directors and executive officers of the Fund, their
                  respective ages, their principal occupations for the last five years and their affiliations, if any, with the Fund are set forth below. An asterisk (*) indicates officers and/or directors who are "interested persons" of the Fund as defined in the Investment Company Act.

                                                            PRINCIPAL OCCUPATION
                        AGE      POSITIONS WITH           FOR LAST FIVE YEARS AND
       NAME             --            FUND                 AFFILIATION WITH FUND
-------------------             -----------------  --------------------------------------
William Dannecker*      57        President and    President  and Chief Executive Officer
                                    Director       of Retirement System Group Inc.  since
                                                   January  1990 and Director since March
                                                   1989; President  of Retirement  System
                                                   Consultants  Inc.  since  January 1990
                                                   and   Director   since   March   1989;
                                                   Director of Retirement System
                                                   Investors   Inc.  since   March  1989;
                                                   President   of    Retirement    System
                                                   Distributors  Inc. since December 1990
                                                   and Director since July 1989; Director
                                                   of RSG  Insurance  Agency  Inc.  since
                                                   March    1996;   President    of   RSI
                                                   Retirement Trust since May 1986.
Edward J. Brown*        64          Director       Consultant   since   December    1993;
                                                   President  and Chief Operating Officer
                                                   of Apple  Bank for  Savings and  Apple
                                                   Bancorp,  Inc.,  New  York,  New York,
                                                   from  January  1987  to  November  30,
                                                   1993;  Chief  Executive  Officer  from
                                                   October 1990 to  February 1991.  Also,
                                                   Director  of  Retirement  System Group
                                                   Inc.

                                                            PRINCIPAL OCCUPATION
                        AGE      POSITIONS WITH           FOR LAST FIVE YEARS AND
       NAME             --            FUND                 AFFILIATION WITH FUND
-------------------             -----------------  --------------------------------------
Candace Cox             45          Director       President   and    Chief    Investment
                                                   Officer,    NYNEX   Asset   Management
                                                   Company, New  York,  New  York;  since
                                                   November  1995, Vice President, Public
                                                   Markets Strategy, NYNEX Asset
                                                   Management Co.,  from September,  1992
                                                   to  October 1995; Principal Investment
                                                   Officer, New  York  City  Controller's
                                                   Office,  New York, New  York from July
                                                   1989 to August  1992. Also Trustee  of
                                                   RSI Retirement Trust.
Eugene C. Ecker         72          Director       Consultant since January 1988, Pension
                                                   and  Group Insurance.  Also Trustee of
                                                   RSI Retirement Trust.
Joseph P. Gemmell*      61          Director       Chairman  of  the  Board  of   Bankers
                                                   Savings, Perth Amboy, New Jersey since
                                                   1989;  President  and  Chief Executive
                                                   Officer of Bankers Savings since 1983.
                                                   Also,   Director    or   Trustee    of
                                                   Retirement   System  Group  Inc.,  New
                                                   Jersey League of Community and Savings
                                                   Banks,   Middlesex   County    College
                                                   Foundation,   Middlesex   County  Blue
                                                   Badge  Association  #1,  Garden  State
                                                   Hospitalization  Plan, Federal Reserve
                                                   Bank  of  New  York  Thrift   Advisory
                                                   Board,    New   Jersey   Chairman   of
                                                   Conference of State Bank  Supervisors,
                                                   and Vice Chairman, Woodbridge Economic
                                                   Development Corp.
Covington Hardee        77          Director       Chairman  of  the Board  Emeritus from
                                                   1984  to  April   1990,  The   Lincoln
                                                   Savings  Bank, FSB, New York, NY. Also
                                                   Trustee of RSI Retirement Trust.
Raymond L. Willis       61          Director       Private investments since March  1989.
                                                   Also Trustee of RSI Retirement Trust.
James P. Coughlin*      60       Executive Vice    President  Executive Vice President of
                                                   Retirement  System  Group  Inc.  since
                                                   January 1993, Senior Vice
                                                   President-Investments   from   January
                                                   1990   to    December   1992,    Chief
                                                   Investment Officer since January 1991,
                                                   and Director since May 1990; President
                                                   of  Retirement  System  Investors Inc.
                                                   since   February   1990;    Registered
                                                   Principal    of    Retirement   System
                                                   Distributors Inc. since February  1990
                                                   and  President  from February  1990 to
                                                   December 1990.

                                                            PRINCIPAL OCCUPATION
                        AGE      POSITIONS WITH           FOR LAST FIVE YEARS AND
       NAME             --            FUND                 AFFILIATION WITH FUND
-------------------             -----------------  --------------------------------------
Stephen P. Pollak*      51       Executive Vice    Executive Vice President, Counsel  and
                                   President,      Secretary  of Retirement  System Group
                                   Counsel and     Inc. since January  1993; Senior  Vice
                                    Secretary      President,  Counsel and Secretary from
                                                   January 1990 through December 1992 and
                                                   Director since  March 1989;  President
                                                   and  Director of  RSG Insurance Agency
                                                   Inc. since March 1996; Vice President,
                                                   and  Secretary  of  Retirement  System
                                                   Consultants  Inc.  since  January 1990
                                                   and Director  since March  1989;  Vice
                                                   President  and Secretary of Retirement
                                                   System   Distributors    Inc.    since
                                                   February  1990 and Director since July
                                                   1989; Vice President and Secretary  of
                                                   Retirement System Investors Inc. since
                                                   February 1990 and Director since March
                                                   1989.
John F. Meuser*         61       Vice President    Senior  Vice  President  of Retirement
                                  and Treasurer    System Group Inc. since January  1996,
                                                   Vice  President  from January  1993 to
                                                   December 1995,  First  Vice  President
                                                   from  August  1990  to  December 1992;
                                                   Financial  and  Operations   Principal
                                                   since   October  1993  and  Registered
                                                   Representative since February 1990  of
                                                   Retirement  System Dis-tributors Inc.;
                                                   Vice President  of  Retirement  System
                                                   Investors  Inc.  since  February 1990;
                                                   Vice President  and Treasurer  of  RSI
                                                   Retirement Trust since October 1992.

                         The  Directors  of the  Fund received  the compensation
                  shown below for services to the Fund during the fiscal year ended September 30, 1996. Fund officers received no compensation from the Fund during the fiscal year ended September 30, 1996. The Fund Complex consists of the Fund and another mutual fund advised by the Investment Advisor.

                                                  AGGREGATE
                                                 COMPENSATION    PENSION OR RETIREMENT
                                AGGREGATE       FROM THE FUND      BENEFITS ACCRUED
                            COMPENSATION FROM  AND THE COMPLEX      AS PART OF FUND
NAME OF TRUSTEE                 THE FUND             FUND              EXPENSES
--------------------------  -----------------  ----------------  ---------------------
William Dannecker.........      $    -0 -         $    -0 -            $    -0 -
Edward J. Brown...........       6,450.00          6,450.00                 -0 -
Candace Cox...............       4,800.00         20,475.00*                -0 -
Eugene. C. Ecker..........       2,400.00         15,125.00*                -0 -
Joseph P. Gemmell.........       7,650.00          7,650.00                 -0 -
Covington Hardee..........       4,800.00         19,875.00*                -0 -
Raymond L. Willis.........       5,000.00         24,375.00*                -0 -

                 ----------------------------------
                 * Ms. Cox and Messrs. Ecker, Hardee and Willis receive compensation for services to the Fund and one other mutual fund.

                         The  Fund  does  not  provide  Directors  or  officers,
                  directly or indirectly, with any pension or retirement benefits for their services to the Fund. William Dannecker, the President of the Fund, is an officer of Group, Retirement System Distributors Inc. ("Distributor") and Retirement System Consultants Inc. ("Service Company"), and receives compensation in such capacities. James P. Coughlin, Executive Vice President of the Fund, is an officer of the Group and the Investment Advisor, and receives compensation in such capacities. Stephen P. Pollak, Executive Vice President, Counsel and Secretary of the Fund, is an officer of Group, the Service Company the Investment Advisor, the Distributor and RSG Insurance Agency Inc., and receives compensation in such capacities. John F. Meuser, Vice President and Treasurer of the Fund, is an officer of Group and the Investment Advisor, and receives compensation in such capacities.

                         The Distributor  is wholly-owned  by Retirement  System
                  Group Inc., P.O. Box 2064, Grand Central Station, New York, New York 10163-2064, a holding company organized under the laws of the State of Delaware. The Investment Advisor and administrator are also wholly-owned subsidiaries of Retirement System Group Inc.

ADVISORY AND OTHER SERVICES
                  The Investment Advisor, a wholly-owned subsidiary of Retirement System Group Inc., acts as the investment advisor to each Investment Fund. Certain Investment Funds have engaged independent investment managers to make and effect decisions on buying and selling portfolio securities. The Investment Advisor acts as investment manager to the remaining Funds and in the case of all Investment Funds, exercises general oversight with respect to portfolio management and reports to the Board of Directors with respect thereto. The fees which the Investment Advisor and each investment manager is entitled to receive for services on behalf of the Fund is set forth in the Prospectus.

                         For  investment advisory  services to  the Money Market
                  Fund, the Core Equity Fund, the Emerging Growth Equity Fund and the Intermediate-Term Fixed-Income Fund, respectively, for the fiscal year ended September 30, 1994, the Investment Advisor received fees (net of fee waivers) of $0, $0, $14,681 and $0, respectively, and waived fees of $3,444, $20,124, $0 and $11,099, respectively. For the fiscal year ended September 30, 1995, the Investment Advisor received fees (net of fee waivers) of $0, $0, $27,019, and $0, respectively, and waived fees of $2,885, $26,842, $0, and $18,262, respectively. For the fiscal year ended September 30, 1996, the Investment Advisor received fees (net of fee waivers) of $0, $0, $39,330 and $0, respectively, and waived fees of $3,245, $41,833, $0 and $22,308, respectively

                         For  the  fiscal  years   ended  September  30,   1994,
                  September 30, 1995, and September 30, 1996, the Investment Advisor paid all of the fees it received for advisory services for the Emerging Growth Equity Fund to the Putnam Advisory Company, Inc., for its services as an independent investment manager to such Fund.

                         The Fund's agreements with  the Investment Advisor  and
                  with each investment manager had an initial term of two years and were approved by the initial shareholder of the Fund on February 28, 1991. These agreements may be continued from year to year after the initial term provided each annual continuance is approved in the manner provided in the Investment Company Act. Any such agreement will automatically terminate if "assigned" (as defined by the Investment Company
                  Act), and may be terminated without penalty at any time (a) either by vote of the Board of Directors, or by vote of a majority of the outstanding shares of the Fund, on not more than 60 nor less than 30 days' written notice to the Investment Advisor or the investment manager, as the case may be, unless a shorter period is otherwise agreed to, or (b) by the Investment Advisor or the investment manager, as the case may be, upon not more than 60 nor less than 30 days' written notice to the Fund, unless a shorter period is otherwise agreed to.

                         Pursuant to a Service  Agreement, as amended  effective
                  January 28, 1995, Retirement System Consultants Inc. (the "Service Company") will perform general administrative and related services, including transfer agent and registrar services, to each Investment Fund. The Service Company is a wholly-owned subsidiary of Retirement System Group Inc.

                         For   the  fiscal  years   ended  September  30,  1994,
                  September 30, 1995, and September 30, 1996, the Service Company waived all fees due it under the Service Agreement.

                         In addition, the Service Company has voluntarily agreed
                  to reimburse each Investment Fund to the extent required so that "Total Annual Operating Expenses" do not exceed the following ratios of each Investment Fund's average daily net assets:

  Core Equity Fund..........................................       1.00%
  Emerging Growth Equity Fund...............................       2.00%
  Value Equity Fund.........................................       1.42%
  International Equity Fund.................................       2.21%
  Actively Managed Fixed-Income Fund........................        .74%
  Intermediate-Term Fixed Income Fund.......................       1.00%
  Money Market Fund.........................................        .50%

                         For  the  period   ended  September   30,  1994,   such
                  reimbursement for the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Money Market Fund was $44,692, $60,887, $46,119, and $47,866, respectively.
                  For the period  ended September 30,  1995, such  reimbursement for the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Money Market Fund was $58,183, $74,265, $49,727, and $42,954, respectively. For the period ended September 30, 1996, such reimbursement for the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Money Market Fund was $75,067, $64,413, $56,361 and $47,155, respectively. See "Fee
                  Table" in the Prospectus for additional information with respect to fee waivers.

DISTRIBUTION AGREEMENT
                  Pursuant to the Distribution Agreement, the Distributor will distribute and promote the sale of shares in the Fund's Investment Funds in accordance with the Fund's Rule 12b-1 Plan. The maximum amount payable under the Plan is equal to .25% of the average daily net assets of a Fund but the Board of Directors currently limits such expenditures to .20% of average daily net assets. The Plan does not provide for any charges to a Fund for excess amounts expended by the Distributor and, if the Plan is terminated, the obligation of the Fund to make payments to the Distributor will cease and the Fund will not be required to make any payments thereafter. If the Distributor's costs in connection with its distribution services to a Fund are less than .20% of net assets, the Distributor may nevertheless retain the difference. If the Distributor's costs exceed .20% of net assets, the Distributor will assume the difference and will not be reimbursed therefor. Pursuant to the Distribution Agreement, the Distributor will prepare and furnish to the Board of Directors for its review quarterly, a written report of the amounts expended under the Distribution Agreement and the purposes for which such expenditures were made.

                         As compensation for providing distribution services for
                  the Money Market Fund, the Core Equity Fund, the Emerging Growth Equity Fund and the Intermediate-Term Fixed-Income Fund, respectively, for the fiscal year ended September 30, 1994, the Distributor received from the Fund aggregate fees and commissions of $2,755, $6,708, $2,964, and $5,550, and waived fees of $689, $1,677, $741, and $1,388. For the fiscal year ended September 30, 1995, the Distributor received from the Fund aggregate fees and commissions of $2,308, $8,947, $4,504, and $9,131, and waived fees of $577, $2,237, $1,126, and $2,283. For the fiscal year ended September 30, 1996, the Distributor received from the Fund aggregate fees and commissions of $2,596, $13,944, $8,041 and $11,154, respectively and waived fees of $649, $3,486, $2,010 and $2,789. From the fees it received during such periods, the Distributor paid no fees or commissions either to its representatives or to outside broker-dealers. Registered Representatives employed by the Distributor received commissions of $639.

                         The   Distribution  Agreement,  which  had  an  initial
                  two-year term, may be continued from year to year after its initial term if such continuance is approved in the manner required by Rule 12b-1 under the Investment Company Act. The Distribution Agreement may be terminated by the Fund or the Distributor without penalty, on not more than 60 days' nor less than 30 days' written notice. The Distribution Agreement will also terminate automatically in the event of its "assignment" (as defined in the Investment Company Act). The Distribution Plan does not have an initial two-year term and must be approved annually in the manner required by Rule 12b-1 under the Investment Company Act. The Plan and Distribution Agreement were most recently approved in the foregoing manner by the Board of Directors on July 25, 1996.

BROKERAGE ALLOCATION AND
PORTFOLIO TURNOVER
                  Each investment manager determines the broker to be used, if any, in each specific securities transaction executed on behalf of the Fund with the objective of negotiating a combination of the most favorable commission and the best price obtainable on each transaction, taking into consideration the quality of execution (generally defined as best execution). When consistent with the objective of obtaining best execution, brokerage may be directed to persons or firms supplying information to an investment manager. The investment information provided to an investment manager is of the type described in Section 28(e) of the Securities Exchange Act of 1934 and is designed to augment the manager's own internal research and investment strategy capabilities. Research services furnished by brokers through which the Fund effects securities transactions are used by those investment managers to whom such services are furnished in carrying out their investment management responsibilities with respect to all their client accounts and not all such services may be used by such investment managers in connection with the Fund. There may be occasions where the transaction costs charged by a broker may be greater than those which another broker may charge if the investment manager determines in good faith that the amount of such transaction cost is reasonable in relationship to the value of the brokerage and research services provided by the executing broker. No investment manager has entered into agreements with any brokers regarding the placement of securities transactions because of research services they provide.

                         The  Fund's investment managers  deal in some instances
                  in securities which are not listed on a national securities exchange but are traded in the over-the-counter market or the third market. Investment managers may also purchase listed securities through the third market (i.e., transactions effected off the exchange with brokers). Where securities transactions are executed in the over-the-counter market or third market, each investment manager seeks to deal with primary market makers except in those circumstances where, in their opinion, better prices and executions may be available elsewhere.

                         During  the fiscal  years ended September  30, 1995 and
                  September 30, 1996, the Investment Managers directed no transactions to broker-dealers and paid no commissions to broker-dealers for research services. During the same period, the Fund paid no brokerage commissions to the Distributor.

                         The  Fund is required to identify any securities of its
                  "regular brokers or dealers" (as such term is defined in the Investment Company Act) which the Fund has acquired during its most recent fiscal year. As of September 30, 1996, the Core Equity Fund held a 5.60% repurchase agreement issued by Bear, Stearns & Co. Inc. valued at $340,000, the Emerging Growth Equity Fund held a 5.60% repurchase agreement issued by Bear, Stearns & Co. Inc. valued at $242,494, and the Intermediate-Term Fixed-Income Fund held a 5.60% repurchase agreement issued by Bear, Stearns & Co. Inc. valued at $47,022. Bear, Stearns & Co. Inc. is a "regular broker or dealer" of the Fund.

DESCRIPTION OF SHARES
                  The Fund's Articles of Incorporation authorize the Board of Directors to issue up to two billion full and fractional shares of common stock. The Fund presently offers shares in four portfolios, as described in the Prospectus.

                         The Board of Directors  may classify or reclassify  any
                  authorized but unissued shares of the Fund into one or more additional classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

                         Shares have no subscription  or pre-emptive rights  and
                  only such conversion or exchange rights as the Board of Directors may grant in its discretion. When issued for payment as described in the Fund's Prospectus and this Statement of Additional Information, the Fund's shares will be fully paid and non-assessable. In the event of a liquidation or dissolution of an Investment Fund, shares are entitled to receive the assets available for distribution belonging to that Investment Fund, and a proportionate distribution, based upon the relative asset value of the Investment Fund and the Fund's other Investment Funds, of any general assets not belonging to any particular Investment Fund which are available for distribution. A meeting of shareholders may be called for any purpose on the written request of the holders of at least 10% of the outstanding shares of the Fund. Voting rights are not cumulative and, accordingly, the holders of more than 50% of the aggregate number of shares of the Fund may elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares would not be able to elect any person or persons to the Board of Directors. Under Maryland law, a director may be removed by the affirmative vote of the holders of more than 50% of the aggregate number of shares of the Fund.

                         Rule  18f-2 under  the Investment  Company Act  of 1940
                  provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Fund shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Investment Fund affected by the matter. An Investment Fund is affected by a matter unless it is clear that the interests of each Investment Fund in the matter are identical, or that the matter does not affect any interest of the Investment Fund. Under Rule 18f-2, the approval of an investment advisory agreement or Rule 12b-1 Plan or any change in a fundamental investment policy would be effectively acted upon with respect to an Investment Fund only if approved by a majority of the outstanding shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent auditors, the approval of principal underwriting contracts, and the election of directors may be effectively acted upon by shareholders of the Fund voting together without regard to class.

                         Notwithstanding any provision of Maryland law requiring
                  a greater vote of the Fund's shares (or of any class voting as a class) in connection with any corporate action, unless otherwise provided by law or by the Fund's Articles of Incorporation, the Fund may take or authorize such action upon the favorable vote of the holders of more than 50% of the outstanding common stock of the Fund (voting together without regard to class).

COUNSEL AND AUDITORS
                  Morgan, Lewis & Bockius, LLP, 2000 One Logan Square, Philadelphia, Pennsylvania 19103-6993 acts as counsel for the Fund and has rendered its opinion as to certain legal matters regarding the validity of shares offered by the Prospectus. McGladrey & Pullen, LLP, 555 Fifth Avenue, New York, New York 10017, has been selected as auditors of the Fund.

CONTROL PERSONS
                  The following information is given as of December 31, 1996.

                         The names and addresses of the holders of 5% or more of
                  the outstanding shares of each of the Fund's Investment Funds in operation on December 31, 1996 and the percentage of outstanding shares of each such Investment Fund owned by such shareholders as of such date, to Fund Management's knowledge, are as follows:

                                                                  NUMBER OF
 TITLE OF FUND AND NAME    NUMBER OF SHARES   PERCENT OWNED OF  SHARES OWNED
  AND ADDRESS OF RECORD     OWNED OF RECORD      RECORD AND       OF RECORD    PERCENT OWNED
   OR BENEFICIAL OWNER     AND BENEFICIALLY     BENEFICIALLY        ONLY       OF RECORD ONLY
-------------------------  -----------------  ----------------  -------------  --------------
Core Equity Fund
IBJ Schroder as                   --                 --             191,529           37.5%
 Trustee for various
accounts
One State Street
New York, NY 10004

                                                                  NUMBER OF
 TITLE OF FUND AND NAME    NUMBER OF SHARES   PERCENT OWNED OF  SHARES OWNED
  AND ADDRESS OF RECORD     OWNED OF RECORD      RECORD AND       OF RECORD    PERCENT OWNED
   OR BENEFICIAL OWNER     AND BENEFICIALLY     BENEFICIALLY        ONLY       OF RECORD ONLY
-------------------------  -----------------  ----------------  -------------  --------------
Marine Midland as                 --                 --              62,679           12.3%
 Trustee for various
accounts P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
The Dime Savings                  30,105               5.9%          --              --
 Bank of Williamsburgh
209 Havemeyer Street
Brooklyn, NY 11211
Independence Savings Bank         27,399               5.4%          --              --
195 Montague Street
Brooklyn, NY 11201
ALBANK, FSB                      102,492             20.01%          --              --
10 North Pearl Street
Albany, NY 12207
First Union National Bank        136,331              26.7%*         --              --
301 South College Street
Charlotte, NC 28288
Flushing Savings Bank             43,155               8.4%          --              --
144-51 Northern Boulevard
Flushing, NY 11354
Emerging Growth Equity
Fund
IBJ Schroder as                   --                 --             112,952           28.1%
 Trustee for various
accounts
One State Street
New York, NY 10004
Marine Midland as                 --                 --              41,563           10.4%
 Trustee for various
accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                       46,225              11.5%          --              --
10 North Pearl Street
Albany, NY 12207

                                                                  NUMBER OF
 TITLE OF FUND AND NAME    NUMBER OF SHARES   PERCENT OWNED OF  SHARES OWNED
  AND ADDRESS OF RECORD     OWNED OF RECORD      RECORD AND       OF RECORD    PERCENT OWNED
   OR BENEFICIAL OWNER     AND BENEFICIALLY     BENEFICIALLY        ONLY       OF RECORD ONLY
-------------------------  -----------------  ----------------  -------------  --------------
Flushing Savings Bank             25,761               6.4%          --              --
144-51 Northern Boulevard
Flushing, NY 11354
Raritan Savings Bank              21,391               5.3%          --              --
9 West Somerset Street
Raritan, NJ 08869-0129
Independence Savings Bank         23,222               5.8%          --              --
195 Montague Street
Brooklyn, NY 11201
First Union National Bank         27,068               6.7%          --              --
301 South College Street
Charlotte, NC 28288
Ridgewood Savings Bank            42,981              10.7%          --              --
Myrtle & Forest Avenues
Ridgewood, New York 11385
Intermediate-Term
Fixed-Income Fund
IBJ Schroder as                   --                 --             196,359           31.9%
 Trustee for various
accounts
One State Street
New York, NY 10004
Marine Midland as                 --                 --              83,762           13.6%
 Trustee for various
accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                       58,797               9.5%          --              --
10 North Pearl Street
Albany, NY 12207
First Union National Bank         75,689              12.3%          --              --
301 South College Street
Charlotte, NC 28288
Flushing Savings Bank             49,677               8.1%          --              --
144-51 Northern Boulevard
Flushing, NY 11354
Institutional Securities         128,900              20.9%          --              --
Corp.
200 Park Avenue -
6th Floor West
New York, New York 10166

                                                                  NUMBER OF
 TITLE OF FUND AND NAME    NUMBER OF SHARES   PERCENT OWNED OF  SHARES OWNED
  AND ADDRESS OF RECORD     OWNED OF RECORD      RECORD AND       OF RECORD    PERCENT OWNED
   OR BENEFICIAL OWNER     AND BENEFICIALLY     BENEFICIALLY        ONLY       OF RECORD ONLY
-------------------------  -----------------  ----------------  -------------  --------------
The Dime Savings                  43,132               7.0%          --              --
 Bank of Williamsburgh
209 Havemeyer Street
Brooklyn, NY 11211
The Roslyn Savings Bank           57,477               9.3%          --              --
1400 Old Northern
Boulevard
Roslyn, NY 11576
Money Market Fund
IBJ Schroder as                   --                 --             714,638           42.8%
 Trustee for various
accounts
One State Street
New York, NY 10004
Marine Midland as                 --                 --             284,954           17.1%
 Trustee for various
accounts
P.O. Box 1329
Buffalo, NY 14240
Beneficial Owners:
ALBANK, FSB                      657,633              39.4%*         --              --
10 North Pearl Street
Albany, NY 12207
Marianne C. Hansen               100,149               6.0%          --              --
949 S. Ogden Street
Denver, CO 80209
Flushing Savings Bank            135,478               8.1%          --              --
144-51 Northern Boulevard
Flushing, NY 11354
Charter Trust Company            228,241              13.7%          --              --
Trustee of Mid-Maine
 Savings Bank
95 North Main Street
PO Box 1374
Concord, NH 03302
North Fork Bank                   90,629               5.4%          --              --
275 Broad Hollow Road
Melville, NY 11747
Poughkeepsie Savings Bank        149,476               9.0%          --              --
249 Main Mall
Poughkeepsie, NY 12602

                 ----------------------------------
                 *   Total ownership is less than 25% of total Fund assets.

FINANCIAL STATEMENTS
                  The financial statements required to be included in this Statement of Additional Information are incorporated herein by reference from the Fund's Annual Report to shareholders for the fiscal year ended September 30, 1996. Other portions of the Fund's Annual Report, including Highlights of the Year, President's Message and Investment Performance and Asset Values, are not incorporated by reference and therefore do not constitute a part of this Registration Statement. A copy of the Fund's Annual Report must accompany this Statement of Additional Information.

                [LOGO]
--------------------------------------------------------------------------------

MESSAGE FROM THE CHAIRMAN

Dear Fellow Shareholder:

    1996 was a tremendous year for investors in U.S. stock mutual funds. According to Lipper Analytical Services, Inc., the average diversified U.S. stock fund returned 19.5% last year. On the fixed income side, while Lipper reported that the average bond fund gained a less overwhelming 4.7%, it still surpassed the 3.3% CPI level of inflation. The Enterprise Group of Funds shareholders, fortunately, also shared in the exuberance of the equity markets while experiencing the relative calm of the bond marketplace.

1996 In Review

    Propelled by solid earnings gains, moderate economic growth, and a record flow of money into equity mutual funds combined with a tight trading range for bonds, stocks produced a second consecutive year of gratifying performance for investors. Stocks, as measured by the S&P 500 Composite Index, rose 22.9%. This gain marked the fourteenth calendar year advance for the Index in fifteen years. Combined with 1995's 37.6% gain, the two year cumulative return of 69.1% was the best since the 69.8% recorded in 1975-76.

    However, not all sections of the market performed equally well. Small growth stocks, represented by the Russell 2000 Index, advanced 16.5%. This was the third successive year that small stocks have underperformed.

    Overseas, there were several impressive performances in the smaller equity markets of Spain, Finland, the Netherlands and Sweden. Each performed better in dollar hedged terms than the U.S. Offsetting these convincing results was the weak performance of Japan -- the world's second largest stock market.

    In 1996, bond price movements followed the economic climate very closely. Throughout most of the first nine months of the year bond prices declined as economic expansion accelerated but then rallied as growth diminished. The volatility, however, commonly expected with these moves was limited as a consistent thread of favorable inflationary conditions favored the fixed income markets for the entire year.

Looking To 1997

    During this successful investment period, the Enterprise Growth, Managed, International Growth and Government Securities Portfolios, in particular, received favorable media recognition relative to their mutual fund peer groups due to their performance. We believe, as do our portfolio managers, that despite the gains of the past two years, continued positive returns may still be achievable in 1997. A cautionary warning, however, is if the economy does demonstrate above average growth or experiences a resurgence of inflationary pressures, a correction in the investment markets would in all likelihood occur. The strong performance of the equity markets over the past two years emphasizes why investors should have patience through some of the slow growth periods in order to enjoy the expansion portion of the secular market cycle.

2                       THE ENTERPRISE GROUP OF FUNDS, INC.

    In this investment environment, we continue to emphasize to our shareholders the need for long-term investment planning over short-term trading to help achieve financial goals. No two individual's financial goals, of course, are exactly alike. Each requires specific investment products tailored to the investor's individual asset allocation parameters and risk tolerance level. Enterprise provides investors with a wide selection of mutual funds to cover the complete spectrum of investment needs. It is particularly important to remember to diversify your investments. An almost certain way to court disaster is to place all your investment dollars in one basket. Allocating your investment portfolio across a wide variety of stocks and bonds both in the U.S. and abroad may help insulate it from a downturn in any one market.

    Enterprise shareholders are fortunate to be able to gain special access to several of the most respected institutional investment management firms in the industry, in contrast to other mutual fund organizations who offer only in-house investment management. Each of these asset management firms which guide the various Enterprise portfolios is a recognized leader in its field and each manages to a specific investment style, whether "growth" or "value." Collectively, they manage over $250 billion of client assets, primarily from major institutions.
These institutional money managers' usual investment minimums range from $1 million to $35 million. It is no wonder that their expertise has been out of reach for the small, private investor. However, through Enterprise, our shareholders gain access to these same institutional managers with a minimum investment of only $1,000 per Portfolio. For Individual Retirement Accounts and Automatic Bank Draft Plans, the minimums are even lower ($250 and $100, respectively).

    We encourage you to review Enterprise's portfolio managers' comments in this Annual Report. You will find insightful commentaries and a variety of investment strategies for 1997. We continue to encourage diversification and long-term investment among these funds based upon your own personal investment objectives.

    Enterprise has worked diligently to create funds that invest in market sectors that offer our shareholders the potential for attractive performance in relation to their investment objectives. We are proud of our success to date and appreciate your confidence in The Enterprise Group of Funds as we continue our primary mission to add value to your investment portfolio by providing you with special access to some of the most accomplished investment firms in the industry.

Sincerely,

/s/ VICTOR UGOLYN

Victor Ugolyn
Chairman, President and Chief Executive Officer

                       THE ENTERPRISE GROUP OF FUNDS, INC.                     3

                               Table of Contents

                                                                                                          Page
                                                                                                       -----------
The Enterprise Growth Portfolio
  Manager's Comments.................................................................................           4
  Portfolio of Investments...........................................................................           7

The Enterprise Equity Income Portfolio
  Manager's Comments.................................................................................           9
  Portfolio of Investments...........................................................................          11

The Enterprise Capital Appreciation Portfolio
  Manager's Comments.................................................................................          14
  Portfolio of Investments...........................................................................          16

The Enterprise Small Company Portfolio
  Manager's Comments.................................................................................          18
  Portfolio of Investments...........................................................................          21

The Enterprise International Growth Portfolio
  Manager's Comments.................................................................................          23
  Portfolio of Investments...........................................................................          26

The Enterprise Government Securities Portfolio
  Manager's Comments.................................................................................          30
  Portfolio of Investments...........................................................................          32

The Enterprise High-Yield Bond Portfolio
  Manager's Comments.................................................................................          33
  Portfolio of Investments...........................................................................          36

The Enterprise Tax-Exempt Income Portfolio
  Manager's Comments.................................................................................          39
  Portfolio of Investments...........................................................................          41

The Enterprise Managed Portfolio
  Manager's Comments.................................................................................          44
  Portfolio of Investments...........................................................................          47

The Enterprise Money Market Portfolio
  Manager's Comments.................................................................................          49
  Portfolio of Investments...........................................................................          50

Statement of Assets and Liabilities..................................................................          52

Statement of Operations..............................................................................          54

Statement of Changes in Net Assets...................................................................          56

Financial Highlights.................................................................................          60

Notes to Financial Statements........................................................................          74

Returns in this report are historical and do not guarantee future performance of any fund. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their cost.

The Enterprise Growth Portfolio

Montag & Caldwell, Inc.
Atlanta, Georgia

INVESTMENT MANAGEMENT

Montag & Caldwell served as investment adviser to Alpha Fund, Inc., the predecessor of the Growth Portfolio, since the Fund was organized in 1967. Montag & Caldwell currently manages over $8.5 billion for institutional clients. Their normal investment minimum is $20 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Growth Portfolio is to seek appreciation of capital primarily through investments in common stocks.

INVESTMENT PHILOSOPHY

Montag & Caldwell's equity selection process is a low risk, growth stock approach. Valuation is the key selection criterion which makes their investment style risk averse. Montag & Caldwell also emphasize growth characteristics because they are seeking not only companies with shares that are attractively priced but also those which should experience strong earnings growth relative to other companies.

1996 PERFORMANCE REVIEW

The Enterprise Growth Portfolio had a strong year in 1996. The Portfolio's focus on steady growth stocks such as consumer staples and multinationals as well as technology firms contributed to its good results throughout the year. Top holdings in the Portfolio at year end included Intel Corporation, Seagate Technology, Procter & Gamble Company, Microsoft Corporation and Coca-Cola. Industry concentrations targeted computer hardware, pharmaceuticals, consumer non-durables, computer software and computer services.

FUTURE INVESTMENT STRATEGY

The outlook for the shares of growth companies continues to be particularly good. In a steady to lower bond yield environment, the valuations of growth companies' shares are enhanced more over time than the valuation of the

Class A

[GRAPH]                                                                                                  ** The S&P 500 Index is an
                                                                                                         unmanaged index which
                                                                                                         includes 500 companies
                                                                                                         which tend to be leaders in
                                                                                                         important industries within
                                                                                                         the U.S. economy and
                                                                                                         excludes any transaction or
                                                                                                         holding charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         purchase.

4                       THE ENTERPRISE GROUP OF FUNDS, INC.

average company's shares. Moreover, the superior earnings growth rates of these companies will be particularly attractive in a setting of more moderate corporate profit growth. In terms of stock selection, Montag & Caldwell continues to emphasize the shares of global growth companies in the consumer, healthcare and technology sectors. These companies are well positioned to benefit from the expansion of global markets both in the period ahead and over the long term as the triumph of capitalism continues to penetrate more of the world's underdeveloped economies.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

                       THE ENTERPRISE GROUP OF FUNDS, INC.                     5

GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                                                                            Number
                                                                                                          of Shares
                                                                                                         or Principal
Common Stocks -- 95.00%                                                                                     Amount         Value
--------------------------------------------------------

Business Services -- 4.26%
---------------------------------------------------------------------------------
Interpublic Group of Companies Inc.....................................................................        88,000   $  4,180,000
Manpower Inc...........................................................................................       180,000      5,850,000
                                                                                                                        ------------
                                                                                                                          10,030,000

Computer Hardware -- 15.38%
---------------------------------------------------------------------------------
Adaptec Inc. (a).......................................................................................       144,000      5,760,000
Cisco Systems Inc.(a)..................................................................................       107,000      6,807,875
Compaq Computer Corporation (a)........................................................................        92,000      6,831,000
Seagate Technology (a).................................................................................       252,800      9,985,600
United States Robotics Corporation (a).................................................................        95,000      6,840,000
                                                                                                                        ------------
                                                                                                                          36,224,475

Computer Services -- 7.69%
---------------------------------------------------------------------------------
Electronic Data Systems Corporation....................................................................       140,000      6,055,000
First Data Corporation.................................................................................       155,100      5,661,150
Solectron Corporation (a)..............................................................................       120,000      6,405,000
                                                                                                                        ------------
                                                                                                                          18,121,150

Computer Software -- 7.83%
---------------------------------------------------------------------------------
Electronic Arts (a)....................................................................................       137,000      4,101,438
Microsoft Corporation (a)..............................................................................       102,000      8,427,750
Oracle System Corporation (a)..........................................................................       141,975      5,927,456
                                                                                                                        ------------
                                                                                                                          18,456,644

Consumer Basics -- 1.77%
---------------------------------------------------------------------------------
Sysco Corporation......................................................................................       128,000      4,176,000

Consumer Durables -- 1.60%
---------------------------------------------------------------------------------
Harley Davidson Inc....................................................................................        80,000      3,760,000

Consumer Non-Durables -- 8.15%
---------------------------------------------------------------------------------
Gillette Company.......................................................................................        80,000      6,220,000
Mattel Inc.............................................................................................       150,000      4,162,500
Procter & Gamble Company...............................................................................        82,000      8,815,000
                                                                                                                        ------------
                                                                                                                          19,197,500

Electrical Equipment -- 1.41%
---------------------------------------------------------------------------------
Duracell International Inc.............................................................................        47,400      3,312,075

Entertainment & Leisure -- 2.66%
---------------------------------------------------------------------------------
Walt Disney Company....................................................................................        90,000      6,266,250

                                                                                                            Number
                                                                                                          of Shares
                                                                                                         or Principal
                                                                                                            Amount         Value
--------------------------------------------------------

Finance -- 4.89%
---------------------------------------------------------------------------------
American Express Company...............................................................................       130,000   $  7,345,000
Federal National Mortgage Association..................................................................       112,000      4,172,000
                                                                                                                        ------------
                                                                                                                          11,517,000

Food & Beverages & Tobacco -- 7.09%
---------------------------------------------------------------------------------
Coca-Cola Company......................................................................................       156,000      8,209,500
Pioneer Hi Bred International Inc......................................................................        65,000      4,550,000
Wrigley William Junior Company.........................................................................        70,000      3,937,500
                                                                                                                        ------------
                                                                                                                          16,697,000

Health Care -- 2.89%
---------------------------------------------------------------------------------
Medtronic Inc..........................................................................................       100,000      6,800,000

Hotels & Restaurants -- 5.30%
---------------------------------------------------------------------------------
Cracker Barrel Old Country Store.......................................................................       140,000      3,552,500
Marriott International Inc.............................................................................        80,000      4,420,000
McDonalds Corporation..................................................................................       100,000      4,525,000
                                                                                                                        ------------
                                                                                                                          12,497,500

Pharmaceuticals -- 11.14%
---------------------------------------------------------------------------------
Johnson & Johnson......................................................................................       135,000      6,716,250
Lilly Eli & Company....................................................................................        90,000      6,570,000
Merck & Company Inc....................................................................................        80,000      6,340,000
Pfizer Inc.............................................................................................        80,000      6,630,000
                                                                                                                        ------------
                                                                                                                          26,256,250

Retail -- 5.95%
---------------------------------------------------------------------------------
Cuc International Inc. (a).............................................................................       174,000      4,132,500
Gap Inc................................................................................................       140,000      4,217,500
Home Depot Inc.........................................................................................       113,000      5,664,125
                                                                                                                        ------------
                                                                                                                          14,014,125

Technology -- 5.00%
---------------------------------------------------------------------------------
Intel Corporation......................................................................................        90,000     11,784,375

Telecommunications -- 1.99%
---------------------------------------------------------------------------------
Ericsson L M Tel Company (ADR).........................................................................       155,200      4,685,100
Total Common Stocks
(Identified cost $146,299,430).......................................................................................
                                                                                                                         223,795,444
-----------------------------------------------------------------------
Commercial Paper -- 2.12%............................................................................................
-----------------------------------------------------------------------
Ford Motor Credit Company
5.72% due 01/03/97.....................................................................................   $ 5,000,000      4,998,411
Total Commercial Paper
(Identified cost $4,998,411).........................................................................................
                                                                                                                           4,998,411
-----------------------------------------------------------------------

6                       THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                                                                            Number
                                                                                                          of Shares
                                                                                                         or Principal
Repurchase Agreement -- 2.40%                                                                               Amount         Value
--------------------------------------------------------
State Street Bank & Trust Repurchase Agreement, 4.75% due 01/02/97
Collateral: U.S. Treasury Note
$5,685,000, 6.25% due 4/30/01
Value $5,763,527.......................................................................................   $ 5,650,000   $  5,650,000
                                                                                                                        ------------
Total Repurchase Agreement
(Identified cost $5,650,000).........................................................................................
                                                                                                                           5,650,000
-----------------------------------------------------------------------
Total Investments
(Identified cost $156,947,841).......................................................................................
                                                                                                                        $234,443,855
Other Assets Less Liabilities -- 0.48%...............................................................................
                                                                                                                           1,130,727
                                                                                                                        ------------
Net Assets -- 100%...................................................................................................
                                                                                                                        $235,574,582
-----------------------------------------------------------------------

(a) Non-income Producing
(ADR) American Depository Receipt

The Enterprise Equity Income Portfolio

1740 Advisers, Inc.
New York, New York

INVESTMENT MANAGEMENT

1740 Advisers has been an investment adviser to the Enterprise Equity Income Portfolio since its inception. 1740 Advisers currently manages over $1 billion for institutional clients. Their normal investment minimum is $20 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Equity Income Portfolio is to seek a combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend paying common stocks.

INVESTMENT PHILOSOPHY

Above average returns can be achieved by buying undervalued, out of favored stocks and selling them after the market has recognized and corrected their under valuation. Dividend yield relative to the S&P 500 is the measure of the value used in this strategy. It provides a disciplined approach to buy and sell decisions, enhanced stability in the portfolio and lessens overall market risk.

1996 PERFORMANCE REVIEW

Overall performance in 1996 benefited from the Portfolio's holdings of financial, capital goods and energy stocks. Technology stocks which were strong for most of the year were underweight in the Portfolio. Their tepid yields prevented their inclusion and hurt relative performance. Among the top positions in the Portfolio at year end were General Electric, Emerson Electric, Avon Products, Bank America and McGraw Hill. Primary industry concentrations at this time were energy, capital goods and services, pharmaceuticals, finance and telecommunications.

Class A

[GRAPH]                                                                                                  ** The S&P 500/Barra Value
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes transaction
                                                                                                         or holding charges. Enter-
                                                                                                         prise performance numbers
                                                                                                         include the maximum sales
                                                                                                         charge and all fees.
                                                                                                         Remember that historic
                                                                                                         performance does not
                                                                                                         predict future performance.
                                                                                                         Shares may be worth more or
                                                                                                         less at redemption than at
                                                                                                         original purchase.

                       THE ENTERPRISE GROUP OF FUNDS, INC.                     9

Class B

[GRAPH]                                                                                                  ** The S&P 500/Barra Value
                                                                                                         Index is an unmanaged index
                                                                                                         is which excludes
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         all fees and CDSC charges.
                                                                                                         Remember that historic
                                                                                                         performance does not
                                                                                                         predict future performance.
                                                                                                         Shares may be worth more or
                                                                                                         less at redemption than at
                                                                                                         original purchase.

FUTURE INVESTMENT STRATEGY

The stock market has enjoyed two very strong years in a row and expectations are high. At the same time, if slow growth continues, earnings are at risk.

In this environment a more cautious strategy with emphasis on defensive names seems appropriate. The Equity Income Portfolio is, by nature, defensive and increasing the less volatile sectors can increase the downside protection.

There are several groups which may do well in both a slow growth or a stronger economy if that occurs. For example, energy stocks began to strengthen in the second half as oil prices rose and they finished the year strong. The international oils are an overweight group in the Portfolio and the holdings of natural gas pipelines and utilities have been increased.

The basic material stocks also have high relative yields and low valuations. If the U.S. or international economies should strengthen more than currently anticipated, these very economy sensitive names would become offensive. The capital goods stocks outperformed last year but are not particularly extended and could offer the same opportunity as the basic materials. Positions have slowly been increased in aluminum, chemicals, paper and forest products stocks.

The financial area is being gradually de-emphasized. The banks have been strong performers for five years and are at the top of their historical valuation range. The fundamentals are good and earnings are growing but much of the good news is already in the prices. They are being reduced in the Portfolio, while insurance and REITs are being increased.

The Portfolio's strategy is to continue to be relatively fully invested to respect the power of the fund inflows and "not fight the tape." At the same time, however, this strategy recognizes that the market has already had a substantial move and may need to consolidate. Stocks with moderate valuations and low investor expectations could enhance the Portfolio's ability to ride out any correction.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

10                      THE ENTERPRISE GROUP OF FUNDS, INC.

EQUITY INCOME PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Common Stocks -- 89.75%                                Amount           Value
---------------------------------------------------------------------------------
Aerospace -- 3.06%
---------------------------------------------------------------------------------
Northrop Grumman Corporation......................         10,000   $     827,500
Timken Company....................................         14,000         642,250
United Technologies Corporation...................         14,000         924,000
                                                                    -------------
                                                                        2,393,750
Automotive -- 1.87%
---------------------------------------------------------------------------------
Chrysler Corporation..............................         10,000         330,000
Eaton Corporation.................................          7,000         488,250
Ford Motor Company Delaware.......................          8,000         255,000
General Motors Corporation........................          7,000         390,250
                                                                    -------------
                                                                        1,463,500
Banking -- 5.00%
---------------------------------------------------------------------------------
Bankers Trust New York Corporation................          7,000         603,750
Chase Manhattan Corporation.......................          9,000         803,250
First Union Corporation...........................         11,000         814,000
NationsBank Corporation...........................          9,000         879,750
Wells Fargo & Company.............................          3,000         809,250
                                                                    -------------
                                                                        3,910,000
Business Services -- 0.72%
---------------------------------------------------------------------------------
Ogden Corporation.................................         30,000         562,500
Capital Goods & Services -- 8.82%
---------------------------------------------------------------------------------
Cooper Industries Inc.............................         12,000         505,500
Deere & Company...................................         18,000         731,250
General Electric Company..........................         20,000       1,977,500
General Signal Corporation........................         18,000         769,500
Goulds Pumps Inc..................................         15,000         344,062
Harsco Corporation................................         10,000         685,000
Textron Inc.......................................         10,000         942,500
Xerox Corporation.................................         18,000         947,250
                                                                    -------------
                                                                        6,902,562
Chemicals -- 3.77%
---------------------------------------------------------------------------------
Dow Chemical Company..............................          6,000         470,250
Du Pont E I De Nemours & Company..................          8,000         755,000
Monsanto Company..................................         25,000         971,875
Olin Corporation..................................         20,000         752,500
                                                                    -------------
                                                                        2,949,625
Consumer Durables -- 2.52%
---------------------------------------------------------------------------------
Dana Corporation..................................         25,000         815,625
Emerson Electric Company..........................         12,000       1,161,000
                                                                    -------------
                                                                        1,976,625
Consumer Non-Durables -- 2.59%
---------------------------------------------------------------------------------
Avon Products Inc.................................         20,000       1,142,500

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Eastman Kodak Company.............................         11,000   $     882,750
                                                                    -------------
                                                                        2,025,250
Consumer Products -- 1.18%
---------------------------------------------------------------------------------
Colgate Palmolive Company.........................         10,000         922,500
Electronics -- 1.08%
---------------------------------------------------------------------------------
Amp Inc...........................................         22,000         844,250
Energy -- 13.34%
---------------------------------------------------------------------------------
Amoco Corporation.................................          9,000         724,500
Atlantic Richfield Company........................          5,000         662,500
British Petroleum PLC (ADR).......................          5,545         783,924
Chevron Corporation...............................         12,000         780,000
Consolidated Natural Gas Company..................         12,000         663,000
Dresser Industries Inc............................         20,000         620,000
El Paso Natural Gas Company.......................         13,837         698,769
Exxon Corporation.................................          8,000         784,000
Mobil Corporation.................................          6,000         733,500
Questar Corporation...............................         16,000         588,000
Royal Dutch Petroleum Company.....................          5,000         853,750
Sonat Inc.........................................         14,000         721,000
Texaco Inc........................................         10,000         981,250
Williams Companies Inc............................         22,500         843,750
                                                                    -------------
                                                                       10,437,943
Finance -- 6.44%
---------------------------------------------------------------------------------
American Express Company..........................         15,000         847,500
Banc One Corporation..............................         17,000         731,000
Bank Of New York Company Inc......................         20,000         675,000
BankAmerica Corporation...........................         11,000       1,097,250
Great Western Financial Corporation...............         25,000         725,000
H F Ahmanson & Company............................         25,000         812,500
Redwood Trust Inc.................................          4,000         149,000
                                                                    -------------
                                                                        5,037,250
Food & Beverages & Tobacco -- 1.89%
---------------------------------------------------------------------------------
American Brands Inc...............................         14,000         694,750
Philip Morris Companies Inc.......................          7,000         788,375
                                                                    -------------
                                                                        1,483,125
Hotels & Restaurants -- 0.32%
---------------------------------------------------------------------------------
Felcor Suite Hotels Inc...........................          7,000         247,625
Insurance -- 3.31%
---------------------------------------------------------------------------------
Aetna Inc.........................................          7,000         560,000
Allstate Corporation..............................         10,000         578,750
Cigna Corporation.................................          6,000         819,750
Lincoln National Corporation......................         12,000         630,000
                                                                    -------------
                                                                        2,588,500

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     11

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Machinery -- 1.56%
---------------------------------------------------------------------------------
Pitney Bowes Inc..................................         15,000   $     817,500
Tenneco Inc. New..................................          9,000         406,125
                                                                    -------------
                                                                        1,223,625
Misc. Financial Services -- 0.71%
---------------------------------------------------------------------------------
Federal National Mortgage Association.............         15,000         558,750
Paper & Forest Products -- 0.98%
---------------------------------------------------------------------------------
Georgia Pacific Corporation.......................          5,000         360,000
International Paper Company.......................         10,000         403,750
                                                                    -------------
                                                                          763,750
Pharmaceuticals -- 8.71%
---------------------------------------------------------------------------------
American Home Products Corporation................         16,000         938,000
Baxter International Inc..........................         12,000         492,000
Bristol Myers Squibb Company......................          7,000         761,250
Lilly Eli & Company...............................         12,000         876,000
Merck & Company Inc...............................         12,000         951,000
Pfizer Inc........................................          6,000         497,250
Schering Plough Corporation.......................          7,000         453,250
Smithkline Beecham P L C (ADR)....................         14,000         952,000
Warner-Lambert Company............................         12,000         900,000
                                                                    -------------
                                                                        6,820,750
Publishing -- 1.60%
---------------------------------------------------------------------------------
Dun & Bradstreet Corporation......................         10,000         237,500
McGraw Hill Inc...................................         22,000       1,014,750
                                                                    -------------
                                                                        1,252,250
Raw Materials -- 4.40%
---------------------------------------------------------------------------------
Carpenter Technology Corporation..................         10,000         366,250
Freeport McMoRan Copper & Gold Inc................         12,000         337,500
Minnesota Mining & Manufacturing Company..........         10,000         828,750
Phelps Dodge Corporation..........................          4,000         270,000
Reynolds Metals Company...........................          7,000         394,625
Union Camp Corporation............................         10,000         477,500
USX Corporation...................................          8,000         251,000
Weyerhaeuser Company..............................         11,000         521,125
                                                                    -------------
                                                                        3,446,750
Real Estate -- 2.70%
---------------------------------------------------------------------------------
Avalon Properties Inc.............................         10,000         287,500
Bay Apartment Communities.........................          7,000         252,000
Crescent Real Estate Equities.....................          6,000         316,500
Developers Diversified Reality....................          5,000         185,625
Equity Residential Properties Trust...............          6,000         247,500
Health Care Property Investors Inc................          8,000         280,000

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Healthcare Realty Trust...........................          5,000   $     132,500
Irvine Apartment Communities Inc..................         10,000         250,000
Meditrust.........................................          4,000         160,000
                                                                    -------------
                                                                        2,111,625
Technology -- 2.90%
---------------------------------------------------------------------------------
Harris Corporation Delaware.......................         10,000         686,250
Honeywell Inc.....................................         12,000         789,000
Thomas & Betts Corporation........................         18,000         798,750
                                                                    -------------
                                                                        2,274,000
Telecommunications -- 5.31%
---------------------------------------------------------------------------------
Ameritech Corporation.............................         10,000         606,250
Bell Atlantic Corporation.........................          8,000         518,000
BellSouth Corporation.............................         15,000         605,625
GTE Corporation...................................         12,000         546,000
Nynex Corporation.................................          7,000         336,875
Pacific Telesis Group.............................         15,000         551,250
SBC Communications Inc............................         10,000         517,500
Sprint Corporation................................         12,000         478,500
                                                                    -------------
                                                                        4,160,000
Transportation -- 2.07%
---------------------------------------------------------------------------------
Conrail Inc.......................................          3,827         381,265
GATX Corporation..................................          6,000         291,000
Norfolk Southern Corporation......................          6,000         525,000
Union Pacific Corporation.........................          7,000         420,875
                                                                    -------------
                                                                        1,618,140
Utilities -- 2.90%
---------------------------------------------------------------------------------
American Electric Power Inc.......................         12,000         493,500
Carolina Power & Light Company....................         13,000         474,500
FPL Group Inc.....................................         10,000         460,000
Southern Company..................................         20,000         452,500
U.S. West Communications Group....................         12,000         387,000
                                                                    -------------
                                                                        2,267,500
Total Common Stocks
(Identified cost $49,745,318)....................................
                                                                       70,242,145
---------------------------------------------------------------------------------
Commercial Paper -- 10.58%
---------------------------------------------------------------------------------
American Express Credit Corporation, 5.32% due
01/02/97..........................................  $   1,000,000         999,852
American Express Credit Corporation, 5.32% due
01/06/97..........................................        300,000         299,778
American Express Credit Corporation, 5.38% due
01/29/97..........................................        300,000         298,745
Associates Corporation Of North America, 5.48% due
01/31/97..........................................        600,000         597,260
Chevron Oil Finance Company 5.40% due 01/07/97....        200,000         199,820

12                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
CIT Group Holdings Inc. 5.33% due 01/06/97........      1,500,000   $   1,498,890
CIT Group Holdings Inc. 5.35% due 02/25/97........        400,000         396,731
CIT Group Holdings Inc. 5.48% due 01/31/97........        500,000         497,717
General Electric Capital Corporation, 5.50% due
01/27/97..........................................      1,000,000         996,028
Household Finance Corporation 5.45% due
01/14/97..........................................        600,000         598,819
Merrill Lynch & Company Inc. 5.34% due 01/27/97...      1,000,000         996,143
Sears Roebuck Acceptance Corporation, 5.58% due
01/10/97..........................................        900,000         898,744
                                                                    -------------
Total Commercial Paper
(Identified cost $8,278,527).....................................
                                                                        8,278,527
---------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------

Repurchase Agreement -- 0.52%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement,
2.00% due 01/02/97..Collateral: U.S. Treasury Note
$415,000, 5.625% due 11/30/98 Value $415,433        $     405,000   $     405,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $405,000).......................................
                                                                          405,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $58,428,845)....................................
                                                                    $  78,925,672
Other Assets Less Liabilities -- (0.85)%.........................
                                                                         (663,892)
                                                                    -------------
Net Assets -- 100%...............................................
                                                                    $  78,261,780
---------------------------------------------------------------------------------

(a) Non-income Producing
(ADR) American Depository Receipts

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     13

The Enterprise Capital Appreciation Portfolio

Provident Investment Counsel, Inc.
Pasadena, California

INVESTMENT MANAGEMENT

Provident Investment Counsel has been investment adviser to the Enterprise Capital Appreciation Portfolio since inception. Provident Investment Counsel currently manages over $18 billion for institutional clients. Their usual investment minimum is $5 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Capital Appreciation Portfolio is to seek maximum capital appreciation, primarily through investment in common stock of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics.

INVESTMENT PHILOSOPHY

Provident Investment Counsel's investment philosophy is based on the belief that, over time, the reason the price of a company's stock increases is because its earnings are increasing. Their investment strategy seeks to create a portfolio of companies that, in aggregate, is growing its earnings at a faster and more consistent rate than the overall market.

1996 PERFORMANCE REVIEW

The Enterprise Capital Appreciation Portfolio delivered a year of solid performance reflecting that 1996 was a remarkable year. Throughout the year, strong mutual fund cash flows fueled the demand for the largest capitalization, most liquid securities. Large capitalization stocks outperformed mid and small cap shares particularly in the second half of the year as investors sought liquidity and were willing to pay a significant premium for it. On average, these companies are projecting a two year earnings growth rate of a modest 14%. In contrast, mid-capitalization growth in the Enterprise Capital Appreciation Portfolio boast, on average, earnings growth forecasts well above 20%. These mid-cap companies performed well, yet on a relative basis, did not advance as much as larger capitalization names.

At year end MBNA Corp., First Data Corp., Tyco Limited, HFS Inc., and Pfizer, Inc. were the largest positions in the Portfolio. Major sector concentrations were in healthcare, business services, finance, communications and computer software.

Class A

[GRAPH]                                                                                                  ** The S&P 500/Barra Growth
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes any
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers in-
                                                                                                         clude the maximum sales
                                                                                                         charge and all fees.
                                                                                                         Remember that historic per-
                                                                                                         formance does not predict
                                                                                                         future performance. Shares
                                                                                                         may be worth more or less
                                                                                                         at redemption than original
                                                                                                         purchase.

14                      THE ENTERPRISE GROUP OF FUNDS, INC.

Class B

[GRAPH]                                                                                                  ** The S&P 500/Barra Growth
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes any
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers in-
                                                                                                         clude all fees and CDSC
                                                                                                         charges. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than original
                                                                                                         purchase.

FUTURE INVESTMENT STRATEGY

The outlook for 1997 is for less exciting returns from the overall market. While Provident Investment Counsel does not make top down economic forecasts, the consensus view is for a slowing economy and for slower profit growth. This economic environment would result in relatively stable interest rates and inflation rates. These factors would support current P/E ratios in the market. However, the P/E ratios are not expected to continue to expand from current levels. Therefore, the bulk of market returns will come from underlying earnings growth. If this outlook is correct, this should be positive for high and consistent growth companies. In this environment, a shift is expected away from the very large but slower growing companies toward companies of smaller size but higher growth rates -- similar to the companies held in this Portfolio.

The earnings growth in this portfolio is supported by excellent revenue growth, high profit margins, high returns to equity and low debt levels. This type of potential earnings growth is more visible and sustainable than that of the average company. Despite the gains of the last two years, these companies still offer reasonable P/E ratio valuations.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     15

CAPITAL APPRECIATION PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Common Stocks -- 100.48%                               Amount           Value
---------------------------------------------------------------------------------

Apparel & Textiles -- 0.93%
---------------------------------------------------------------------------------
Gucci Group N V (ADR).............................        17,500    $   1,117,813

Broadcasting -- 2.55%
---------------------------------------------------------------------------------
British Sky Broadcast Group PLC (ADR) (a).........        58,500        3,071,250

Business Services -- 11.95%
---------------------------------------------------------------------------------
Accustaff Inc. (a)................................        84,731        1,789,942
Alco Standard Corporation.........................        28,200        1,455,825
Automatic Data Processing Inc.....................        10,800          463,050
Ceridian Corporation (a)..........................        40,900        1,656,450
Computer Sciences Corporation (a).................        27,000        2,217,375
Cuc International Inc. (a)........................        29,100          691,125
Danka Business Systems (ADR)......................        16,800          594,300
First Data Corporation............................       104,468        3,813,082
Paychex Inc.......................................        33,000        1,697,438
                                                                    -------------
                                                                       14,378,587

Capital Goods & Services -- 7.06%
---------------------------------------------------------------------------------
American Standard Companies Inc. (a)..............        61,900        2,367,675
Republic Industries Inc. (a)......................        56,000        1,746,500
Tyco International Ltd............................        67,600        3,574,350
USA Waste Services Inc. (a).......................        25,000          796,875
                                                                    -------------
                                                                        8,485,400

Computer Hardware -- 2.66%
---------------------------------------------------------------------------------
Cisco Systems Inc. (a)............................        45,400        2,888,575
DST Systems Inc. (a)..............................        10,000          313,750
                                                                    -------------
                                                                        3,202,325

Computer Services -- 2.94%
---------------------------------------------------------------------------------
Affiliated Computer Services Inc. (a).............        10,000          297,500
Ascend Communications Inc. (a)....................        24,000        1,491,000
BDM International Inc. (a)........................        14,000          759,500
Sungard Data Systems Inc. (a).....................        25,000          987,500
                                                                    -------------
                                                                        3,535,500

Computer Software -- 7.98%
---------------------------------------------------------------------------------
Computer Associates International Inc.............        56,000        2,786,000
Microsoft Corporation (a).........................        21,200        1,751,650
Oracle System Corporation (a).....................        69,750        2,912,062
Parametric Technology Corporation (a).............        28,000        1,438,500
Sterling Commerce Inc. (a)........................        20,000          705,000
                                                                    -------------
                                                                        9,593,212

Consumer Non-Durables -- 3.10%
---------------------------------------------------------------------------------
Gillette Company..................................        27,200        2,114,800

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Price Costco Inc. (a).............................        64,300    $   1,615,538
                                                                    -------------
                                                                        3,730,338

Drugs & Medical Products -- 1.75%
---------------------------------------------------------------------------------
Boston Scientific Corporation (a).................        35,000        2,100,000

Electronics -- 1.51%
---------------------------------------------------------------------------------
Andrew Corporation (a)............................        34,275        1,818,717

Energy -- 4.42%
---------------------------------------------------------------------------------
AES Corporation (a)...............................        35,000        1,627,500
Enron Corporation.................................        34,100        1,470,563
Global Marine Inc. (a)............................        50,000        1,031,250
Tosco Corporation.................................        15,000        1,186,875
                                                                    -------------
                                                                        5,316,188

Entertainment & Leisure -- 1.00%
---------------------------------------------------------------------------------
Circus Circus Enterprises Inc. (a)................        35,000        1,203,125

Finance -- 10.74%
---------------------------------------------------------------------------------
Associates First Capital Corporation (a)..........        44,900        1,981,212
Federal Home Loan Mortgage Corporation............         8,700          958,088
Federal National Mortgage Association.............        55,600        2,071,100
First USA Inc.....................................        73,000        2,527,625
Green Tree Financial Corporation..................        19,000          733,875
MBNA Corporation..................................        92,075        3,821,112
Money Store Inc...................................        30,000          828,750
                                                                    -------------
                                                                       12,921,762

Health Care -- 18.12%
---------------------------------------------------------------------------------
Amerisource Health Corporation (a)................        50,000        2,412,500
Amgen Inc. (a)....................................        35,000        1,903,125
Cardinal Health Inc...............................        47,400        2,761,050
Healthsouth Corporation (a).......................        45,300        1,749,713
Idexx Labs Inc. (a)...............................        41,000        1,476,000
Medtronic Inc.....................................        35,300        2,400,400
Omnicare Inc......................................        58,000        1,863,250
Oxford Health Plans Inc. (a)......................        49,400        2,892,987
Pfizer Inc........................................        39,200        3,248,700
Tenet Healthcare Corporation (a)..................        50,000        1,093,750
                                                                    -------------
                                                                       21,801,475

Hotels & Restaurants -- 4.21%
---------------------------------------------------------------------------------
HFS Inc. (a)......................................        57,400        3,429,650
Mirage Resorts Inc. (a)...........................        27,800          601,175
Promus Hotel Corporation (a)......................        35,000        1,036,875
                                                                    -------------
                                                                        5,067,700

Insurance -- 3.05%
---------------------------------------------------------------------------------

16                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
American International Group Inc..................         9,850    $   1,066,263
MGIC Investment Corporation.......................        20,000        1,520,000
PMI Group Inc.....................................        19,500        1,079,812
                                                                    -------------
                                                                        3,666,075

Machinery -- 1.32%
---------------------------------------------------------------------------------
United States Filter Corporation (a)..............        50,000        1,587,500

Oil Services -- 1.16%
---------------------------------------------------------------------------------
Schlumberger Ltd..................................        14,000        1,398,250

Paper Products -- 0.75%
---------------------------------------------------------------------------------
Staples Inc. (a)..................................        50,000          903,125

Pharmaceuticals -- 1.46%
---------------------------------------------------------------------------------
Elan PLC (ADR) (a)................................        20,000          665,000
Lilly Eli & Company...............................        15,000        1,095,000
                                                                    -------------
                                                                        1,760,000

Retail -- 4.40%
---------------------------------------------------------------------------------
Home Depot Inc....................................        32,000        1,604,000
Kohls Corporation (a).............................        12,000          471,000
Petsmart Inc. (a).................................        30,000          656,250
Safeway Inc. (a)..................................        35,000        1,496,250
Tiffany & Company.................................        16,000          586,000
Tommy Hilfiger Corporation (ADR) (a)..............        10,000          480,000
                                                                    -------------
                                                                        5,293,500

Technology -- 1.73%
---------------------------------------------------------------------------------
Lucent Technologies Inc...........................        45,000        2,081,250

Telecommunications -- 5.69%
---------------------------------------------------------------------------------
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
ADC Telecommunications Inc. (a)...................        30,000          933,750
Asia Satellite Telecom Holdings (ADR) (a).........        30,000    $     701,250
Aspect Telecommunications Corporation (a).........        25,000        1,587,500
Checkpoint Systems Inc. (a).......................        25,000          618,750
Ericsson L M Tel Company (ADR)....................        58,300        1,759,931
Worldcom Inc. (a).................................        47,600        1,240,575
                                                                    -------------
                                                                        6,841,756
Total Common Stocks
(Identified cost $84,955,043)....................................
                                                                      120,874,848
---------------------------------------------------------------------------------

Repurchase Agreement -- 0.75%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement,
2.00% due 01/02/97
Collateral: U.S. Treasury Note, $930,000 5.625%
due 11/30/98 Value $930,971.......................  $    910,000          910,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $910,000).......................................
                                                                          910,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $85,865,043)....................................
                                                                    $ 121,784,848

Other Assets Less Liabilities -- (1.23)%.........................
                                                                       (1,484,829)
                                                                    -------------

Net Assets -- 100%...............................................
                                                                    $ 120,300,019
---------------------------------------------------------------------------------

(a) Non-income Producing
(ADR) American Depository Receipts

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     17

The Enterprise Small Company Portfolio

GAMCO Investors, Inc.
Rye, New York

INVESTMENT MANAGEMENT

GAMCO Investors, Inc., which currently manages over $5 billion for institutional clients, became manager of the Portfolio on July 1, 1996. Their normal investment minimum is $1 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Small Company Portfolio is to seek maximum capital appreciation, primarily through investment in the equity securities of companies which have a market capitalization of no more than $1 billion.

INVESTMENT PHILOSOPHY

GAMCO's focus is on free cash flow. They believe free cash flow is the best barometer of a business' value. Rising free cash flow often foreshadows net earnings improvement. They also look at long-term earnings trends and analyze on and off balance sheet assets and liabilities. GAMCO wants to know everything that will add to or detract from private market value estimates. Finally they look for a catalyst: something happening in the company's industry or indigenous to the company itself that will surface value.

1996 PERFORMANCE REVIEW

The Small Company Portfolio made substantial progress during the year without taking on undue risk. Several themes worked well in 1996 particularly during the second half of the year. Among the best performers during this period were companies tied to the commercial aircraft cycle, including suppliers to Boeing.

Class A

[GRAPH]                                                                                                  ** The Wilshire Small Cap
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes any
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         price.

18                      THE ENTERPRISE GROUP OF FUNDS, INC.

Class B

[GRAPH]                                                                                                  ** The Wilshire Small Cap
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes any
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         all fees and CDSC charges.
                                                                                                         Remember that historic
                                                                                                         performance does not
                                                                                                         predict future performance.
                                                                                                         Shares may be worth more or
                                                                                                         less at redemption than at
                                                                                                         original price.

Class Y

[GRAPH]                                                                                                  ** The Wilshire Small Cap
                                                                                                         Index is an unmanaged index
                                                                                                         which excludes any
                                                                                                         transaction or holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future perform-
                                                                                                         ance. Shares may be worth
                                                                                                         more or less at redemption
                                                                                                         than at original price.

Media and communication stocks remain undervalued, as investors are focusing on companies with visible earnings growth. Regulatory changes as well as strong cash flows will benefit many of these companies in future quarters. Cable stocks, for example, declined on fear of competition from direct broadcast satellite but may enjoy strong cash flows and revenue streams from such services as Internet access.

Top holdings in the Portfolio at year end included Wynns International, United Television, Culbro, SPS Technologies and BHC Communications with major industry concentrations in the broadcasting/media, aerospace, publishing, machinery and food/beverage sectors.

FUTURE INVESTMENT STRATEGY

GAMCO will continue to focus on value. The Portfolio favors industries and individual companies in the early stages of sustainable earnings uptrends and other fundamentally attractive opportunities that participated only marginally in the 1996 bull market. Aerospace component manufacturers are positioned to post superior earnings gains for the next three to five years should airlines throughout the world continue to rebuild and refurbish their fleets. Auto aftermarket companies may grow earnings as the economy and new car sales slow. As Personal Communication Services (PCS) systems come on-line in the year ahead, cellular telephone companies, which have been under the cloud of future competition from PCS, will have an opportunity to demonstrate the long term viability of what GAMCO believes will remain a good growth business. Entertainment software and cable network stocks, which were panned in 1996, may get more favorable reviews from investors in the year ahead.

Finally, and perhaps most importantly for 1997, corporate restructurings in the form of mergers and sales and spin-offs of assets may continue at a feverish pace. There is strong global appetite for extending product lines and distribution systems via acquisitions. The world is awash in liquidity and stock is an increasingly valuable currency. In response, corporate managements that hope to remain independent are under pressure to surface the value of their businesses by selling underperforming divisions, spinning off undervalued assets and repurchasing shares. Deals and corporate events of this nature may trigger some of the biggest small company stock advances in 1997.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     19

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

20                      THE ENTERPRISE GROUP OF FUNDS, INC.

SMALL COMPANY PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Common Stocks -- 96.61%                                Amount           Value
---------------------------------------------------------------------------------

Advertising -- 2.69%
---------------------------------------------------------------------------------
Ackerley Inc......................................         50,000   $     587,500

Aerospace -- 12.64%
---------------------------------------------------------------------------------
Coltec Industries Inc.............................         25,000         471,875
Curtiss Wright Corporation........................          4,000         201,500
Gencorp Inc.......................................         20,000         362,500
Mafco Consolidated Group Inc......................         17,000         431,375
Sequa Corporation (a).............................         12,000         471,000
SPS Technologies Inc..............................         10,000         642,500
UNC Inc...........................................         15,000         180,000
                                                                    -------------
                                                                        2,760,750

Apparel & Textiles -- 2.20%
---------------------------------------------------------------------------------
Fieldcrest Cannon Inc.............................         30,000         480,000

Automotive -- 5.54%
---------------------------------------------------------------------------------
Scheib Earl Inc...................................         60,000         420,000
Wynns International Inc...........................         25,000         790,625
                                                                    -------------
                                                                        1,210,625

Broadcasting -- 15.55%
---------------------------------------------------------------------------------
BET Holdings Inc..................................         12,000         345,000
BHC Communications Inc............................          6,000         608,250
Chris Craft Industries Inc........................         10,403         435,626
Gaylord Entertainment Company.....................          8,000         183,000
HSN Inc...........................................         25,000         593,750
International Family..............................
Entertainment Inc.................................         35,000         542,500
United Television Inc.............................          8,000         689,000
                                                                    -------------
                                                                        3,397,126

Cable -- 1.40%
---------------------------------------------------------------------------------
Cablevision Systems Corporation...................         10,000         306,250

Capital Goods & Services -- 1.38%
---------------------------------------------------------------------------------
AAR Corporation...................................         10,000         302,500

Chemicals -- 1.95%
---------------------------------------------------------------------------------
Church & Dwight Inc...............................         12,000         274,500
Lawter International Inc..........................         12,000         151,500
                                                                    -------------
                                                                          426,000

Consumer Durables -- 2.12%
---------------------------------------------------------------------------------
Dynamics Corporation of America...................         10,000         282,500
Oneida Limited....................................         10,000         180,000
                                                                    -------------
                                                                          462,500

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------

Consumer Products -- 0.71%
---------------------------------------------------------------------------------
TVX Gold Inc......................................         20,000   $     155,000

Consumer Services -- 3.63%
---------------------------------------------------------------------------------
Berlitz International Inc.........................          7,500         155,625
Rollins Inc.......................................         25,000         500,000
Wackenhut Corporation.............................          8,000         138,000
                                                                    -------------
                                                                          793,625

Electrical Equipment -- 2.18%
---------------------------------------------------------------------------------
Ametek Inc........................................         12,000         267,000
Thomas Industries Inc.............................         10,000         208,750
                                                                    -------------
                                                                          475,750

Entertainment & Leisure -- 5.55%
---------------------------------------------------------------------------------
Aztar Corporation (a).............................         50,000         350,000
GC Companies Inc..................................         12,000         415,500
Spelling Entertainment Group Inc..................         50,000         368,750
Trans Lux Corporation.............................          7,000          77,000
                                                                    -------------
                                                                        1,211,250

Finance -- 0.49%
---------------------------------------------------------------------------------
Advest Group Inc..................................         10,000         107,500

Food & Beverages & Tobacco -- 5.09%
---------------------------------------------------------------------------------
Celestial Seasonings Inc..........................         15,000         296,250
Culbro Corporation................................         10,000         648,750
Eskimo Pie Corporation............................         15,000         166,875
                                                                    -------------
                                                                        1,111,875

Insurance -- 1.26%
---------------------------------------------------------------------------------
Liberty Corporation...............................          7,000         274,750

Machinery -- 5.60%
---------------------------------------------------------------------------------
Goulds Pumps Inc..................................         15,000         344,062
Idex Corporation..................................          7,000         279,125
Katy Industries Inc...............................         30,000         435,000
Kollmorgen Corporation............................         15,000         165,000
                                                                    -------------
                                                                        1,223,187

Manufacturing -- 1.94%
---------------------------------------------------------------------------------
Aptargroup Inc....................................         12,000         423,000

Misc. Financial Services -- 2.21%
---------------------------------------------------------------------------------
Data Broadcasting Corporation.....................         25,000         175,000
Midland Company...................................          8,000         308,000
                                                                    -------------
                                                                          483,000

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     21

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Pharmaceuticals -- 2.15%
---------------------------------------------------------------------------------
Carter Wallace Inc................................         30,000   $     468,750

Printing & Publishing -- 7.67%
---------------------------------------------------------------------------------
Lee Enterprises Inc...............................         15,000         348,750
Media General Inc.................................         13,000         393,250
Meredith Corporation..............................          9,000         474,750
Providence Journal Company........................         15,000         459,375
                                                                    -------------
                                                                        1,676,125

Publishing -- 1.04%
---------------------------------------------------------------------------------
Houghton Mifflin Company..........................          4,000         226,500

Retail -- 2.34%
---------------------------------------------------------------------------------
Neiman Marcus Group Inc...........................         20,000         510,000

Security & Investigation Services -- 0.98%
---------------------------------------------------------------------------------
Pittway Corporation Delaware......................          4,000         214,000

Telecommunications -- 4.83%
---------------------------------------------------------------------------------
Aerial Communications Inc.........................         30,000         243,750
Atlantic Tele Network Inc.........................          5,000          76,250
Centennial Cellular Corporation...................         20,000         242,500
Comsat Corporation................................         20,000         492,500
                                                                    -------------
                                                                        1,055,000

Transportation -- 3.47%
---------------------------------------------------------------------------------
GATX Corporation..................................         11,000         533,500
Hudson General Corporation........................          6,000         223,500
                                                                    -------------
                                                                          757,000
Total Common Stocks
(Identified cost $19,608,818)....................................
                                                                       21,099,563
---------------------------------------------------------------------------------
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------

U.S. Treasury Bills -- 4.85%
---------------------------------------------------------------------------------
United States Treasury Bill
4.25% due 01/09/97................................  $      94,000   $      93,911
United States Treasury Bill
4.51% due 01/23/97................................        123,000         122,661
United States Treasury Bill
4.66% due 01/30/97................................         24,000          23,910
United States Treasury Bill
4.94% due 01/16/97................................        150,000         149,691
United States Treasury Bill
4.95% due 01/16/97................................         95,000          94,804
United States Treasury Bill
4.97% due 01/16/97................................        200,000         199,586
United States Treasury Bill
4.97% due 01/23/97................................        150,000         149,545
United States Treasury Bill
4.98% due 01/16/97................................        225,000         224,533
Total U.S. Treasury Bills
(Identified cost $1,058,641).....................................
                                                                        1,058,641
---------------------------------------------------------------------------------

Repurchase Agreement -- 0.46%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement,
2.00% due 01/02/97
Collateral: U.S. Treasury Note $100,000, 6.25% due
7/31/98, Value $103,333...........................        100,000         100,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $100,000).......................................
                                                                          100,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $20,767,459)....................................
                                                                    $  22,258,204
Other Assets Less Liabilities -- (1.92)%.........................
                                                                         (418,599)
                                                                    -------------
Net Assets -- 100%...............................................
                                                                    $  21,839,605
---------------------------------------------------------------------------------

(a) Non-income Producing

See notes to financial statements.

22                      THE ENTERPRISE GROUP OF FUNDS, INC.

The Enterprise International Growth Portfolio

Brinson Partners, Inc.
Chicago, Illinois

INVESTMENT MANAGEMENT

Brinson Partners is a global investment management firm with offices in Chicago, London and Tokyo and became manager of the Enterprise International Growth Portfolio on October 1, 1994. Brinson Partners, Inc. currently manages over $60 billion for institutional clients. Their normal investment minimum is $25 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise International Growth Portfolio is to seek capital appreciation, primarily through a diversified portfolio of non-U.S. equity securities.

INVESTMENT PHILOSOPHY

Brinson Partners believes that discrepancies exist between prices and fundamental values, both across and within the international equity markets. The Portfolio takes advantage of these discrepancies by using a disciplined approach to measure fundamental value from the perspective of the long term investor. Brinson Partners' international equity strategy reflects their decisions about the relative attractiveness of the asset class, the individual equity markets, currencies, the industries across and within those markets, other common risk factors within those markets and individual international companies.

1996 PERFORMANCE REVIEW

Throughout 1996, the Enterprise International Growth Portfolio benefited from its active strategies in currency allocation and security selection. Market allocation slightly detracted from performance during the year. The underweight in the Japanese yen, Swiss franc, German deutschemark and offsetting overweights primarily in the U.S. dollar, were all successful strategies. Stock selection was very strong within the Japanese equity market. Honda and Toyota hit record highs in Japan in 1996. Underweighting the financials and overweighting the pharmaceuticals, precision instruments and electrical machinery industries all contributed to portfolio returns. The Portfolio's overweight in cash and underweight market positions in Sweden, Hong Kong and Switzerland detracted slightly from performance. This was partially offset by positive results from overweights in the Netherlands, Spain, and Belgium and underweights in Japan and Singapore.

Class A

[GRAPH]                                                                                                  ** The EAFE Index is an
                                                                                                         unmanaged index which
                                                                                                         excludes transaction or
                                                                                                         holding charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         purchase.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     23

At year end the Portfolio's largest holdings included Royal Dutch Petroleum (Netherlands), Unilever (United Kingdom and Netherlands), Telecom Corporation of NZ (New Zealand), British Telecom (United Kingdom) and Toray Industries (Japan). Major country concentrations focused on Japan, United Kingdom, France, Germany and the Netherlands.

FUTURE INVESTMENT STRATEGY

While 1997 economic growth expectations are picking up for most countries, several markets are not expected to maintain last year's strong growth into 1997. The inflation outlook remains relatively benign for most developed markets. Despite an environment of good GDP growth, the combination of fiscal restraint and downward wage pressures may help to keep inflation under control.

The Portfolio continues to target a 5% strategic cash position, reflecting the view that non-U.S equity markets are overpriced. The Japanese equity market is notably more overpriced than most of the other non-U.S. markets. Given the valuation analysis and fundamental considerations, the Portfolio is underweight in Japan by 6.5%.

The other non-U.S. equity markets (excluding Japan) are overweight by 1.5%. Brinson Partners continues to emphasize New Zealand, Australia and, in Europe, France, Netherlands, Belgium and Finland. The Portfolio remains modestly overeweight in Spain and the United Kingdom and are neutrally positioned in Italy. The outlook for German earnings has become more favorable. Throughout Europe, there is growing evidence of an awareness by company managements of shareholder value. This has been pronounced in Germany, where a number of companies have started to restructure.

Canada has enjoyed a period of declining interest rates, an improving fiscal picture and a somewhat undervalued Canadian dollar that has supported its exporters. At this point, however, we view interest rates as being unsustainably low and we find currency at or close to fair value. Fundamental analysis indicates that this market has become more expensive. The Portfolio is invested but quite underweight, in Hong Kong and Switzerland; with lesser underweights held in Canada and Malaysia. Currency strategy continues to favor the U.S. dollar over the less attractive Japanese yen, German deutschemark, Swiss franc and French franc.

As with all international growth funds, Enterprise International Growth Portfolio carries additional risks such as possibly less stable foreign securities and currencies, lack of uniform accounting standards and political instability.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

24                      THE ENTERPRISE GROUP OF FUNDS, INC.

INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Common Stocks -- 94.07%                                Amount           Value
---------------------------------------------------------------------------------

Australia -- 4.71%
---------------------------------------------------------------------------------
Amcor LTD.........................................         15,800   $     101,599
Boral LTD.........................................         30,600          87,074
Broken Hill Proprietary...........................         37,500         534,139
CRA LTD...........................................         12,100         189,949
David Jones LTD...................................         61,500          85,546
Lend Lease Corporation............................          4,665          90,475
MIM Holdings LTD..................................         70,187          98,187
National Australia Bank...........................         20,000         235,275
News Corporation..................................         40,064         211,450
Pacific Dunlop LTD................................         28,500          72,490
Qantas Airways LTD................................         40,226          67,145
Santos LTD........................................         22,000          89,182
Westpac Bank Corporation..........................         38,500         219,108
WMC LTD...........................................         17,000         107,154
Woolworths LTD....................................         28,000          67,435
                                                                    -------------
                                                                        2,256,208

Belgium -- 3.26%
---------------------------------------------------------------------------------
Bruxelles Lambert Groupe..........................            600          77,252
Delhaize Le Lion..................................          1,650          98,030
Electrabel........................................          1,140         269,842
Fortis AG.........................................          1,119         179,520
Fortis AG.........................................             19               9
Generale De Banque................................            200          71,704
Generale De Banque (Wts)..........................            300           4,349
Kredietbank.......................................            580         190,119
Petrofina SA......................................            625         198,960
Society General De Belgique.......................          1,050          82,405
Solvay............................................            270         165,306
Tractebel CAP.....................................            300         139,705
Union Miniere (a).................................          1,300          88,094
                                                                    -------------
                                                                        1,565,295

Canada -- 2.80%
---------------------------------------------------------------------------------
Alcan Aluminum LTD................................          3,000         101,329
Bank Montreal Quebec..............................          2,500          79,603
Barrick Gold Corporation..........................          1,700          48,729
Bce Inc...........................................          1,400          67,429
Canadian National Railway Company.................          1,900          72,292
Canadian Pacific LTD..............................          6,400         168,495
Hudson Bay Company................................          3,900          64,938
Imperial Oil LTD..................................          2,300         108,340
Moore Corporation LTD.............................          2,500          51,851
Noranda Inc.......................................          2,900          64,701
Northern Telecom LTD..............................          1,100   $      68,444

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Nova Corporation Alberta..........................          4,700          41,704
Royal Bank Canada Montreal Quebec.................          2,800          98,357
Seagram LTD.......................................          2,600         103,009
Thomson Corporation...............................          6,300         139,177
Transcanada Pipelines LTD.........................          3,800          66,603
                                                                    -------------
                                                                        1,345,001

Finland -- 1.38%
---------------------------------------------------------------------------------
Merita A LTD (a)..................................         22,000          68,391
Nokia Oy..........................................          5,300         307,400
Outokumpu Oy......................................          3,400          58,022
Pohjola...........................................          1,400          31,500
Sampo Vakuutusosak................................            900          71,022
Upm Kymmene Oy....................................          5,900         123,772
                                                                    -------------
                                                                          660,107

France -- 9.47%
---------------------------------------------------------------------------------
Accor.............................................          1,324         167,653
Alcatel Alsthom...................................          1,452         116,641
Axa...............................................            700          44,521
Banque National Paris.............................          5,980         231,432
Cep Communications................................            480          33,906
Cep Communications (Wts)..........................            880           1,009
Cie De St Gobain..................................          1,951         276,001
Cie De Suez.......................................          2,266          96,344
Cie Generale Des Eaux.............................          3,005         372,403
Colas (Rts).......................................            332          47,991
Compagnie Bancaire................................          1,443         170,763
Credit Local de France............................          2,512         218,835
Danone............................................            500          69,673
L'Oreal...........................................            300         112,981
Lafarge Coppee SA.................................          1,200          71,998
LVMH Moet Hennessy................................          1,325         370,035
Michelin (a)......................................          3,428         185,060
Pechiney..........................................          2,726         114,220
Peugeot SA (a)....................................          2,760         310,656
Rhone Poulenc SA..................................          6,400         218,206
Seita.............................................          2,500         104,558
Societe Generale..................................          2,446         264,471
Society Elf Aquitaine.............................          2,836         258,156
Total SA..........................................          4,485         364,782
Union Assured Paris...............................          4,654         117,953
Usinor Sacilor....................................         13,600         197,899
                                                                    -------------
                                                                        4,538,147

Germany -- 7.35%
---------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     25

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Allianz AG Holdings...............................            185   $     336,626
BASF AG...........................................          4,800         184,913
Bayer AG..........................................          6,500         265,272
Bayer Motoren Werk................................            255         177,811
Commerzbank AG....................................          5,100         129,588
Daimler Benz AG (a)...............................          2,750         189,433
Deutsche Bank AG..................................          5,400         252,313
Deutsche Telekom..................................          7,500         158,159
Hochtief AG.......................................          1,450          57,480
Hoechst AG........................................          2,300         108,662
Manitoba AG.......................................            290          70,295
Mannesmann AG.....................................            470         203,724
Metro AG..........................................          1,320         106,369
Muenchener Ruckvers...............................             80         199,896
PreussAG AG.......................................            560         126,826
Rwe AG............................................          3,500         148,297
Schering AG.......................................          2,250         189,937
Siemens AG........................................          1,650          77,739
Thyssen AG........................................            900         159,670
Veba AG...........................................          4,080         235,976
Volkswagen AG.....................................            350         145,568
                                                                    -------------
                                                                        3,524,554

Hong Kong -- 1.23%
---------------------------------------------------------------------------------
Cheung Kong (Holdings)............................          7,000          62,221
China Light & Power...............................         14,500          64,490
Guoco Group.......................................          8,000          44,786
Hang Seng Bank....................................          5,000          60,767
Hong Kong Telecommunications......................         20,000          32,194
Hutchison Whampoa.................................         13,000         102,108
New World Devel Company...........................          8,000          54,044
Sun Hung Kai Props................................          4,000          49,001
Swire Pacific.....................................          7,000          66,746
Wharf Holdings....................................         11,000          54,897
                                                                    -------------
                                                                          591,254

Ireland -- 0.17%
---------------------------------------------------------------------------------
Smurfit Jefferson.................................         29,000          83,716

Italy -- 2.73%
---------------------------------------------------------------------------------
Assic Generali....................................          7,810         148,014
Danieli Di Risp...................................         10,000          41,859
Edison............................................          9,000          56,955
Eni(ADR)..........................................          3,400         175,525
Eni SPA...........................................         15,000          76,978
IMI...............................................         19,000         162,821
INA...............................................         19,000          24,749
Italgas...........................................         11,000   $      45,936
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Mediobanca SPA....................................          3,000          16,187
Montedison SPA (a)................................        179,820         122,567
Rinascente........................................          8,000          46,407
Rinascente (Wts)*.................................            400             176
Rinascente Louisiana..............................         14,000          35,807
SAI...............................................          7,000          24,895
Telecom Italia....................................         92,000         179,512
Telecom Italia Mobile.............................        105,000         149,852
                                                                    -------------
                                                                        1,308,240

Japan -- 25.76%
---------------------------------------------------------------------------------
Amada Company.....................................         21,000         163,198
Asahi Glass Company...............................         25,000         235,299
Bank of Tokyo Mits................................         20,800         386,150
Canon Inc.........................................         18,000         397,893
Canon Sales Company Inc...........................          7,700         171,540
Citizen Watch Company.............................         21,000         150,505
Dai Nippon Printing...............................         19,000         333,045
Daiichi Pharm Company.............................         15,000         240,912
Daikin Kogyo......................................         21,000         186,771
Daiwa House Industries............................         12,000         154,391
Fanuc.............................................          8,300         265,892
Fujitsu...........................................         14,000         130,559
Hitachi...........................................         43,000         401,002
Honda Motor Company...............................          6,000         171,488
Inax Corporation..................................         27,000         200,035
Isetan Company....................................          7,000          90,666
Ito Yokado Company................................          8,000         348,156
Kaneka Corporation................................         10,000          51,205
Keio Teito Electric Railway.......................         27,000         131,957
Kintetsu..........................................         27,000         168,561
Kirin Brewery Company.............................         23,000         226,405
Kokuyo Company....................................          6,000         148,174
Kuraray Company...................................         21,000         194,025
Kyocera Corporation...............................          2,000         124,687
Maeda Road Construction...........................          5,000          57,853
Matsushita Electric Industrial Indiana............         33,000         538,555
Mitsubishi Paper..................................         29,000         113,436
NGK Insulators....................................         34,000         322,943
Nintendo Company..................................          1,900         136,007
Nippon Denso......................................         14,000         337,277
Nippon Meat Packer................................         14,000         181,331
Nippon Steel Corporation..........................         15,000          44,297
Okumura Corporation...............................         22,000         133,736
Osaka Gas Company.................................         86,000         235,403
Sankyo Company....................................         15,000         424,834
Sanwa Bank........................................         11,000   $     150,073

26                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Secom Company.....................................          5,000         302,651
Seino Transportation..............................          7,000          77,368
Sekisui House.....................................         40,000         407,564
Shinmaywa Industries..............................         21,000         154,676
Sony Corporation..................................          6,400         419,446
Sumitomo Bank.....................................         22,000         317,244
Sumitomo Electric Industries......................         19,000         265,780
Takeda Chemical Industries........................         16,000         335,722
TDK Corporation...................................          4,000         260,772
Tokio Marine & Fire...............................         19,000         178,827
Tokyo Electric Power..............................          9,300         203,972
Tokyo Steel Manufacturing.........................         15,700         223,685
Tonen Corporation.................................         15,000         174,855
Toray Industries Inc..............................         88,000         543,304
Toshiba Corporation...............................         48,000         301,736
Toyo Suisan Kaisha................................         13,000         130,213
Toyota Motor Corporation..........................          5,000         143,770
Yamazaki Baking Company...........................         10,000         159,744
                                                                    -------------
                                                                       12,349,590

Malaysia -- 1.34%
---------------------------------------------------------------------------------
Hume Industries...................................         11,000          69,254
Kuala Lumpur Kepong...............................         21,500          54,484
Land & General....................................         24,000          57,494
Malayan Bank Berhad...............................          4,000          44,348
Malaysia International Shipping...................         13,000          38,606
Nestle Malay Berhad...............................          2,000          16,076
Public Bank Berhad................................         24,333          51,547
Resorts World Berhad..............................         11,000          50,089
Sime Darby Berhad.................................         20,000          78,796
Telekom Malaysia..................................          5,000          44,546
Tenaga Nasional...................................         23,000         110,196
YTL Corporation...................................          5,000          26,925
                                                                    -------------
                                                                          642,361

Netherlands -- 6.00%
---------------------------------------------------------------------------------
Abn Amro Holdings.................................          3,698         240,750
Akzo Nobel NV.....................................            400          54,677
DSM...............................................            950          93,762
ING NTFL..........................................          9,827         354,034
Klm...............................................          2,200          61,929
Kon Hoogovensnv...................................          1,200          50,043
KPN...............................................          6,131         234,018
Philips Electronic................................          3,200         129,742
Royal Dutch Petroleum.............................          5,520         968,438
Royal Dutch Petroleum Company (ADR)...............            300          51,225
Unilever..........................................          2,240   $     396,492
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Vendex International..............................          3,125         133,761
Ver Ned Uitgevers.................................          5,200         108,729
                                                                    -------------
                                                                        2,877,600

New Zealand -- 3.13%
---------------------------------------------------------------------------------
Brierley Investment LTD...........................        262,000         242,644
Carter Holt Harvey................................         89,000         201,972
Fletcher Challenge Building.......................         29,000          89,183
Fletcher Challenge Energy.........................         29,000          84,058
Fletcher Challenge Forest Division................         64,513         108,092
Fletcher Challenge Paper..........................         59,000         121,379
Telecom Corporation of New Zealand................        115,000         586,992
Telecom Corporation of New Zealand (ADR)..........            800          64,800
                                                                    -------------
                                                                        1,499,120

Singapore -- 0.07%
---------------------------------------------------------------------------------
Jardine Matheson..................................          4,800          31,680

Spain -- 3.34%
---------------------------------------------------------------------------------
Acerinox SA.......................................            500          72,251
Banco Bilbao Vizcaya..............................          2,700         145,789
Banco Central Hispanoamericano....................          2,050          52,661
Banco Intercontinental............................            330          51,168
Banco Popular.....................................            480          94,281
Banco Santander SA................................          1,650         105,615
Corporacion Mapfre................................          1,200          73,114
Emp Nac Electricid................................          2,550         181,490
Fomento De Construcciones.........................            700          65,242
Gas Natural SDG SA................................            300          69,786
Iberdrola SA......................................         13,900         197,004
Repsol SA (ADR)...................................          4,540         174,151
Sevillana De Electric.............................          2,165          24,597
Telefonica De Espana..............................          9,800         227,591
Vallehermoso SA...................................          1,600          34,693
Viscofan Envoltura................................          2,300          33,661
                                                                    -------------
                                                                        1,603,094

Switzerland -- 1.95%
---------------------------------------------------------------------------------
ABB AG............................................             40          49,757
CS Holding........................................            561          57,630
Nestle SA.........................................            259         278,060
Novartis AG.......................................            199         227,917
Roche Holdings AG.................................             20         155,622
Schweiz Bankgesellschaft..........................             48          42,065
Societe General Surveillance Holding..............             16   $      39,327

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     27

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Zurich Verischerung...............................            302          83,933
                                                                    -------------
                                                                          934,311
United Kingdom -- 19.38%
---------------------------------------------------------------------------------
Abbey National....................................         12,000         157,067
Bank Of Scotland..................................         20,000         105,534
Bass..............................................          7,200         101,395
BAT Industries....................................         40,300         334,165
Booker............................................          7,600          51,821
British Energy....................................         88,000         220,113
British Gas.......................................         84,500         324,276
British Petroleum.................................         38,126         457,225
British Steel.....................................         68,000         186,397
British Telecom...................................         81,000         548,141
Charter...........................................          9,876         125,544
Coats Viyella.....................................         52,800         121,213
FKI...............................................         46,750         162,588
General Electric..................................         79,600         522,302
Glaxo Holdings....................................         13,200         214,836
Grand Metropolitan................................         51,000         400,171
Guinness..........................................         43,300         340,495
Hanson............................................         83,500         117,303
Hillsdown Holdings................................         61,000         209,011
House of Fraser...................................         65,500         170,567
HSBC Holdings.....................................         13,000         290,646
Imperial Chemical Industries......................          5,000          65,916
Legal & General Group.............................         32,500         207,405
Lloyds TSB Group..................................         68,232         503,820
Marks & Spencer...................................         33,000         278,157
Mirror Group PLC..................................         37,800         139,232
National Power....................................         19,500         163,029
National Westminster Bank.........................         12,000         141,031
Northern Foods....................................         36,000         124,585
Peninsular and Oriental Steam.....................         32,500         329,065
Reckitt & Colman..................................          6,650          82,370
Redland...........................................         12,500          79,022
RJB Mining........................................         28,000         204,730
Royal Sun Alliance................................         22,005         167,950
RTZ Corporation...................................         13,100         210,516
Sainsbury J.......................................         27,000         179,013
Scottish Hydro....................................         21,500         120,447
Sears.............................................         91,200         146,870
Sedgwick Group....................................         53,400         119,846
Smithkline Beecham................................         15,200         210,409
TESCO.............................................         21,800         132,212
Thames Water......................................         16,300   $     170,624
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Unilever..........................................          8,400         203,632
Vodafone Group....................................         18,400          77,862
Yorkshire Water...................................          6,000          72,469
                                                                    -------------
                                                                        9,291,022
Total Common Stocks
(Identified cost $40,886,567)....................................
                                                                       45,101,300
---------------------------------------------------------------------------------

Preferred Stock -- 0.51%
---------------------------------------------------------------------------------

Australia -- 0.09%
---------------------------------------------------------------------------------
News Corporation..................................         10,000          44,512

Germany -- 0.22%
---------------------------------------------------------------------------------
Henkel Kgaa.......................................          2,100         105,491

Italy -- 0.20%
---------------------------------------------------------------------------------
Fiat SPA..........................................         56,000          92,472
Total Preferred Stock
(Identified cost $264,125).......................................
                                                                          242,475
---------------------------------------------------------------------------------

Commercial Paper -- 4.82%
---------------------------------------------------------------------------------
Browning Ferris Industries Inc.
6.40%, due 01/02/97...............................  $   1,200,000       1,199,786
Duracell
6.75%, due 01/02/97...............................      1,111,000       1,110,792
                                                                    -------------
                                                                        2,310,578
Total Commercial Paper
(Identified cost $2,310,578).....................................       2,310,578
---------------------------------------------------------------------------------
Total Investments
(Identified cost $43,461,270)....................................
                                                                    $  47,654,353
Other Assets Less Liabilities -- 0.60%...........................
                                                                          287,744
                                                                    -------------
Net Assets -- 100%...............................................
                                                                    $  47,942,097
---------------------------------------------------------------------------------

(a) Non-income Producing
(Rts) Rights
(Wts) Warrants
ADR American Depository Receipts
AG Aktien Gesellschaft
CAP Only part of company's capital trades as stock
LTD Limited
SA Societe Anonyme
SDG Sociedad de Gas
SPA Societa Per Azoine

See notes to financial statements.

28                      THE ENTERPRISE GROUP OF FUNDS, INC.

The Enterprise Government Securities Portfolio

TCW Funds Management, Inc.
Los Angeles, California

INVESTMENT MANAGEMENT

TCW Funds Management, a wholly owned subsidiary of TCW Management Company, has been managing the Enterprise Government Securities Portfolio since May 1, 1992. TCW currently manages over $54 billion for institutional clients. Their normal investment minimum is $35 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Government Securities Portfolio is to seek current income and safety of principal, primarily from securities that are obligations of the U.S. Government, its agencies or its instrumentalities.

INVESTMENT PHILOSOPHY

The investment process is grounded in long term value considerations. TCW does not attempt to forecast short term trends in interest rates and, therefore, does not frequently alter average portfolio maturities. The process focuses on controlling the variables that are known and can be managed, such as the term structure of interest rates, mortgage prepayment rates and security structure. Portfolios remain substantially invested in mortgage-backed products under the great majority of market conditions.

1996 PERFORMANCE REVIEW

Mortgage-backed securities, which are the primary holding of the Enterprise Government Securities Portfolio, were once again a top performing fixed income asset in 1996. Moderately increasing interest rates, low volatility and strong technicals pushed the total rate of return of the mortgage sector over 250 basis points above the aggregate fixed income market. During the first six months, news of a strengthening economy stimulated inflationary fears and drove interest rates steadily higher. By July 1, the treasury yield curve had moved up well over 100 basis points. However, as evidence of slowing economic growth and minimal inflationary pressures mounted in the third quarter, interest rates reversed. These falling interest rates during the early fall months reignited prepayment fears among mortgage investors causing mortgages to underperform slightly. But during December, this trend once again reversed. News of widespread economic strength drove interest rates higher, spreads tightened and mortgages outperformed.

Class A

[GRAPH]                                                                                                  ** The Lehman Brothers
                                                                                                         Intermediate Government
                                                                                                         Corporate Bond Index is an
                                                                                                         unmanaged index which
                                                                                                         excludes transaction and
                                                                                                         holding charges. En-
                                                                                                         terprise performance
                                                                                                         numbers include the maximum
                                                                                                         sales charge and all fees.
                                                                                                         Remember that historic
                                                                                                         performance does not
                                                                                                         predict future perform-
                                                                                                         ance. Shares may be worth
                                                                                                         more or less at redemption
                                                                                                         than at original purchase.

30                      THE ENTERPRISE GROUP OF FUNDS, INC.

A number of technical factors contributed positively to the performance of the mortgage sector in 1996. Most significantly, there was an increase in the demand for mortgage product at the same time that the supply of new securities decreased. The increase in investor demand was driven, at least in part, by tight spreads in other sectors of the fixed income market. This supply/demand imbalance was especially pronounced in the adjustable rate mortgage sector where demand for short duration assets increased as new production declined. The collateralized mortgage obligation sub-sector continued to revive in 1996. Increase demand drove new issuance up but volume of new product remained well below the levels seen three years ago.

FUTURE INVESTMENT STRATEGY

The mortgage sector ended the year on a sound note and mortgage-backed securities may continue to be among the top performing dollar denominated fixed income classes in 1997. Mortgages remain attractive on a relative basis in contrast to the corporate sector, where yield spreads have been narrow for the past few years. Strong technicals remain in place and may persist well into 1997 contributing positively to mortgage performance in the coming months. Looking ahead, greater reliance is foreseen on fixed rate pass throughs and adjustable rate mortgages as misvaluations in seasoning are exploited. As 1997 begins at relatively low rate levels, the mortgage sector may continue to provide incremental yield and credit quality. The Portfolio's goal continues to be to reap the incremental yield of mortgage assets without taking on the full measure of prepayment risk.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     31

GOVERNMENT SECURITIES PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                        Number
                                                      of Shares
                                                     or Principal
U.S. Government & Agency Obligations -- 92.01%          Amount           Value
----------------------------------------------------------------------------------

Federal Home Loan Participation Certificates -- 8.99%
----------------------------------------------------------------------------------
FHLPC 9.00%, due 10/01/22.........................  $    1,738,268   $   1,833,455
FHLPC 10.00%, due 10/01/18........................       1,478,549       1,600,633
FHLPC 10.00%, due 07/01/20........................       2,484,748       2,694,261
FHLPC 10.00%, due 10/01/20........................         929,066       1,010,898
                                                                     -------------
                                                                         7,139,247

Government National Mortgage Association -- 27.19%
----------------------------------------------------------------------------------
GNMA 6.625%, due 11/15/28.........................       4,882,505       4,667,724
GNMA 7.00%, due 10/15/33..........................      14,980,292      14,577,172
GNMA 7.50%, due 04/15/23..........................         776,271         776,512
GNMA 7.50%, due 05/15/23..........................         799,175         799,423
GNMA 7.50%, due 05/15/23..........................         748,220         748,452
GNMA 9.00%, due 08/15/16..........................           9,319           9,778
                                                                     -------------
                                                                        21,579,061

Federal Housing Administration -- 43.77%
----------------------------------------------------------------------------------
FHA 6.75%, due 11/01/28...........................       2,247,434       2,109,778
FHA 7.00%, due 10/01/28...........................       2,346,563       2,240,967
FHA 7.18%, due 02/20/29...........................       3,445,090       3,341,737
FHA 7.625%, due 06/01/28..........................       3,742,166       3,737,489
FHA 7.75%, due 05/01/18...........................       6,470,460       6,502,813
FHA 7.75%, due 04/01/28...........................       3,911,176       3,930,732
FHA 7.80%, due 09/01/23...........................       2,805,354       2,819,381
FHA 8.25%, due 03/01/28...........................       3,427,414       3,530,237
FHA 8.65%, due 06/01/27...........................       3,692,005       3,830,455
FHA 8.70%, due 12/01/27...........................       2,596,700       2,700,568
                                                                     -------------
                                                                        34,744,157

Federal National Mortgage Association -- 12.06%
----------------------------------------------------------------------------------
FNMA 5.50%, due 01/01/09..........................       2,316,513       2,199,042
FNMA 5.50%, due 02/01/09..........................       3,976,941       3,776,543
FNMA 9.50%, due 08/01/20..........................       1,051,973       1,130,124
FNMA 9.50%, due 10/01/20..........................       1,469,044       1,578,224
FNMA 10.00%, due 07/01/20.........................         351,919         384,647
FNMA 10.00%, due 07/01/20.........................         460,291         502,003
                                                                     -------------
                                                                         9,570,583

Total U.S. Government & Agency Obligations (Identified cost
$74,364,801)......................................................      73,033,048
----------------------------------------------------------------------------------


                                                      Principal
Collateralized Mortgage Obligations (v) -- 3.79%        Amount           Value
----------------------------------------------------------------------------------
Federal Home Loan Mortgage Corporation 7.595%, due
01/01/97..........................................  $    1,291,553   $     975,123
Federal Home Loan Mortgage Corporation 8.80%, due
01/01/97..........................................       2,222,727       1,933,772
Federal National Mortgage Association 15.50%, due
03/25/23..........................................         100,127         100,127
                                                                     -------------

Total Collateralized Mortgage Obligations (Identified cost
$3,413,211).......................................................       3,009,022
----------------------------------------------------------------------------------

Repurchase Agreements -- 3.76%
----------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement
4.00%, due 01/02/97
Collateral: U.S. Treasury Note, $3,005,000 6.25%
due 4/30/01 Value $3,046,508......................       2,985,000       2,985,000
                                                                     -------------

Total Repurchase Agreements
(Identified cost $2,985,000)......................................       2,985,000
----------------------------------------------------------------------------------

Total Investments
(Identified cost $80,763,012).....................................   $  79,027,070

Other Assets Less Liabilities -- 0.44%............................         348,506
                                                                     -------------

Net Assets -- 100%................................................   $  79,375,576
----------------------------------------------------------------------------------

(v) Variable interest rate securities; interest rates shown are as of December 31, 1996. The maturity date shown is the next interest reset.

See notes to financial statements.

32                      THE ENTERPRISE GROUP OF FUNDS, INC.

The Enterprise High-Yield Bond Portfolio

Caywood-Scholl Capital Management
San Diego, California

INVESTMENT MANAGEMENT

Caywood-Scholl has been investment adviser to the Enterprise High-Yield Bond Portfolio since its inception in 1987. Caywood-Scholl currently manages over $732 million for institutional clients. Their normal investment minimum is $1 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise High-Yield Bond Portfolio is to seek maximum current income, primarily from debt securities that are rated Ba or lower by Moody's Investors Service or BB or lower by Standard & Poor's Corporation.

INVESTMENT PHILOSOPHY

Caywood-Scholl's investment philosophy of seeking relative value and avoiding risk is credit research driven. The discipline of credit research facilitates the informed use of a variety of lower rated securities in aggressive fixed income investing.

1996 PERFORMANCE REVIEW

Five elements helped the high yield bond market, and specifically the Enterprise High-Yield Bond Portfolio, to post solid returns in 1996. Investors poured $16.0 billion of new money into the high yield market in 1996 which helped keep the market technicals favorably balanced through much of the year. Secondly, for the second year in a row the investment grade buyer was evident in the high yield market. With spreads on investment grade bonds remaining historically tight, corporate fixed income buyers participated heavily in many BB new issues. Also, new issues for 1996 totaled $72 billion, more than doubling the $31 billion issued in 1995. The quality of the new issues continued to deteriorate, approximately 72% of the new issuance was rated single B or lower. The telecommunications sector dominated the new issuance accounting for 28% of the merchandise. In addition, a receptive initial public offering environment and / or strong stock market generally is supportive to the high yield market for it provided the ability of an issuer to improve their balance sheet through issuance of equity. This potential financial flexibility reduces credit risk. Finally, defaults were surprisingly light in 1996 with 16 defaults representing $4.2 billion. This compares to 30 issues and $8.2 billion in 1995. Defaults as a percent of the market have been less than 3% for five consecutive years. This trend has bolstered the legitimacy of the high yield market as an asset class for pension funds and fiduciary investors.

Class A

[GRAPH]                                                                                                  ** The Lehman BB Index is
                                                                                                         an unmanaged index which
                                                                                                         excludes transaction and
                                                                                                         holding charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         purchase.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     33

FUTURE INVESTMENT STRATEGY

In 1997, high yield bond performance may be primarily influenced by three factors. Credit risk is expected to increase somewhat and the yield advantage of high yield bonds over treasuries may also increase modestly. Overall growth of corporate profitability is expected to moderate with business's experiencing more difficulty in passing along production cost increases. Next, new issuance for 1997 is estimated to decline to $40 to $50 billion level due to a smaller calendar of offerings by the telecommunications industry. Finally, capital flows into the high yield market may continue to grow contingent on the absolute yield advantage and return over treasuries and the perceived credit risk. Interest among pension funds and foundations has been increasing. Sales of new mutual fund shares has brought the sector to prominence, owning approximately 20% of the universe. During the relatively low interest rates of the past several years, the insurance industry has also remained a steady buyer of high yield bonds. Reinvestment of coupons has been a stabilizing factor which should repeat in 1997.

The economic and monetary climate for high yield bonds is expected to be somewhat less favorable in 1997 while still offering substantial relative performance opportunities over treasuries and investment grade bonds. The relative performance of high yield bonds is not expected to be quite as outstanding for 1997, as was the case in 1996 but still very rewarding. High yield bonds would not perform as well relatively if interest rates were to substantially decline. The high yield sector has historically performed very well during periods of moderately rising interest rates.

Managing this sector in 1997 for competitive returns could be more difficult requiring greater scrutiny of credit quality. Caywood-Scholl's investment policy of maintaining broad diversification among favorable industries and issuers should help the Portfolio in seeking to capture solid risk adjusted returns in this investment environment.

An investment in the High-Yield Bond Portfolio carries an increased risk that issuers of securities in which the High-Yield Bond Portfolio invests may default in the payment of principal and interest as compared to the risk of such defaults in other Income Portfolios. In addition, an investment in the High-Yield Bond Portfolio may be subject to certain other risks relating to the market price, relative liquidity in the secondary market and sensitivity to interest rate and economic changes on the noninvestment grade securities in which the High-Yield Bond Portfolio invests that are higher than may be associated with higher rated, investment grade securities.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

34                      THE ENTERPRISE GROUP OF FUNDS, INC.

HIGH-YIELD BOND PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
Corporate Bonds, Convertible Securities & Common    or Principal
Stocks -- 90.38%                                       Amount           Value
---------------------------------------------------------------------------------

Advertising -- 0.42%
---------------------------------------------------------------------------------
Universal Outdoor Inc. 9.75%, due 10/15/06........  $     250,000   $     258,125

Aerospace -- 1.44%
---------------------------------------------------------------------------------
Rohr Inc. 11.625%, due 05/15/03...................        800,000         892,000

Automotive -- 1.96%
---------------------------------------------------------------------------------
Safelite Glass Corporation 9.875%, due 12/15/06...        350,000         359,625
Speedy Muffler King Inc. 10.875%, due 10/01/06....        800,000         856,000
                                                                    -------------
                                                                        1,215,625

Basic Industries -- 1.74%
---------------------------------------------------------------------------------
Maxxam Group Inc. 11.25%, due 08/01/03............        550,000         563,750
Unifrax Investment Corporation 10.50%, due
11/01/03..........................................        500,000         516,875
                                                                    -------------
                                                                        1,080,625

Broadcasting -- 7.20%
---------------------------------------------------------------------------------
Comcast UK Cable LP Zero Coupon, due 11/15/07.....        850,000         600,312
Echostar Communications Corporation Zero Coupon,
due 06/01/04......................................      1,000,000         830,000
Jacor Communications Company 9.75%, due
12/15/06..........................................        250,000         256,875
Kabelmedia Holding Zero Coupon, due 08/01/06......        750,000         418,125
Rogers Communications Inc. Zero Coupon, due
05/20/13..........................................      1,000,000         387,500
Rogers Communications Inc. 9.125%, due 01/15/06...        250,000         246,875
Rogers Communications Inc. 10.875%, due
04/15/04..........................................        500,000         525,000
Telewest PLC Zero Coupon, due 10/01/07............        550,000         382,250
Telewest PLC 9.625%, due 10/01/06.................        800,000         820,000
                                                                    -------------
                                                                        4,466,937

Cable -- 3.44%
---------------------------------------------------------------------------------
Cablevision Systems Corporation 9.25%, due
11/01/05..........................................        500,000         493,750
Century Communications Corporation 9.50%, due
03/01/05..........................................        500,000         512,500
Century Communications Corporation 9.75%, due
02/15/02..........................................        350,000         359,625

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Lodgenet Entertainment Corporation 10.25%, due
12/15/06..........................................  $     450,000   $     450,000
TCI Communications Inc. 6.875%, due 02/15/06......        350,000         316,190
                                                                    -------------
                                                                        2,132,065

Chemicals -- 5.95%
---------------------------------------------------------------------------------
Freedom Chemical Company 10.625%, due 10/15/06....        800,000         834,000
General Chemical Corporation 9.25%, due
08/15/03..........................................        200,000         205,000
Pioneer Americas Acquisition Corporation 13.375%,
due 04/01/05......................................        800,000         914,000
Rexene Corporation 11.75%, due 12/01/04...........        250,000         280,313
Terra Industries Inc. 10.50%, due 06/15/05........        350,000         381,062
Texas Petrochemical Corporation 11.125%, due
07/01/06..........................................      1,000,000       1,075,000
                                                                    -------------
                                                                        3,689,375

Conglomerates -- 0.92%
---------------------------------------------------------------------------------
Quixote Corporation Convertible Subordinated
Debenture 8.00%, due 04/15/11.....................        650,000         572,000

Consumer Durables -- 1.06%
---------------------------------------------------------------------------------
Samsonite Corporation 11.125%, due 07/15/05.......        600,000         658,500

Consumer Products -- 0.73%
---------------------------------------------------------------------------------
Brown Group Inc. 9.50%, due 10/15/06..............        450,000         453,110

Containers -- 2.78%
---------------------------------------------------------------------------------
MVE Inc. 12.50%, due 02/15/02.....................        750,000         787,500
Plastic Containers Inc. 10.00%, due 12/15/06......        300,000         309,750
Printpack Inc. 10.625%, due 08/15/06..............        600,000         625,500
                                                                    -------------
                                                                        1,722,750

Energy -- 6.14%
---------------------------------------------------------------------------------
Clark USA Inc. 10.875%, due 12/01/05..............        650,000         674,375
Kelley Oil & Gas Corporation 10.375%, due
10/15/06..........................................        600,000         622,500
Maxus Energy Corporation 9.375%, due 11/01/03.....        900,000         915,750

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     35

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Maxus Energy Corporation 11.25%, due 05/01/13.....  $      45,000   $      46,687
Mesa Operating Company 10.625%, due 07/01/06......        850,000         924,375
YPF Sociedad Anonima 8.00%, due 02/15/04..........        650,000         625,625
                                                                    -------------
                                                                        3,809,312

Entertainment & Leisure -- 3.89%
---------------------------------------------------------------------------------
AMF Group Inc. 10.875%, due 03/15/06..............        900,000         949,500
Cobblestone Golf Group Inc. 11.50%, due
06/01/03..........................................        400,000         417,000
E & S Holdings Corporation 10.375%, due
10/01/06..........................................      1,000,000       1,045,000
                                                                    -------------
                                                                        2,411,500

Finance -- 1.51%
---------------------------------------------------------------------------------
First Nationwide Escrow Corporation 10.625%, due
10/01/03..........................................        350,000         377,125
Homeside Inc. 11.25%, due 05/15/03................        500,000         559,375
                                                                    -------------
                                                                          936,500

Food & Beverages & Tobacco -- 1.62%
---------------------------------------------------------------------------------
Cott Corporation 9.375%, due 07/01/05.............        400,000         412,000
Keebler Corporation 10.75%, due 07/01/06..........        550,000         594,000
                                                                    -------------
                                                                        1,006,000

Gaming -- 1.98%
---------------------------------------------------------------------------------
Casino Magic Corporation 11.50%, due 10/15/01.....        350,000         315,000
Harrahs Jazz (b) 14.25%, due 11/15/01.............        250,000         123,125
Trump Atlantic City Associates 11.25%, due
05/01/06..........................................        800,000         790,000
                                                                    -------------
                                                                        1,228,125

Health Care -- 6.30%
---------------------------------------------------------------------------------
Dade International Inc. 11.125%, due 05/01/06.....  $     600,000         648,000
Fresenius Med Care Capital Trust Trust Preferred
Securities........................................            500         511,250
Mariner Health Group Inc. 9.50%, due 04/01/06.....  $     550,000         536,250
Maxxim Medical Inc. 144A 10.50%, due 08/01/06.....        850,000         888,250
Mediq Inc. Convertible Debenture 7.50%, due
07/15/03..........................................        840,000         743,400
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Quest Diagnostics Inc. 10.75%, due 12/15/06.......  $     550,000   $     577,500
                                                                    -------------
                                                                        3,904,650

Hotels & Restaurants -- 3.87%
---------------------------------------------------------------------------------
Foodmaker Corporation 9.75%, due 11/01/03.........  $     350,000         339,938
Foodmaker Inc. (Wts) (a)..........................            250           2,000
H M H Properties Inc. 9.50%, due 05/15/05.........  $     800,000         834,000
Hammon John Q. Hotels 8.875%, due 02/15/04........        700,000         691,250
Wyndham Hotel Corporation 10.50%, due 05/15/06....        500,000         530,000
                                                                    -------------
                                                                        2,397,188

Machinery -- 1.10%
---------------------------------------------------------------------------------
Mettler Toledo Inc. 9.75%, due 10/01/06...........        650,000         684,125

Metals & Mining -- 7.93%
---------------------------------------------------------------------------------
AK Steel Corporation 9.125%, due 12/15/06.........        350,000         359,625
Euramax International PLC 11.25%, due 10/01/06....        250,000         258,750
Kaiser Aluminum & Chemical Corporation 10.875%,
due 10/15/06......................................        500,000         528,125
Kaiser Aluminum & Chemical Corporation 12.75%, due
02/01/03..........................................        500,000         534,375
Oregon Steel Mills Inc. 11.00%, due 06/15/03......        900,000         951,750
United States Can Corporation 10.125%, due
10/15/06..........................................        750,000         787,500
WCI Steel Inc. 10.00%, due 12/01/04...............        800,000         810,000
Wheeling Pittsburgh Corporation 9.375%, due
11/15/03..........................................        700,000         689,500
                                                                    -------------
                                                                        4,919,625

Paper & Forest Products -- 5.66%
---------------------------------------------------------------------------------
Crown Paper Company 11.00%, due 09/01/05..........        700,000         656,250
Four M Corporation 12.00%, due 06/01/06...........        750,000         789,375
Riverwood International Corporation 10.25%, due
04/01/06..........................................        800,000         784,000
SD Warren Company 12.00%, due 12/15/04............        650,000         702,813

36                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Stone Container Corporation 10.75%, due
10/01/02..........................................  $     550,000   $     578,875
                                                                    -------------
                                                                        3,511,313

Retail -- 7.15%
---------------------------------------------------------------------------------
Ann Taylor Inc. 8.75%, due 06/15/00...............        440,000         430,650
Brunos Inc. 10.50%, due 08/01/05..................        500,000         528,750
Cole National Group Inc. 9.875%, due 12/31/06.....        800,000         824,000
Corporate Express Inc. 9.125%, due 03/15/04.......        650,000         662,187
Penn Traffic Company 11.50%, due 04/15/06.........        350,000         307,125
Ralphs Grocery Company 10.45%, due 06/15/04.......        750,000         796,875
Smiths Food & Drug 11.25%, due 05/15/07...........  $     800,000         886,000
                                                                    -------------
                                                                        4,435,587

Telecommunications -- 10.82%
---------------------------------------------------------------------------------
American Communications Services Inc. (Wts) (a)...            800          75,200
American Communications Services Inc. Zero Coupon,
due 11/01/05......................................  $   1,000,000         595,000
Brooks Fiber Properties Inc. Zero Coupon, due
11/01/06..........................................        900,000         573,750
ICG Holdings Inc. Zero Coupon, due 05/01/06.......        950,000         619,875
MFS Communications Inc. Zero Coupon, due
01/15/04..........................................        500,000         433,750
Pagemart Zero Coupon, due 11/01/03................  $     375,000         299,062
Pagemart (Wts) (a)................................          3,450          24,150
Pagemart Nationwide Inc...........................          1,750          19,688
Pagemart Nationwide Units Zero Coupon, due
02/01/05..........................................  $     500,000         337,500
Paging Network Inc. 8.875%, due 02/01/06..........        500,000         477,500
Phonetel Technologies Inc. 12.00%, due 12/15/06...        250,000         258,750
Sprint Spectrum L P Zero Coupon, due 08/15/06.....      1,000,000         677,500
Sprint Spectrum L P 11.00%, due 08/15/06..........        650,000         703,625
Teleport Communications Group Zero Coupon, due
07/01/07..........................................        650,000         447,687
Teleport Communications Group 9.875%, due
07/01/06..........................................      1,100,000       1,168,750
                                                                    -------------
                                                                        6,711,787

Textiles -- 1.40%
---------------------------------------------------------------------------------
Carter William Company 10.375%, due 12/01/06......        850,000         871,250
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Utilities -- 1.67%
---------------------------------------------------------------------------------
Ferrellgas Partners L P 9.375%, due 06/15/06......  $     550,000   $     555,500
Midland Cogeneration Venture L P 10.33%, due
07/23/02..........................................        216,149         231,009
Midland Funding Corporation I 10.33%, due
07/23/02..........................................        232,745         248,747
                                                                    -------------
                                                                        1,035,256
Waste Management -- 1.70%
---------------------------------------------------------------------------------
Allied Waste North America Inc. 10.25%, due
12/01/06..........................................      1,000,000       1,052,500
Total Corporate Bonds, Convertible Securities & Common Stocks
(Identified cost $53,890,779)....................................
                                                                       56,055,830
---------------------------------------------------------------------------------
Foreign Bonds -- 5.93%
---------------------------------------------------------------------------------
Basic Industries -- 1.98%
---------------------------------------------------------------------------------
Cemex S A 12.75%, due 07/15/06....................      1,100,000       1,229,250
Broadcasting -- 1.47%
---------------------------------------------------------------------------------
Grupo Televisa S A 11.375%, due 05/15/03..........        850,000         909,500
Government Bond -- 1.42%
---------------------------------------------------------------------------------
United Mexican States 9.75%, due 02/06/01.........        850,000         880,812
Transportation -- 1.06%
---------------------------------------------------------------------------------
Transportacion Maritima Mexica 10.00%, due
11/15/06..........................................        650,000         655,688
Total Foreign Bonds
(Identified cost $3,548,178).....................................
                                                                        3,675,250
---------------------------------------------------------------------------------
Repurchase Agreement -- 1.77%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement
4.00%, due 01/02/97
Collateral: U.S. Treasury Note $1,125,000 5.625%
due 11/30/98 Value $1,126,175.....................      1,100,000       1,100,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $1,100,000).....................................
                                                                        1,100,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $58,538,957)....................................
                                                                    $  60,831,080
Other Assets Less Liabilities -- 1.92%...........................
                                                                        1,189,798
                                                                    -------------
Net Assets -- 100%...............................................
                                                                    $  62,020,878
---------------------------------------------------------------------------------

(a) Non-income Producing
(b) In bankruptcy; Portfolio has ceased accrual of interest.
(Wts) Warrants

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     37

The Enterprise Tax-Exempt Income Portfolio

Morgan Stanley Asset Management, Inc.
New York, New York

INVESTMENT MANAGEMENT

Morgan Stanley Asset Management, Inc. is a wholly owned subsidiary of the Morgan Stanley Group, Inc. and has managed the Enterprise Tax-Exempt Income Portfolio since January 1, 1992. Morgan Stanley manages over $67 billion for institutional clients. Their normal investment minimum is $25 million.

INVESTMENT OBJECTIVE

The investment objective of the Enterprise Tax-Exempt Income Portfolio is to seek a high level of current income exempt from federal income tax, with consideration given to preservation of principal, primarily from investment in a diversified portfolio of long term investment grade municipal bonds.

INVESTMENT PHILOSOPHY

Morgan Stanley's management style is risk averse and conservative. Morgan Stanley strives to add value by concentrating on high quality tax exempt municipal securities and capitalizing on investment opportunities that arise because of volatility, changes in the yield curve and sector analysis that reveals pricing inefficiencies.

1996 PERFORMANCE REVIEW

The 1996 performance of the Enterprise Tax-Exempt Income Portfolio was favorably influenced by the elimination of the threat of major tax reform, including the potential for a consumption based or flat tax structure. This caused yield ratios versus U.S. Treasuries to decline dramatically from January through August. A decline in interest rates and increased supply caused the ratios to creep slightly higher in September through the end of the year. New issue supply topped $180 billion in 1996, the highest volume level since the peak refunding years of 1992 and 1993. Issuers sold more new money issues than in any year since 1985. On the demand side, insurance company interest remained strong and individual investors continued to support the one to ten year maturity range. Demand for long term municipal bond funds continued to wane, never quite recovering from a combination of the poor bond market performance of 1994, the flat tax scare of 1995 and the competition coming from the roaring U.S. equity market.

Class A

[GRAPH]                                                                                                  ** The Lehman Municipal
                                                                                                         Bond Index is an unmanaged
                                                                                                         index which excludes
                                                                                                         transaction and holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         purchase.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     39

Class B

[GRAPH]                                                                                                  ** The Lehman Municipal
                                                                                                         Bond Index is an unmanaged
                                                                                                         index which excludes
                                                                                                         transaction and holding
                                                                                                         charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         all fees and CDSC charges.
                                                                                                         Remember that historic per-
                                                                                                         formance does not predict
                                                                                                         future performances. Shares
                                                                                                         may be worth more or less
                                                                                                         at redemption than at
                                                                                                         original purchase.

FUTURE INVESTMENT STRATEGY

Indications of a strengthening economy during the 4th quarter of 1996 cast a cautious tone on the bond market as 1997 began. The bond markets may tread slowly during the 1st quarter of 1997, as investors continue to wrestle with whether recent signs of strength in the economy are a temporary aberration or a trend that has some momentum. The focus will be on how much of an inflationary threat the Federal Reserve perceives at current growth levels and what the implications are for Fed policy over the next few months. If the economy does show above trend growth, a correction in the bond markets would probably push yields up to levels last seen during the summer of 1996. In the near term, we do not anticipate making any major changes to the current portfolio structure.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

40                      THE ENTERPRISE GROUP OF FUNDS, INC.

TAX-EXEMPT INCOME PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

Municipal Bonds -- 98.19%
                                                      Principal
                                                        Amount           Value
----------------------------------------------------------------------------------

Arizona -- 2.92%
----------------------------------------------------------------------------------
    Salt River Project, Arizona Agriculture Import
    and Power District Electric System Revenue
    5.00% due 01/01/30............................  $    1,000,000   $     889,750

California -- 2.36%
----------------------------------------------------------------------------------
    California State General Obligation Bonds
    6.10% due 09/01/04............................         150,000         162,981
    Los Angeles County, California Sales Tax
    Series A Revenue 6.75% due 07/01/18
    Prerefunded 07/01/01 at 102...................         500,000         556,670
                                                                     -------------
                                                                           719,651

Connecticut -- 1.81%
----------------------------------------------------------------------------------
    Connecticut State Health & Education Facility
    Revenue Hospital MBIA 7.10% due 07/01/25......         500,000         553,490

Delaware -- 2.27%
----------------------------------------------------------------------------------
    Delaware Transportation Authority Systems
    Revenue 6.50% due 07/01/11 Prerefunded
    07/01/01 at 102...............................         630,000         692,332

Florida -- 9.00%
----------------------------------------------------------------------------------
    Broward County, Broward Recovery Revenue 7.95%
    due 12/01/08..................................         325,000         357,445
    Broward County, South Recovery Revenue 7.95%
    due 12/01/08..................................         175,000         192,470
    Florida State Board Education Capital Outlay
    Series C 5.50% due 06/01/23...................       1,500,000       1,473,570
    Florida State Board Education Capital Outlay
    Series A 7.25% due 06/01/23...................         170,000         186,602

                                                      Principal
                                                        Amount           Value
    Orange County, Florida Health Facilities
    Authority Pooled Hospital Loan Series A
    Refunding 7.875% due 12/01/25.................  $      235,000   $     243,448
    Orlando Florida Utilities Commission Water and
    Electric Revenue Refunding Sub Series D 6.75%
    due 10/01/17..................................         250,000         291,488
                                                                     -------------
                                                                         2,745,023

Georgia -- 1.72%
----------------------------------------------------------------------------------
    Atlanta Downtown Development Authority
    Underground Atlanta Project 6.25% due
    10/01/12......................................         500,000         525,605

Idaho -- 1.36%
----------------------------------------------------------------------------------
    Idaho Housing Agency Single Family Mortgage
    Revenue Series F-2 (AMT) 7.80% due 01/01/23...         395,000         413,620

Illinois -- 2.70%
----------------------------------------------------------------------------------
    Du Page County, Illinois Revenue 6.50% due
    01/01/12 Prerefunded 01/01/02 at 102..........         750,000         824,798

Kansas -- 1.73%
----------------------------------------------------------------------------------
    Kansas State Department Transportation Highway
    Revenue Series A 5.50% due 09/01/03...........         500,000         527,520

Louisiana -- 1.08%
----------------------------------------------------------------------------------
    Louisiana State Offshore Term Authority
    Deepwater Port Revenue Series E 7.60% due
    09/01/10......................................         300,000         329,670

Maryland -- 3.41%
----------------------------------------------------------------------------------
    Maryland State General Obligation Bonds 5.50%
    due 02/01/07..................................       1,000,000       1,039,810

Massachusetts -- 2.61%
----------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     41

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                      Principal
                                                        Amount           Value
    Massachusetts State Housing Finance Agency
    Revenue Residential FNMA Collateral-A 6.90%
    due 11/15/24..................................  $      750,000   $     796,980

Michigan -- 3.54%
----------------------------------------------------------------------------------
    Michigan State Building Authority Revenue
    Series I 6.40% due 10/01/04...................       1,000,000       1,080,440

Missouri -- 0.48%
----------------------------------------------------------------------------------
    Missouri State Housing Development Community
    Mortgage Single Family GNMA Revenue Series B
    (AMT) 8.25% due 05/01/19......................         140,000         145,461

Nebraska -- 3.31%
----------------------------------------------------------------------------------
    Omaha Public Power District Nebraska Electric
    Revenue 5.60% due 02/01/12....................       1,000,000       1,010,990

Nevada -- 6.32%
----------------------------------------------------------------------------------
    Clark County School District Series A MBIA
    7.00% due 06/01/11............................         750,000         871,245
    Nevada State General Obligation Bonds 6.25%
    due 07/01/12..................................       1,000,000       1,056,550
                                                                     -------------
                                                                         1,927,795

New Mexico -- 1.47%
----------------------------------------------------------------------------------
    New Mexico Mortgage Finance Authority Single
    Family Mortgage 7.80% due 09/01/17............         435,000         448,437

New York -- 10.94%
----------------------------------------------------------------------------------
    New York State Local Government Assistance
    Prerefunded 04/01/01 at 102 7.00% due
    04/01/21......................................         500,000         556,985
    New York State Mortgage Agency Revenue 7.95%
    due 10/01/14..................................         200,000         206,656
                                                      Principal
                                                        Amount           Value
    New York State Power Authority Revenue &
    General Purpose Series CC 5.00% due
    01/01/09......................................  $    1,200,000   $   1,167,876
    Triborough Bridge & Tunnel Authority, New York
    General Purpose Series A 6.00% due 01/01/10...       1,300,000       1,408,485
                                                                     -------------
                                                                         3,340,002

Ohio -- 0.57%
----------------------------------------------------------------------------------
    Ohio Housing Finance Agency Single Family
    Mortgage Revenue GNMA 8.25% due 12/15/19......          70,000          73,123
    Ohio State Air Quality Development Authority
    (Cincinnati Gas & Electric Project) Series A
    Daily Variable Rate Demand Note (v) 4.70% due
    01/02/97......................................         100,000         100,000
                                                                     -------------
                                                                           173,123

Oklahoma -- 5.17%
----------------------------------------------------------------------------------
    Tulsa, Oklahoma General Obligation Bonds 6.30%
    due 06/01/17..................................       1,500,000       1,576,770

Oregon -- 1.40%
----------------------------------------------------------------------------------
    Oregon State General Obligation Bonds 7.00%
    due 12/01/11..................................         400,000         426,884

Pennsylvania -- 2.71%
----------------------------------------------------------------------------------
    Philadelphia Pennsylvania Hospitals & Higher
    Education Facilities Hospital Revenue 6.50%
    due 02/15/09 Prerefunded 02/15/02 at 102......         750,000         826,058

South Carolina -- 0.17%
----------------------------------------------------------------------------------
    Charleston County South Carolina Resource
    Recovery Revenue 9.25% due 01/01/10...........          50,000          53,458

Texas -- 9.13%
----------------------------------------------------------------------------------

42                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                      Principal
                                                        Amount           Value
    Brazos River Authority Texas Revenue 8.25% due
    05/01/15......................................  $      150,000   $     159,480
    Harris County, Texas Health Facility Revenue
    Texas Medical Center Project MBIA 7.375% due
    05/15/20......................................         500,000         555,400
    Houston Texas General Obligation Bonds 6.00%
    due 03/01/05..................................         500,000         526,280
    San Antonio, Revenue Refunding General
    Obligation Bonds 5.75% due 08/01/13...........         975,000         985,471
    Texas Housing Agency Residential Development
    Revenue Series A GNMA Collateral 7.60% due
    07/01/16......................................         120,000         124,481
    Texas State Department Housing Community
    Affairs Home Mortgage Revenue GNMA Collateral
    Series A 6.95% due 07/01/23...................         415,000         435,464
                                                                     -------------
                                                                         2,786,576

Utah -- 0.32%
----------------------------------------------------------------------------------
    Utah State Housing Finance Agency Single
    Family Mortgage Series E (AMT) 9.00% due
    01/01/19......................................          95,000          98,966

Virginia -- 9.95%
----------------------------------------------------------------------------------
    Fairfax County, Virginia General Obligation
    Bonds 5.40% due 05/01/11......................       1,000,000       1,006,750
    Fairfax County, Virginia Water Authority
    Revenue 5.75% due 04/01/29....................       1,000,000         993,030
    Virginia State Transportation Board Revenue
    6.00% due 04/01/10............................       1,000,000       1,036,010
                                                                     -------------
                                                                         3,035,790
                                                      Principal
                                                        Amount           Value

Washington -- 7.30%
----------------------------------------------------------------------------------
    Tacoma, Washington Electric Systems Revenue
    AMBAC 6.15% due 01/01/08......................  $    1,000,000   $   1,054,990
    Washington State General Obligation Series 93A
    5.75% due 10/01/17............................       1,000,000       1,009,210
    Washington State Public Power Supply (Nuclear
    Project # 1) Revenue Refunding Series B 7.25%
    due 07/01/15..................................
    Prerefunded 01/01/00 at 102                            150,000         164,696
                                                                     -------------
                                                                         2,228,896

West Virginia -- 0.90%
----------------------------------------------------------------------------------
    Kanawha County Building Community Hospital
    Charleston Medical Center Series A Revenue
    7.50% due 11/01/08............................
    Prerefunded 11/01/99 at 102                            250,000         275,090

Wisconsin -- 1.54%
----------------------------------------------------------------------------------
    Wisconsin Housing & Economic Development
    Authority Home Ownership Revenue Series A
    7.75% due 09/01/17............................         450,000         469,242
Total Municipal Bonds
(Identified Cost $28,431,554).....................................
                                                                        29,962,227
----------------------------------------------------------------------------------
Total Investments
(Identified cost $28,431,554).....................................
                                                                        29,962,227
Other Assets Less Liabilities -- 1.81%............................
                                                                           553,325
                                                                     -------------
Net Assets -- 100%................................................
                                                                     $  30,515,552
----------------------------------------------------------------------------------

AMT Securities subject to Alternative Minimum Tax
(v) Variable interest rate security; Interest rate is as of December 31, 1996, and is adjusted daily. The maturity date shown is the next interest rate reset.

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     43

The Enterprise Managed Portfolio

OpCap Advisors
New York, New York

INVESTMENT MANAGEMENT

OpCap Advisors, a wholly owned subsidiary of Oppenheimer Capital, became investment adviser to this new Enterprise fund on October 1, 1994. Oppenheimer Capital currently manages over $48 billion for institutional clients. Their normal investment minimum is $10 million.

INVESTMENT OBJECTIVE

The objective of the Enterprise Managed Portfolio is to seek growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the assessment of relative investment values.

INVESTMENT PHILOSOPHY

OpCap Advisors' investment process allows us to take advantage of opportunities in all market sectors by shifting the investment mix among stock, bonds and money market instruments. The focus of our investment process is to identify quality companies that are undervalued in the market. The average annual return on equity of these companies is in excess of the average return on equity of the companies in the S&P 500 Index, while the average price-earnings ratio of these companies is significantly below the price-earnings ratio for those companies. This combination of high returns on equity and low security valuations helps preserve capital in down markets and provides opportunity for investment profit over time.

1996 PERFORMANCE REVIEW

The strong advance of the S&P 500 Index during 1996 was a surprise to us. Earlier in the year we had concerns about the direction of inflation and monetary growth as well as the election results. However, in the end, the elections ended satisfactorily, inflation stayed below the horizon, monetary growth was about right and even international economies remained safely between boom and bust. In this environment the Enterprise Managed Portfolio produced solid performance lead by exposure to stocks in the financial (banks and government sponsored entities such as Freddie Mac) and aerospace industries but diluted by cash investments averaging somewhat in excess of 15% of asset value during 1996.

Class A

[GRAPH]                                                                                                  ** The S&P 500 Index is an
                                                                                                         unmanaged index which
                                                                                                         includes 500 companies
                                                                                                         which tend to be leaders in
                                                                                                         important industries within
                                                                                                         the U.S. economy and
                                                                                                         excludes any transaction or
                                                                                                         holding charges. Enterprise
                                                                                                         performance numbers include
                                                                                                         the maximum sales charge
                                                                                                         and all fees. Remember that
                                                                                                         historic performance does
                                                                                                         not predict future
                                                                                                         performance. Shares may be
                                                                                                         worth more or less at
                                                                                                         redemption than at original
                                                                                                         purchase.

44                      THE ENTERPRISE GROUP OF FUNDS, INC.

Year end found the Portfolio with substantial holdings of high quality financial stocks, including banks and insurance companies. These companies included Wells Fargo, Citicorp, Federal Home Loan Mortgage and Exel Ltd. The Portfolio also held a significant position in McDonnell Douglas and Du Pont. Major industry positions were in financial services, banks, aerospace, insurance and machinery.

FUTURE INVESTMENT STRATEGY

OpCap continues to focus on preservation of capital. Given the level of the overall market, cash will generally range from the low teens to 20% in 1997. Stock selection criteria remains unchanged targeted towards high return on capital businesses, well protected by barriers to entry, run by managements who consider caring for the shareholder "job #1," and OpCap wants to buy them at prices which do not fairly reflect the foregoing attributes.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     45

MANAGED PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Common Stocks -- 88.43%                                Amount           Value
---------------------------------------------------------------------------------

Aerospace -- 9.44%
Lockheed Martin Corporation.......................         53,600   $   4,904,400
Loral Space & Communications......................         45,000         826,875
McDonnell Douglas Corporation.....................        190,000      12,160,000
Northrop Grumman Corporation......................         30,000       2,482,500
                                                                    -------------
                                                                       20,373,775

Apparel & Textiles -- 1.56%
---------------------------------------------------------------------------------
V F Corporation...................................         50,000       3,375,000

Automotive -- 1.70%
---------------------------------------------------------------------------------
LucasVarity PLC (ADR).............................         96,600       3,670,800

Banking -- 11.76%
---------------------------------------------------------------------------------
Citicorp..........................................         99,000      10,197,000
First Empire State Corporation....................         10,900       3,139,200
Wells Fargo & Company.............................         44,633      12,039,752
                                                                    -------------
                                                                       25,375,952

Broadcasting -- 0.14%
---------------------------------------------------------------------------------
TCI Satellite Entertainment Inc...................         30,000         296,250

Building & Construction -- 0.27%
---------------------------------------------------------------------------------
Newport News Shipbuilding Inc.....................         39,340         590,100

Chemicals -- 6.37%
---------------------------------------------------------------------------------
Du Pont (E I) de Nemours & Company................        100,000       9,437,500
Hercules Inc......................................         54,600       2,361,450
Monsanto Company..................................         50,000       1,943,750
                                                                    -------------
                                                                       13,742,700

Consumer Products -- 3.80%
---------------------------------------------------------------------------------
Mattel, Inc.......................................        295,600       8,202,900

Drugs & Medical Products -- 2.77%
---------------------------------------------------------------------------------
Becton, Dickinson & Company.......................        137,800       5,977,075

Electronics -- 4.50%
---------------------------------------------------------------------------------
National Semiconductor Corporation (a)............        240,000       5,850,000
Unitrode Corporation (a)..........................         62,300       1,830,062
Varian Associates Inc.............................         40,000       2,035,000
                                                                    -------------
                                                                        9,715,062

Energy -- 2.05%
---------------------------------------------------------------------------------
Triton Energy Ltd. (a)............................         91,000       4,413,500

Entertainment & Leisure -- 0.46%
---------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Harrahs Entertainment, Inc........................         50,000   $     993,750

Insurance -- 7.04%
---------------------------------------------------------------------------------
Ace Ltd...........................................         40,000       2,405,000
EXEL Ltd..........................................        178,800       6,772,050
Travelers Aetna Property Casualty.................
Corporation.......................................        170,000       6,013,750
                                                                    -------------
                                                                       15,190,800

Machinery -- 6.45%
---------------------------------------------------------------------------------
Caterpillar Inc...................................         66,100       4,974,025
Tenneco Inc. New..................................        198,400       8,952,800
                                                                    -------------
                                                                       13,926,825

Metals & Mining -- 3.28%
---------------------------------------------------------------------------------
Freeport McMoRan Copper & Gold, Inc. (Class B)....        237,000       7,080,375

Misc. Financial Services -- 12.28%
---------------------------------------------------------------------------------
American Express Company..........................         71,000       4,011,500
Countrywide Credit Industries, Inc................        202,400       5,793,700
Federal Home Loan Mortgage Corporation............         91,900      10,120,487
Federal National Mortgage Association.............        176,600       6,578,350
                                                                    -------------
                                                                       26,504,037

Paper Products -- 1.97%
---------------------------------------------------------------------------------
Champion International Corporation................         98,300       4,251,475

Printing & Publishing -- 0.79%
---------------------------------------------------------------------------------
Donnelley R R & Sons Company......................         54,600       1,713,075

Restaurants -- 3.23%
---------------------------------------------------------------------------------
McDonalds Corporation.............................        154,300       6,982,075

Technology -- 2.25%
---------------------------------------------------------------------------------
Intel Corporation.................................         37,100       4,857,781

Telecommunications -- 3.34%
---------------------------------------------------------------------------------
Tele-Communications, Inc. (a).....................        551,200       7,200,050

Transportation -- 2.98%
---------------------------------------------------------------------------------
Union Pacific Corporation.........................        107,100       6,439,388
Total Common Stocks
(Identified cost $156,601,633)...................................
                                                                      190,872,745
---------------------------------------------------------------------------------

Commercial Paper -- 7.85%
---------------------------------------------------------------------------------

46                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Beneficial Corporation 5.50% due 01/27/97.........  $   6,000,000   $   5,976,167
Ford Motor Credit Company 5.38% due 01/09/97......      6,000,000       5,992,827
General Electric Capital Corporation, 5.35% due
01/30/97..........................................      5,000,000       4,978,451
Total Commercial Paper
(Identified cost $16,947,445)....................................
                                                                       16,947,445
---------------------------------------------------------------------------------
                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------

Repurchase Agreement -- 2.94%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase Agreement,
4.75% due 01/02/97
Collateral: U.S. Treasury Bond $6,465,000 5.625%
due 11/30/98 Value $6,471,749.....................  $   6,340,000   $   6,340,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $6,340,000).....................................
                                                                        6,340,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $179,889,078)...................................
                                                                    $ 214,160,190
Other Assets Less Liabilities -- 0.78%...........................
                                                                        1,693,387
                                                                    -------------
Net Assets -- 100%...............................................
                                                                    $ 215,853,577
---------------------------------------------------------------------------------

(a) Non-income Producing
ADR American Depository Receipt

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     47

The Enterprise Money Market Portfolio

Enterprise Capital Management, Inc.
Atlanta, Georgia

INVESTMENT MANAGEMENT

Enterprise Capital Management is a wholly owned subsidiary of the Mutual Life Insurance Company of New York. They have managed the Enterprise Money Market Portfolio since May 1, 1992.

INVESTMENT OBJECTIVE

The objective of the Enterprise Money Market Portfolio is the highest possible level of current income consistent with the preservation of capital and liquidity in obligations maturing in one year or less from the time of purchase.

INVESTMENT PHILOSOPHY

The Portfolio invests primarily in high quality (A-1/P-1) short term money market instruments, principally commercial paper. While interest rate projection is not a key component of our management style Enterprise Capital Management emphasizes purchases primarily in a maturity range of 60 to 120 days so as to provide flexibility to respond to significant changes in the market.

1996 PERFORMANCE REVIEW

The Federal Reserve appears to have been very pleased with the soft landing of the economy in 1996 that resulted from interest rate changes in 1995. With one last tweak of interest rates in early 1996, placing the Fed Funds rate at 5.25%, the Fed has sat back and watched the economy show overall moderate growth throughout 1996. Employment and wages remain strong but have not skyrocketed out of control. Consumers have generally been restrained although somewhat more optimistic in their buying patterns this year as housing sales were sluggish until rates dropped toward the end of 1996 and as consumers made only moderate increases in Christmas purchases.

The economy continues on its relatively steady moderate growth path. Federal Reserve members are watching closely for a turn in the economy but, overall, they seem to be relatively happy with the current economic course. With no pitfalls in sight, the Fed is expected to remain steady with interest rates through most of 1997. Late 1997 data may provide information that will lead to a very modest change in interest rates as another preemptive move by the Fed.

FUTURE INVESTMENT STRATEGY

The interest rate curve remains relatively flat. Investors expect a steady course in interest rates by the Federal Reserve. The Portfolio is therefore generally running an average portfolio maturity of 45 days, while taking advantage of market anomalies that periodically occur in one particular maturity or another. At year end, the average maturity was 30 days, shorter than usual to take advantage of any year end spike in short maturity rates.

THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     49

MONEY MARKET PORTFOLIO
--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
Certificate of Deposit -- 3.31%                        Amount           Value
---------------------------------------------------------------------------------
Bank Of Nova Scotia 5.50% due 01/03/97............  $   2,000,000   $   2,000,000
                                                                    -------------
Total Certificate of Deposit
(Identified cost $2,000,000).....................................
                                                                        2,000,000
Commercial Paper -- 91.43%
---------------------------------------------------------------------------------
American Express Credit Corporation, 5.30% due
01/27/97..........................................        700,000         697,321
American Express Credit Corporation, 5.30% due
02/28/97..........................................        400,000         396,584
American Express Credit Corporation, 5.32% due
01/08/97..........................................      1,000,000         998,966
American Express Credit Corporation, 5.33% due
01/09/97..........................................        300,000         299,645
American Telephone & Telegraph Company, 5.50% due
02/05/97..........................................      2,700,000       2,685,563
Associates Corporation North America, 5.33% due
01/10/97..........................................        500,000         499,334
Associates Corporation North America, 5.48% due
01/31/97..........................................      2,000,000       1,990,867
Avco Financial Services Inc. 5.32% due 01/23/97...      1,500,000       1,495,123
Avco Financial Services Inc. 5.41% due 03/13/97...      1,000,000         989,330
Banc One Funding Corporation 5.46% due 01/06/97...      2,000,000       1,998,483
Bank of New York 5.30% due 01/10/97...............      2,000,000       1,997,350
Barclays US Funding 5.52% due 01/21/97............      1,000,000         996,933
British Province of Columbia 5.34% due 04/01/97...      2,000,000       1,973,300
Chevron Oil Finance Company 5.40% due 01/07/97....      1,000,000         999,100
CIT Group Holdings Inc. 5.35% due 02/25/97........        500,000         495,913
CIT Group Holdings Inc. 5.46% due 01/24/97........      2,000,000       1,993,023
Coca Cola Company 5.55% due 01/17/97..............      2,000,000       1,995,067
Commercial Credit Company 5.30% due 01/06/97......      2,500,000       2,498,160
Conagra Inc. 5.60% due 01/03/97...................        500,000         499,844
Disney Walt Company 5.31% due 02/14/97............      1,000,000         993,510
Enterprise Funding Corporation 5.46% due
01/10/97..........................................        560,000         559,236
Exxon Funding 5.23% due 01/13/97..................      1,487,000       1,484,408
Ford Motor Credit Company 5.30% due 01/08/97......      1,000,000         998,970

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Ford Motor Credit Company 5.32% due 01/23/97......  $   1,000,000   $     996,749
General Electric Capital Corporation, 5.31% due
01/06/97..........................................        500,000         499,631
General Electric Capital Corporation, 5.41% due
01/09/97..........................................      1,200,000       1,198,557
General Motors Acceptance Corporation, 5.40% due
01/13/97..........................................        500,000         499,100
Goldman Sachs Group LP 5.32% due 04/21/97.........      2,000,000       1,967,489
Household Finance Corporation 5.29% due
02/07/97..........................................      2,500,000       2,486,408
Merrill Lynch & Company Inc. 5.34% due 01/27/97...      1,300,000       1,294,986
Merrill Lynch & Company Inc. 5.44% due 01/21/97...      1,000,000         996,978
Metropolitan Life Funding Inc. 5.45% due
01/10/97..........................................      1,500,000       1,497,956
National Westminster Bank PLC 5.45% due
02/28/97..........................................      1,000,000         991,219
Norwest Corporation 5.40% due 01/09/97............      1,300,000       1,298,440
PHH Corporation 5.68% due 01/17/97................        800,000         797,980
Philip Morris Companies Inc. 5.30% due 01/13/97...      1,300,000       1,297,703
Province De Quebec 5.30% due 01/23/97.............      1,300,000       1,295,790
Prudential Funding Corporation 5.30% due
01/07/97..........................................      2,000,000       1,998,233
Republic New York Corporation Discount, 5.35% due
01/08/97..........................................      1,500,000       1,498,440
Sanwa Business Credit Corporation, 5.58% due
01/15/97..........................................        500,000         498,915
Sears Roebuck Acceptance Corporation, 5.50% due
01/30/97..........................................        500,000         497,785
Transamerica Finance Group Inc. 5.33% due
01/13/97..........................................      1,000,000         998,223
Transamerica Finance Group Inc. 5.43% due
01/13/97..........................................        500,000         499,095
Weyerhauser Mortgage 5.45% due 01/16/97...........      1,000,000         997,729
Xerox Corporation 5.30% due 01/24/97..............      1,600,000       1,594,582
                                                                    -------------
Total Commercial Paper
(Identified cost $55,238,018)....................................
                                                                       55,238,018
---------------------------------------------------------------------------------

50                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------

Portfolio of Investments
December 31, 1996
--------------------------------------------------------------------------------

                                                       Number
                                                      of Shares
                                                    or Principal
                                                       Amount           Value
---------------------------------------------------------------------------------
Short Term Government Securities -- 1.66%
---------------------------------------------------------------------------------
Federal Home Loan Bank 5.85% due 11/06/97.........  $   1,000,000   $   1,000,000
Total Short Term Government Securities
(Identified cost $1,000,000).....................................
                                                                        1,000,000
---------------------------------------------------------------------------------

Repurchase Agreement -- 0.84%
---------------------------------------------------------------------------------
State Street Bank & Trust Repurchase
Agreement,.....2.00% due 01/02/97 Collateral: U.S.
Treasury Note $520,000 5.625% due 11/30/98 Value
$520,543                                                  510,000         510,000
                                                                    -------------
Total Repurchase Agreement
(Identified cost $510,000).......................................
                                                                          510,000
---------------------------------------------------------------------------------
Total Investments
(Identified cost $58,748,018)....................................
                                                                    $  58,748,018

Other Assets Less Liabilities -- 2.76%...........................
                                                                        1,669,033
                                                                    -------------

Net Assets -- 100%...............................................
                                                                    $  60,417,051
---------------------------------------------------------------------------------

See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     51

STATEMENT OF ASSETS AND LIABILITIES
--------------------------------------------------------------------------------

December 31, 1996
--------------------------------------------------------------------------------

                                                   Equity         Capital          Small
                                    Growth         Income       Appreciation      Company
                                  Portfolio       Portfolio      Portfolio       Portfolio
                                --------------  -------------  --------------  -------------
Assets:
--------------------------------------------------------------------------------------------
  Investments at value          $  234,443,855  $  78,925,672  $  121,784,848  $  22,258,204
--------------------------------------------------------------------------------------------
  Foreign currency at value
   (identified cost-$294,018)               --             --              --             --
--------------------------------------------------------------------------------------------
  Receivable for fund shares
   sold                              2,087,466         34,017          62,713         49,813
--------------------------------------------------------------------------------------------
  Receivable for investments
   sold                                     --             --         696,456             --
--------------------------------------------------------------------------------------------
  Dividends and interest
   receivable                          115,348        135,867          37,590         16,649
--------------------------------------------------------------------------------------------
  Due from investment adviser               --         12,929              --          8,611
--------------------------------------------------------------------------------------------
  Forward currency contracts
   (net) receivable                         --             --              --             --
--------------------------------------------------------------------------------------------
  Cash and other assets                 44,646          4,175          49,611         16,431
--------------------------------------------------------------------------------------------
    Total assets                $  236,691,315  $  79,112,660  $  122,631,218  $  22,349,708
--------------------------------------------------------------------------------------------
Liabilities:
--------------------------------------------------------------------------------------------
  Payable for fund shares
   redeemed                             68,356          3,557       1,438,896         13,866
--------------------------------------------------------------------------------------------
  Payable for investments
   purchased                                --        499,629              --        281,250
--------------------------------------------------------------------------------------------
  Dividends and distributions
   payable                             683,494        212,614         680,798        146,385
--------------------------------------------------------------------------------------------
  Investment advisory fee
   payable                             149,421         49,765          78,531         13,784
--------------------------------------------------------------------------------------------
  Distribution fee payable             104,589         32,391          49,466          8,690
--------------------------------------------------------------------------------------------
  Other accrued expenses               110,873         52,924          83,508         46,128
--------------------------------------------------------------------------------------------
    Total liabilities           $    1,116,733  $     850,880  $    2,331,199  $     510,103
--------------------------------------------------------------------------------------------
Net assets                      $  235,574,582  $  78,261,780  $  120,300,019  $  21,839,605
--------------------------------------------------------------------------------------------
Analysis of net assets
--------------------------------------------------------------------------------------------
Accumulated paid-in capital        157,571,722     56,953,007      83,002,799     19,948,629
--------------------------------------------------------------------------------------------
Undistributed net investment
 income (loss)                              --         20,883              --             --
--------------------------------------------------------------------------------------------
Accumulated net realized gain
 (loss) on investments                 506,846        791,063       1,377,415        400,231
--------------------------------------------------------------------------------------------
Accumulated net realized
 (loss) on futures                          --             --              --             --
--------------------------------------------------------------------------------------------
Unrealized appreciation
 (depreciation) of investments
 and foreign currencies
 denominated amounts                77,496,014     20,496,827      35,919,805      1,490,745
--------------------------------------------------------------------------------------------
Net assets                      $  235,574,582  $  78,261,780  $  120,300,019  $  21,839,605
--------------------------------------------------------------------------------------------
Class A: Net assets             $  196,751,809  $  72,646,889  $  115,252,520  $  17,308,122
--------------------------------------------------------------------------------------------
Shares outstanding                  15,023,499      3,237,312       3,368,944      3,013,526
--------------------------------------------------------------------------------------------
Net asset value and redemption
 price per share                        $13.10         $22.44          $34.21          $5.74
--------------------------------------------------------------------------------------------
Sales charge per share                   $0.65          $1.12           $1.71          $0.29
--------------------------------------------------------------------------------------------
Maximum offering price per
 share, including sales charge
 of 4.75%                               $13.75         $23.56          $35.92          $6.03
--------------------------------------------------------------------------------------------
Class B: Net assets             $   36,483,336  $   5,614,891  $    5,047,499  $   2,605,524
--------------------------------------------------------------------------------------------
Shares outstanding                   2,812,263        251,794         149,075        458,104
--------------------------------------------------------------------------------------------
Net asset value and offering
 price per share                        $12.97         $22.30          $33.86          $5.69
--------------------------------------------------------------------------------------------
Class Y: Net assets             $    2,339,437             --              --  $   1,925,959
--------------------------------------------------------------------------------------------
Shares outstanding                     178,301             --              --        333,912
--------------------------------------------------------------------------------------------
Net asset value, offering and
 redemption price per share             $13.12             --              --          $5.77
--------------------------------------------------------------------------------------------
Investments at cost             $  156,947,841  $  58,428,845  $   85,865,043  $  20,767,459
--------------------------------------------------------------------------------------------

See notes to financial statements.

52                      THE ENTERPRISE GROUP OF FUNDS, INC.

                                International   Government     High-Yield     Tax-Exempt                        Money
                                   Growth       Securities        Bond          Income         Managed         Market
                                  Portfolio      Portfolio      Portfolio      Portfolio      Portfolio       Portfolio
                                -------------  -------------  -------------  -------------  --------------  -------------
Assets:
-------------------------------------------------------------------------------------------------------------------------
  Investments at value          $  47,654,353  $  79,027,070  $  60,831,080  $  29,962,227  $  214,160,190  $  58,748,018
-------------------------------------------------------------------------------------------------------------------------
  Foreign currency at value
   (identified cost-$294,018)         299,017             --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------
  Receivable for fund shares
   sold                                59,681         49,513        122,670          2,989       1,130,807      2,725,649
-------------------------------------------------------------------------------------------------------------------------
  Receivable for investments
   sold                                    --             --             --             --         964,430             --
-------------------------------------------------------------------------------------------------------------------------
  Dividends and interest
   receivable                         148,084        577,093      1,268,098        561,471         153,452         37,115
-------------------------------------------------------------------------------------------------------------------------
  Due from investment adviser           6,415          2,868          9,884             --              --          7,712
-------------------------------------------------------------------------------------------------------------------------
  Forward currency contracts
   (net) receivable                   178,957             --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------
  Cash and other assets                12,795         11,808          3,134         69,584          38,468         70,032
-------------------------------------------------------------------------------------------------------------------------
    Total assets                $  48,359,302  $  79,668,352  $  62,234,866  $  30,596,271  $  216,447,347  $  61,588,526
-------------------------------------------------------------------------------------------------------------------------
Liabilities:
-------------------------------------------------------------------------------------------------------------------------
  Payable for fund shares
   redeemed                             1,362         76,152             --          7,554          60,672        973,133
-------------------------------------------------------------------------------------------------------------------------
  Payable for investments
   purchased                          204,806             --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------
  Dividends and distributions
   payable                             91,872         95,896        114,905         24,289         176,207        129,043
-------------------------------------------------------------------------------------------------------------------------
  Investment advisory fee
   payable                             34,047         40,319         31,067         17,670         135,234         15,816
-------------------------------------------------------------------------------------------------------------------------
  Distribution fee payable             16,609         32,820         26,864         12,616          84,941         14,270
-------------------------------------------------------------------------------------------------------------------------
  Other accrued expenses               68,509         47,589         41,152         18,590         136,716         39,213
-------------------------------------------------------------------------------------------------------------------------
    Total liabilities           $     417,205  $     292,776  $     213,988  $      80,719  $      593,770  $   1,171,475
-------------------------------------------------------------------------------------------------------------------------
Net assets                      $  47,942,097  $  79,375,576  $  62,020,878  $  30,515,552  $  215,853,577  $  60,417,051
-------------------------------------------------------------------------------------------------------------------------
Analysis of net assets
-------------------------------------------------------------------------------------------------------------------------
Accumulated paid-in capital        43,271,454     85,177,352     62,248,758     28,992,587     180,787,263     60,417,051
-------------------------------------------------------------------------------------------------------------------------
Undistributed net investment
 income (loss)                          5,385          6,299             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------
Accumulated net realized gain
 (loss) on investments                286,777     (4,072,133)    (2,503,597)        (7,708)        795,202             --
-------------------------------------------------------------------------------------------------------------------------
Accumulated net realized
 (loss) on futures                         --             --        (16,406)            --              --             --
-------------------------------------------------------------------------------------------------------------------------
Unrealized appreciation
 (depreciation) of investments
 and foreign currencies
 denominated amounts                4,378,481     (1,735,942)     2,292,123      1,530,673      34,271,112             --
-------------------------------------------------------------------------------------------------------------------------
Net assets                      $  47,942,097  $  79,375,576  $  62,020,878  $  30,515,552  $  215,853,577  $  60,417,051
-------------------------------------------------------------------------------------------------------------------------
Class A: Net assets             $  34,837,373  $  73,692,645  $  54,128,734  $  28,478,453  $  101,021,684  $  59,073,500
-------------------------------------------------------------------------------------------------------------------------
Shares outstanding                  2,036,798      6,247,610      4,570,204      2,058,828      12,671,624     59,073,500
-------------------------------------------------------------------------------------------------------------------------
Net asset value and redemption
 price per share                       $17.10         $11.80         $11.84         $13.83           $7.97          $1.00
-------------------------------------------------------------------------------------------------------------------------
Sales charge per share                  $0.85          $0.59          $0.59          $0.69           $0.40             --
-------------------------------------------------------------------------------------------------------------------------
Maximum offering price per
 share, including sales charge
 of 4.75%                              $17.95         $12.39         $12.43         $14.52           $8.37          $1.00
-------------------------------------------------------------------------------------------------------------------------
Class B: Net assets             $   4,276,255  $   5,682,931  $   7,892,144  $   2,037,099  $   57,037,403  $   1,343,551
-------------------------------------------------------------------------------------------------------------------------
Shares outstanding                    251,937        481,863        666,355        147,266       7,192,519      1,343,551
-------------------------------------------------------------------------------------------------------------------------
Net asset value and offering
 price per share                       $16.97         $11.79         $11.84         $13.83           $7.93          $1.00
-------------------------------------------------------------------------------------------------------------------------
Class Y: Net assets             $   8,828,469             --             --             --  $   57,794,490             --
-------------------------------------------------------------------------------------------------------------------------
Shares outstanding                    516,233             --             --             --       7,239,473             --
-------------------------------------------------------------------------------------------------------------------------
Net asset value, offering and
 redemption price per share            $17.10             --             --             --           $7.98             --
-------------------------------------------------------------------------------------------------------------------------
Investments at cost             $  43,461,270  $  80,763,012  $  58,538,957  $  28,431,554  $  179,889,078  $  58,748,018
-------------------------------------------------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     53

STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

December 31, 1996
--------------------------------------------------------------------------------

                                                  Equity         Capital        Small
                                   Growth         Income      Appreciation     Company
                                  Portfolio      Portfolio      Portfolio     Portfolio
                                -------------  -------------  -------------  ------------
Investment income:
-----------------------------------------------------------------------------------------
  Dividends                     $   1,479,482  $   1,987,966  $     560,762  $    280,021
-----------------------------------------------------------------------------------------
  Interest                            430,987        373,486        330,090        51,685
-----------------------------------------------------------------------------------------
    Total                           1,910,469      2,361,452        890,852       331,706
-----------------------------------------------------------------------------------------
Expenses:
-----------------------------------------------------------------------------------------
  Management fees                   1,282,393        523,261        935,780       153,784
-----------------------------------------------------------------------------------------
  Distribution fees, Class A          690,381        299,864        544,739        75,252
-----------------------------------------------------------------------------------------
  Distribution fees, Class B          164,357         31,317         37,175        14,686
-----------------------------------------------------------------------------------------
  Transfer agent fees                 357,472        183,514        320,187       111,303
-----------------------------------------------------------------------------------------
  Custodian and accounting
   fees                                81,399(1)        77,562        82,311(1)       69,326
-----------------------------------------------------------------------------------------
  Audit and legal fees                 36,428         22,324         30,849        14,892
-----------------------------------------------------------------------------------------
  Reports to shareholders              42,734         23,755         33,957        15,273
-----------------------------------------------------------------------------------------
  Registration fees                    23,343         17,505         17,436        15,711
-----------------------------------------------------------------------------------------
  Directors' fees                       5,281          5,281          5,281         5,281
-----------------------------------------------------------------------------------------
  Other expenses                       26,863         13,712         13,831         9,359
-----------------------------------------------------------------------------------------
      Total expenses                2,710,651      1,198,095      2,021,546       484,867
-----------------------------------------------------------------------------------------
    Less: Expense
     reimbursement                    (37,407 (1)      (126,447)       (21,601 (1)     (128,396)
-----------------------------------------------------------------------------------------
    Total expenses, net of
     reimbursement                  2,673,244      1,071,648      1,999,945       356,471
-----------------------------------------------------------------------------------------
Net investment income (loss)         (762,775)     1,289,804     (1,109,093)      (24,765)
-----------------------------------------------------------------------------------------
Net realized and unrealized
 gain (loss) on investments:
-----------------------------------------------------------------------------------------
  Net realized gain on
   security transactions           11,317,236      5,664,492     10,763,909     1,473,114
-----------------------------------------------------------------------------------------
  Net realized gain of foreign
   currency transactions                   --             --             --            --
-----------------------------------------------------------------------------------------
  Net realized (loss) from
   futures transactions                    --             --             --            --
-----------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments
   and foreign currency
   related transactions            36,890,580      4,614,269      9,326,093       795,406
-----------------------------------------------------------------------------------------
Net realized and unrealized
 gain (loss) on investments        48,207,816     10,278,761     20,090,002     2,268,520
-----------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                     $  47,445,041  $  11,568,565  $  18,980,909  $  2,243,755
-----------------------------------------------------------------------------------------

(1) Reflects total expense before reduction for brokerage commission credits which are reflected as expense reimbursement.

(2) Net of foreign taxes withheld of $148,756 for International Growth.

(3) Net of foreign taxes withheld of $4,769 for High-Yield Bond.
See notes to financial statements.

54                      THE ENTERPRISE GROUP OF FUNDS, INC.

                                International  Government     High-Yield    Tax-Exempt                     Money
                                   Growth      Securities        Bond         Income        Managed        Market
                                 Portfolio      Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                ------------  -------------  ------------  ------------  -------------  ------------
Investment income:
--------------------------------------------------------------------------------------------------------------------
  Dividends                     $    972,764(2) $          -- $        562 $         --  $   2,779,921  $         --
--------------------------------------------------------------------------------------------------------------------
  Interest                           112,592      6,258,170     5,390,991(3)    1,919,018     1,384,914    2,488,630
--------------------------------------------------------------------------------------------------------------------
    Total                          1,085,356      6,258,170     5,391,553     1,919,018      4,164,835     2,488,630
--------------------------------------------------------------------------------------------------------------------
Expenses:
--------------------------------------------------------------------------------------------------------------------
  Management fees                    353,427        490,882       339,960       162,828      1,164,633       160,844
--------------------------------------------------------------------------------------------------------------------
  Distribution fees, Class A         144,773        350,233       231,787       139,290        336,067       134,847
--------------------------------------------------------------------------------------------------------------------
  Distribution fees, Class B          26,468         39,843        51,518        16,122        359,391         8,556
--------------------------------------------------------------------------------------------------------------------
  Transfer agent fees                141,777        160,283       112,471        48,267        345,491       125,639
--------------------------------------------------------------------------------------------------------------------
  Custodian and accounting
   fees                              169,688         68,802        77,189        52,886         86,034        49,594
--------------------------------------------------------------------------------------------------------------------
  Audit and legal fees                18,260         23,786        20,237        15,758         34,895        16,496
--------------------------------------------------------------------------------------------------------------------
  Reports to shareholders             14,756         19,574        15,049         9,032         33,883        12,801
--------------------------------------------------------------------------------------------------------------------
  Registration fees                   16,469         15,977        20,031        16,040         33,406        24,722
--------------------------------------------------------------------------------------------------------------------
  Directors' fees                      5,281          5,281         5,281         5,281          5,281         5,281
--------------------------------------------------------------------------------------------------------------------
  Other expenses                       5,760          5,699         5,432         2,398         43,412         8,905
--------------------------------------------------------------------------------------------------------------------
      Total expenses                 896,659      1,180,360       878,955       467,902      2,442,493       547,685
--------------------------------------------------------------------------------------------------------------------
    Less: Expense
     reimbursement                   (80,932)       (94,868)     (114,041)      (51,959)            --       (82,594)
--------------------------------------------------------------------------------------------------------------------
    Total expenses, net of
     reimbursement                   815,727      1,085,492       764,914       415,943      2,442,493       465,091
--------------------------------------------------------------------------------------------------------------------
Net investment income (loss)         269,629      5,172,678     4,626,639     1,503,075      1,722,342     2,023,539
--------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
 gain (loss) on investments:
--------------------------------------------------------------------------------------------------------------------
  Net realized gain on
   security transactions           1,360,255        342,253       746,203        54,614      4,191,029            --
--------------------------------------------------------------------------------------------------------------------
  Net realized gain of foreign
   currency transactions           1,296,232             --            --            --             --            --
--------------------------------------------------------------------------------------------------------------------
  Net realized (loss) from
   futures transactions                   --             --       (16,406)           --             --            --
--------------------------------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments
   and foreign currency
   related transactions            2,020,264       (754,744)    1,549,219      (497,297)    25,922,892            --
--------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
 gain (loss) on investments        4,676,751       (412,491)    2,279,017      (442,683)    30,113,921            --
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                     $  4,946,380  $   4,760,187  $  6,905,655  $  1,060,392  $  31,836,263  $  2,023,539
--------------------------------------------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     55

STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                            Equity
                                            Growth                          Income
                                          Portfolio                       Portfolio
                                ------------------------------  ------------------------------
                                  Year Ended      Year Ended      Year Ended      Year Ended
                                 December 31,    December 31,    December 31,    December 31,
                                     1996            1995            1996            1995
                                --------------  --------------  --------------  --------------
From operations:
  Net investment income (loss)  $     (762,775) $     (378,776) $    1,289,804  $    1,300,216
----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   investments                      11,317,236       6,794,506       5,664,492       1,598,560
----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   futures and options                      --              --              --              --
----------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments       36,890,580      28,354,972       4,614,269      13,200,967
----------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                         47,445,041      34,770,702      11,568,565      16,099,743
----------------------------------------------------------------------------------------------
Distributions to shareholders
 from:
----------------------------------------------------------------------------------------------
  Net investment income, Class
   A                                        --              --      (1,197,980)     (1,306,465)
----------------------------------------------------------------------------------------------
  Net investment income, Class
   B                                        --              --         (63,375)        (12,321)
----------------------------------------------------------------------------------------------
  Net investment income, Class
   Y                                        --              --              --              --
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class A             (10,559,038)     (4,773,412)     (4,726,758)     (1,999,775)
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class B              (1,957,665)       (178,422)       (369,926)        (34,959)
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class Y                (124,046)             --              --              --
----------------------------------------------------------------------------------------------
Total dividends and
 distributions to shareholders     (12,640,749)     (4,951,834)     (6,358,039)     (3,353,520)
----------------------------------------------------------------------------------------------
From capital share
 transactions:
----------------------------------------------------------------------------------------------
Class A
----------------------------------------------------------------------------------------------
  Shares sold                      106,776,181      45,641,846       9,911,599       6,311,340
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                    10,017,857       4,691,077       5,727,817       3,211,683
----------------------------------------------------------------------------------------------
  Shares redeemed                  (74,805,079)    (45,909,409)    (10,005,618)    (11,254,005)
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class A                            41,988,959       4,423,514       5,633,798      (1,730,982)
----------------------------------------------------------------------------------------------
Class B
----------------------------------------------------------------------------------------------
  Shares sold                       28,798,411       4,393,535       4,189,055       1,004,412
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                     1,812,775         173,874         392,623          47,260
----------------------------------------------------------------------------------------------
  Shares redeemed                   (1,074,883)        (54,414)       (155,615)         (1,282)
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class B                            29,536,303       4,512,995       4,426,063       1,050,390
----------------------------------------------------------------------------------------------
Class Y
----------------------------------------------------------------------------------------------
  Shares sold                        5,950,078              --              --              --
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                       124,046              --              --              --
----------------------------------------------------------------------------------------------
  Shares redeemed                   (3,959,203)             --              --              --
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class Y                             2,114,921              --              --              --
----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets resulting from
 capital share transactions         73,640,183       8,936,509      10,059,861        (680,592)
----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets                        108,444,475      38,755,377      15,270,387      12,065,631
----------------------------------------------------------------------------------------------
Net assets:
----------------------------------------------------------------------------------------------
  Beginning of period           $  127,130,107  $   88,374,730  $   62,991,393  $   50,925,762
----------------------------------------------------------------------------------------------
  End of period                 $  235,574,582  $  127,130,107  $   78,261,780  $   62,991,393
----------------------------------------------------------------------------------------------

See notes to financial statements.

56                      THE ENTERPRISE GROUP OF FUNDS, INC.

                                           Capital                         Small                     International
                                         Appreciation                     Company                        Growth
                                          Portfolio                      Portfolio                     Portfolio
                                ------------------------------  ----------------------------  ----------------------------
                                  Year Ended      Year Ended     Year Ended     Year Ended     Year Ended     Year Ended
                                 December 31,    December 31,   December 31,   December 31,   December 31,   December 31,
                                     1996            1995           1996           1995           1996           1995
                                --------------  --------------  -------------  -------------  -------------  -------------
From operations:
  Net investment income (loss)  $   (1,109,093) $     (954,847) $     (24,765) $      77,479  $     269,629  $     188,326
--------------------------------------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   investments                      10,763,909      14,667,515      1,473,114        540,493      2,656,487      1,144,555
--------------------------------------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   futures and options                      --              --             --             --             --             --
--------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments        9,326,093      11,787,574        795,406      1,467,446      2,020,264      2,852,133
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                         18,980,909      25,500,242      2,243,755      2,085,418      4,946,380      4,185,014
--------------------------------------------------------------------------------------------------------------------------
Distributions to shareholders
 from:
--------------------------------------------------------------------------------------------------------------------------
  Net investment income, Class
   A                                        --              --             --        (58,837)      (173,156)      (155,426)
--------------------------------------------------------------------------------------------------------------------------
  Net investment income, Class
   B                                        --              --             --         (2,838)       (13,172)        (6,393)
--------------------------------------------------------------------------------------------------------------------------
  Net investment income, Class
   Y                                        --              --             --        (18,232)       (79,688)       (25,605)
--------------------------------------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class A             (11,466,091)    (11,321,192)      (868,453)      (711,443)    (1,684,658)    (1,283,151)
--------------------------------------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class B                (501,250)       (182,690)      (131,977)       (31,195)      (208,721)       (49,215)
--------------------------------------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class Y                      --              --       (100,931)      (106,095)      (424,530)      (138,950)
--------------------------------------------------------------------------------------------------------------------------
Total dividends and
 distributions to shareholders     (11,967,341)    (11,503,882)    (1,101,361)      (928,640)    (2,583,925)    (1,658,740)
--------------------------------------------------------------------------------------------------------------------------
From capital share
 transactions:
--------------------------------------------------------------------------------------------------------------------------
Class A
--------------------------------------------------------------------------------------------------------------------------
  Shares sold                       19,727,741      40,980,067      4,307,659      4,616,227      9,214,469      4,583,946
--------------------------------------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                    10,709,311      10,974,833        831,465        731,050      1,776,922      1,401,593
--------------------------------------------------------------------------------------------------------------------------
  Shares redeemed                  (43,391,759)    (46,152,644)    (8,474,210)    (8,913,867)    (6,715,142)    (7,270,812)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class A                           (12,954,707)      5,802,256     (3,335,086)    (3,566,590)     4,276,249     (1,285,273)
--------------------------------------------------------------------------------------------------------------------------
Class B
--------------------------------------------------------------------------------------------------------------------------
  Shares sold                        2,946,771       1,965,319      1,845,129        875,292      3,267,075      1,030,189
--------------------------------------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                       466,933         176,796        122,778         32,375        213,154         54,311
--------------------------------------------------------------------------------------------------------------------------
  Shares redeemed                     (331,951)        (18,795)      (260,393)       (15,478)      (393,878)        (1,195)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class B                             3,081,753       2,123,320      1,707,514        892,189      3,086,351      1,083,305
--------------------------------------------------------------------------------------------------------------------------
Class Y
--------------------------------------------------------------------------------------------------------------------------
  Shares sold                               --              --        847,748      2,875,817      6,700,676      3,108,334
--------------------------------------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                            --              --          1,728            616        504,218        164,552
--------------------------------------------------------------------------------------------------------------------------
  Shares redeemed                           --              --     (1,938,659)       (64,876)    (1,819,421)      (288,315)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class Y                                    --              --     (1,089,183)     2,811,557      5,385,473      2,984,571
--------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets resulting from
 capital share transactions         (9,872,954)      7,925,576     (2,716,755)       137,156     12,748,073      2,782,603
--------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets                         (2,859,386)     21,921,936     (1,574,361)     1,293,934     15,110,528      5,308,877
--------------------------------------------------------------------------------------------------------------------------
Net assets:
--------------------------------------------------------------------------------------------------------------------------
  Beginning of period           $  123,159,405  $  101,237,469  $  23,413,966  $  22,120,032  $  32,831,569  $  27,522,692
--------------------------------------------------------------------------------------------------------------------------
  End of period                 $  120,300,019  $  123,159,405  $  21,839,605  $  23,413,966  $  47,942,097  $  32,831,569
--------------------------------------------------------------------------------------------------------------------------

                                          Government
                                          Securities
                                          Portfolio
                                ------------------------------
                                  Year Ended      Year Ended
                                 December 31,    December 31,
                                     1996            1995
                                --------------  --------------
From operations:
  Net investment income (loss)  $    5,172,678  $    5,727,267
------------------------------------------------------------------------------
  Net realized gain (loss) on
   investments                         342,253        (108,087)
----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   futures and options                      --              --
--------------------------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments         (754,744)      9,333,710
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net
 assets resulting from
 operations                          4,760,187      14,952,890
--------------------------------------------------------------------------------------------------------------------------

Distributions to shareholders
 from:
--------------------------------------------------------------------------------------------------------------------------

  Net investment income, Class
   A                                (4,942,104)     (5,695,090)
--------------------------------------------------------------------------------------------------------------------------

  Net investment income, Class
   B                                  (230,737)        (32,004)
--------------------------------------------------------------------------------------------------------------------------

  Net investment income, Class
   Y                                        --              --
--------------------------------------------------------------------------------------------------------------------------

  Net realized gains on
   investments Class A                      --              --
--------------------------------------------------------------------------------------------------------------------------

  Net realized gains on
   investments Class B                      --              --
--------------------------------------------------------------------------------------------------------------------------

  Net realized gains on
   investments Class Y                      --              --
--------------------------------------------------------------------------------------------------------------------------

Total dividends and
 distributions to shareholders      (5,172,841)     (5,727,094)
--------------------------------------------------------------------------------------------------------------------------

From capital share
 transactions:
--------------------------------------------------------------------------------------------------------------------------

Class A
--------------------------------------------------------------------------------------------------------------------------

  Shares sold                        8,082,041       9,695,011
--------------------------------------------------------------------------------------------------------------------------

  Reinvestment of
   distributions                     3,653,159       4,225,438
--------------------------------------------------------------------------------------------------------------------------

  Shares redeemed                  (23,815,232)    (21,313,935)
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) --
 Class A                           (12,080,032)     (7,393,486)
--------------------------------------------------------------------------------------------------------------------------

Class B
--------------------------------------------------------------------------------------------------------------------------

  Shares sold                        4,496,001       2,124,239
--------------------------------------------------------------------------------------------------------------------------

  Reinvestment of
   distributions                       177,788          21,390
--------------------------------------------------------------------------------------------------------------------------

  Shares redeemed                   (1,153,825)        (60,182)
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) --
 Class B                             3,519,964       2,085,447
--------------------------------------------------------------------------------------------------------------------------

Class Y
--------------------------------------------------------------------------------------------------------------------------

  Shares sold                               --              --
--------------------------------------------------------------------------------------------------------------------------

  Reinvestment of
   distributions                            --              --
--------------------------------------------------------------------------------------------------------------------------

  Shares redeemed                           --              --
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) --
 Class Y                                    --              --
--------------------------------------------------------------------------------------------------------------------------

Total increase (decrease) in
 net assets resulting from
 capital share transactions         (8,560,068)     (5,308,039)
--------------------------------------------------------------------------------------------------------------------------

Total increase (decrease) in
 net assets                         (8,972,722)      3,917,757
--------------------------------------------------------------------------------------------------------------------------

Net assets:
--------------------------------------------------------------------------------------------------------------------------

  Beginning of period           $   88,348,298  $   84,430,541
--------------------------------------------------------------------------------------------------------------------------

  End of period                 $   79,375,576  $   88,348,298
--------------------------------------------------------------------------------------------------------------------------


                      THE ENTERPRISE GROUP OF FUNDS, INC.                     57

--------------------------------------------------------------------------------

                                          High-Yield                      Tax-Exempt
                                        Bond Portfolio                 Income Portfolio
                                ------------------------------  ------------------------------
                                  Year Ended      Year Ended      Year Ended      Year Ended
                                 December 31,    December 31,    December 31,    December 31,
                                     1996            1995            1996            1995
                                --------------  --------------  --------------  --------------
From operations:
  Net investment income (loss)  $    4,626,639  $    4,460,864  $    1,503,075  $    1,660,529
----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   investments                         746,203          98,195          54,614         (62,322)
----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   futures and options                 (16,406)        (20,528)             --              --
----------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments        1,549,219       2,865,091        (497,297)      3,201,486
----------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                          6,905,655       7,403,622       1,060,392       4,799,693
----------------------------------------------------------------------------------------------
Distributions to shareholders
 from:
----------------------------------------------------------------------------------------------
  Net investment income, Class
   A                                (4,227,766)     (4,375,039)     (1,437,694)     (1,652,187)
----------------------------------------------------------------------------------------------
  Net investment income, Class
   B                                  (398,943)        (85,755)        (65,432)         (8,291)
----------------------------------------------------------------------------------------------
  Net investment income, Class
   Y                                        --              --              --              --
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class A                      --              --              --         (57,270)
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class B                      --              --              --          (1,441)
----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class Y                      --              --              --              --
----------------------------------------------------------------------------------------------
Total dividends and
 distributions to shareholders      (4,626,709)     (4,460,794)     (1,503,126)     (1,719,189)
----------------------------------------------------------------------------------------------
From capital share
 transactions:
----------------------------------------------------------------------------------------------
Class A
----------------------------------------------------------------------------------------------
  Shares sold                       12,189,056      11,047,929       2,501,597       2,165,696
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                     3,065,474       3,181,327       1,077,601       1,296,292
----------------------------------------------------------------------------------------------
  Shares redeemed                  (15,310,792)     (9,796,098)     (8,294,043)     (7,202,770)
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class A                               (56,262)      4,433,158      (4,714,845)     (3,740,782)
----------------------------------------------------------------------------------------------
Class B
----------------------------------------------------------------------------------------------
  Shares sold                        5,149,262       2,908,963       1,482,068         897,621
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                       269,854          50,351          57,257           9,311
----------------------------------------------------------------------------------------------
  Shares redeemed                     (754,001)        (23,860)       (403,587)         (6,392)
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class B                             4,665,115       2,935,454       1,135,738         900,540
----------------------------------------------------------------------------------------------
Class Y
----------------------------------------------------------------------------------------------
  Shares sold                               --              --              --              --
----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                            --              --              --              --
----------------------------------------------------------------------------------------------
  Shares redeemed                           --              --              --              --
----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class Y                                    --              --              --              --
----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets resulting from
 capital share transactions          4,608,853       7,368,612      (3,579,107)     (2,840,242)
----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets                          6,887,799      10,311,440      (4,021,841)        240,262
----------------------------------------------------------------------------------------------
Net assets:
----------------------------------------------------------------------------------------------
  Beginning of period           $   55,133,079  $   44,821,639  $   34,537,393  $   34,297,131
----------------------------------------------------------------------------------------------
  End of period                 $   62,020,878  $   55,133,079  $   30,515,552  $   34,537,393
----------------------------------------------------------------------------------------------

See notes to financial statements.

58                      THE ENTERPRISE GROUP OF FUNDS, INC.

                                           Managed                       Money Market
                                          Portfolio                       Portfolio
                                -----------------------------  --------------------------------
                                  Year Ended     Year Ended      Year Ended       Year Ended
                                 December 31,   December 31,    December 31,     December 31,
                                     1996           1995            1996             1995
                                --------------  -------------  ---------------  ---------------
From operations:
  Net investment income (loss)  $    1,722,342  $     443,577  $     2,023,539  $     1,715,817
-----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   investments                       4,191,029        845,958               --               --
-----------------------------------------------------------------------------------------------
  Net realized gain (loss) on
   futures and options                      --             --               --               --
-----------------------------------------------------------------------------------------------
  Net change in unrealized
   gain (loss) of investments       25,922,892      8,465,164               --               --
-----------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets resulting from
 operations                         31,836,263      9,754,699        2,023,539        1,715,817
-----------------------------------------------------------------------------------------------
Distributions to shareholders
 from:
-----------------------------------------------------------------------------------------------
  Net investment income, Class
   A                                  (799,735)      (214,318)      (1,984,743)      (1,714,261)
-----------------------------------------------------------------------------------------------
  Net investment income, Class
   B                                  (286,048)       (63,848)         (38,796)          (1,556)
-----------------------------------------------------------------------------------------------
  Net investment income, Class
   Y                                  (643,498)      (175,299)              --               --
-----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class A              (1,790,459)      (213,842)              --               --
-----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class B              (1,012,095)       (75,104)              --               --
-----------------------------------------------------------------------------------------------
  Net realized gains on
   investments Class Y              (1,018,912)      (119,052)              --               --
-----------------------------------------------------------------------------------------------
Total dividends and
 distributions to shareholders      (5,550,747)      (861,463)      (2,023,539)      (1,715,817)
-----------------------------------------------------------------------------------------------
From capital share
 transactions:
-----------------------------------------------------------------------------------------------
Class A
-----------------------------------------------------------------------------------------------
  Shares sold                       48,360,893     36,943,421      155,780,333      127,849,845
-----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                     2,491,364        406,123        1,843,341        1,635,878
-----------------------------------------------------------------------------------------------
  Shares redeemed                  (10,298,814)    (3,992,116)    (138,874,791)    (121,495,592)
-----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class A                            40,553,443     33,357,428       18,748,883        7,990,131
-----------------------------------------------------------------------------------------------
Class B
-----------------------------------------------------------------------------------------------
  Shares sold                       35,850,528     16,257,715        4,456,552          604,172
-----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                     1,222,567        133,775           35,289            1,198
-----------------------------------------------------------------------------------------------
  Shares redeemed                   (2,767,399)      (347,918)      (3,542,604)        (211,056)
-----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class B                            34,305,696     16,043,572          949,237          394,314
-----------------------------------------------------------------------------------------------
Class Y
-----------------------------------------------------------------------------------------------
  Shares sold                       30,665,682     26,548,228               --               --
-----------------------------------------------------------------------------------------------
  Reinvestment of
   distributions                     1,662,410        294,328               --               --
-----------------------------------------------------------------------------------------------
  Shares redeemed                   (8,914,287)    (1,714,136)              --               --
-----------------------------------------------------------------------------------------------
Net increase (decrease) --
 Class Y                            23,413,805     25,128,420               --               --
-----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets resulting from
 capital share transactions         98,272,944     74,529,420       19,698,120        8,384,445
-----------------------------------------------------------------------------------------------
Total increase (decrease) in
 net assets                        124,558,460     83,422,656       19,698,120        8,384,445
-----------------------------------------------------------------------------------------------
Net assets:
-----------------------------------------------------------------------------------------------
  Beginning of period           $   91,295,117  $   7,872,461  $    40,718,931  $    32,334,486
-----------------------------------------------------------------------------------------------
  End of period                 $  215,853,577  $  91,295,117  $    60,417,051  $    40,718,931
-----------------------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     59

GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------------
Growth Portfolio (CLASS A)                                                                1996       1995       1994       1993
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $   10.44  $    7.76  $    8.26  $    7.96
Net Investment Income (Loss)                                                                (0.04)     (0.03)     (0.02)      0.01
Net Realized and Unrealized Gain (Loss) on Investments                                       3.44       3.13      (0.06)      0.84
                                                                                        ---------  ---------  ---------  ---------
Total from Investment Operations                                                             3.40       3.10      (0.08)      0.85
                                                                                        ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                         0.00       0.00       0.00       0.01
Distributions from Capital Gains                                                             0.74       0.42       0.42       0.54
                                                                                        ---------  ---------  ---------  ---------
Total Distributions                                                                          0.74       0.42       0.42       0.55
                                                                                        ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                           $   13.10  $   10.44  $    7.76  $    8.26
                                                                                        ---------  ---------  ---------  ---------
Total ReturnC                                                                              32.60%     39.99%      (0.99)%    10.59%
Net Assets End of Period (in thousands)                                                 $ 196,752  $ 122,559  $  88,375  $  90,902
Ratio of Expenses to Average Net Assets                                                     1.53%F     1.60%      1.56%      1.60%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 1.53%F     1.60%      1.56%      1.61%
Ratio of Net Investment Income (Loss) to Average Net Assets                               (0.39)%    (0.35)%    (0.30)%      0.10%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)           (0.39)%    (0.35)%    (0.30)%      0.06%
Portfolio Turnover Rate                                                                    29.90%     45.30%     64.50%    107.90%
Average commission per shareE                                                           $  0.0636

Growth Portfolio (CLASS A)                                                                1992G
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $    8.22
Net Investment Income (Loss)                                                                (0.02)
Net Realized and Unrealized Gain (Loss) on Investments                                       0.55
                                                                                        ---------
Total from Investment Operations                                                             0.53
                                                                                        ---------
Dividends from Net Investment Income                                                         0.00
Distributions from Capital Gains                                                             0.79
                                                                                        ---------
Total Distributions                                                                          0.79
                                                                                        ---------
Net Asset Value End of Period                                                           $    7.96
                                                                                        ---------
Total ReturnC                                                                               6.46%
Net Assets End of Period (in thousands)                                                 $  84,200
Ratio of Expenses to Average Net Assets                                                     1.60%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 1.67%
Ratio of Net Investment Income (Loss) to Average Net Assets                               (0.30)%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)           (0.31)%
Portfolio Turnover Rate                                                                    61.20%
Average commission per shareE

                                                                                            YEAR ENDED           FOR THE PERIOD
                                                                                        ------------------  ------------------------
Growth Portfolio (CLASS B)                                                              DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                         $    10.41             $     8.69
Net Investment Income (Loss)                                                                     (0.06)                 (0.02)
Net Realized and Unrealized Gain (Loss) on Investments                                            3.36                   2.16
                                                                                               -------               --------
Total from Investment Operations                                                                  3.30                   2.14
                                                                                               -------               --------
Dividends from Net Investment Income                                                              0.00                   0.00
Distributions from Capital Gains                                                                  0.74                   0.42
                                                                                               -------               --------
Total Distributions                                                                               0.74                   0.42
                                                                                               -------               --------
Net Asset Value End of Period                                                               $    12.97             $    10.41
                                                                                               -------               --------
Total ReturnD                                                                                   31.73%                 24.66%B
Net Assets End of Period (in thousands)                                                 $       36,483      $            4,572
Ratio of Expenses to Average Net Assets                                                          2.10%    F              2.15%     A
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                      2.10%    F              2.15%     A
Ratio of Net Investment Income (loss) to Average Net Assets                                    (0.96)%                 (0.82)%     A
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding Waivers)                (0.96)%                 (0.82)%     A
Portfolio Turnover Rate                                                                         29.90%                  45.30%     A
Average commission per shareE                                                           $       0.0636

Growth Portfolio (CLASS B)
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total ReturnD
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income (loss) to Average Net Assets
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding Waivers)
Portfolio Turnover Rate
Average commission per shareE

A Annualized.
B Not Annualized.
C Total returns do not include one time sales charge.
D Total return does not include contingent deferred sales charge.
E Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions are charged during the period.
F Effective September 1, 1995, ratio includes expenses paid indirectly.
G Based on average monthly shares outstanding.

                       See notes to financial statements.

60                      THE ENTERPRISE GROUP OF FUNDS, INC.

GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                FOR THE PERIOD
                                                                            ----------------------
                                                                                8/8/96 THROUGH
Growth Portfolio (CLASS Y)                                                         12/31/96
--------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                               $    11.96
Net Investment Income (Loss)                                                            0.00
Net Realized and Unrealized Gain (Loss) on Investments                                  1.90
                                                                                     -------
Total from Investment Operations                                                        1.90
                                                                                     -------
Dividends from Net Investment Income                                                    0.00
Distributions from Capital Gains                                                        0.74
                                                                                     -------
Total Distributions                                                                     0.74
                                                                                     -------
Net Asset Value End of Period                                                     $    13.12
                                                                                     -------
Total Return                                                                          15.91%B
Net Assets End of Period (in thousands)                                     $           2,339
Ratio of Expenses to Average Net Assets                                                 1.10%    AD
Ratio of Expenses to Average Net Assets (Excluding Waivers)                             1.10%    AD
Ratio of Net Investment Income (loss) to Average Net Assets                             0.04%    A
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding
 Waivers)                                                                               0.04%    A
Portfolio Turnover Rate                                                                29.90%    A
Average commission per shareC                                               $          0.0636

Growth Portfolio (CLASS Y)
--------------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total Return
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income (loss) to Average Net Assets
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding
 Waivers)
Portfolio Turnover Rate
Average commission per shareC

A Annualized.
B Not Annualized.
C Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
D Effective September 1, 1995, ratio includes expenses paid indirectly.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     61

EQUITY INCOME PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                          ------------------------------------------
Equity Income Portfolio (CLASS A)                                                           1996       1995       1994       1993
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                       $   20.73  $   16.43  $   17.75  $   16.93
Net Investment Income (Loss)                                                                   0.41       0.45       0.44       0.52
Net Realized and Unrealized Gain (Loss) on Investments                                         3.27       5.00      (0.53)      1.74
                                                                                          ---------  ---------  ---------  ---------
Total from Investment Operations                                                               3.68       5.45      (0.09)      2.26
                                                                                          ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                           0.40       0.45       0.44       0.50
Distributions from Capital Gains                                                               1.57       0.70       0.79       0.94
                                                                                          ---------  ---------  ---------  ---------
Total Distributions                                                                            1.97       1.15       1.23       1.44
                                                                                          ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                             $   22.44  $   20.73  $   16.43  $   17.75
                                                                                          ---------  ---------  ---------  ---------
Total ReturnC                                                                                17.86%     33.38%    (0.49)%     13.45%
Net Assets End of Period (in thousands)                                                   $  72,647  $  61,906  $  50,926  $  49,920
Ratio of Expenses to Average Net Assets                                                       1.50%      1.50%      1.50%      1.50%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                   1.68%      1.78%      1.73%      1.91%
Ratio of Net Investment Income to Average Net Assets                                          1.87%      2.33%      2.50%      2.90%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                      1.69%      2.06%      2.30%      2.51%
Portfolio Turnover Rate                                                                      33.22%     25.60%     41.40%     39.90%
Average commission per shareE                                                             $  0.0615

Equity Income Portfolio (CLASS A)                                                           1992
----------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                       $   16.00
Net Investment Income (Loss)                                                                   0.43
Net Realized and Unrealized Gain (Loss) on Investments                                         0.92
                                                                                          ---------
Total from Investment Operations                                                               1.35
                                                                                          ---------
Dividends from Net Investment Income                                                           0.41
Distributions from Capital Gains                                                               0.01
                                                                                          ---------
Total Distributions                                                                            0.42
                                                                                          ---------
Net Asset Value End of Period                                                             $   16.93
                                                                                          ---------
Total ReturnC                                                                                 8.48%
Net Assets End of Period (in thousands)                                                   $  40,918
Ratio of Expenses to Average Net Assets                                                       1.50%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                   1.95%
Ratio of Net Investment Income to Average Net Assets                                          2.80%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                      2.22%
Portfolio Turnover Rate                                                                      38.30%
Average commission per shareE

                                                                          YEAR ENDED           FOR THE PERIOD
                                                                      ------------------  ------------------------
Equity Income Portfolio (CLASS B)                                     DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                       $    20.67             $    18.12
Net Investment Income (Loss)                                                    0.24                   0.29
Net Realized and Unrealized Gain (Loss) on Investments                          3.30                   3.40
                                                                             -------               --------
Total from Investment Operations                                                3.54                   3.69
                                                                             -------               --------
Dividends from Net Investment Income                                            0.34                   0.44
Distributions from Capital Gains                                                1.57                   0.70
                                                                             -------               --------
Total Distributions                                                             1.91                   1.14
                                                                             -------               --------
Net Asset Value End of Period                                             $    22.30             $    20.67
                                                                             -------               --------
Total ReturnD                                                                 17.22%                 20.57%B
Net Assets End of Period (in thousands)                               $        5,615      $            1,086
Ratio of Expenses to Average Net Assets                                        2.05%                   2.05%     A
Ratio of Expenses to Average Net Assets (Excluding Waivers)                    2.23%                   2.23%     A
Ratio of Net Investment Income to Average Net Assets                           1.32%                   1.56%     A
Ratio of Net Investment Income to Average Net Assets (Excluding
 Waivers)                                                                      1.14%                   1.33%     A
Portfolio Turnover Rate                                                       33.22%                  25.60%     A
Average commission per shareE                                         $       0.0615

Equity Income Portfolio (CLASS B)
--------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total ReturnD
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income to Average Net Assets
Ratio of Net Investment Income to Average Net Assets (Excluding
 Waivers)
Portfolio Turnover Rate
Average commission per shareE

A Annualized.
B Not Annualized.
C Total returns do not include one time sales charge.
D Total return does not include contingent deferred sales charge.
E Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.

                       See notes to financial statements.

62                      THE ENTERPRISE GROUP OF FUNDS, INC.

CAPITAL APPRECIATION PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                             YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------------------
Capital Appreciation Portfolio (CLASS A)                                        1996       1995       1994       1993       1992F
-----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                           $   32.54  $   28.54  $   31.10  $   29.42  $   27.80
Net Investment Income (Loss)                                                      (0.31)     (0.25)     (0.13)     (0.15)     (0.04)
Net Realized and Unrealized Gain (Loss) on Investments                             5.69       7.59      (0.95)      1.83       1.66
                                                                              ---------  ---------  ---------  ---------  ---------
Total from Investment Operations                                              $    5.38  $    7.34  $   (1.08) $    1.68  $    1.62
                                                                              ---------  ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                               0.00       0.00       0.00       0.00       0.00
Distributions from Capital Gains                                                   3.71       3.34       1.48       0.00       0.00
                                                                              ---------  ---------  ---------  ---------  ---------
Total Distributions                                                                3.71       3.34       1.48       0.00       0.00
                                                                              ---------  ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                 $   34.21  $   32.54  $   28.54  $   31.10  $   29.42
                                                                              ---------  ---------  ---------  ---------  ---------
Total ReturnB                                                                    16.52%     25.72%    (3.46)%      5.71%      5.83%
Net Assets End of Period (in thousands)                                       $ 115,253  $ 121,207  $ 101,237  $ 103,187  $  72,569
Ratio of Expenses to Average Net Assets                                           1.60%G     1.65%      1.66%      1.64%      1.72%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                       1.60%G     1.65%      1.66%      1.64%      1.72%
Ratio of Net Investment Income (Loss) to Average Net Assets                     (0.87)%    (0.82)%    (0.50)%    (0.60)%    (0.20)%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding
 Waivers)                                                                       (0.87)%    (0.82)%    (0.50)%    (0.60)%    (0.20)%
Portfolio Turnover Rate                                                          66.42%     65.20%     74.40%     61.90%     32.50%
Average commission per shareA                                                 $  0.0486

                                                                                  YEAR ENDED            FOR THE PERIOD
                                                                              -------------------  ------------------------
Capital Appreciation Portfolio (CLASS B)                                       DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
---------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                $   32.42              $    30.04
Net Investment Income (Loss)                                                           (0.35)                  (0.12)
Net Realized and Unrealized Gain (Loss) on Investments                                  5.50                    5.84
                                                                                     -------                --------
Total from Investment Operations                                                        5.15                    5.72
                                                                                     -------                --------
Dividends from Net Investment Income                                                    0.00                    0.00
Distributions from Capital Gains                                                        3.71                    3.34
                                                                                     -------                --------
Total Distributions                                                                     3.71                    3.34
                                                                                     -------                --------
Net Asset Value End of Period                                                      $   33.86              $    32.42
                                                                                     -------                --------
Total ReturnC                                                                         15.87%                  18.99%D
Net Assets End of Period (in thousands)                                       $         5,047      $            1,953
Ratio of Expenses to Average Net Assets                                                 2.14%    G              2.08%     E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                             2.14%    G              2.08%     E
Ratio of Net Investment Income (loss) to Average Net Assets                           (1.43)%                 (1.41)%     E
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding
 Waivers)                                                                             (1.43)%                 (1.41)%     E
Portfolio Turnover Rate                                                                66.42%                  65.20%     E
Average commission per shareA                                                 $        0.0486

Capital Appreciation Portfolio (CLASS B)
----------------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total ReturnC
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income (loss) to Average Net Assets
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding
 Waivers)
Portfolio Turnover Rate
Average commission per shareA

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Total return does not include one time sales charge.
C Total return does not include contingent deferred sales charge.
D Not Annualized.
E Annualized.
F Based on average monthly shares outstanding.
G Effective September 1, 1995, ratio includes expenses paid indirectly.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     63

SMALL COMPANY PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
Small Company Portfolio (CLASS A)                                                      1996       1995       1994
--------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                  $    5.43  $    5.17  $    5.29
Net Investment Income (Loss)                                                            (0.01)       0.02       0.03
Net Realized and Unrealized Gain (Loss) on Investments                                    0.62       0.46      (0.01)
                                                                                     ---------  ---------  ---------
Total from Investment Operations                                                          0.61       0.48       0.02
                                                                                     ---------  ---------  ---------
Dividends from Net Investment Income                                                      0.00       0.02       0.03
Distributions from Capital Gains                                                          0.30       0.20       0.11
                                                                                     ---------  ---------  ---------
Total Distributions                                                                       0.30       0.22       0.14
                                                                                     ---------  ---------  ---------
Net Asset Value End of Period                                                        $    5.74  $    5.43  $    5.17
                                                                                     ---------  ---------  ---------
Total ReturnB                                                                           11.28%      9.28%      0.34%
Net Assets End of Period (in thousands)                                              $  17,308  $  19,720  $  22,120
Ratio of Expenses to Average Net Assets                                                  1.75%      1.75%      1.75%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                              2.38%      2.21%      2.15%
Ratio of Net Investment Income to Average Net Assets                                   (0.13)%      0.32%      0.60%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)               (0.76)%    (0.14)%      0.18%
Portfolio Turnover Rate                                                                143.58%     36.50%     16.70%
Average commission per shareA                                                        $  0.0483

                                                                                          FOR THE PERIOD
                                                                                     ------------------------
Small Company Portfolio (CLASS A)                                                    10/1/93 THROUGH 12/31/93
-----------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                         $     5.00
Net Investment Income (Loss)                                                                      0.01
Net Realized and Unrealized Gain (Loss) on Investments                                            0.29
                                                                                              --------
Total from Investment Operations                                                                  0.30
                                                                                              --------
Dividends from Net Investment Income                                                              0.01
Distributions from Capital Gains                                                                  0.00
                                                                                              --------
Total Distributions                                                                               0.01
                                                                                              --------
Net Asset Value End of Period                                                               $     5.29
                                                                                              --------
Total ReturnB                                                                                    5.92%D
Net Assets End of Period (in thousands)                                              $            8,118
Ratio of Expenses to Average Net Assets                                                           1.75%      E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                       4.00%      E
Ratio of Net Investment Income to Average Net Assets                                              0.10%      E
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                        (1.54)%      E
Portfolio Turnover Rate                                                                           0.00%
Average commission per shareA

                                                                                         YEAR ENDED           FOR THE PERIOD
                                                                                     ------------------  ------------------------
Small Company Portfolio (CLASS B)                                                    DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
---------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                      $     5.41            $       5.28
Net Investment Income (Loss)                                                                  (0.03)                  (0.01)
Net Realized and Unrealized Gain (Loss) on Investments                                         0.61                    0.36
                                                                                         ----------              ----------
Total from Investment Operations                                                               0.58                    0.35
                                                                                         ----------              ----------
Dividends from Net Investment Income                                                           0.00                    0.02
Distributions from Capital Gains                                                               0.30                    0.20
                                                                                         ----------              ----------
Total Distributions                                                                            0.30                    0.22
                                                                                         ----------              ----------
Net Asset Value End of Period                                                            $     5.69            $       5.41
                                                                                         ----------              ----------
Total ReturnC                                                                                10.77%                   6.87%D
Net Assets End of Period (in thousands)                                              $         2,606     $              862
Ratio of Expenses to Average Net Assets                                                        2.30%                  2.30%      E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                    2.92%                  2.78%      E
Ratio of Net Investment Income (loss) to Average Net Assets                                  (0.77)%                (0.40)%      E
Ratio of Net Investment Income (loss) to Average Net Assets (Excluding Waivers)              (1.39)%                (0.90)%      E
Portfolio Turnover Rate                                                                      143.58%                 36.50%      E
Average commission per shareA                                                        $        0.0483

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Total return does not include one time sales charge.
C Total return does not include contingent deferred sales charge.
D Not Annualized.
E Annualized.

                       See notes to financial statements.

64                      THE ENTERPRISE GROUP OF FUNDS, INC.

SMALL COMPANY PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                          YEAR ENDED           FOR THE PERIOD
                                                                      ------------------  ------------------------
Small Company Portfolio (CLASS Y)                                     DECEMBER 31, 1996   5/25/95 THROUGH 12/31/95
------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                       $     5.43             $     5.37
Net Investment Income (Loss)                                                    0.01                   0.04
Net Realized and Unrealized Gain (Loss) on Investments                          0.63                   0.26
                                                                            --------               --------
Total from Investment Operations                                                0.64                   0.30
                                                                            --------               --------
Dividends from Net Investment Income                                            0.00                   0.04
Distributions from Capital Gains                                                0.30                   0.20
                                                                            --------               --------
Total Distributions                                                             0.30                   0.24
                                                                            --------               --------
Net Asset Value End of Period                                             $     5.77             $     5.43
                                                                            --------               --------
Total Return                                                                  11.83%                  5.55%B
Net Assets End of Period (in thousands)                                   $    1,926             $    2,832
Ratio of Expenses to Average Net Assets                                        1.30%                  1.30%C
Ratio of Expenses to Average Net Assets (Excludung Waivers)                    1.92%                  1.81%C
Ratio of Net Investment Income to Average Net Assets                           0.35%                  0.18%C
Ratio of Net Investment Income to Average Net Assets (Excluding
 Waivers)                                                                    (0.27)%                (0.33)%C
Portfolio Turnover Rate                                                      143.58%                 36.50%C
Average commission per shareA                                             $   0.0483

Small Company Portfolio (CLASS Y)
--------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total Return
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excludung Waivers)
Ratio of Net Investment Income to Average Net Assets
Ratio of Net Investment Income to Average Net Assets (Excluding
 Waivers)
Portfolio Turnover Rate
Average commission per shareA

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Not Annualized.
C Annualized.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     65

INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------------
International Growth Portfolio (CLASS A)                                                  1996       1995       1994       1993
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $   16.08  $   14.70  $   17.44  $   13.23
Net Investment Income (Loss)                                                                 0.10       0.11      (0.01)     (0.02)
Net Realized and Unrealized Gain (Loss) on Investments                                       1.88       2.12      (0.49)      4.79
                                                                                        ---------  ---------  ---------  ---------
Total from Investment Operations                                                        $    1.98  $    2.23  $   (0.50) $    4.77
                                                                                        ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                         0.09       0.09       0.00       0.00
Distributions from Capital Gains                                                             0.87       0.76       2.24       0.17
OtherG                                                                                       0.00       0.00       0.00       0.39
                                                                                        ---------  ---------  ---------  ---------
Total Distributions                                                                          0.96       0.85       2.24       0.56
                                                                                        ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                           $   17.10  $   16.08  $   14.70  $   17.44
                                                                                        ---------  ---------  ---------  ---------
Total ReturnB                                                                              12.32%     15.17%    (2.82)%     36.05%
Net Assets End of Period (in thousands)                                                 $  34,837  $  28,628  $  27,523  $  22,900
Ratio of Expenses to Average Net Assets                                                     2.00%      2.00%      2.00%      2.00%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 2.19%      2.40%      2.51%      3.06%
Ratio of Net Investment Income (Loss) to Average Net Assets                                 0.61%      0.70%    (0.20)%    (0.10)%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)             0.42%      0.30%    (0.70)%    (1.15)%
Portfolio Turnover Rate                                                                    23.79%     31.10%    116.10%     70.10%
Average commission per shareA                                                           $  0.0221

International Growth Portfolio (CLASS A)                                                  1992F
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $   13.38
Net Investment Income (Loss)                                                                 0.28
Net Realized and Unrealized Gain (Loss) on Investments                                      (0.39)
                                                                                        ---------
Total from Investment Operations                                                        $   (0.11)
                                                                                        ---------
Dividends from Net Investment Income                                                         0.04
Distributions from Capital Gains                                                             0.00
OtherG                                                                                       0.00
                                                                                        ---------
Total Distributions                                                                          0.04
                                                                                        ---------
Net Asset Value End of Period                                                           $   13.23
                                                                                        ---------
Total ReturnB                                                                             (0.93)%
Net Assets End of Period (in thousands)                                                 $  11,630
Ratio of Expenses to Average Net Assets                                                     2.00%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 3.70%
Ratio of Net Investment Income (Loss) to Average Net Assets                                 0.50%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)           (1.15)%
Portfolio Turnover Rate                                                                   134.90%
Average commission per shareA

                                                                                            YEAR ENDED
                                                                                        -------------------
International Growth Portfolio (CLASS B)                                                 DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                          $   16.02
Net Investment Income (Loss)                                                                      0.01
Net Realized and Unrealized Gain (Loss) on Investments                                            1.87
                                                                                               -------
Total from Investment Operations                                                                  1.88
                                                                                               -------
Dividends from Net Investment Income                                                              0.06
Distributions from Capital Gains                                                                  0.87
                                                                                               -------
Total Distributions                                                                               0.93
                                                                                               -------
Net Asset Value End of Period                                                                $   16.97
                                                                                               -------
Total ReturnC                                                                                   11.72%
Net Assets End of Period (in thousands)                                                      $   4,276
Ratio of Expenses to Average Net Assets                                                          2.55%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                      2.75%
Ratio of Net Investment Income (Loss) to Average Net Assets                                      0.09%
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)                (0.11)%
Portfolio Turnover Rate                                                                         23.79%
Average commission per shareA                                                                $  0.0221

                                                                                             FOR THE PERIOD
                                                                                        ------------------------
International Growth Portfolio (CLASS B)                                                5/1/95 THROUGH 12/31/95
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                            $    14.82
Net Investment Income (Loss)                                                                        (0.02)
Net Realized and Unrealized Gain (Loss) on Investments                                               2.08
                                                                                                 --------
Total from Investment Operations                                                                     2.06
                                                                                                 --------
Dividends from Net Investment Income                                                                 0.10
Distributions from Capital Gains                                                                     0.76
                                                                                                 --------
Total Distributions                                                                                  0.86
                                                                                                 --------
Net Asset Value End of Period                                                                  $    16.02
                                                                                                 --------
Total ReturnC                                                                                      13.88%D
Net Assets End of Period (in thousands)                                                        $    1,094
Ratio of Expenses to Average Net Assets                                                             2.55%E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                         2.73%E
Ratio of Net Investment Income (Loss) to Average Net Assets                                       (0.65)%E
Ratio of Net Investment Income (Loss) to Average Net Assets (Excluding Waivers)                   (0.85)%E
Portfolio Turnover Rate                                                                            31.10%E
Average commission per shareA

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Total returns do not include one time sales charge.
C Total return does not include contingent deferred sales charge.
D Not Annualized.
E Annualized.
F Based on average monthly shares outstanding.
G Distributions in excess of net investment income.

                       See notes to financial statements.

66                      THE ENTERPRISE GROUP OF FUNDS, INC.

INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                            YEAR ENDED
                                                                                        -------------------
International Growth Portfolio (CLASS Y)                                                 DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                          $   16.07
Net Investment Income (Loss)                                                                      0.14
Net Realized and Unrealized Gain (Loss) on Investments                                            1.92
                                                                                               -------
Total from Investment Operations                                                                  2.06
                                                                                               -------
Dividends from Net Investment Income                                                              0.16
Distributions from Capital Gains                                                                  0.87
                                                                                               -------
Total Distributions                                                                          $    1.03
                                                                                               -------
Net Asset Value End of Period                                                                    17.10
                                                                                               -------
Total Return                                                                                    12.86%
Net Assets End of Period (in thousands)                                                      $   8,828
Ratio of Expenses to Average Net Assets                                                          1.55%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                      1.75%
Ratio of Net Investment Income to Average Net Assets                                             1.03%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                         0.84%
Portfolio Turnover Rate                                                                         23.79%
Average commission per shareA                                                                $  0.0221

                                                                                             FOR THE PERIOD
                                                                                        ------------------------
International Growth Portfolio (CLASS Y)                                                7/5/95 THROUGH 12/31/95
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                            $    14.93
Net Investment Income (Loss)                                                                         0.02
Net Realized and Unrealized Gain (Loss) on Investments                                               2.02
                                                                                                 --------
Total from Investment Operations                                                                     2.04
                                                                                                 --------
Dividends from Net Investment Income                                                                 0.14
Distributions from Capital Gains                                                                     0.76
                                                                                                 --------
Total Distributions                                                                            $     0.90
                                                                                                 --------
Net Asset Value End of Period                                                                       16.07
                                                                                                 --------
Total Return                                                                                       13.65%B
Net Assets End of Period (in thousands)                                                        $    3,109
Ratio of Expenses to Average Net Assets                                                             1.55%C
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                         1.75%C
Ratio of Net Investment Income to Average Net Assets                                                0.26%C
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                            0.05%C
Portfolio Turnover Rate                                                                            31.10%C
Average commission per shareA

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Not Annualized.
C Annualized.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     67

ENTERPRISE GOVERNMENT SECURITIES PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------------
Enterprise Government Securities Portfolio (CLASS A)                                      1996       1995       1994       1993
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $   11.83  $   10.62  $   12.44  $   12.47
Net Investment Income (Loss)                                                                 0.74       0.76       0.87       0.92
Net Realized and Unrealized Gain (Loss) on Investments                                      (0.03)      1.21      (1.82)      0.21
                                                                                        ---------  ---------  ---------  ---------
Total from Investment Operations                                                             0.71       1.97      (0.95)      1.13
                                                                                        ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                         0.74       0.76       0.87       0.92
Distributions from Capital Gains                                                             0.00       0.00       0.00       0.24
                                                                                        ---------  ---------  ---------  ---------
Total Distributions                                                                          0.74       0.76       0.87       1.16
                                                                                        ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                           $   11.80  $   11.83  $   10.62  $   12.44
                                                                                        ---------  ---------  ---------  ---------
Total ReturnC                                                                               6.29%     19.00%    (7.81)%      9.26%
Net Assets End of Period (in thousands)                                                 $  73,693  $  86,224  $  84,431  $ 106,541
Ratio of Expenses to Average Net Assets                                                     1.30%      1.30%      1.30%      1.30%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 1.42%      1.44%      1.35%      1.44%
Ratio of Net Investment Income to Average Net Assets                                        6.35%      6.66%      7.60%      7.20%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                    6.23%      6.52%      7.59%      7.03%
Portfolio Turnover Rate                                                                     0.17%      0.00%     27.20%     90.10%


Enterprise Government Securities Portfolio (CLASS A)                                      1992E
--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                     $   12.40
Net Investment Income (Loss)                                                                 0.99
Net Realized and Unrealized Gain (Loss) on Investments                                       0.19
                                                                                        ---------
Total from Investment Operations                                                             1.18
                                                                                        ---------
Dividends from Net Investment Income                                                         0.98
Distributions from Capital Gains                                                             0.13
                                                                                        ---------
Total Distributions                                                                          1.11
                                                                                        ---------
Net Asset Value End of Period                                                           $   12.47
                                                                                        ---------
Total ReturnC                                                                               9.93%
Net Assets End of Period (in thousands)                                                 $  71,515
Ratio of Expenses to Average Net Assets                                                     1.30%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                 1.54%
Ratio of Net Investment Income to Average Net Assets                                        7.90%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                    7.72%
Portfolio Turnover Rate                                                                   108.40%

                                                                                            YEAR ENDED
                                                                                        -------------------
Enterprise Government Securities Portfolio (CLASS B)                                     DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                          $   11.83
Net Investment Income (Loss)                                                                      0.68
Net Realized and Unrealized Gain (Loss) on Investments                                           (0.04)
                                                                                                ------
Total from Investment Operations                                                                  0.64
                                                                                                ------
Dividends from Net Investment Income                                                              0.68
Distributions from Capital Gains                                                                  0.00
                                                                                                ------
Total Distributions                                                                               0.68
                                                                                                ------
Net Asset Value End of Period                                                                $   11.79
                                                                                                ------
Total ReturnD                                                                                    5.61%
Net Assets End of Period (in thousands)                                                      $   5,683
Ratio of Expenses to Average Net Assets                                                          1.85%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                      1.96%
Ratio of Net Investment Income to Average Net Assets                                             5.79%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                         5.68%
Portfolio Turnover Rate                                                                          0.17%

                                                                                             FOR THE PERIOD

                                                                                        ------------------------

Enterprise Government Securities Portfolio (CLASS B)                                    5/1/95 THROUGH 12/31/95

--------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                            $    11.12

Net Investment Income (Loss)                                                                         0.44

Net Realized and Unrealized Gain (Loss) on Investments                                               0.71

                                                                                                 --------

Total from Investment Operations                                                                     1.15

                                                                                                 --------

Dividends from Net Investment Income                                                                 0.44

Distributions from Capital Gains                                                                     0.00

                                                                                                 --------

Total Distributions                                                                                  0.44

                                                                                                 --------

Net Asset Value End of Period                                                                  $    11.83

                                                                                                 --------

Total ReturnD                                                                                      10.47%A

Net Assets End of Period (in thousands)                                                        $    2,124

Ratio of Expenses to Average Net Assets                                                             1.85%B

Ratio of Expenses to Average Net Assets (Excluding Waivers)                                         1.91%B

Ratio of Net Investment Income to Average Net Assets                                                5.64%B

Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                            5.58%B

Portfolio Turnover Rate                                                                             0.00%B


A Not Annualized.
B Annualized.
C Total returns do not include one time sales charge.
D Total return does not include contingent deferred sales charge.
E Based on average monthly shares outstanding.

                       See notes to financial statements.

68                      THE ENTERPRISE GROUP OF FUNDS, INC.

ENTERPRISE HIGH-YIELD BOND PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                     ------------------------------------------
Enterprise High-Yield Bond Portfolio (CLASS A)                                         1996       1995       1994       1993
-------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                  $   11.39  $   10.72  $   11.70  $   10.83
Net Investment Income (Loss)                                                              0.94       0.99       0.97       0.95
Net Realized and Unrealized Gain (Loss) on Investments                                    0.45       0.67      (0.97)      0.89
                                                                                     ---------  ---------  ---------  ---------
Total from Investment Operations                                                          1.39       1.66       0.00       1.84
                                                                                     ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                      0.94       0.99       0.98       0.97
Distributions from Capital Gains                                                          0.00       0.00       0.00       0.00
                                                                                     ---------  ---------  ---------  ---------
Total Distributions                                                                       0.94       0.99       0.98       0.97
                                                                                     ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                        $   11.84  $   11.39  $   10.72  $   11.70
                                                                                     ---------  ---------  ---------  ---------
Total ReturnC                                                                           12.78%     16.00%      0.05%     17.58%
Net Assets End of Period (in thousands)                                              $  54,129  $  52,182  $  44,822  $  44,361
Ratio of Expenses to Average Net Assets                                                  1.30%      1.30%      1.30%      1.30%E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                              1.50%      1.52%      1.45%      1.59%
Ratio of Net Investment Income to Average Net Assets                                     8.21%      8.80%      8.60%      8.20%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                 8.01%      8.58%      8.52%      7.95%
Portfolio Turnover Rate                                                                180.13%     88.50%    113.00%    121.20%


Enterprise High-Yield Bond Portfolio (CLASS A)                                         1992
-----------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                  $   10.19
Net Investment Income (Loss)                                                              1.01
Net Realized and Unrealized Gain (Loss) on Investments                                    0.64
                                                                                     ---------
Total from Investment Operations                                                          1.65
                                                                                     ---------
Dividends from Net Investment Income                                                      1.01
Distributions from Capital Gains                                                          0.00
                                                                                     ---------
Total Distributions                                                                       1.01
                                                                                     ---------
Net Asset Value End of Period                                                        $   10.83
                                                                                     ---------
Total ReturnC                                                                           16.69%
Net Assets End of Period (in thousands)                                              $  30,851
Ratio of Expenses to Average Net Assets                                                  1.30%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                              1.64%
Ratio of Net Investment Income to Average Net Assets                                     9.40%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                 8.95%
Portfolio Turnover Rate                                                                121.70%

                                                                                         YEAR ENDED            FOR THE PERIOD
                                                                                     -------------------  ------------------------
Enterprise High-Yield Bond Portfolio (CLASS B)                                        DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                       $   11.39              $    11.11
Net Investment Income (Loss)                                                                   0.88                    0.61
Net Realized and Unrealized Gain (Loss) on Investments                                         0.45                    0.28
                                                                                            -------                --------
Total from Investment Operations                                                               1.33                    0.89
                                                                                            -------                --------
Dividends from Net Investment Income                                                           0.88                    0.61
Distributions from Capital Gains                                                               0.00                    0.00
                                                                                            -------                --------
Total Distributions                                                                            0.88                    0.61
                                                                                            -------                --------
Net Asset Value End of Period                                                             $   11.84              $    11.39
                                                                                            -------                --------
Total ReturnD                                                                                12.16%                   8.12%B
Net Assets End of Period (in thousands)                                                   $   7,892              $    2,951
Ratio of Expenses to Average Net Assets                                                       1.85%                   1.85%A
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                   2.05%                   2.09%A
Ratio of Net Investment Income to Average Net Assets                                          7.74%                   7.84%A
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                      7.55%                   7.68%A
Portfolio Turnover Rate                                                                     180.13%                  88.50%A

A Not Annualized.
B Annualized.
C Total returns do not include one time sales charge.
D Total return does not include contingent deferred sales charge.
E Based on average monthly shares outstanding.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     69

ENTERPRISE TAX-EXEMPT INCOME PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                     ------------------------------------------
Enterprise Tax-Exempt Income Portfolio (CLASS A)                                       1996       1995       1994       1993
-------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                  $   13.99  $   12.80  $   14.31  $   13.60
Net Investment Income (Loss)                                                              0.64       0.65       0.67       0.70
Net Realized and Unrealized Gain (Loss) on Investments                                   (0.16)      1.21      (1.48)      0.73
                                                                                     ---------  ---------  ---------  ---------
Total from Investment Operations                                                          0.48       1.86      (0.81)      1.43
                                                                                     ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                      0.64       0.65       0.68       0.70
Distributions from Capital Gains                                                          0.00       0.02       0.02       0.02
                                                                                     ---------  ---------  ---------  ---------
Total Distributions                                                                       0.64       0.67       0.70       0.72
                                                                                     ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                        $   13.83  $   13.99  $   12.80  $   14.31
                                                                                     ---------  ---------  ---------  ---------
Total ReturnC                                                                            3.54%     14.85%    (5.69)%     10.76%
Net Assets End of Period (in thousands)                                              $  28,478  $  33,626  $  34,297  $  41,702
Ratio of Expenses to Average Net Assets                                                  1.25%      1.25%      1.25%      1.25%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                              1.41%      1.42%      1.28%      1.39%
Ratio of Net Investment Income to Average Net Assets                                     4.64%      4.82%      5.00%      4.90%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                 4.48%      4.65%      4.97%      4.79%
Portfolio Turnover Rate                                                                  0.91%      0.75%     25.70%      8.30%


Enterprise Tax-Exempt Income Portfolio (CLASS A)                                       1992
-----------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                  $   13.34
Net Investment Income (Loss)                                                              0.76
Net Realized and Unrealized Gain (Loss) on Investments                                    0.26
                                                                                     ---------
Total from Investment Operations                                                          1.02
                                                                                     ---------
Dividends from Net Investment Income                                                      0.76
Distributions from Capital Gains                                                          0.00
                                                                                     ---------
Total Distributions                                                                       0.76
                                                                                     ---------
Net Asset Value End of Period                                                        $   13.60
                                                                                     ---------
Total ReturnC                                                                            7.88%
Net Assets End of Period (in thousands)                                              $  29,728
Ratio of Expenses to Average Net Assets                                                  1.25%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                              1.41%
Ratio of Net Investment Income to Average Net Assets                                     5.60%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                 5.49%
Portfolio Turnover Rate                                                                 16.30%

                                                                                         YEAR ENDED           FOR THE PERIOD
                                                                                     -------------------  -----------------------
Enterprise Tax-Exempt Income Portfolio (CLASS B)                                      DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
---------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                       $   13.99              $   13.44
Net Investment Income (Loss)                                                                   0.56                   0.38
Net Realized and Unrealized Gain (Loss) on Investments                                        (0.16)                  0.57
                                                                                             ------                 ------
Total from Investment Operations                                                               0.40                   0.95
                                                                                             ------                 ------
Dividends from Net Investment Income                                                           0.56                   0.38
Distributions from Capital Gains                                                               0.00                   0.02
                                                                                             ------                 ------
Total Distributions                                                                            0.56                   0.40
                                                                                             ------                 ------
Net Asset Value End of Period                                                             $   13.83              $   13.99
                                                                                             ------                 ------
Total ReturnD                                                                                 2.96%                  7.18%A
Net Assets End of Period (in thousands)                                                   $   2,037              $     912
Ratio of Expenses to Average Net Assets                                                       1.80%                  1.80%B
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                   1.96%                  1.98%B
Ratio of Net Investment Income to Average Net Assets                                          4.07%                  4.08%B
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                      3.92%                  3.94%B
Portfolio Turnover Rate                                                                       0.91%                  0.75%B

A Not Annualized.
B Annualized.
C Total returns do not include one time sales charge.
D Total return does not include contingent deferred sales charge.

                       See notes to financial statements.

70                      THE ENTERPRISE GROUP OF FUNDS, INC.

ENTERPRISE MANAGED PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                              YEAR ENDED DECEMBER       FOR THE PERIOD
                                                                                      31,           -----------------------
                                                                              --------------------      10/1/94 THROUGH
Enterprise Managed Portfolio (CLASS A)                                          1996       1995            12/31/94
---------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                           $    6.70  $    4.91         $    5.00
Net Investment Income (Loss)                                                       0.06       0.04              0.01
Net Realized and Unrealized Gain (Loss) on Investments                             1.41       1.81             (0.09)
                                                                              ---------  ---------          --------
Total from Investment Operations                                                   1.47       1.85             (0.08)
                                                                              ---------  ---------          --------
Dividends from Net Investment Income                                               0.06       0.03              0.01
Distributions from Capital Gains                                                   0.14       0.03              0.00
                                                                              ---------  ---------          --------
Total Distributions                                                                0.20       0.06              0.01
                                                                              ---------  ---------          --------
Net Asset Value End of Period                                                 $    7.97  $    6.70         $    4.91
                                                                              ---------  ---------          --------
Total ReturnB                                                                    22.08%     37.68%           (1.58)%D
Net Assets End of Period (in thousands)                                       $ 101,022  $  47,839         $   7,872
Ratio of Expenses to Average Net Assets                                           1.57%      1.75%             1.75%E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                       1.57%      1.90%             3.71%E
Ratio of Net Investment Income to Average Net Assets                              1.12%      1.09%             1.30%E
Ratio of Net Investment to Average Net Assets (Excluding Waivers)                 1.12%      0.94%           (0.32)%E
Portfolio Turnover Rate                                                          33.21%     26.40%            27.10%E
Average commission per shareA                                                 $  0.0551

Enterprise Managed Portfolio (CLASS A)
----------------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total ReturnB
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income to Average Net Assets
Ratio of Net Investment to Average Net Assets (Excluding Waivers)
Portfolio Turnover Rate
Average commission per shareA

                                                                                  YEAR ENDED           FOR THE PERIOD
                                                                              -------------------  -----------------------
Enterprise Managed Portfolio (CLASS B)                                         DECEMBER 31, 1996   5/1/95 THROUGH 12/31/95
--------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                $    6.68              $    5.68
Net Investment Income (Loss)                                                            0.02                   0.01
Net Realized and Unrealized Gain (Loss) on Investments                                  1.41                   1.05
                                                                                     -------                -------
Total from Investment Operations                                                        1.43                   1.06
                                                                                     -------                -------
Dividends from Net Investment Income                                                    0.04                   0.03
Distributions from Capital Gains                                                        0.14                   0.03
                                                                                     -------                -------
Total Distributions                                                                     0.18                   0.06
                                                                                     -------                -------
Net Asset Value End of Period                                                      $    7.93              $    6.68
                                                                                     -------                -------
Total ReturnC                                                                         21.50%                 18.38%D
Net Assets End of Period (in thousands)                                            $  57,037              $  16,792
Ratio of Expenses to Average Net Assets                                                2.13%                  2.30%E
Ratio of Expenses to Average Net Assets (Excluding Waivers)                            2.13%                  2.45%E
Ratio of Net Investment Income to Average Net Assets (1)                               0.52%                  0.31%E
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)               0.52%                  0.14%E
Portfolio Turnover Rate                                                               33.21%                26.40%E
Average commission per shareA                                                      $  0.0551

Enterprise Managed Portfolio (CLASS B)
----------------------------------------------------------------------------
Net Asset Value Beginning of Period
Net Investment Income (Loss)
Net Realized and Unrealized Gain (Loss) on Investments
Total from Investment Operations
Dividends from Net Investment Income
Distributions from Capital Gains
Total Distributions
Net Asset Value End of Period
Total ReturnC
Net Assets End of Period (in thousands)
Ratio of Expenses to Average Net Assets
Ratio of Expenses to Average Net Assets (Excluding Waivers)
Ratio of Net Investment Income to Average Net Assets (1)
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)
Portfolio Turnover Rate
Average commission per shareA

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Total return does not include one time sales charge.
C Total return does not include contingent deferred sales charge.
D Not Annualized.
E Annualized.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     71

ENTERPRISE MANAGED PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                         YEAR ENDED           FOR THE PERIOD
                                                                                     -------------------  -----------------------
Enterprise Managed Portfolio (CLASS Y)                                                DECEMBER 31, 1996   7/5/95 THROUGH 12/31/95
---------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                       $    6.70              $    6.17
Net Investment Income (Loss)                                                                   0.09                   0.03
Net Realized and Unrealized Gain (Loss) on Investments                                         1.42                   0.57
                                                                                            -------                -------
Total from Investment Operations                                                               1.51                   0.60
                                                                                            -------                -------
Dividends from Net Investment Income                                                           0.09                   0.04
Distributions from Capital Gains                                                               0.14                   0.03
                                                                                            -------                -------
Total Distributions                                                                            0.23                   0.07
                                                                                            -------                -------
Net Asset Value End of Period                                                             $    7.98              $    6.70
                                                                                            -------                -------
Total Return                                                                                 22.63%                  9.80%B
Net Assets End of Period (in thousands)                                                   $  57,794              $  26,664
Ratio of Expenses to Average Net Assets                                                       1.12%                  1.30%C
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                   1.12%                  1.41%C
Ratio of Net Investment Income to Average Net Assets                                          1.57%                  1.39%C
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                      1.57%                  1.28%C
Portfolio Turnover Rate                                                                      33.21%                 26.40%C
Average commission per shareA                                                             $  0.0551

A Disclosure not applicable to periods prior to 1996. Represents average commission rate per share charged to the fund on purchases and sales of equity investments on which commissions were charged during the period.
B Not Annualized.
C Annualized.

72                      THE ENTERPRISE GROUP OF FUNDS, INC.

ENTERPRISE MONEY MARKET PORTFOLIO
--------------------------------------------------------------------------------

Financial Highlights
--------------------------------------------------------------------------------

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD IS AS FOLLOWS:___________________

                                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                                       ------------------------------------------
Enterprise Money Market Portfolio (CLASS A)                                              1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                    $    1.00  $    1.00  $    1.00  $    1.00
Net Investment Income (Loss)                                                                0.04       0.05       0.03       0.02
Net Realized and Unrealized Gain (Loss) on Investments                                      0.00       0.00       0.00       0.00
                                                                                       ---------  ---------  ---------  ---------
Total from Investment Operations                                                            0.04       0.05       0.03       0.02
                                                                                       ---------  ---------  ---------  ---------
Dividends from Net Investment Income                                                        0.04       0.05       0.03       0.02
Distributions from Capital Gains                                                            0.00       0.00       0.00       0.00
                                                                                       ---------  ---------  ---------  ---------
Total Distributions                                                                         0.04       0.05       0.03       0.02
                                                                                       ---------  ---------  ---------  ---------
Net Asset Value End of Period                                                          $    1.00  $    1.00  $    1.00  $    1.00
                                                                                       ---------  ---------  ---------  ---------
Total ReturnB                                                                              4.51%      5.05%      3.34%      2.24%
Net Assets End of Period (in thousands)                                                $  59,074  $  40,325  $  32,334  $  18,302
Ratio of Expenses to Average Net Assets                                                    1.00%      1.00%      1.00%      1.00%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                1.18%      1.35%      1.33%      1.72%
Ratio of Net Investment Income to Average Net Assets                                       4.42%      4.92%      3.30%      2.20%
Ratio of Net Investment to Average Net Assets (Excluding Waivers)                          4.24%      4.57%      3.08%      1.47%


Enterprise Money Market Portfolio (CLASS A)                                              1992D
-------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                    $    1.00
Net Investment Income (Loss)                                                                0.03
Net Realized and Unrealized Gain (Loss) on Investments                                      0.00
                                                                                       ---------
Total from Investment Operations                                                            0.03
                                                                                       ---------
Dividends from Net Investment Income                                                        0.03
Distributions from Capital Gains                                                            0.00
                                                                                       ---------
Total Distributions                                                                         0.03
                                                                                       ---------
Net Asset Value End of Period                                                          $    1.00
                                                                                       ---------
Total ReturnB                                                                              2.92%
Net Assets End of Period (in thousands)                                                $  18,932
Ratio of Expenses to Average Net Assets                                                    1.00%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                1.56%
Ratio of Net Investment Income to Average Net Assets                                       2.80%
Ratio of Net Investment to Average Net Assets (Excluding Waivers)                          1.81%

                                                                                                        YEAR ENDED
                                                                                                    -------------------
Enterprise Money Market Portfolio (CLASS B)                                                          DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                                      $    1.00
Net Investment Income (Loss)                                                                                  0.04
Net Realized and Unrealized Gain (Loss) on Investments                                                        0.00
                                                                                                           -------
Total from Investment Operations                                                                              0.04
                                                                                                           -------
Dividends from Net Investment Income                                                                          0.04
Distributions from Capital Gains                                                                              0.00
                                                                                                           -------
Total Distributions                                                                                           0.04
                                                                                                           -------
Net Asset Value End of Period                                                                            $    1.00
                                                                                                           -------
Total ReturnC                                                                                                3.94%
Net Assets End of Period (in thousands)                                                                  $   1,344
Ratio of Expenses to Average Net Assets                                                                      1.55%
Ratio of Expenses to Average Net Assets (Excluding Waivers)                                                  1.73%
Ratio of Net Investment Income to Average Net Assets                                                         3.85%
Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                                     3.68%

                                                                                                        FOR THE PERIOD

                                                                                                    -----------------------

Enterprise Money Market Portfolio (CLASS B)                                                         5/1/95 THROUGH 12/31/95

--------------------------------------------------------------------------------------------------
Net Asset Value Beginning of Period                                                                        $    1.00

Net Investment Income (Loss)                                                                                    0.03

Net Realized and Unrealized Gain (Loss) on Investments                                                          0.00

                                                                                                             -------

Total from Investment Operations                                                                                0.03

                                                                                                             -------

Dividends from Net Investment Income                                                                            0.03

Distributions from Capital Gains                                                                                0.00

                                                                                                             -------

Total Distributions                                                                                             0.03

                                                                                                             -------

Net Asset Value End of Period                                                                              $    1.00

                                                                                                             -------

Total ReturnC                                                                                                  2.95%A

Net Assets End of Period (in thousands)                                                                    $     394

Ratio of Expenses to Average Net Assets                                                                        1.55%B

Ratio of Expenses to Average Net Assets (Excluding Waivers)                                                    1.88%B

Ratio of Net Investment Income to Average Net Assets                                                           4.23%B

Ratio of Net Investment Income to Average Net Assets (Excluding Waivers)                                       3.90%B


A Not Annualized.
B Annualized.
C Total return does not include contingent deferred sales charge.
D Based on average monthly shares outstanding.

                       See notes to financial statements.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     73

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

1. Organization of The Fund

The Enterprise Group of Funds, Inc. (the "Fund") is registered under The Investment Company Act of 1940 as an open-end management investment company and consists of the Growth, Equity Income, Capital Appreciation, Small Company, International Growth, Government Securities, High-Yield Bond, Tax-Exempt Income, Managed and Money Market Portfolios. Prior to May 1, 1995, the Fund only issued one class of shares which were redesignated Class A shares. On that date, the Fund began issuing Class B and Y shares. Shares of each Class represent an identical interest in the investments of their respective portfolios and generally have the same rights, but are offered with different sales charge and distribution fee arrangements. Upon redemption, Class B shares are subject to a maximum contingent sales charge of 5%, which declines to zero after six years and which is based on the lesser of net asset value at the time of purchase or redemption. Class B shares will automatically convert to Class A shares of the same fund eight years after purchase. Class Y shares are not subject to sales charges.

2. Significant Accounting Policies

Security Valuation -- Domestic equity securities are valued at the last sale price or, in the absence of any sale on that date, the closing bid price. Domestic equity securities without last trade information are valued at the last bid price. Equity securities for which market quotations are not readily available and other securities are valued at fair value as determined in good faith by the Board of Directors. Debt securities and foreign securities are valued on the basis of independent pricing services approved by the Board of Directors, and such pricing services generally follow the same procedures in valuing foreign equity securities as are described above as to domestic equity securities. Securities held by the Money Market Portfolio are valued on an amortized cost basis. Under the amortized cost method, a security is valued at its cost and any discount or premium is amortized over the period until maturity, without taking into account the impact of fluctuating interest rates on the market value of the security unless the aggregate deviation from net asset value as calculated by using available market quotations exceeds 1/2 of 1%.

Special Valuation Risks -- As part of its investment program, the Government Securities Portfolio invests in collateralized mortgage obligations ("CMOs"). Payments of principal and interest on the mortgages are passed through to the holders of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, depending on the type of CMOs in which the Government Securities Portfolio invests, the investment may be subject to a greater valuation risk due to prepayment than other types of mortgage-related securities.

The high-yield securities in which the High-Yield Bond Portfolio may invest may be considered speculative in regard to the issuer's continuing ability to meet principal and interest payments. The value of the lower rated securities in which the High-Yield Bond Portfolio may invest will be affected by the creditworthiness of individual issuers, general economic and specific industry conditions, and will fluctuate inversely with changes in interest rates. In addition, the secondary trading market for lower quality bonds may be less active and less liquid than the trading market for higher quality bonds.

Repurchase Agreements -- Each portfolio may acquire securities subject to repurchase agreements. Under a typical repurchase agreement, a Portfolio would acquire a debt security for a relatively short period (usually for one day and not more than one week) subject to an obligation of the seller to repurchase and of the Portfolio to resell the debt

74                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------
security at an agreed-upon higher price, thereby establishing a fixed investment return during the Portfolio's holding period. Under each repurchase agreement, the Portfolio receives, as collateral, securities whose market value is at least equal to the repurchase price.

Futures Contracts -- A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Upon entering into such a contract a Portfolio is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Portfolio agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio as unrealized appreciation or depreciation. When the contract is closed the Portfolio records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed and reverses any unrealized appreciation or depreciation previously recorded.

Foreign Currency Translation -- Securities, other assets and liabilities of the International Growth Portfolio whose values are initially expressed in foreign currencies are translated to U.S. dollars at the bid price of such currency against U.S. dollars last quoted by a major bank. Dividend and interest income and certain expenses denominated in foreign currencies are marked-to-market daily based on daily exchange rates and exchange gains and losses are realized upon ultimate receipt or disbursement. The fund does not isolate that portion of its realized and unrealized gains on investments from changes in foreign exchange rates from fluctuations arising from changes in the market prices of the investments.

Security Transactions and Investment Income -- Security transactions are accounted for on the trade date. Realized gains and losses from investment transactions are determined on the basis of identified cost and realized gains and losses from currency transactions are determined on the basis of average cost. Dividend income received and distributions to shareholders are recognized on the ex-dividend date, and interest income is recognized on the accrual basis. Premium and discounts on securities are amortized for both financial and tax purposes.

Expenses -- Each portfolio and class bears expenses incurred specifically on its behalf as well as a portion of the common expenses of the Fund. No class has preferential dividend rights; differences in per share dividend rates are generally due to differences in separate class expenses.

Federal Income Taxes -- No provision for federal income or excise taxes is required, because the Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income to shareholders.

Use of Estimates in Preparation of Financial Statements -- Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Affiliates

The Portfolios are charged management fees by Enterprise Capital Management, Inc. ("Enterprise Capital") for furnishing management and administrative services. Enterprise Capital has also agreed to reimburse the Portfolios for expenses incurred in excess of a percentage of average net assets. Enterprise Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of Enterprise Capital, serves as principal underwriter for shares of the

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     75

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------
Fund. The Directors of the Fund have adopted a Distributor's Agreement and Plan of Distribution (the "Plan") pursuant to rule 12b-1 under the Investment Company Act of 1940. The Plan provides that each Portfolio will pay the Distributor a distribution fee, accrued daily and payable monthly. The management fee, distribution fee, and maximum expense amounts are equal to the following annual percentage of average net assets for each class of shares:

                                                                                                                           Maximum
                                                                                                                           Expense
                                                        Management Fee                       Distribution Fee              Amounts
                                             -------------------------------------  -----------------------------------  -----------
Portfolio                                         A            B            Y            A            B           Y           A
-------------------------------------------  -----------  -----------  -----------  -----------  -----------  ---------  -----------
Growth                                             .75%         .75%         .75%         .45%        1.00%        none       1.60%
Equity Income                                      .75%         .75%         .75%         .45%        1.00%        none       1.50%
Capital Appreciation                               .75%         .75%         .75%         .45%        1.00%        none       1.75%
Small Company                                      .75%         .75%         .75%         .45%        1.00%        none       1.75%
International Growth                               .85%         .85%         .85%         .45%        1.00%        none       2.00%
Government Securities                              .60%         .60%         .60%         .45%        1.00%        none       1.30%
High-Yield Bond                                    .60%         .60%         .60%         .45%        1.00%        none       1.30%
Tax-Exempt Income                                  .50%         .50%         .50%         .45%        1.00%        none       1.25%
Managed                                            .75%         .75%         .75%         .45%        1.00%        none       1.75%
Money Market                                       .35%         .35%         .35%         .30%         .85%        none       1.00%


Portfolio                                         B            Y
-------------------------------------------  -----------  -----------
Growth                                            2.15%        1.15%
Equity Income                                     2.05%        1.05%
Capital Appreciation                              2.30%        1.30%
Small Company                                     2.30%        1.30%
International Growth                              2.55%        1.55%
Government Securities                             1.85%         .85%
High-Yield Bond                                   1.85%         .85%
Tax-Exempt Income                                 1.80%         .80%
Managed                                           2.30%        1.30%
Money Market                                      1.55%         .70%

Enterprise Capital is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York, Inc. ("MONY"). MONY and its subsidiaries had the following investments in the portfolios as of December 31, 1996, Equity Income Portfolio, Class A -- $556,885, Small Company Portfolio, Class A -- $119,905, International Growth Portfolio, Class A -- $2,267,160, Government Securities Portfolio, Class A -- $800,423 and Managed Portfolio, Class A -- $2,119,374.

Enterprise Capital has subadvisory agreements with various investment advisors as Portfolio Managers for the Portfolios of the Fund. The management fee, as a percentage of average net assets of a Portfolio, is paid to Enterprise Capital which pays a portion of the fee to the Portfolio Manager. 1740 Advisers, Inc., a wholly-owned subsidiary of MONY, is the Portfolio Manager for the Equity Income Portfolio. For the year ended December 31, 1996 Enterprise Capital incurred subadvisory fees payable to 1740 Advisers, Inc. related to the Equity Income Portfolio of $209,391.

The portion of sales charges paid to MONY Securities Corporation, a wholly-owned subsidiary of MONY, from the proceeds of the sale of fund shares was $3,998,170 for the year ended December 31, 1996. The portion of sales charges paid to the Distributor was $684,645 for the year ended December 31, 1996.

The Distributor uses its distribution fee from the Fund to pay expenses on behalf of the Fund related to the distribution and servicing of its shares. These expenses include a service fee to securities dealers that enter into a sales agreement with the Distributor. During 1996, the Distributor incurred $810,637 of services fees payable to MONY Securities Corporation.

4. Financial Instruments

As part of its investment program, the International Growth Portfolio utilizes forward currency exchange contracts to manage exposure to currency fluctuations and hedge against adverse changes in connection with purchases and

76                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------
sales of securities. The Portfolio will enter into forward contracts only for hedging purposes. At December 31, 1996, the International Growth Portfolio had entered into various forward currency exchange contracts under which it is obligated to exchange currencies at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in currency values. Outstanding contracts at December 31, 1996 are as follows:

                                  Contract to                      Net Unrealized
 Settlement   ---------------------------------------------------  Appreciation/
    Date              Receive                    Deliver           (Depreciation)
------------  ------------------------  -------------------------  --------------
  1/17/97     USD 825,720               AUD 1,050,000               $     (8,674)
  1/17/97     USD 1,063,005             BEL 32,900,000                    24,784
  1/17/97     BEL 6,600,000             USD 218,182                       (9,907)
  1/17/97     CAD 620,000               DEM 698,027                         (832)
  1/17/97     CHF 790,000               USD 664,312                      (73,070)
  1/17/97     USD 1,536,610             CHF 1,890,000                    122,119
  1/17/97     USD 2,524,643             DEM 3,800,000                     52,440
  1/17/97     DEM 1,250,000             USD 851,499                      (38,274)
  1/17/97     USD 636,942               ESP 81,000,000                    13,302
  1/17/97     USD 3,964,723             FRF 20,200,000                    67,584
  1/17/97     USD 646,779               GBP 420,000                      (72,520)
  1/17/97     USD 452,555               HKD 3,500,000                         16
  1/17/97     ITL 2,260,000,000         USD 1,457,030                     31,377
  1/17/97     USD 1,466,723             ITL 2,260,000                    (21,685)
  1/17/97     JPY 340,000,000           USD 3,236,246                   (293,331)
  1/17/97     USD 4,912,571             JPY 529,000,000                  333,741
  1/17/97     NLG 300,000               USD 182,637                       (8,680)
  1/17/97     USD 2,843,876             NLG 4,800,000                     60,567
                                                                   --------------
                                                                    $    178,957
                                                                   --------------
                                                                   --------------

Net unrealized appreciation on these contracts at December 31, 1996 is included in the accompanying financial statements.

As part of its investment program, the High-Yield Bond Portfolio enters into futures contracts to hedge against anticipated future price and interest rate changes. Risks of entering into futures contracts include: (1) the risk that the price of the futures contracts may not move in the same direction as the price of the securities in the various markets; (2) the risk that there will be no liquid secondary market when the Portfolio attempts to enter into a closing position, (3) the risk that the Portfolio will lose an amount in excess of the initial margin deposit; and (4) the fact that the success or failure of these transactions for the Portfolio depends on the ability of the Portfolio Manager to predict movements in stock, bond, and currency prices and interest rates. There were no open futures contracts at December 31, 1996 in the High-Yield Bond Portfolio.

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     77

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

For the year ended December 31, 1996, purchases and sales proceeds of investments, other than short-term investments, were as follows:

                                                      U.S. Government                    Other Investment
                                                        Obligations                         Securities
                                              --------------------------------  ----------------------------------
Portfolio                                        Purchases          Sales          Purchases           Sales
--------------------------------------------  ---------------  ---------------  ----------------  ----------------
Growth                                                     --               --  $     98,882,165  $     48,849,194
Equity Income                                              --               --        22,418,484        20,867,089
Capital Appreciation                                       --               --        78,568,857        92,467,303
Small Company                                              --               --        28,840,840        33,291,036
International Growth                                       --               --        20,540,346         9,277,748
Government Securities                         $       136,746  $     7,953,548                --                --
High-Yield Bond                                     1,666,192        2,418,234       100,410,800        95,505,081
Tax-Exempt Income                                          --               --           289,443         3,650,783
Managed                                                    --               --       123,947,769        43,091,033

78                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

5. Fund Share Transactions

At December 31, 1996, the Fund, excluding the Money Market Portfolio, has 300,000,000 authorized shares at $.10 par value. The Money Market Portfolio has 500,000,000 authorized shares at $.10 par value. The following tables summarize the fund share activity for the years ended December 31, 1996 and 1995:

                                                          Equity Income          Capital Appreciation           Small Company
                               Growth Portfolio             Portfolio                 Portfolio                   Portfolio
                          --------------------------  ----------------------  --------------------------  --------------------------
                              Year          Year         Year        Year         Year          Year          Year          Year
                             Ended         Ended        Ended       Ended        Ended         Ended         Ended         Ended
                            Dec. 31,      Dec. 31,     Dec. 31,    Dec. 31,     Dec. 31,      Dec. 31,      Dec. 31,      Dec. 31,
                              1996          1995         1996        1995         1996          1995          1996          1995
                          ------------  ------------  ----------  ----------  ------------  ------------  ------------  ------------
Class A
Shares sold                 8,738,168     4,788,089     445,852     330,132       575,596     1,229,985       747,903       851,253
------------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions                764,679       449,283     255,843     158,379       312,878       336,750       144,852       134,635
------------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed            (6,216,899)   (4,885,863)   (451,181)   (601,132)   (1,243,989)   (1,389,942)   (1,511,602)   (1,634,212)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)     3,285,948       351,509     250,514    (112,621)     (355,515)      176,793      (618,847)     (648,324)
------------------------------------------------------------------------------------------------------------------------------------
Class B
Shares sold                 2,318,350       427,735     188,604      50,306        84,267        55,311       323,495       156,252
------------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions                139,776        16,702      17,631       2,294        13,789         5,453        21,578         5,984
------------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed               (85,206)       (5,095)     (6,975)        (66)       (9,219)         (526)      (46,439)       (2,766)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)     2,372,920       439,342     199,260      52,534        88,837        60,238       298,634       159,470
------------------------------------------------------------------------------------------------------------------------------------
Class Y
Shares sold                   467,776            --          --          --            --            --       150,961       533,065
------------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions                  9,455            --          --          --            --            --           293           113
------------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed              (298,930)           --          --          --            --            --      (339,207)      (11,313)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)       178,301            --          --          --            --            --      (187,953)      521,865
------------------------------------------------------------------------------------------------------------------------------------
Total Net Increase
 (Decrease)                 5,837,169       790,851     449,774     (60,087)     (266,678)      237,031      (508,166)       33,011
------------------------------------------------------------------------------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     79

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

                           International Growth       Government Securities           High-Yield Bond          Tax-Exempt Income
                                Portfolio                   Portfolio                    Portfolio                 Portfolio
                         ------------------------  ----------------------------  --------------------------  ----------------------
                            Year         Year          Year           Year           Year          Year         Year        Year
                            Ended        Ended         Ended          Ended         Ended         Ended        Ended       Ended
                          Dec. 31,     Dec. 31,      Dec. 31,       Dec. 31,       Dec. 31,      Dec. 31,     Dec. 31,    Dec. 31,
                            1996         1995          1996           1995           1996          1995         1996        1995
                         -----------  -----------  -------------  -------------  ------------  ------------  ----------  ----------
Class A
Shares sold                  547,159      304,077        693,755        850,363     1,061,881       992,706     182,258     159,901
-----------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions               103,914       87,155        314,104        370,524       266,718       284,035      78,413      95,017
-----------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed             (394,928)    (483,305)    (2,050,440)    (1,881,468)   (1,340,318)     (874,861)   (604,753)   (532,434)
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)      256,145      (92,073)    (1,042,581)      (660,531)      (11,719)      401,880    (344,082)   (277,516)
-----------------------------------------------------------------------------------------------------------------------------------
Class B
Shares sold                  194,193       64,994        385,535        182,937       449,539       256,766     107,623      64,926
-----------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions                12,561        3,390         15,300          1,824        23,405         4,434       4,171         671
-----------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed              (23,124)         (77)       (98,589)        (5,144)      (65,696)       (2,093)    (29,665)       (459)
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)      183,630       68,307        302,246        179,617       407,248       259,107      82,129      65,138
-----------------------------------------------------------------------------------------------------------------------------------
Class Y
Shares sold                  399,982      201,020             --             --            --            --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Reinvestment of
 Distributions                29,486       10,240             --             --            --            --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Shares Redeemed             (106,743)     (17,752)            --             --            --            --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)      322,725      193,508             --             --            --            --          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Total Net Increase
 (Decrease)                  762,500      169,742       (740,335)      (480,914)      395,529       660,987    (261,953)   (212,378)
-----------------------------------------------------------------------------------------------------------------------------------

80                      THE ENTERPRISE GROUP OF FUNDS, INC.

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

                                                                                    Money Market
                                                 Managed Portfolio                   Portfolio
                                            ----------------------------  --------------------------------
                                                Year           Year            Year             Year
                                                Ended          Ended           Ended            Ended
                                              Dec. 31,       Dec. 31,        Dec. 31,         Dec. 31,
                                                1996           1995            1996             1995
                                            -------------  -------------  ---------------  ---------------
Class A
Shares sold                                     6,602,960      6,115,394      155,780,333      127,849,845
-------------------------------------------------------------------------------------------
Reinvestment of Distributions                     312,623         60,640        1,843,341        1,635,878
-------------------------------------------------------------------------------------------
Shares Redeemed                                (1,385,991)      (636,867)    (138,874,791)    (121,495,592)
-------------------------------------------------------------------------------------------
Net Increase (Decrease)                         5,529,592      5,539,167       18,748,883        7,990,131
-------------------------------------------------------------------------------------------
Class B
Shares sold                                     4,899,330      2,547,396        4,456,552          604,172
-------------------------------------------------------------------------------------------
Reinvestment of Distributions                     154,174         20,026           35,289            1,198
-------------------------------------------------------------------------------------------
Shares Redeemed                                  (374,396)       (54,011)      (3,542,604)        (211,056)
-------------------------------------------------------------------------------------------
Net Increase (Decrease)                         4,679,108      2,513,411          949,237          394,314
-------------------------------------------------------------------------------------------
Class Y
Shares sold                                     4,254,875      4,200,659               --               --
-------------------------------------------------------------------------------------------
Reinvestment of Distributions                     208,342         43,930               --               --
-------------------------------------------------------------------------------------------
Shares Redeemed                                (1,204,112)      (264,221)              --               --
-------------------------------------------------------------------------------------------
Net Increase (Decrease)                         3,259,105      3,980,368               --               --
-------------------------------------------------------------------------------------------
Total Net Increase (Decrease)                  13,467,805     12,032,946       19,698,120        8,384,445
-------------------------------------------------------------------------------------------

6. Tax Basis Unrealized Gain (Loss) of Investments and Distributions

At December 31, 1996, the cost of securities for federal income tax purposes, the aggregate gross unrealized gain for all securities for which there was an excess of value over tax cost and the aggregate gross unrealized loss for all securities for which there was an excess of tax cost over value were as follows:

                                                                        Tax             Unrealized        Unrealized
Portfolio                                                               Cost               Gain              Loss
---------------------------------------------------------------  ------------------  ----------------  ----------------
Growth                                                           $      156,947,841  $     78,282,226  $       (786,212)
-----------------------------------------------------------------------------------------------------------------------
Equity Income                                                            58,441,581        20,869,439          (385,348)
-----------------------------------------------------------------------------------------------------------------------
Capital Appreciation                                                     85,865,043        37,759,928        (1,840,123)
-----------------------------------------------------------------------------------------------------------------------
Small Company                                                            20,779,006         1,985,638          (506,440)
-----------------------------------------------------------------------------------------------------------------------
International Growth                                                     43,576,739         6,612,592        (2,534,978)
-----------------------------------------------------------------------------------------------------------------------
Government Securities                                                    80,763,012           339,229        (2,075,171)
-----------------------------------------------------------------------------------------------------------------------
High-Yield Bond                                                          58,546,544         2,614,492          (329,956)
-----------------------------------------------------------------------------------------------------------------------
Tax-Exempt Income                                                        28,431,554         1,626,681           (96,008)
-----------------------------------------------------------------------------------------------------------------------
Managed                                                                 179,891,876        36,930,853        (2,662,539)
-----------------------------------------------------------------------------------------------------------------------

                                                                       Net
                                                                    Unrealized
Portfolio                                                          Gain (Loss)
---------------------------------------------------------------  ----------------
Growth                                                           $     77,496,014
---------------------------------------------------------------
Equity Income                                                          20,484,091
---------------------------------------------------------------
Capital Appreciation                                                   35,919,805
---------------------------------------------------------------
Small Company                                                           1,479,198
---------------------------------------------------------------
International Growth                                                    4,077,614
---------------------------------------------------------------
Government Securities                                                  (1,735,942)
---------------------------------------------------------------
High-Yield Bond                                                         2,284,536
---------------------------------------------------------------
Tax-Exempt Income                                                       1,530,673
---------------------------------------------------------------
Managed                                                                34,268,314
---------------------------------------------------------------

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     81

--------------------------------------------------------------------------------
December 31, 1996
--------------------------------------------------------------------------------

Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for futures and options transactions, foreign currency transactions, pay downs, market discounts, losses deferred due to wash sales, investments in passive foreign investment companies, and excise tax regulations.

Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital. Any taxable gain remaining at fiscal year end is distributed in the following year.

At December 31, 1996, the following Portfolios had capital loss carryforwards for federal tax purposes of:

                                                                                                                      Balance
                                                                                                                  ---------------
Government Securities Portfolio                                                                                   $     4,071,570
---------------------------------------------------------------------------------------------------------------------------------
High-Yield Bond Portfolio                                                                                               2,512,416
---------------------------------------------------------------------------------------------------------------------------------
Tax-Exempt Income Portfolio                                                                                                 7,708
---------------------------------------------------------------------------------------------------------------------------------
Money Market Portfolio                                                                                                      3,065
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Expiring

                                                                                                                    through

                                                                                                                  -----------

Government Securities Portfolio                                                                                         2002

----------------------------------------------------------------------------------------------------------------
High-Yield Bond Portfolio                                                                                               2002

----------------------------------------------------------------------------------------------------------------
Tax-Exempt Income Portfolio                                                                                             2002

----------------------------------------------------------------------------------------------------------------
Money Market Portfolio                                                                                                  2004

----------------------------------------------------------------------------------------------------------------

The capital gains distribution paid to shareholders for 1996, whether taken in additional shares or cash, is as follows:

Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio
--------------------------------------------------------------------------------------------------------------------------
Capital Appreciation Portfolio
--------------------------------------------------------------------------------------------------------------------------
Small Company Portfolio
--------------------------------------------------------------------------------------------------------------------------
International Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------
Managed Portfolio
--------------------------------------------------------------------------------------------------------------------------

                                                                                                                            Long Ter
m
                                                                                                                             Capital

                                                                                                                              Gains

                                                                                                                            --------
-

Growth Portfolio                                                                                                            $11,922,
241
--------------------------------------------------------------------------------------------------------------------------

Equity Income Portfolio                                                                                                     4,494,91
1
--------------------------------------------------------------------------------------------------------------------------

Capital Appreciation Portfolio                                                                                              11,967,3
41
--------------------------------------------------------------------------------------------------------------------------

Small Company Portfolio                                                                                                       392,49
7
--------------------------------------------------------------------------------------------------------------------------

International Growth Portfolio                                                                                                852,67
3
--------------------------------------------------------------------------------------------------------------------------

Managed Portfolio                                                                                                           2,433,92
5
--------------------------------------------------------------------------------------------------------------------------


The Tax-Exempt Income Portfolio has designated all income dividends paid as exempt interest dividends. Thus 100% of the net investment income distributions are exempt from federal income tax.

82                      THE ENTERPRISE GROUP OF FUNDS, INC.

                       Report of Independent Accountants

To the Shareholders and Board of Directors of The Enterprise Group of Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of each of the portfolios of The Enterprise Group of Funds, Inc. (Growth, Equity Income (formerly Growth and Income), Capital Appreciation, Small Company, International Growth, Government Securities, High-Yield Bond, Tax-Exempt Income, Managed and Money Market Portfolios) as of December 31, 1996 and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years (or periods) in the period then ended, and the financial highlights for each of the five years (or periods) in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Growth, Equity Income (formerly Growth and Income), Capital Appreciation, Small Company, International Growth, Government Securities, High-Yield Bond, Tax-Exempt Income, Managed and Money Market Portfolios of The Enterprise Group of Funds, Inc. as of December 31, 1996, the results of their operations, changes in their net assets, and their financial highlights for each of the respective periods stated in the first paragraph, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
Atlanta, Georgia
February 20, 1997

                      THE ENTERPRISE GROUP OF FUNDS, INC.                     83

ANNUAL REPORT

*Not yet available for sale to investors

[LOGO]

Retirement System
Fund Inc.


Core Equity Fund

Emerging Growth Equity Fund

Intermediate-Term Fixed-Income Fund

Money Market Fund

Value Equity Fund*

International Equity Fund*

Actively Managed Fixed-Income Fund*

1996

Broker/Dealer

[LOGO]

RETIREMENT SYSTEM
Distributors Inc.

P.O. Box 2064
Grand Central Station
New York, NY 10163-2064

TABLE OF CONTENTS
------------------------------------------------------

President's Message......................................................          1
Investment Review........................................................          2
Financial Statements of Investment Funds.................................         10
    Core Equity Fund.....................................................         10
    Emerging Growth Equity Fund..........................................         14
    Intermediate-Term Fixed-Income Fund..................................         19
    Money Market Fund....................................................         22
Notes to Financial Statements............................................         25
Independent Auditor's Report.............................................         35
Officers, Consultants, Investment Managers and Custodians................         36
Board of Directors.......................................................         37

Note: Investors currently may purchase shares of the Core Equity Fund, the Emerging Growth Equity Fund, the Intermediate-Term Fixed-Income Fund and the Money Market Fund. Shares of the Value Equity Fund, the International Equity Fund and the Actively Managed Fixed-Income Fund, as described in Retirement System Fund Inc.'s Prospectus, are not yet available for sale to investors.

PRESIDENT'S MESSAGE
                 To Our Shareholders:

                 While the proliferation of mutual funds makes it hard to stand out from the crowd, nothing distinguishes a fund like investment performance. We are understandably very proud of the investment performances of the funds that make up Retirement System Fund Inc., and invite you to review the specific details of their performances in the Investment Review section of this Annual Report, beginning on page two.

                     For example, for the fiscal year ended September 30, 1996, both equity funds achieved double digit returns. They outperformed their respective Lipper benchmarks, as well as their market index benchmarks, by substantial margins. In fact, for every time period covered in this Annual Report, the equity funds outperformed their benchmarks.

                     On other fronts, the growth of assets under Fund management has been another positive development during the past fiscal year. Assets, representing the investments of non-qualified pension plans, individuals and corporations, have increased by more than 50%, to $23 million at September 30, 1996.

                     On behalf of the Board of Directors, I'd like to thank you for choosing Retirement System Fund Inc. to help meet your investment needs.

                                               Sincerely,

                                                        [SIGNATURE]

                                               William Dannecker
                                               President and Director

                                               November 15, 1996

INVESTMENT REVIEW
                 CORE EQUITY FUND

                 The Core Equity Fund seeks capital appreciation over the long term. The Fund invests in a broadly diversified group of high-quality, medium-to-large companies which the manager, Retirement System Investors Inc., believes to be reasonably valued relative to their earnings growth potential.

                 MARKET ENVIRONMENT

                 Moderate economic growth, low inflation, benign interest rates, heavy corporate stock repurchases and huge cash inflow by mutual fund investors propelled the stock market in the fiscal year ended September 30, 1996.

                     Corporate earnings and profit margin improvements benefited from productivity gains from technological innovations, downsizing of costs and the improved competitive position of U.S. companies.

                     At the end of the reporting period, the market's valuation at 16 times 1997 earnings estimates (i.e., price-to-earnings ratio) was moderately above past averages, but within historical ranges.

                     The Core Equity Fund's above-market performance (see below)
                 was positively influenced by the Fund's focus and concentration in large growth companies, which performed well when compared to smaller growth or value issues. The Fund's largest market sector holdings in technology and capital goods enhanced its performance. Also, performance benefited from the lower than market weighting in the weak performing utilities, raw materials and consumer cyclical groups.

                     The major portfolio changes during the past year involved
                 increasing weightings in financials and modestly in energy. Technology holdings were reduced, but still remained relatively large, at 28% of total assets. Moreover, utilities were reduced to minimal levels.

                     The Fund's diversification and stock selections reflect the portfolio manager's focus on such dominant investment themes as growing globalization of demand for goods, technological innovations, productivity, life style enhancements and demographic factors.

                 PERFORMANCE RESULTS

                 The Core Equity Fund continued its strong performance in fiscal year 1996. For the one-year period ended September 30, 1996, the Fund posted a return of 22.21%, outpacing the 20.36% return of the S&P 500 (AN UNMANAGED REPRESENTATIVE INDEX OF THE BROAD EQUITY MARKET; ALL MARKET INDEX RESULTS THAT APPEAR IN THIS REPORT REPRESENT GROSS RETURNS, SINCE EXPENSES ARE NOT APPLICABLE) and the 17.24% return of the Lipper Growth & Income Funds Average for the same period. This result placed the Core Equity Fund in the top 11% of Lipper's Growth and Income Funds grouping of mutual funds. (The Fund ranked 53rd out of 503 funds; rankings are based on total returns.)

                 EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                CORE EQUITY FUND VS     S&P 500
                   5/31/91                 10,000.00    10,000.00
                   9/30/91                 10,275.32    10,057.75
                   9/30/92                 11,109.10    11,169.99
                   9/30/93                 13,263.17    12,622.89
                   9/30/94                 14,253.45    13,086.98
                   9/30/95                 19,276.11    16,975.80
                   9/30/96                 23,556.65    20,431.69
                   Core Eq-
                   uity:
                   $23,557
                   S&P 500:
                   $20,432
                   GROWTH OF
                   $10,000
                                         Core Equity      S&P 500
                   1 year                    $12,221      $12,036
                   5 1/3 year                $23,557      $20,432
                   CUMULA-
                   TIVE RE-
                   TURNS
                   1 year                     22.21%       20.36%
                   5 1/3 year                135.57%      104.32%
                   AVERAGE
                   ANNUAL
                   RETURNS
                   1 year                     22.21%       20.36%
                   5 1/3 year                 17.43%       14.34%

                     The Core Equity Fund also outperformed its Lipper benchmark and the S&P 500 for all periods shown in this report. For the five-year period ended September 30, 1996, the Core Fund achieved an annual return of 18.05%, placing it among the top 3% of the Lipper Universe of Growth & Income Mutual Funds (5th out of 204 funds), which reflected an average return of 13.79% per year for the same period. For this period the Core also outperformed the S&P 500 by 282 basis points per year, with an annualized return of 18.05% versus 15.23% for the S&P 500. For the period since inception (June 1, 1991 through September 30, 1996), the Core Fund provided a return of 17.43% per year, versus 14.34% for the S&P 500 and 13.16% for its Lipper benchmark for the same period--a top 2% ranking in the Lipper Growth and Income Funds grouping (4th out of 200 funds). Past performance is not a guarantee of future results.

                 CORE EQUITY FUND VS LIPPER GROWTH AND INCOME FUNDS AVERAGE
                 FOR PERIODS ENDED SEPTEMBER 30, 1996
                 ---------------------------------------------------------------

                                                         Annualized
                                                  ------------------------
                                                                 Since
                                        1 Year     5 Years     Inception
                                      ----------  ----------  ------------
CORE EQUITY FUND(1)                       22.21%      18.05%       17.43%(2)
Lipper Growth & Income Funds Avg.(3)      17.24       13.79        13.16

                 1.All performance results shown are net of management fees and all related expenses.
                 2.Covers the period from 6/1/91 through 9/30/96.
                 3.Lipper Analytical Services is an independent reporting
                   service that measures the performance of most U.S. mutual funds. The performance results reflect an unmanaged index and are net of all expenses other than sales charges and redemption fees.
--------------------------------------------------------------------------------

                 EMERGING GROWTH EQUITY FUND

                 The Emerging Growth Equity Fund, a fund that has above-average volatility, seeks capital appreciation through investment in quality emerging growth companies with superior growth and financial characteristics and attractive stock market valuations. Managed by The Putnam Advisory Company, Inc. ("Putnam"), the Fund acquires growth stocks of smaller companies--those with market capitalizations generally between $50 million and $750 million (at time of purchase). Companies are evaluated according to a number of fundamental criteria such as above-average earnings growth, above-average return on equity, and low debt to total capitalization, in order to identify super-achieving companies. These companies are then screened using such valuation measures as price/earnings, price/book and market capitalization/revenues, to determine those stocks that are attractively priced. A rigorous buy, hold and sell discipline is then applied.

                 MARKET ENVIRONMENT

                 For the one-year period ended September 30, 1996, economic growth, as measured by the Gross Domestic Product ("GDP"), started in a lackluster way at 0.5%, annualized for the fourth quarter, 1995. During the next two quarters, however, the economy gained momentum (GDP growing at 2.3%, annualized, and 4.7%, annualized, respectively), but reverted to slow growth during the most recent quarter. The domestic equity markets reflected respectable double digit returns as corporate earnings growth continued to show solid gains and inflation remained rather stable (3% level for this 12-month period). This occurred even though interest rates encountered a high level of volatility as the underlying strength of the economy was in question for much of 1996. Corporate earnings have benefited from productivity gains and from technological innovations, downsizing of costs and the improved competitive position of U.S. companies. In such an environment, investor confidence remained very strong and this was a period in which large capitalization growth stocks and cyclically oriented issues, for the most part, turned in the best results for the year.

                     Small capitalization companies (as represented by the
                 Russell 2000 Index, a representative index for this grouping) produced a return of 13.13% for the one year ended September 30, 1996. (Most of the return was forthcoming during the nine months ended June 30, 1996. The recent quarter return of 0.34% was significantly influenced by the magnitude of the stock market correction in July, when the Russell 2000 Index declined 8.73%, about double that of the broad equity market). Although a respectable result for this index, its return was 723 basis points under the 20.36% return of the S&P 500, the broad U.S. equity market index. (For fiscal year 1995, the Russell 2000 Index returned 23.36%, but also trailed the S&P 500 return of 29.72%, by 636 basis points).

                     The Emerging Growth Equity Fund's results (see page five)
                 over the past fiscal year benefited from the manager's diversified approach and the large number of holdings (173 at September 30, 1996), as many of the stocks held, met or exceeded earnings and growth expectations. In addition, the consumer and business services sector was the most consistent positive contributor to performance throughout the fiscal year. Within this broad-based sector, radio, outdoor advertising, teleservices and temporary staffing were the leaders. Technology holdings were gradually reduced throughout the year, with many of the current holdings being information technology consulting companies, which are higher confidence, less volatile growth technology companies. At September 30, 1996, the top three sectors for Putnam were consumer cyclicals, consumer staples and technology.

                 PERFORMANCE RESULTS

                 For the one-year period ended September 30, 1996, the Emerging Growth Equity Fund posted an outstanding return of 42.07%, exceeding the 13.13% return of the Russell 2000 Index by nearly 29 percentage points, and outperforming the 18.40% return of the Lipper Small Company Growth Funds Average (a representative benchmark) by more than 23 percentage points. This one-year return placed this Fund among the top 5% of mutual funds in the Lipper Small Company Growth Funds grouping (17th out of 349 funds; rankings are based on total return).

                 EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                      EMERGING GROWTH EQUITY FUND VS     RUSSELL 2000 INDEX
                   5/31/91                                   10,000.00
                   9/30/91                                   10,518.96             10,190.19
                   9/30/92                                   11,970.97             11,100.99
                   9/30/93                                   16,526.29             14,781.18
                   9/30/94                                   18,491.34             15,175.64
                   9/30/95                                   25,740.83             18,723.90
                   9/30/96                                   36,571.09             21,182.85
                   Emerging Growth
                   Equity: $36,571
                   Russell 2000:
                   $21,183
                   GROWTH OF
                   $10,000
                                                Emerging Growth Equity          Russell 2000
                   1 year                                      $14,207               $11,313
                   5 1/3 year                                  $36,571               $21,183
                   CUMULATIVE
                   RETURNS
                   1 year                                       42.07%                13.13%
                   5 1/3 year                                  265.71%               111.83%
                   AVERAGE ANNUAL
                   RETURNS
                   1 year                                       42.07%                13.13%
                   5 1/3 year                                   27.52%                15.11%

                     For the five-year period ended September 30, 1996, the
                 Fund's average return per year was 28.30%, well above the 17.08% return of its Lipper benchmark. This performance placed the Fund in the top 3% (2nd out of 94 funds; rankings based on total returns) of the Lipper Universe of Small Company Growth Mutual Funds. For the period since inception (June 1, 1991 through September 30, 1996) the Emerging Growth Fund achieved an annualized return of 27.52% versus the 17.10% return by the Lipper Small Company Growth Funds Average, and the 15.11% return of the Russell 2000 Index. For this period, the Fund ranked in the top 4% of its Lipper grouping (3rd out of 88 funds). Past performance is not a guarantee of future results.

                 EMERGING GROWTH EQUITY FUND VS LIPPER SMALL COMPANY GROWTH FUNDS AVG.
                 FOR PERIODS ENDED SEPTEMBER 30, 1996
                 ---------------------------------------------------------------

                                                             Annualized
                                                      ------------------------
                                                                     Since
                                            1 Year     5 Years     Inception
                                          ----------  ----------  ------------
EMERGING GROWTH EQUITY FUND(1)                42.07%      28.30%       27.52%(2)
Lipper Small Company Growth Funds
Avg.(3)                                       18.40       17.08        17.10

                 1.All performance results shown are net of management fees and all related expenses.
                 2.Covers the period from 6/1/91 through 9/30/96.
                 3.Lipper Analytical Services is an independent reporting
                   service that measures the performance of most U.S. mutual funds. The performance results reflect an unmanaged index and are net of all expenses other than sales charges and redemption fees.
--------------------------------------------------------------------------------

                 INTERMEDIATE-TERM FIXED-INCOME FUND

                 The Intermediate-Term Fixed-Income Fund, managed by Retirement System Investors Inc., invests in high quality fixed-income securities that mature within ten years or have expected average lives of ten years or less. At least 65% of the holdings in the Fund are in U.S. Government or agency issues.

                 MARKET ENVIRONMENT

                 The environment for fixed-income investors became less favorable during the fiscal year ended September 30, 1996, and interest rates in the intermediate and longer maturities rose to end the year at higher levels. Last year's bond market rally continued through the final quarter of 1995, but was reversed early in 1996 when investors perceived that the economy was regaining strength, and that Congress' plans to reduce government spending and the budget deficit would be unsuccessful. The 30-year Treasury ended the September fiscal year at 6.9% versus 6.5% the year before; the ten-year Treasury rose to 6.7% from 6.2%; the five year Treasury rose to 6.5% from 6.0%; and the two year Treasury increased to 6.1% from 5.8%. Interest rates were volatile during the year and ranged from lows in January of 5.95% for the 30-year Treasury and 5.52% for the ten-year Treasury to highs in July of 7.19% for the Bond and 7.06% for the Note.

                     The performance of fixed-income investments varied
                 substantially with duration in fiscal 1996. Rising rates and a steepening yield curve reduced prices and total return as investors extended out on the curve. The yield spread between the three-month Treasury bill and the 30-year bond widened to 176 basis points at the end of fiscal 1996, from 109 basis points the year before. Short interest rates moved lower in the last quarter of 1995 and early 1996, as the Federal Reserve cut the Fed Funds Rate in several steps to 5.25%, where it has held since January. Within fixed-income sectors, long duration Governments and non-callable corporates underperformed mortgages and other callable issues in fiscal 1996.

                     The Fund's average duration began the year at 2.8 years and was progressively raised to 3.8 years by February, before drifting back to 3.0 years at September 30,

                 1996. This contrasted with a relatively steady duration of 3.0 years during the fiscal year for the Lehman Brothers Government-Intermediate Bond Index. The Fund's performance was adversely affected by its greater than average duration during the rising interest rate environment in the first half of 1996.

                     The Fund maintained its emphasis on high-quality,
                 fixed-income investments in fiscal year 1996. At the end of the year, 100% of holdings were in "AAA" securities consisting of U.S. Treasury and Federal agency notes and agency mortgage issues. All Fund holdings must have a quality rating of "A" or better.

                 PERFORMANCE RESULTS

                 The Fund's return of 3.82% for the one-year period ended September 30, 1996 trailed the return of the Lehman Brothers Government-Intermediate Bond Index of 5.10% and the Lipper Short-Intermediate (one to five years maturity) U.S. Government Funds Average of 4.41% for the same period. Over the longer period of five years ended September 30, 1996, the Fund posted an annualized return of 6.40% versus the market benchmark's return of 6.75% per year. For this period the Lipper benchmark achieved an annualized return of 5.83%. For the period since inception (June 1, 1991 through September 30, 1996), the Fund outpaced its Lipper benchmark--the Lipper Short-Intermediate (one to five years maturity) U.S. Government Funds Average--by 70 basis points per year with an annualized return of 7.08%, compared to a return of 6.38% for the benchmark. This performance placed the Fund in the top 12% of its Lipper grouping (3rd out of 26 funds). (Rankings are based on total returns.) Past performance is not a guarantee of future results.

                 EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                INTERMEDIATE-TERM FIXED-     LEHMAN BROTHERS GOVERNMENT-
                                           Income Fund vs          Intermediate
                   5/31/91                      10,000.00                        10,000.00
                   9/30/91                      10,563.21                        10,483.38
                   9/30/92                      12,026.79                        11,789.56
                   9/30/93                      13,046.05                        12,691.20
                   9/30/94                      12,655.71                        12,500.75
                   9/30/95                      13,875.52                        13,826.79
                   9/30/96                      14,405.01                        14,532.25
                   Interme-
                   diate-
                   Term:
                   $14,405
                   Lehman
                   Brothers:
                   $14,532
                   GROWTH OF
                   $10,000
                                        Intermediate-Term                 LB Govt't-Inter.
                                             Fixed-Income                       Bond Index
                   1 year                         $10,382                          $10,510
                   5 1/3 year                     $14,405                          $14,532
                   CUMULA-
                   TIVE RE-
                   TURNS
                   1 year                           3.82%                            5.10%
                   5 1/3 year                      44.05%                           45.32%
                   AVERAGE
                   ANNUAL
                   RETURNS
                   1 year                           3.82%                            5.10%
                   5 1/3 year                       7.08%                            7.26%

                 INTERMEDIATE-TERM FIXED-INCOME FUND VS LIPPER
                 SHORT-INTERMEDIATE
                 (1 TO 5 YEARS MATURITY) U.S. GOVERNMENT FUNDS AVERAGE
                 FOR PERIODS ENDED SEPTEMBER 30, 1996
                 ---------------------------------------------------------------

                                                                    Annualized
                                                            --------------------------
                                                                             Since
                                                  1 Year      5 Years      Inception
                                                ----------  -----------  -------------
INTERMEDIATE-TERM FIXED-INCOME FUND(1)               3.82%        6.40%        7.08%(2)
Lipper Short-Intermediate (1 to 5 yrs.
  maturity) U.S. Government Funds Avg.(3)            4.41         5.83         6.38

                 1.All performance results shown are net of management fees and all related expenses.
                 2.Covers the period from 6/1/91 through 9/30/96.
                 3.Lipper Analytical Services is an independent reporting
                   service that measures the performance of most U.S. mutual funds. The performance results reflect an unmanaged index and are net of all expenses other than sales charges and redemption fees.
--------------------------------------------------------------------------------

                 MONEY MARKET FUND

                 The objective of the Money Market Fund is to achieve high current interest income while maintaining liquidity, stability of principal and high-quality holdings. Average maturity of portfolio holdings may not exceed 90 days. As a money market fund, it strives to maintain a stable unit value of $1.00, while the yield fluctuates with the market. This Fund is managed by Retirement System Investors Inc.

                 MARKET ENVIRONMENT

                 The Fund continued to maintain a conservative posture in fiscal 1996 and was principally invested in discount Federal agency notes of short maturities. Average maturity began the fiscal year at 26 days, extended to 58 days in April, 1996, then declined to 36 days at the end of September, 1996. The Fund's benchmark, the Donoghue All-Taxable Money Funds Average, began the fiscal year at 54 days and ended the fiscal year at 51 days.

                 PERFORMANCE RESULTS

                 For the one-year period ended September 30, 1996, the Money Market Fund posted a return of 5.19%, comparing favorably to the Lipper Retail Money Market Funds Average return of 4.89% and the Donoghue All-Taxable Money Funds average of 5.05% for the same period. The 90-Day U.S. Treasury Bill Index (an unmanaged index which provides a representative proxy for short-term money market instruments) returned 5.10% for this period.

                     The Fund achieved a respectable five-year average return of
                 4.01%, outpacing the Lipper Retail Money Market Fund Average of 3.95% per annum and keeping in-line with the Donoghue Average annual return of 4.05%. (The 90-Day U.S. Treasury Bill Index returned 4.30% per year for the period.)

                     Since inception (April 1, 1991 through September 30, 1996), the Fund achieved an annualized return of 4.13% versus 4.10% per year for the Lipper Average and a

                 4.19% annualized return for the Donoghue Average. For this period, the market result, as measured by the 90-Day U.S. Treasury Bill Index, was 4.42%. Past performance is not a guarantee of future results.

                 MONEY MARKET FUND VS DONOGHUE ALL TAXABLE MONEY FUNDS AVERAGE FOR PERIODS ENDED SEPTEMBER 30, 1996
                 ---------------------------------------------------------------

                                                               Annualized
                                                       --------------------------
                                                                        Since
                                             1 Year      5 Years      Inception
                                           ----------  -----------  -------------
MONEY MARKET FUND(1)                            5.19%        4.01%        4.13%(2)
Donoghue All Taxable Money Fund Avg.(3)         5.05         4.05         4.19
Lipper Retail Money Market Funds
Average(4)                                      4.89         3.95         4.10

                 1.All performance results shown are net of management fees and all related expenses. Investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government and there is no assurance that the Fund will maintain a steady net asset value of $1.00 per share.
                 2.Covers the period from 4/1/91 through 9/30/96.
                 3.Reported by the Donoghue Money Fund Reporting Service. The
                   performance results reflect an unmanaged index and are net, since expenses are applicable.
                 4.Lipper Analytical Services is an independent reporting
                   service that measures performance of most U.S. mutual funds. The performance results reflect an unmanaged index and are net of all expenses other than sales charges and redemption fees.
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS OF INVESTMENT FUNDS
             CORE EQUITY FUND
                   Statement of Investments                   September 30, 1996
               -----------------------------------------------------------------

Shares                                                         Value
---------                                                    ----------
           COMMON STOCKS                     87.8%
          AEROSPACE AND DEFENSE                       1.9%
    1,900 Lockheed Martin Corp.                              $  171,238
                                                             ----------
          AUTOMOBILES                                 0.5%
    1,640 Chrysler Corporation                                   46,945
                                                             ----------
          BANKING                                     6.5%
    2,300 Bankamerica Corp.                                     188,888
    2,576 Chase Manhattan Corp.                                 206,402
    2,000 Citicorp                                              181,250
                                                             ----------
                                                                576,540
                                                             ----------
          BUILDING PRODUCTS                           2.1%
    3,000 Armstrong World Industries Inc.                       187,125
                                                             ----------
          CHEMICALS                                   2.9%
    2,900 E.I. Du Pont De Nemours & Company                     255,925
                                                             ----------
          COMMERCIAL SERVICES                         0.5%
    1,300 Robert Half International*                             47,938
                                                             ----------
          DRUG AND HEALTH CARE                        6.4%
    5,800 Johnson & Johnson                                     297,250
    3,400 Pfizer Inc.                                           269,025
                                                             ----------
                                                                566,275
                                                             ----------
          ELECTRONICS AND ELECTRICAL                 18.3%
    2,400 Cisco Systems Inc.*                                   148,800
    3,000 Electronic Data Systems Corp.                         184,125
    4,400 Emerson Electric Company                              396,550
    4,600 General Electric Company                              418,600
    5,200 Hewlett Packard Corp.                                 253,500
    2,300 Intel Corp.                                           219,363
                                                             ----------
                                                              1,620,938
                                                             ----------
          ENERGY                                      5.4%
    2,500 Dresser Industries Inc.                                74,375
    3,600 Exxon Corp.                                           299,700
      200 Royal Dutch Petroleum Company                          31,225
      800 Texaco Inc.                                            73,600
                                                             ----------
                                                                478,900
                                                             ----------
          ENGINEERING AND CONSTRUCTION                2.9%
    4,200 Fluor Corp.                                           258,300
                                                             ----------
          FINANCIAL SERVICES                          5.1%
    7,900 Federal National Mortgage Association                 275,513
    1,100 Morgan (J.P.) & Company Inc.                           97,763
    2,200 Sunamerica, Inc.                                       75,900
                                                             ----------
                                                                449,176
                                                             ----------

                   See Notes to Financial Statements

Statement of Investments    September
30, 1996
----------------------------------------------

Shares                                                         Value
---------                                                    ----------
          FOOD AND SERVICES                           1.2%
   2,400  Dole Food Company                                  $  100,800
                                                             ----------
          HOUSEHOLD PRODUCTS                          0.7%
   1,500  Black & Decker Corp.                                   62,250
                                                             ----------
          INSURANCE                                   3.4%
   3,900  Allstate Corp.                                        192,075
   2,250  Travelers Group, Inc                                  110,531
                                                             ----------
                                                                302,606
                                                             ----------
          MACHINERY AND ENGINEERING                   2.1%
   2,500  Deere & Company                                       105,000
     400  Ingersoll-Rand Company                                 19,000
   3,100  Cincinnati Milacron Inc.                               58,512
                                                             ----------
                                                                182,512
                                                             ----------
          MERCHANDISING                               0.6%
   1,200  Sears Roebuck & Company                                53,700
                                                             ----------
          METALS AND MINING                           1.4%
     600  Phelps Dodge Corp.                                     38,474
   1,200  Potash Corp. of Saskatchewan                           87,750
                                                             ----------
                                                                126,224
                                                             ----------
          OFFICE AND BUSINESS EQUIPMENT               3.6%
     900  International Business Machines Corp.                 112,050
   3,900  Xerox Corp.                                           209,137
                                                             ----------
                                                                321,187
                                                             ----------
          OTHER                                       5.6%
   4,500  Allied Signal Inc.                                    296,437
   2,200  Philip Morris Companies Inc.                          197,450
                                                             ----------
                                                                493,887
                                                             ----------
          SOFTWARE PRODUCTS                           8.7%
     400  3Com Corp.*                                            24,000


Shares                                                         Value
---------                                                    ----------
   3,000  Computer Associates International, Inc.            $  179,250
   9,300  Informix Corp.*                                       259,237
   6,000  Oracle Systems Corp.*                                 255,000
     200  Parametric Technology Corp.*                            9,875
     800  Structural Dynamics Research*                          19,100
     300  Sun Microsystems Inc.*                                 18,600
     100  U.S. Robotics Corp.*                                    6,463
                                                             ----------
                                                                771,525
                                                             ----------
          TELECOMMUNICATIONS                          8.0%
     100  ADC Telecommunications*                                 6,375
   3,100  American Telephone & Telegraph Corp.                  117,025
   4,300  DSC Communications Corp.*                             108,037
   2,005  Lucent Technologies Inc.                               91,964
   5,400  Tellabs Inc.*                                         380,700
                                                             ----------
                                                                704,101
                                                             ----------
Total Common Stocks (Cost $4,970,892)                        $7,778,092
                                                             ----------

Principal
Amount
---------
 SHORT-TERM INVESTMENTS
          REPURCHASE AGREEMENT                        3.8%
$340,000  Bear Stearns & Co. Dated 9/30/1996 5.60%
          due 10/01/1996 collateralized by 915,000
          United States Treasury Strips due
          8/15/2010 (Value $347,984)                            340,000
                                                             ----------
Total Investments (Cost $5,310,892)                  91.6%   $8,118,092
Other Assets, Less Liabilities                        8.4%      746,924
                                                    ------   ----------
Net Assets                                          100.0%   $8,865,016
                                                    ------   ----------
                                                    ------   ----------

*Denotes non-income producing security.

See Notes to Financial Statements      11

                 Statement of Assets and Liabilities          September 30, 1996
                 ---------------------------------------------------------------

ASSETS:
  Investments in securities at value (Cost $5,310,892)--Note
  2                                                                     $8,118,092
  Cash                                                                     823,038
  Receivable for shares sold                                                17,082
  Dividends and interest receivable                                         15,908
  Other assets                                                               5,922
                                                                        ----------
                                                                         8,980,042
LIABILITIES:
  Payable for investments purchased                           $ 71,536
  Payable for shares redeemed                                   15,687
  Accrued expenses and other                                    27,803     115,026
                                                              --------  ----------
NET ASSETS at value, applicable to 440,844 outstanding
  shares--Note 5                                                        $8,865,016
                                                                        ----------
                                                                        ----------
NET ASSET VALUE offering and redemption price per share
  ($8,865,016 divided by 440,844 shares)                                $    20.11
                                                                        ----------
                                                                        ----------

                 Statement of Operations           Year Ended September 30, 1996
                 ---------------------------------------------------------------

INVESTMENT INCOME:
  Income:
    Interest                                                  $ 38,808
    Dividends                                                  114,807
                                                              --------
       Total Income                                                     $  153,615
  Expenses:
    Investment manager's fees--Note 3                           41,833
    Shareholder servicing fees and expenses--Note 3             41,833
    Distribution fee--Note 3                                    13,944
    Custodian fees and expenses                                  4,546
    Legal and auditing fees                                      7,828
    Directors' fees and expenses                                 8,218
    Amortization of organizational costs                         9,760
    Printing and postage                                         7,624
    Other                                                        7,243
                                                              --------
       Total expenses                                          142,829
       Less expense reimbursement--Note 3                      (75,067)
                                                              --------
       Net expenses                                                         67,762
                                                                        ----------
INVESTMENT INCOME--NET                                                      85,853
REALIZED AND UNREALIZED GAIN ON INVESTMENTS--Note 4:
  Net realized gain on investments                             364,855
  Unrealized appreciation on investments                       980,258
                                                              --------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                          1,345,113
                                                                        ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $1,430,966
                                                                        ----------
                                                                        ----------

                   See Notes to Financial Statements

                 Statement of Changes in Net Assets
                 ---------------------------------------------------------------

                                                                         Year Ended  Year Ended
                                                                          9/30/96     9/30/95
                                                                         ----------  ----------
OPERATIONS:
  Investment income--net                                                 $   85,853  $   68,141
  Net realized gain (loss) on investments                                   364,855     (18,467)
  Unrealized appreciation on investments                                    980,258   1,388,101
                                                                         ----------  ----------
  Increase in net assets resulting from operations                        1,430,966   1,437,775
                                                                         ----------  ----------
DIVIDEND DISTRIBUTION--Note 2:
  Investment income--net                                                    (86,059)    (77,331)
  Realized gain on investments                                                    0     (37,144)
                                                                         ----------  ----------
                                                                            (86,059)   (114,475)
                                                                         ----------  ----------
CAPITAL TRANSACTIONS--Note 5:
  Value of shares sold                                                    2,533,992     912,546
  Value of shares redeemed                                                 (757,380)   (332,203)
  Value of shares issued in reinvestment of dividend distribution            86,059     114,475
                                                                         ----------  ----------
  Net increase in net assets resulting from capital transactions          1,862,671     694,818
                                                                         ----------  ----------
  Net increase                                                            3,207,578   2,018,118
NET ASSETS at beginning of year                                           5,657,438   3,639,320
                                                                         ----------  ----------
NET ASSETS at end of year                                                $8,865,016  $5,657,438
                                                                         ----------  ----------
                                                                         ----------  ----------

                   See Notes to Financial Statements

EMERGING GROWTH EQUITY FUND
Statement of Investments                                      September 30, 1996
----------------------------------------------

Shares                                                         Value
---------                                                    ----------
        COMMON STOCKS                        94.9%
          APPAREL AND TEXTILE                         3.7%
   2,990  St. John Knits Inc.                                $  149,874
   1,000  Tommy Hilfiger*                                        59,250
   2,000  Vans, Inc.*                                            38,250
                                                             ----------
                                                                247,374
                                                             ----------
          AUTOMOTIVE PRODUCTS                         0.2%
     750  Custom Chrome*                                         13,500
                                                             ----------
          BROADCASTING AND PUBLISHING                 3.6%
     700  American Radio Systems Corp.*                          25,725
     500  Chancellor Broadcasting Corp Class A*                  20,750
     100  Cox Radio Inc.*                                         2,200
   2,200  Granite Broadcasting Corp.*                            31,350
   1,200  Heftel Broadcasting Corp--A*                           51,750
   1,000  SFX Broadcasting Inc.*                                 45,250
     600  Sinclair Broadcast Group Inc.*                         23,925
   1,200  Young Broadcasting Corp. Cl. A*                        39,300
                                                             ----------
                                                                240,250
                                                             ----------
          BUILDING AND CONSTRUCTION                   0.6%
   1,100  Apogee Enterprises Inc.                                38,225
                                                             ----------
          BUSINESS AND PUBLIC SERVICES               13.3%
   1,490  Cambridge Technology Partners Inc.*                    44,700
     600  Carriage Services Inc.*                                11,400
     900  CCC Information Services Group*                        18,675
   1,000  Claremont Technology Group*                            34,750
   1,100  Computer Task Group Inc                                34,238
   2,820  Concord Efs, Inc.*                                     72,615
   2,500  Correctional Services Corp.*                           35,312
   2,400  Cotelligent Group Inc.*                                36,000
     900  Equity Corporation International*                      28,238
     800  Interim Services Inc.*                                 34,200
   1,060  Keane Inc.*                                            50,880
     350  Labor Ready, Inc.*                                      5,993
     900  Lamar Advertising Co.*                                 36,675
     200  Learning Tree International, Inc.*                      7,350
   1,500  Outdoor Systems, Inc.*                                 69,750
   2,100  Precision Response Corp.*                              79,275
     500  Registry, Inc.*                                        18,625
   2,540  Robert Half International Inc.*                        93,662
   1,300  Strayer Education Inc.*                                21,288
   1,500  Sykes Enterprises, Inc.*                               70,500
     900  Universal Outdoor Holdings*                            32,175
     700  Vincam Group, Inc.*                                    26,775
     400  Whitman-Hart Inc.*                                     18,900
                                                             ----------
                                                                881,976
                                                             ----------

Shares                                                         Value
---------                                                    ----------
          COMMERCIAL SERVICES                         3.0%
   1,088  Corestaff Inc.*                                    $   28,547
   1,000  FYI Incorporated*                                      20,000
     100  International Network Services*                         3,512
     700  National Techteam Inc.*                                18,988
     800  Physician Support Systems*                             18,800
   2,100  PMT Services Inc.*                                     42,000
   1,500  Wackenhut Corp Class B                                 23,438
   1,900  Wackenhut Corrections Corp.*                           42,275
                                                             ----------
                                                                197,560
                                                             ----------
          CONSUMER GOODS AND SERVICES                12.3%
   1,550  Blyth Industries Inc.*                                 75,175
   2,500  French Fragrances Inc.*                                17,500
     100  Gargoyles, Inc.*                                        2,075
   2,750  Hollywood Entertainment Corp.*                         56,030
   1,800  Marks Bros Jewelers Inc.*                              48,600
   1,878  Nautica Enterprises Inc.*                              60,566
     800  North Face Inc.*                                       22,500
   1,100  Pete's Brewing Company*                                 7,838
   1,760  Sola International Inc.*                               65,560
   3,000  Rexall Sundown Inc.*                                  109,500
   3,600  Signature Resorts Inc.*                                86,400
   1,800  Speedway Motorsports Inc.*                             47,250
   1,432  Stewart Enterprises Inc.                               48,330
   1,600  The Finish Line- Class A*                              75,600
   3,360  Wolverine World Wide                                   93,240
                                                             ----------
                                                                816,164
                                                             ----------
          DATA PROCESSING                             1.9%
     800  Alternative Resources Corp.*                           22,400
     750  Business Objects SA Adr*                               14,438
   1,700  Data Processing Resources Cp*                          34,850
     800  HPR Inc.*                                              12,400
     700  Vantive Corp.*                                         44,625
                                                             ----------
                                                                128,713
                                                             ----------
          ELECTRONICS AND ELECTRICAL                  5.8%
   3,200  Advanced Lighting Techs*                               63,200
   1,129  Baldor Electric Company                                22,015
   2,000  C.P. Clare Corp.                                       18,500
   3,500  Computer Products Inc.*                                76,562
   2,763  Del Global Technologies Corp.*                         23,485
     703  Credence Systems Corp.*                                10,897
     600  Eltron International Inc.*                             19,200
     700  Flextronics International Ltd.*                        19,075
     809  Harman International Industries Inc.                   39,439
   1,300  Sanmina Corp.*                                         52,325
   2,250  Thermo Voltek Corp.*                                   30,938
     800  Transwitch Corp.*                                       5,000
                                                             ----------
                                                                380,636
                                                             ----------

See Notes to Financial Statements      14

EMERGING GROWTH EQUITY FUND
(CONTINUED)
Statement of Investments                                      September 30, 1996
----------------------------------------------

Shares                                                         Value
---------                                                    ----------
          EMPLOYMENT AGENCY                           0.9%
   1,230  On Assignment Inc.*                                $   40,898
   1,200  SOS Staffing Service*                                  13,500
     300  Staffmark, Inc.*                                        4,125
                                                             ----------
                                                                 58,523
                                                             ----------
          ENTERTAINMENT                               3.5%
     700  Anchor Gaming*                                         42,875
   2,300  Family Golf Centers, Inc.*                             64,975
     300  Penn National Gaming Inc.*                              9,150
   1,200  Penske Motorsports Inc.*                               41,550
   1,200  Regal Cinemas Inc.*                                    29,400
   1,800  Sodak Gaming Inc.*                                     40,500
                                                             ----------
                                                                228,450
                                                             ----------
          FOOD AND SERVICES                           1.0%
   1,025  Apple South Inc.                                       13,580
   1,360  Landry's Seafood Restaurants*                          33,320
   1,100  Mortons Restaurant Group Inc.*                         19,250
                                                             ----------
                                                                 66,150
                                                             ----------
          FURNITURE/HOME APPLIANCES                   0.7%
   2,150  Cort Business Services Corp.*                          43,538
                                                             ----------
          INSURANCE                                   5.1%
   1,075  Compdent Corp.*                                        40,580
     835  CRA Managed Care Inc.*                                 44,672
     700  First Commonwealth Inc.*                               15,225
   4,330  HCC Insurance Holdings Inc.                           125,029
   1,220  Reinsurance Group of America Inc.                      53,528
   2,000  Riscorp Inc Class A*                                   33,000
     765  Sierra Health Services*                                26,297
                                                             ----------
                                                                338,331
                                                             ----------
          LODGING/MOTELS                              2.6%
   4,000  Prime Hospitality Corp.*                               66,000
   1,800  Servico, Inc.*                                         29,250
   2,460  Studio Plus Hotels, Inc.*                              38,745
   1,700  Suburban Lodges Of America*                            35,700
                                                             ----------
                                                                169,695
                                                             ----------
          MACHINERY AND ENGINEERING                   1.3%
   1,200  Miller Industries Inc./Tenn*                           47,400
   1,700  Rental Service Corp.*                                  36,550
                                                             ----------
                                                                 83,950
                                                             ----------
          MEDICAL SERVICES AND DRUGS                 13.9%
     850  Access Health Inc.*                                    47,812
     800  Alternative Living Services*                           11,200
   1,875  American Homepatient Inc.*                             40,780
   1,400  Amrion, Inc.*                                          29,925
Shares                                                         Value
---------                                                    ----------
     400  Arthrocare Corp.*                                  $    3,700
   1,600  ARV Assisted Living Inc.*                              23,200
   1,100  Assisted Living Concepts, Inc.*                        20,900
   2,750  Dura Pharmaceuticals Inc.*                            101,063
     800  Emeritus Corp.*                                        12,600
   1,200  Gelman Sciences, Inc.*                                 33,750
   1,827  Genesis Health Ventures Inc.*                          51,384
   1,100  Idexx Laboratories Inc.*                               49,775
   1,450  Igen Inc.*                                             10,330
   1,100  Impath, Inc.*                                          13,475
   1,800  Iridex Corp.*                                          13,950
     540  I-Stat Corp.*                                           9,855
     805  Lincare Holdings Inc.*                                 31,798
     675  Lunar Corp.*                                           21,600
   1,600  Medicis Pharmaceutical Cl-A*                           77,200
   1,000  Memtec Ltd.                                            28,000
     800  Minimed, Inc.*                                         19,600
   1,250  National Surgery Centers Inc.*                         33,438
   1,500  NCS Healthcare Inc Class A*                            47,063
   1,000  Orthologic Corp.*                                      10,625
     500  Pediatix Medical*                                      25,000
     700  Renal Care Group Inc.*                                 25,550
   1,600  Respironics, Inc.*                                     38,800
   1,000  Sabratek Corp.*                                        15,750
   1,500  Sterling House Corp.*                                  24,563
     600  Target Therapeutics Inc.*                              25,500
     600  United Dental Care Inc.*                               21,450
                                                             ----------
                                                                919,636
                                                             ----------
          RETAIL TRADE                                3.9%
     900  99 Cents Only Stores*                                  12,600
   1,500  Barnett Inc.*                                          34,500
     0.5  Corporate Express Inc.*                                    19
   1,900  Cost Plus Inc.*                                        43,225
   1,400  Loehmann's, Inc.*                                      37,450
     600  Party City Corp.*                                      11,100
     600  Petco Animal Supplies, Inc.*                           16,050
   2,600  The Mens Wearhouse Inc.*                               63,050
   1,200  West Marine Inc.*                                      39,300
                                                             ----------
                                                                257,294
                                                             ----------
          SOFTWARE PRODUCTS                           8.4%
     700  Analysts International Corp.                           32,200
     850  Bisys Group Inc.*                                      34,850
   1,100  Black Box Corp.*                                       36,300
   2,332  Computer Horizons Corp.*                               66,462
     900  Gensym Corp.*                                          19,575
     570  Inso Corp.*                                            29,925
   1,310  McAfee Associates Inc.*                                90,390
   1,125  Peak Technologies Group Inc.*                          23,906

See Notes to Financial Statements      15

EMERGING GROWTH EQUITY FUND
(CONTINUED)
Statement of Investments                                      September 30, 1996
----------------------------------------------

Shares                                                         Value
---------                                                    ----------
          SOFTWARE PRODUCTS--Continued
     425  Project Software & Development, Inc.*              $   17,850
   1,400  Raptor Systems, Inc.*                                  23,800
   1,100  Renaissance Solutions Inc.*                            45,375
   1,500  SPSS, Inc.*                                            40,500
   2,800  Technology Solutions Company*                          97,300
                                                             ----------
                                                                558,433
                                                             ----------
          TELECOMMUNICATIONS                          7.6%
     900  Bet Holdings*                                          25,875
   1,500  Cai Wireless Systems Inc.*                             10,875
   1,100  Centennial Cellular Corp.--Cl A*                       14,575
     400  CMG Information Services Inc.*                          5,700
   2,000  Coherent Communic. Systems Corp.*                      37,000
     740  Commnet Cellular Inc.*                                 21,368
   1,500  Evergreen Media Corp.*                                 46,877
   1,575  EZ Communications Inc.--Cl A*                          69,300
   1,075  Heartland Wireless Communications Inc.*                26,875
     900  Intermedia Communications Inc.*                        26,325
   3,000  Midcom Communication Inc.*                             40,500
   1,300  P-Com Inc.*                                            32,175
     800  RMH Teleservices Inc.*                                 11,800
   1,506  Saga Communications Inc.--Cl A*                        33,697
   1,300  Spectralink, Corp.*                                     8,450
Shares                                                         Value
---------                                                    ----------
   1,400  Teltrend, Inc.*                                    $   58,800
   2,087  Transaction Network Services*                          29,740
                                                             ----------
                                                                499,932
                                                             ----------
          TOYS                                        0.8%
   1,800  Galoob (Lewis) Toys Inc.*                              52,650
                                                             ----------
          TRANSPORTATION                              0.8%
   1,425  Expeditors International of Wash Inc.                  50,230
                                                             ----------
Total Common Stocks (Cost $4,456,847)                        $6,271,210
                                                             ----------

Principal
Amount
---------
 SHORT TERM INVESTMENTS
          REPURCHASE AGREEMENT                        3.9%
 $242,494 Bear Stearns & Co. Dated 9/30/1996 5.60%
          due 10/01/1996 collateralized by 655,000
          United States Treasury Strips due
          8/15/2010 (Value $249,103)                            242,494
                                                             ----------
Total Investments (Cost $4,699,341)                  98.8%   $6,513,704
Other Assets, Less Liabilities                        1.2%       95,190
                                                    ------   ----------
Net Assets                                          100.0%   $6,608,894
                                                    ------   ----------
                                                    ------   ----------

*Denotes non-income producing security.

See Notes to Financial Statements      16

                 Statement of Assets and Liabilities          September 30, 1996
                 ---------------------------------------------------------------

ASSETS:
  Investments in securities at value (Cost $4,699,341)--Note
  2                                                                     $6,513,704
  Cash                                                                     115,260
  Receivable for investments sold                                           39,143
  Receivable for shares sold                                                15,395
  Dividends and interest receivable                                          3,072
  Other assets                                                              13,956
                                                                        ----------
                                                                         6,700,530
LIABILITIES:
  Payable for investments purchased                           $ 59,900
  Accrued expenses and other                                    31,736      91,636
                                                              --------  ----------
NET ASSETS at value, applicable to 263,504 outstanding
  shares--Note 5                                                        $6,608,894
                                                                        ----------
                                                                        ----------
NET ASSET VALUE offering and redemption price per share
  ($6,608,894 divided by 263,504 shares)                                $    25.08
                                                                        ----------
                                                                        ----------

                 Statement of Operations           Year Ended September 30, 1996
                 ---------------------------------------------------------------

INVESTMENT INCOME:
    Interest                                                  $ 19,772
    Dividends                                                    3,307
                                                              --------
       Total Income                                                     $   23,079
  Expenses:
    Investment manager's fees--Note 3                           39,330
    Shareholder servicing fees and expenses--Note 3             24,122
    Distribution fee--Note 3                                     8,041
    Custodian fees and expenses                                 37,623
    Legal and auditing fees                                      7,838
    Directors' fees and expenses                                 8,220
    Amortization of organizational costs                         9,749
    Printing and postage                                         7,624
    Other                                                        6,523
                                                              --------
       Total expenses                                          149,070
       Less expense reimbursement--Note 3                      (64,413)
                                                              --------
       Net expenses                                                         84,657
                                                                        ----------
INVESTMENT (LOSS)--NET                                                     (61,578)
REALIZED AND UNREALIZED GAIN ON INVESTMENTS--Note 4:
  Net realized gain on investments                             697,630
  Unrealized appreciation on investments                       926,887
                                                              --------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                          1,624,517
                                                                        ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $1,562,939
                                                                        ----------
                                                                        ----------

                   See Notes to Financial Statements

                 Statement of Changes in Net Assets
                 ---------------------------------------------------------------

                                                                         Year Ended  Year Ended
                                                                          9/30/96     9/30/95
                                                                         ----------  ----------
OPERATIONS:
  Investment (loss)--net                                                 $  (61,578) $  (29,893)
  Net realized gain on investments                                          697,630     272,274
  Unrealized appreciation on investments                                    926,887     547,848
                                                                         ----------  ----------
  Increase in net assets resulting from operations                        1,562,939     790,229
                                                                         ----------  ----------
DIVIDEND DISTRIBUTION--Note 2:
  Investment income--net                                                     --          --
  Realized gain on investments                                             (252,458)    (45,582)
                                                                         ----------  ----------
                                                                           (252,458)    (45,582)
                                                                         ----------  ----------
CAPITAL TRANSACTIONS--Note 5:
  Value of shares sold                                                    2,748,861     527,430
  Value of shares redeemed                                                 (651,909)   (191,700)
  Value of shares issued in reinvestment of dividend distribution           250,995      45,582
                                                                         ----------  ----------
  Net increase in net assets resulting from capital transactions          2,347,947     381,312
                                                                         ----------  ----------
  Net increase                                                            3,658,428   1,125,959
NET ASSETS at beginning of year                                           2,950,466   1,824,507
                                                                         ----------  ----------
NET ASSETS at end of year                                                $6,608,894  $2,950,466
                                                                         ----------  ----------
                                                                         ----------  ----------

                   See Notes to Financial Statements

INTERMEDIATE-TERM FIXED-INCOME FUND
Statement of Investments                                      September 30, 1996
----------------------------------------------

Principal
Amount                                                                               Value
---------                                                                          ---------
                                                     UNITED STATES GOVERNMENT AND
                                                   AGENCY OBLIGATIONS       86.6%
$ 250,000 Federal Home Loan Mortgage Corp.
           CMO 1489G
           5.85% Due 10/15/2006                                                    $ 240,640
  250,000 Federal National Mortgage Assoc
           CMO G93-8Pg
           6.50% Due 7/25/2018                                                       242,382
  390,000 Federal National Mortgage Association
           Medium Term Note
           7.46% Due 9/30/1999                                                       395,787
  250,000 Federal National Mortgage Association
           CMO G93-3G
           6.00% Due 6/25/2018                                                       237,805
  250,000 Federal National Mortgage Association
           Medium Term Note
           6.25% Due 1/14/2004                                                       238,582
  500,000 Federal National Mortgage Association
           CMO 1994-10M
           6.50% Due 6/25/2023                                                       475,109
  450,000 Federal National Mortgage Association
           CMO 93-167H
           6.35% Due 1/25/2022                                                       426,006
  292,960 Federal National Mortgage Association
           CMO 93-154K
           6.00% Due 8/25/2008                                                       271,621
  250,000 Federal National Mortgage Assoc. CMO-1993-54E
           6.25% Due 6/25/2019                                                       239,627
  223,091 Federal National Mortgage Assoc.
           CMO 1992-9G
           7.00% Due 7/25/2005                                                       224,208
  195,097 Federal National Mortgage Assoc. P#050987
           6.5% Due 2/1/2009                                                         190,615

Principal
Amount                                                                               Value
---------                                                                          ---------
$ 600,000 Federal Home Loan Mortgage Corp.
           CMO 1611I
           6.00% Due 2/15/2023                                                     $ 555,809
  648,043 Federal Home Loan Mortgage Corp.
           CMO 1680E
           6.50% Due 2/15/2024                                                       614,046
  380,000 United States Treasury Note
           8.875% Due 5/15/2000                                                      410,281
  175,000 United States Treasury Note
           8.875% Due 11/15/1997                                                     180,578
  100,000 United States Treasury Note Stripped Coupon
           0.00% Due 02/15/1998                                                       92,245
   65,000 United States Treasury Note Stripped Principal
           0.00% Due 2/15/1998                                                        59,943
                                                                                   ---------
Total United States Government and Agency Obligations (Cost
  $5,200,216)                                                                      $5,095,284
                                                                                   ---------
                                               SHORT TERM INVESTMENTS       13.0%
UNITED STATES GOVERNMENT AND
  AGENCY OBLIGATIONS
$ 550,000 Farmer Mac Discount Note
           5.20% Due 10/04/96                                                        549,762
  170,000 Federal Home Loan Mortgage Corp. Discount Note
           5.22% Due 10/21/96                                                        169,507
         REPURCHASE AGREEMENT
   47,022 Bear Stearns & Co. Dated 9/30/1996
         5.60% due 10/01/1996 collateralized by 130,000 United States Strips due
         8/15/2010 (Value $49,440)                                                    47,022
                                                                                   ---------
Total Short Term Obligations (Cost $766,291)                                       $ 766,291
                                                                                   ---------
Total Investments (Cost $5,966,507)                                                $5,861,575
Other Assets, Less Liabilities                                               0.4 %    23,015
                                                                             ---   ---------
Net Assets                                                                 100.0 % $5,884,590
                                                                             ---   ---------
                                                                             ---   ---------

See Notes to Financial Statements      19

                 Statement of Assets and Liabilities          September 30, 1996
                 ---------------------------------------------------------------

ASSETS:
  Investments in securities at value (Cost $5,966,507)--Note
  2                                                                     $5,861,575
  Receivable for shares sold                                                 2,917
  Interest receivable                                                       45,269
  Other assets                                                               9,404
                                                                        ----------
                                                                         5,919,165
LIABILITIES:
  Payable for shares redeemed                                 $ 10,347
  Accrued expenses and other                                    24,228      34,575
                                                              --------  ----------
NET ASSETS at value, applicable to 561,002 outstanding
  shares--Note 5                                                        $5,884,590
                                                                        ----------
                                                                        ----------
NET ASSET VALUE offering and redemption price per share
  ($5,884,590 divided by 561,002 shares)                                $    10.49
                                                                        ----------
                                                                        ----------

                 Statement of Operations           Year Ended September 30, 1996
                 ---------------------------------------------------------------

INVESTMENT INCOME:
  Income:
    Interest                                                  $403,284
                                                              --------
       Total Income                                                     $  403,284
  Expenses:
    Investment manager's fees--Note 3                           22,308
    Shareholder servicing fees and expenses--Note 3             33,463
    Distribution fee--Note 3                                    11,154
    Custodian fees and expenses                                  3,035
    Legal and auditing fees                                      7,838
    Directors' fees and expenses                                 8,220
    Amortization of organizational costs                         9,767
    Printing and postage                                         7,624
    Registration fees                                            5,390
    Other                                                        1,540
                                                              --------
       Total expenses                                          110,339
       Less expense reimbursement--Note 3                      (56,361)
                                                              --------
       Net expenses                                                         53,978
                                                                        ----------
INVESTMENT INCOME--NET                                                     349,306
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS--Note 4:
  Net realized gain on investments                               2,356
  Unrealized (depreciation) on investments                    (143,605)
                                                              --------
NET REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS                         (141,249)
                                                                        ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $  208,057
                                                                        ----------
                                                                        ----------

                   See Notes to Financial Statements

                 Statement of Changes in Net Assets
                 ---------------------------------------------------------------

                                                                         Year Ended  Year Ended
                                                                          9/30/96     9/30/95
                                                                         ----------  ----------
OPERATIONS:
  Investment income--net                                                 $  349,306  $  260,487
  Net realized gain (loss) on investments                                     2,356        (273)
  Unrealized appreciation (depreciation) on investments                    (143,605)    185,270
                                                                         ----------  ----------
  Increase in net assets resulting from operations                          208,057     445,484
                                                                         ----------  ----------
DIVIDEND DISTRIBUTION--Note 2:
  Investment income--net                                                   (375,199)   (246,044)
  Realized gain on investments                                                    0     (19,238)
                                                                         ----------  ----------
                                                                           (375,199)   (265,282)
                                                                         ----------  ----------
CAPITAL TRANSACTIONS--Note 5:
  Value of shares sold                                                    1,400,572   1,578,988
  Value of shares redeemed                                                 (881,027)   (258,804)
  Value of shares issued in reinvestment of dividend distribution           396,452     263,537
                                                                         ----------  ----------
  Net increase in net assets resulting from capital transactions            915,997   1,583,721
                                                                         ----------  ----------
  Net increase                                                              748,855   1,763,923
NET ASSETS at beginning of year                                           5,135,735   3,371,812
                                                                         ----------  ----------
NET ASSETS at end of year                                                $5,884,590  $5,135,735
                                                                         ----------  ----------
                                                                         ----------  ----------

                   See Notes to Financial Statements

MONEY MARKET FUND
Statement of Investments                                      September 30, 1996
----------------------------------------------

Principal
Amount                                                         Value
---------                                                    ----------
                                    CORPORATE NOTE    3.4%
$  50,000 Merck & Company
            6.00% Due 1/15/1997                              $   50,116
                                                             ----------
Total Corporate Note (Cost $50,116)                          $   50,116
                                                             ----------
                      UNITED STATES GOVERNMENT AND
                                AGENCY OBLIGATIONS   96.3%
   35,000 Federal Home Loan Bank
            4.40% Due 1/21/1997                                  34,863
  100,000 Federal Home Loan Bank
            4.75% Due 1/13/1997                                 100,000
  150,000 Federal Home Loan Bank
            4.57% Due 12/30/1996                                149,559
   50,000 Federal Home Loan Mortgage Corp.
            4.625% Due 11/15/1996                                50,000
  150,000 Federal Home Loan Mortgage Corp. Discount Note
            5.22% Due 10/16/1996                                149,674
  525,000 Federal Home Loan Mortgage Corp. Discount Note
            5.24% Due 10/3/1996                                 524,846
  400,000 Federal National Mortgage Association Medium
            Term Note
            4.50% Due 11/1/1996                                 399,540
                                                             ----------
Total United States Government and Agency
  Obligations (Cost $1,407,017)                              $1,408,482
                                                             ----------
                            SHORT TERM INVESTMENTS
          REPURCHASE AGREEMENT                         .9%
  $13,747 Bear Stearns & Co. Inc. Dated 9/30/1996 5.60%
          Due 10/01/1996 collateralized by 40,000 United
          States Treasury Strips
          Due 8/15/2010 (Value $15,212)                          13,747
                                                             ----------
Total Investments (Cost $1,472,345)                          $1,472,345
Liabilities, net of other assets                     -0.6%       (9,084)
                                                    ------   ----------
Net Assets                                          100.0%   $1,463,261
                                                    ------   ----------
                                                    ------   ----------

See Notes to Financial Statements      22

                 Statement of Assets and Liabilities          September 30, 1996
                 ---------------------------------------------------------------

ASSETS:
  Investments in securities at value (Cost $1,472,345)--Note
  2                                                                    $1,472,345
  Receivable for shares sold                                                4,548
  Interest receivable                                                      12,373
  Other assets                                                              8,220
                                                                       ----------
                                                                        1,497,486
LIABILITIES:
  Payable for shares redeemed                                 $ 9,777
  Dividends payable                                             5,502
  Accrued expenses and other                                   18,946      34,225
                                                              -------  ----------
NET ASSETS at value, applicable to 1,463,276 outstanding
  shares--Note 5                                                       $1,463,261
                                                                       ----------
                                                                       ----------
NET ASSET VALUE offering and redemption price per share
  ($1,463,261 divided by 1,463,276 shares)                             $     1.00
                                                                       ----------
                                                                       ----------

                 Statement of Operations           Year Ended September 30, 1996
                 ---------------------------------------------------------------

INVESTMENT INCOME:
  Income:
    Interest                                                  $ 72,152
                                                              --------
       Total Income                                                     $72,152
  Expenses:
    Investment manager's fees--Note 3                            3,245
    Shareholder servicing fees and expenses--Note 3              7,788
    Distribution fee--Note 3                                     2,596
    Custodian fees and expenses                                  1,608
    Legal and auditing fees                                      7,838
    Directors' fees and expenses                                 8,220
    Amortization of organizational costs                         8,211
    Printing and postage                                         7,624
    Registration fees                                            5,391
    Other                                                        1,125
                                                              --------
       Total expenses                                           53,646
       Less expense reimbursement--Note 3                      (47,155)
                                                              --------
       Net expenses                                                       6,491
                                                                        -------
INVESTMENT INCOME--NET                                                   65,661
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                           --
                                                                        -------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $65,661
                                                                        -------
                                                                        -------

                   See Notes to Financial Statements

                 Statement of Changes in Net Assets
                 ---------------------------------------------------------------

                                                                         Year Ended  Year Ended
                                                                          9/30/96     9/30/95
                                                                         ----------  ----------
OPERATIONS:
  Investment income--net                                                 $   65,661  $   59,394
                                                                         ----------  ----------
  Increase in net assets resulting from operations                           65,661      59,394
                                                                         ----------  ----------
DIVIDEND DISTRIBUTION--Note 2:
  Investment income--net                                                    (65,661)    (59,394)
                                                                         ----------  ----------
CAPITAL TRANSACTIONS--Note 5:
  Value of shares sold                                                      560,439     160,847
  Value of shares redeemed                                                 (369,464)   (119,753)
  Value of shares issued in reinvestment of dividend distribution            64,916      53,877
                                                                         ----------  ----------
  Net increase in net assets resulting from capital transactions            255,891      94,971
                                                                         ----------  ----------
  Net increase                                                              255,891      94,971
                                                                         ----------  ----------
NET ASSETS at beginning of year                                           1,207,370   1,112,399
                                                                         ----------  ----------
NET ASSETS at end of year                                                $1,463,261  $1,207,370
                                                                         ----------  ----------
                                                                         ----------  ----------

                   See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
                 NOTE 1--GENERAL
                     Retirement System Fund Inc. ("Fund") is a no-load, open-end diversified management investment company, registered under the Investment Company Act of 1940, as amended, designed to provide professional investment management and diversification of risk to investors by offering shares in separate investment funds ("Investment Funds"), each with a different investment objective. Currently investors may purchase shares of Money Market Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Core Equity Fund. In the future, the Fund expects to offer shares of Value Equity Fund, International Equity Fund and Actively Managed Fixed-Income Fund.

                 NOTE 2--SIGNIFICANT ACCOUNTING POLICIES
                     The following is a summary of significant accounting
                 policies followed by the Investment Funds in the preparation of the financial statements.

                 (A) SECURITIES VALUATION:  Except for debt securities with remaining maturities of 60 days or less, investments for which market prices are available are valued as follows:

                     (1)each listed security is valued at its closing price
                        obtained from the respective exchange on which the security is listed, or, if there were no sales on that day, at its last reported closing or bid price.

                     (2)each unlisted security quoted on the NASDAQ is valued at the last current bid price obtained from the NASDAQ.

                     (3)United States Government and agency obligations and
                        certain other debt obligations are valued based upon bid quotations from various market makers for identical or similar obligations.

                     (4)mortgage-backed securities and asset-backed securities
                        are valued with a cash flow model based on both the pre-payment assumptions (Public Securities Association median) and the price-yield spreads over comparable United States Treasury Securities.

                     (5)short-term money market instruments (such as
                        certificates of deposit, bankers' acceptances and commercial paper) are valued by bid quotations or by reference to bid quotations of available yields for similar instruments of issuers with similar credit rating.

                     Debt securities with remaining maturities of 60 days or
                 less are valued on the basis of amortized cost. In the absence of an ascertainable market value, investments are valued at their fair value as determined by the officers of Investors using methods and procedures reviewed and approved by the Fund's Directors.

                 (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:  Securities
                     transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on a specific cost basis. Dividend income is recognized on the ex-dividend date or when the dividend information is known;

                     interest income, including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on an accrual basis.

                         The Investment Funds may enter into repurchase
                     agreements with financial institutions, deemed to be creditworthy by the Investment Funds' Manager, subject to the sellers' agreement to repurchase and the Funds' agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the Investment Funds' custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the Investment Funds will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the Investment Funds maintain the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

                 (C) DIVIDENDS TO SHAREHOLDERS:  Dividends and capital gain distributions to shareholders are recorded on the ex-dividend date. However, the Money Market Fund declares dividends daily and automatically reinvests such dividends in additional Fund shares at net asset value, unless the shareholder elects otherwise. Dividends are declared from the total of net investment income and net realized gain on investments.

                 (D) FEDERAL INCOME TAXES:  Each Investment Fund is treated as a separate entity for Federal Income tax purposes and is not combined with other Investment Funds. Each of the Investment Funds intends to comply with the provisions of the Internal Revenue Code applicable to "regulated investment companies" and to distribute all of its taxable income to its shareholders. Therefore, no provision has been made for Federal income taxes for these Investment Funds.

                 (E) ACCOUNTING ESTIMATES:  The preparation of financial
                     statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

                 (F) OTHER:  Costs incurred in connection with the organization of the Investment Funds have been deferred and are being amortized on a straight-line basis over five years from the date of commencement of operations of each portfolio.

                     Expenses directly attributed to each Investment Fund are charged to that Investment Fund's operations; expenses which are applicable to all Investment Funds are allocated among them.

                     The Investment Funds may enter into financial futures contracts which require initial margin deposits of cash or U.S. Government securities equal to approximately 10% of the value of the contract. During the period the financial futures are open, changes in the value of the contracts are recognized by "marking to market" on a daily basis to reflect the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are made or received to reflect daily unrealized gains or losses. The Investment Fund is exposed to market risk as a result of movements in securities, values and interest rates.

                 NOTE 3--INVESTMENT MANAGERS' FEES AND OTHER TRANSACTIONS WITH AFFILIATES
                     Retirement System Investors Inc. ("Investors") is the
                 investment advisor for each Investment Fund. Investors has engaged Putnam Advisory Company, Inc. ("Putnam"), an independent investment manager, as subadviser for the Emerging Growth Equity Fund, to make and effect decisions on buying and selling portfolio securities. Investors is also investment manager to the remaining investment funds and, in the case of all Investment Funds, exercises general oversight with respect to portfolio management and reports to the Board of Directors with respect thereto. For their services, the investment managers are entitled to receive an annual fee, calculated daily and paid monthly, (calculated and paid quarterly in the case of Putnam), based upon a percentage of the average net assets of the respective Investment Funds. The specific percentages for the Investment Funds are set forth in the following table.

INVESTMENT FUND                                                                ANNUAL FEE
-----------------------------------------------------                         -------------
Core Equity Fund                                       First $50 million             0.60
                                                       Next $150 million             0.50
                                                       Over $200 million             0.40
Emerging Growth Equity Fund                            First $25 million             1.00
                                                       Over $25 million              0.75
Intermediate-Term Fixed-Income Fund                    First $50 million             0.40
                                                       Next $100 million             0.30
                                                       Over $150 million             0.20
Money Market Fund                                      First $50 million             0.25
                                                       Over $50 million              0.20

                     In addition, Investors is entitled to receive an annual fee based upon a percentage of average net assets of the respective Investment Funds (or portion thereof) for which it does not act as investment manager, which fee shall be an amount equal to the sum of (i) .20% of total net assets of the applicable Investment Funds, and (ii) the fee to which the investment manager of the applicable Investment Funds is entitled, calculated in the manner described above with respect to the investment manager's fees for each such Investment Fund. Investors, in turn, remits such portion of its fee to the investment manager of such Investment Fund.

                 With respect to the Investment Funds for which Investors does not act as investment manager, Investors has agreed to waive payment of the portion of the investment advisory fees in an amount equal to .20% of the total assets of the Investment Fund's operations, and intends to waive payment of such amount going forward if necessary to maintain a competitive expense ratio or to assure that the Investment Fund's expense ratios comply with regulations in various states where Fund shares are qualified for sale.

                     Pursuant to a Distribution Agreement ("Plan") each
                 Investment Fund pays Retirement System Distributors Inc. ("Distributor") an affiliate of Investors, a monthly fee determined as follows. The maximum amount payable under the Plan is equal to .25% of the average daily net assets of an Investment Fund but the Board of Directors currently limits such expenditures to .20% of average daily net assets. The Plan does not provide for any charges to an Investment Fund for excess amounts expended by the Distributor and, if the Plan is terminated, the obligation of the Investment Fund to make payments to the Distributor will cease and the Investment Fund will not be required to make any payments thereafter. If the Distributor's costs in connection with its distribution services to an Investment Fund are less than .20% of net assets, the Distributor may nevertheless retain the difference. If the Distributor's costs exceed .20% of net assets, the Distributor will assume the difference and will not be reimbursed therefore.

                     Retirement System Consultants Inc. ("Service Company"), an
                 affiliate of Investors, has entered into a Service Agreement with the Fund to provide each Investment Fund with the general administrative and related services necessary to carry on the affairs of the Investment Funds, including transfer agent and registrar services.

                     For its services, the Service Company is entitled to
                 receive a fee, calculated daily and paid monthly, based upon the percentage of the average daily net assets of the respective Investment Funds. The fee arrangement applicable for each of the investment funds is as follows:

AVERAGE NET ASSETS                    FEE
---------------------------------  ---------
First $25 million                        .60%
Next $25 million                         .50%
Next $25 million                         .40%
Next $25 million                         .30%
Over $100 million                        .20%

                     For the year ended September 30, 1996 Investors and its
                 affiliates waived fees and reimbursed expenses of the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund, and Money Market Fund amounting to $75,067, $64,413, $56,361 and $47,155, respectively.

                     Each Director who is not an officer of the Investment Funds or a Trustee of Investors Retirement Trust receives an annual fee of $7,000. Each Director receives a fee of $800 per meeting attended, except that such fee is $400 for a telephonic meeting. A Director and several officers of the Fund are also officers of Investors and its affiliates.

                 NOTE 4--SECURITIES TRANSACTIONS
                     The following summarizes the securities transactions, other than short term securities, by the various Investment Funds for the year ended September 30, 1996:

INVESTMENT FUND                                             PURCHASES        SALES
--------------------------------------------------------  -------------  -------------
Core Equity Fund                                          $   2,492,436  $   1,131,243
Emerging Growth Equity Fund                                   5,096,457      3,196,429
Intermediate-Term Fixed-Income Fund                           2,463,021      2,009,529

                     The cost basis of investments for tax purposes is
                 substantially the same as the cost basis for book purposes. Net unrealized appreciation consisting of gross unrealized appreciation and gross unrealized (depreciation) at September 30, 1996 for each of the Investment Funds was as follows:

                                        NET UNREALIZED       GROSS          GROSS
                                         APPRECIATION     UNREALIZED     UNREALIZED
INVESTMENT FUND                         (DEPRECIATION)   APPRECIATION   DEPRECIATION
--------------------------------------  ---------------  -------------  -------------
Core Equity Fund                         $   2,807,200   $   2,820,647   $   (13,447)
Emerging Growth Equity Fund                  1,814,363       1,965,046      (150,683)
Intermediate-Term Fixed-Income Fund           (104,932)         19,395      (124,327)

                     The following summarizes the value of securities that were on loan to brokers and the value of securities held as collateral for these loans at September 30, 1996:

                                                            VALUE OF
                                                           SECURITIES      VALUE OF
INVESTMENT FUND                                              LOANED       COLLATERAL
--------------------------------------------------------  -------------  -------------
Core Equity Fund                                          $       2,702  $       3,803
Emerging Growth Equity Fund                                   1,044,806      1,089,588

                 NOTE 5--CAPITAL TRANSACTIONS
                     The Investment Funds were organized under the laws of the
                 state of Maryland in November 1990. The Investment Fund is authorized to issue two billion shares of capital stock, par value $.001 per share. The Board of Directors of the Investment Funds is authorized to establish multiple series of shares of capital stock, each evidencing interest in a separate Investment Fund.

                     Transactions in the shares of capital stock of each
                 Investment Fund for the year ended September 30, 1996 and the year ended September 30, 1995 were as follows:

                                      Core Equity         Emerging Growth
                                          Fund              Equity Fund
                                  --------------------  --------------------
                                    1996       1995       1996       1995
                                  ---------  ---------  ---------  ---------
Fund Shares Sold                    138,929     67,933    125,953     34,324
Dividends Reinvested                  5,104      9,247     13,991      3,282
Fund Shares Redeemed                (42,161)   (24,411)   (31,299)   (12,944)
                                  ---------  ---------  ---------  ---------
Net Increase                        101,872     52,769    108,645     24,662
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

                                   Intermediate-Term
                                   Fixed-Income Fund
                                  --------------------
                                    1996       1995
                                  ---------  ---------
Fund Shares Sold                    131,098    152,183
Dividends Reinvested                 37,381     25,145
Fund Shares Redeemed                (82,620)   (24,467)
                                  ---------  ---------
Net Increase                         85,859    152,861
                                  ---------  ---------
                                  ---------  ---------

                     Net Assets at September 30, 1996 are as follows:

                                          Core        Emerging
                                         Equity        Growth
                                          Fund      Equity Fund
                                       ----------  --------------
Paid-in Capital                        $5,675,248   $  4,187,065
Accumulated undistributed investment
  income gain (loss)--net                  44,834        (61,578)
Undistributed realized gain               337,734        669,044
Unrealized appreciation                 2,807,200      1,814,363
                                       ----------  --------------
                                       $8,865,016   $  6,608,894
                                       ----------  --------------
                                       ----------  --------------

                                    Intermediate-Term
                                     Fixed-Income    Money Market
                                         Fund            Fund
                                    ---------------  ------------
Paid-in Capital                       $ 5,961,225     $1,434,573
Accumulated undistributed
  investment income--net                   26,214         28,688
Undistributed realized gain                 2,083              0
Unrealized depreciation                  (104,932)             0
                                    ---------------  ------------
                                      $ 5,884,590     $1,463,261
                                    ---------------  ------------
                                    ---------------  ------------

                 NOTE 6--FINANCIAL HIGHLIGHTS

                                                         CORE EQUITY FUND
                                          -----------------------------------------------
                                           Year      Year      Year      Year      Year
                                           Ended     Ended     Ended     Ended     Ended
                                          9/30/96   9/30/95   9/30/94   9/30/93   9/30/92
                                          -------   -------   -------   -------   -------
Per Share Operating Performance
  (for a share outstanding throughout
  the year)
Net Asset Value, Beginning of Year        $ 16.69   $ 12.72   $ 12.08   $ 10.98   $ 10.45
                                          -------   -------   -------   -------   -------
Income from investment operations:

Investment income--net                       0.21      0.13      0.15      0.18      0.23

Net realized and unrealized gain on
  investments                                3.45      4.22      0.74      1.84      0.60
                                          -------   -------   -------   -------   -------
    Total from Investment Operations         3.66      4.35      0.89      2.02      0.83
                                          -------   -------   -------   -------   -------
Distributions:
Distributions from capital gains            --        (0.22)    (0.11)    (0.64)    (0.08)
Distributions from investment income        (0.24)    (0.16)    (0.14)    (0.28)    (0.22)
                                          -------   -------   -------   -------   -------
    Total Distributions                     (0.24)    (0.38)    (0.25)    (0.92)    (0.30)
                                          -------   -------   -------   -------   -------
Net increase                                 3.42      3.97      0.64      1.10      0.53
                                          -------   -------   -------   -------   -------
Net Asset Value, End of Year              $ 20.11   $ 16.69   $ 12.72   $ 12.08   $ 10.98
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------
Total Return*                               22.21%    35.24%     7.47%    19.39%     8.11%

Ratios/Supplemental Data:

Ratios to average net assets:
  Expenses                                   0.97%     0.90%     0.90%     0.90%     0.90%
  Investment income--net                     1.23%     1.52%     1.17%     1.31%     1.86%
  Decrease reflected in above expense
    ratio due to expense waivers and
    reimbursement                            1.08%     1.30%     1.33%     2.43%     2.46%
Portfolio turnover rate                     18.08%    25.49%     9.64%    21.79%    61.27%
Average commission rate paid (per
  share)**                                $   .05     --        --        --        --
Net Assets at End of Year ($1,000's)      $ 8,865   $ 5,657   $ 3,639   $ 3,094   $ 1,049

                    * The total return calculation reflects dividend reinvestment.
                   ** Required by regulations issued in 1995.

                                                          EMERGING GROWTH
                                                            EQUITY FUND
                                          -----------------------------------------------
                                           Year      Year      Year      Year      Year
                                           Ended     Ended     Ended     Ended     Ended
                                          9/30/96   9/30/95   9/30/94   9/30/93   9/30/92
                                          -------   -------   -------   -------   -------
Per Share Operating Performance
  (for a share outstanding throughout
    the year)
Net Asset Value, Beginning of Year        $ 19.05   $ 14.01   $ 14.74   $ 11.83   $ 10.54
                                          -------   -------   -------   -------   -------
Income from investment operations:

Investment (loss)--net                      (0.17)    (0.12)    (0.04)    (0.13)    (0.17)

Net realized and unrealized gain on
  investments                                7.62      5.49      1.58      4.36      1.49
                                          -------   -------   -------   -------   -------
    Total from Investment Operations         7.45      5.37      1.54      4.23      1.32
                                          -------   -------   -------   -------   -------
Distributions:
Distributions from capital gains            (1.42)    (0.33)    (2.27)    (1.21)    (0.01)
Distributions from investment income        --        --        --        (0.11)    --
Return of capital                           --        --        --        --        (0.02)
                                          -------   -------   -------   -------   -------
    Total Distributions                     (1.42)    (0.33)    (2.27)    (1.32)    (0.03)
                                          -------   -------   -------   -------   -------
Net Increase (Decrease)                      6.03      5.04     (0.73)     2.91      1.29
                                          -------   -------   -------   -------   -------
Net Asset Value, End of Year               $25.08    $19.05    $14.01    $14.74    $11.83
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------

Total Return*                               42.07%    39.20%    11.89%    38.05%    13.80%

Ratios/Supplemental Data:

Ratios to average net assets
  Expenses                                   1.96%     1.85%     1.85%     1.85%     1.86%
  Investment income (loss)--net             (1.43)%   (1.33)%   (1.37)%   (1.34)%   (1.10)%
  Decrease reflected in above expense
    ratio due to expense waivers and
    reimbursement                            1.49%     3.30%     4.11%     6.41%     7.90%

Portfolio turnover rate                     77.94%    84.05%    72.59%   144.49%   138.46%
Average commission rate paid (per
  share)**                                $   .01     --        --        --        --
Net Assets at End of Year ($1,000's)      $ 6,609   $ 2,950   $ 1,825   $ 1,352      $684

                    * The total return calculation reflects dividend reinvestment.
                   ** Required by regulations issued in 1995.

                                                         INTERMEDIATE-TERM
                                                         FIXED-INCOME FUND
                                          -----------------------------------------------
                                           Year      Year      Year      Year      Year
                                           Ended     Ended     Ended     Ended     Ended
                                          9/30/96   9/30/95   9/30/94   9/30/93   9/30/92
                                          -------   -------   -------   -------   -------
Per Share Operating Performance
  (for a share outstanding throughout
    the year)
Net Asset Value, Beginning of Year        $ 10.81   $ 10.46   $ 11.43   $ 11.00   $ 10.46
                                          -------   -------   -------   -------   -------
Income from investment operations:

Investment income--net                       0.66      0.59      0.52      0.54      0.80

Net realized and unrealized gain (loss)
  on investments                            (0.26)     0.38     (0.85)     0.36      0.73
                                          -------   -------   -------   -------   -------
    Total from Investment Operations         0.40      0.97     (0.33)     0.90      1.53
                                          -------   -------   -------   -------   -------
Distributions:
Distributions from capital gains            --        (0.05)    (0.08)     0.00     (0.15)
Distributions from investment income        (0.72)    (0.57)    (0.56)    (0.47)    (0.84)
                                          -------   -------   -------   -------   -------
    Total Distributions                     (0.72)    (0.62)    (0.64)    (0.47)    (0.99)
                                          -------   -------   -------   -------   -------
Net Increase (decrease)                     (0.32)     0.35     (0.97)     0.43      0.54
                                          -------   -------   -------   -------   -------
Net Asset Value, End of Year              $ 10.49   $ 10.81   $ 10.46   $ 11.43   $ 11.00
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------

Total Return*                                3.82%     9.64%    (2.99)%    8.47%    13.86%

Ratios/Supplemental Data:

Ratios to average net assets
  Expenses                                   0.97%     0.90%     0.90%     0.90%     0.90%
  Investment income--net                     6.27%     5.71%     5.76%     4.90%     5.59%
  Decrease reflected in above expense
    ratio due to expense waivers and
    reimbursement                            1.00%     1.09%     1.66%     3.33%     5.56%

Portfolio turnover rate                     39.69%     8.50%     8.68%    27.62%     8.66%

Net Assets at End of Year ($1,000's)      $ 5,885   $ 5,136   $ 3,372   $ 2,159      $881

                   * The total return calculation reflects dividend reinvestment.

                                                         MONEY MARKET FUND
                                          -----------------------------------------------
                                           Year      Year      Year      Year      Year
                                           Ended     Ended     Ended     Ended     Ended
                                          9/30/96   9/30/95   9/30/94   9/30/93   9/30/92
                                          -------   -------   -------   -------   -------
Per Share Operating Performance
  (for a share outstanding throughout
    the year)
Net Asset Value, Beginning of Year          $1.00     $1.00     $1.00     $1.00     $1.00
                                          -------   -------   -------   -------   -------
Income from investment operations:

Investment income--net                       0.05      0.05      0.03      0.03      0.04
    Total from Investment Operations         0.05      0.05      0.03      0.03      0.04
                                          -------   -------   -------   -------   -------
Distributions:
Distributions from investment income        (0.05)    (0.05)    (0.03)    (0.03)    (0.04)
                                          -------   -------   -------   -------   -------
    Total Distributions                     (0.05)    (0.05)    (0.03)    (0.03)    (0.04)
                                          -------   -------   -------   -------   -------
Net Increase (decrease)                      0.00      0.00      0.00      0.00      0.00
                                          -------   -------   -------   -------   -------
Net Asset Value, End of Year                $1.00     $1.00     $1.00     $1.00     $1.00
                                          -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------
Total Return*                                5.19%     5.20%     3.27%+    2.77%     3.73%

Ratios/Supplemental Data:

Ratios to average net assets
  Expenses                                   0.50%     0.50%     0.42%     0.25%     0.44%
  Investment income--net                     5.06%     5.15%     3.18%     2.94%     3.68%
  Decrease reflected in above expense
    ratio due to expense waivers and
    reimbursement                            3.64%     3.72%     3.47%     4.39%     5.19%
Net Assets at End of Year ($1,000's)       $1,463    $1,207    $1,112    $1,466      $664

                   * The total return calculation reflects dividend reinvestment.
                   + Had an affiliate of the advisor not contributed capital to the fund to reimburse a realized loss, the total return would have been 3.22%.

                 INDEPENDENT AUDITOR'S REPORT

                 ---------------------------------------------------------------

                 To the Shareholders and Board of Directors
                 Retirement System Fund Inc.

                     We have audited the statements of assets and liabilities,
                 including the statements of investments, of the Core Equity Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund and Money Market Fund (the "Investment Funds") of the Retirement System Fund Inc. as of September 30, 1996, and the related statements of operations for the year then ended, statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

                     We conducted our audits in accordance with generally
                 accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996, by correspondence with the custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                     In our opinion, the financial statements and financial
                 highlights referred to above present fairly, in all material respects, the financial position of the Investment Funds of Retirement System Fund Inc. at September 30, 1996, the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles.

                           [SIGNATURE]

                 New York, New York
                 November 15, 1996

                 OFFICERS

                 ---------------------------------------------------------------
                 William Dannecker, President
                 James P. Coughlin, C.F.A., Executive Vice President and Chief Investment Officer
                 Stephen P. Pollak, Esq., Executive Vice President, Counsel and Secretary
                 John F. Meuser, Senior Vice President and Treasurer
                 Veronica A. Fisher, First Vice President and Assistant
                 Treasurer
                 Herbert Kuhl, Jr., C.F.A., First Vice President
                 Chris R. Kaufman, Second Vice President
                 Deborah A. Modzelewski, Second Vice President
                 Heidi Viceconte, Second Vice President

                 INVESTMENT MANAGERS

                 ---------------------------------------------------------------
                 The Putnam Advisory Company, Inc.
                 Retirement System Investors Inc.

                 CUSTODIAN

                 ---------------------------------------------------------------
                 Custodial Trust Company

                 DISTRIBUTOR

                 ---------------------------------------------------------------
                 Retirement System Distributors Inc.

                 CONSULTANT

                 ---------------------------------------------------------------
                 Retirement System Consultants Inc.

                 TRANSFER AGENT

                 ---------------------------------------------------------------
                 Retirement System Consultants Inc.

                 INDEPENDENT AUDITORS

                 ---------------------------------------------------------------
                 McGladrey & Pullen, LLP

                 COUNSEL

                 ---------------------------------------------------------------
                 Morgan, Lewis & Bockius, LLP

                 BOARD OF DIRECTORS

                 ---------------------------------------------------------------
                 Edward J. Brown
                   Retired President and Chief Operating Officer
                   Apple Bank for Savings and Apple Bancorp, Inc., NY

                 Candace Cox
                   President and Chief Investment Officer
                   NYNEX Asset Management Co., NY

                 William Dannecker
                   President and Chief Executive Officer
                   Retirement System Group Inc., NY

                 Eugene C. Ecker
                   Pension and Group Insurance Consultant

                 Joseph P. Gemmell
                   Chairman of the Board, President and Chief Executive Officer Bankers Savings, NJ

                 Covington Hardee
                   Retired Chairman
                   The Lincoln Savings Bank, FSB, NY

                 Raymond L. Willis
                   Private Investments

FOR MORE COMPLETE INFORMATION ABOUT RETIREMENT SYSTEM FUND INC., INCLUDING CHARGES AND EXPENSES, CALL 1-800-772-3615 FOR A PROSPECTUS OR WRITE TO RETIREMENT SYSTEM DISTRIBUTORS INC., CUSTOMER SERVICE, P.O. BOX 2064, GRAND CENTRAL STATION, NEW YORK, NY 10163-2064. READ THE PROSPECTUS CAREFULLY BEFORE YOU INVEST OR SEND MONEY. RETIREMENT SYSTEM FUND IS DISTRIBUTED EXCLUSIVELY BY RETIREMENT SYSTEM DISTRIBUTORS INC. TOTAL RETURNS ARE BASED ON HISTORICAL RESULTS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. FUTURE PERFORMANCE AND UNIT ASSET VALUE WILL FLUCTUATE SO THAT UNITS, IF REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. THIS MATERIAL MUST BE PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

                 (This page has been left blank intentionally.)

ANNUAL REPORT

*Not yet available for sale to investors

[LOGO]

Retirement System
Fund Inc.


Core Equity Fund

Emerging Growth Equity Fund

Intermediate-Term Fixed-Income Fund

Money Market Fund

Value Equity Fund*

International Equity Fund*

Actively Managed Fixed-Income Fund*

1996

Broker/Dealer

[LOGO]

RETIREMENT SYSTEM
Distributors Inc.

P.O. Box 2064
Grand Central Station
New York, NY 10163-2064

                           PART C--OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

    Reference is made to the provision of the Article Sixth of Registrant's Articles of Incorporation filed as Exhibit 1.1 to this Registration Statement.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provision or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

      1.1  Registrant's charter(1)

      1.2  Amendment to Charter(2)

      2.1  Bylaws of the Registrant, as amended(1)

      2.2  Amendment to Bylaws of the Registrant(2)

      3    Not Applicable

      4    Form of Agreement and Plan of Reorganization between Retirement System Fund Inc.
             ("RSF Inc."), a Maryland corporation, on behalf of its portfolios, Core Equity
             Fund, Emerging Growth Equity Fund, Intermediate-Term Fixed-Income Fund, and Money
             Market Fund, (collectively, the "RSF Inc. Funds"), and The Enterprise Group of
             Funds, Inc. ("Enterprise Funds"), a Maryland corporation, on behalf of its portfolios, Enterprise Growth & Income Portfolio, Enterprise Small Company Growth
             Portfolio Enterprise Government Securities Portfolio, and Enterprise Money Market
             Portfolio, (collectively, the "Enterprise Portfolios"), filed herewith as Appendix
             B to the Proxy Statement/Prospectus.*

      5    Specimen share certificate.(3)

      6    Conformed copy of Investment Advisory Contract on behalf of the Enterprise Funds.(1)

      6.1  Conformed copy of Subadvisory Agreements on behalf of each of the Enterprise
             Portfolios.(1)

      7.1  Conformed copy of Distributor's Agreement on behalf of the Enterprise Funds.(1)

      7.2  Addendum to Distributor's Agreement(2)

      7.3  Prototype Soliciting Broker/Dealer Agreement(1)

      7.4  Addendum to the Soliciting Broker/Dealer Agreement(2)

      8    Not Applicable

      9    Conformed copy of Form of Custodian Contract of the Registrant.(1)

     10    Conformed copy of Distribution Plans of the Registrant.(2)

     11    Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality of shares being issued.*

     12.1  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Core Equity Fund and Enterprise Growth and
             Income Portfolio.*

     12.2  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Emerging Growth Equity Fund and Enterprise
             Small Company Growth Portfolio.*

     12.3  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Intermediate-Term Fixed-Income Fund and
             Enterprise Government Securities Portfolio.*

     12.4  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Money Market Fund and Enterprise Money Market
             Portfolio.*

     13    Not Applicable

     14.1  Conformed copy of Consent of Independent Auditors of Enterprise Funds, Coopers &
             Lybrand L.L.P.*

     14.2  Conformed copy of Consent of Independent Auditors of RSF Inc., McGladrey & Pullen
             LLP.*

     15    Not Applicable.

     16    Power of Attorney.*

     17.1  Declaration under Rule 24f-2*

     17.2  Form of Proxy of RSF Inc.*

     17.3  Prospectus of RSF Inc.*

------------------------

*   Filed electronically.

(1) Response is incorporated by reference to Registrant's Post Effective Amendment No. 39 on Form N-1A filed on April 28, 1994 (File Nos. 2-28097 and 811-1582).

(2) Response is incorporated by reference to Registrant's Post-Amendment No. 43 on Form N-1A filed on April 26, 1995 (File Nos. 2-28097 and 811-1582).

(3) Response is incorporated by reference to Registrant's Post-Amendment No. 29 on Form N-1A filed on November 27, 1987 (File Nos. 2-28097 and 811-1582).

ITEM 17.  UNDERTAKINGS

    (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Enterprise Group of Funds, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, and State of Georgia on April 22, 1997.

                                THE ENTERPRISE GROUP OF FUNDS, INC.

                                By:              /s/ VICTOR UGOLYN
                                     -----------------------------------------
                                                   Victor Ugolyn
                                                     PRESIDENT

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ VICTOR UGOLYN
------------------------------  Chairman, President and       April 22, 1997
        Victor Ugolyn             Chief Executive Officer

              *
------------------------------  Principal Financial and
       Phillip G. Goff            Accounting Officer

              *
------------------------------  Director
       Arthur T. Dietz

              *
------------------------------  Director
        Samuel J. Foti

              *
------------------------------  Director
        Arthur Howell

              *
------------------------------  Director
   William A. Mitchell, Jr.

              *
------------------------------  Director
        Lonnie H. Pope

              *
------------------------------  Director
       Michael I. Roth

    By: /s/ VICTOR UGOLYN                                     April 22, 1997
------------------------------
        (Victor Ugolyn)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                  EXHIBITS
-------   --------------------------------------------------------------------
  11      Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality of shares being issued.

  12.1 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Core Equity
           Fund and Enterprise Growth and Income Portfolio.

  12.2 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Emerging Growth
           Equity Fund and Enterprise Small Company Growth Portfolio.

  12.3 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc.
           Intermediate-Term Fixed-Income Fund and Enterprise Government
           Securities Portfolio.

  12.4 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between RSF Inc. Money Market
           Fund and Enterprise Money Market Portfolio.

  14.1    Conformed copy of Consent of Independent Auditors of Enterprise
           Funds, Coopers & Lybrand L.L.P.

  14.2    Conformed copy of Consent of Independent Auditors of RSF Inc.,
           McGladrey & Pullen LLP.

  16      Power of Attorney.

  17.1    Declaration under Rule 24f-2.

  17.2    Form of Proxy of RSF Inc.

  17.3    Prospectus of RSF Inc.